ANNUAL REPORT 2009



FOSCHINI

FOSCHINI LIMITED

MISSION

The group's mission is to retain leadership in cost-effective and profitable retail operations and to achieve significant growth through employee contribution, innovative differentiation, new business development, acquisition and aggressive expansion, including expansion across borders.

HISTORY

The company, which commenced trading in 1924, has been listed on the JSE Limited since 1 January 1941 and is regarded as one of the foremost independent chain store groups in the country. The company's success is strongly driven by its desire to provide the right merchandise to the respective target markets of all its trading divisions, and its skill in achieving this objective has resulted in a successful track record. The Foschini group believes that teamwork coupled with professionalism in all aspects of retailing will continue to be the foundation for the future.

VALUES

- the maintenance of its integrity by being honest, open and ethical in all its dealings;
- a commitment to providing 'exceeding service' to customers, and giving them value for money;
- the treatment of people with dignity and respect, ensuring a supportive and encouraging environment;
- the belief in equal opportunity and development for all, and fair reward to people according to responsibility, effort and performance; and
- the commitment to a self-critical professionalism, with visible and consistent standards and a constant search for performance improvement.

ANNUAL REPORT 2009

CONTENTS

CORPORATE PROFILE

THE GROUP

Foschini Limited has the following operating divisions:

RETAIL

- Foschini, branded as Foschini, donna-claire, Luella and fashionexpress
- Markham
- exact!
- TFG Apparel Supply Company
- The Sports division, branded as sportscene, Totalsports and DueSouth
- The Jewellery division, branded as American Swiss, Matrix and Sterns
- @home, branded as @home and @homelivingspace and
- FG Financial Services.

EXTERNAL FINANCIAL SERVICES "RCS GROUP"

- Transactional Finance, comprising RCS Cards and RCS Private Label Cards and
- Fixed Term Finance, comprising RCS Personal Loans and RCS Home Loans

The retail divisions retail clothing, jewellery, accessories, cosmetics, sporting and outdoor apparel and equipment and homeware to the broad, middle-income group throughout southern Africa, mainly as a credit retailer. The ratio of cash sales to total turnover approximates 36%.

The external financial services division provides a range of broader financial services to customers of the group and to customers of unrelated retailers.



FOSCHINI

A modern and fashionable womenswear chain offering contemporary clothing, footwear and cosmetics for 18 to 35 year olds in the LSM 6 to 10 categories.

STERNS THE JEWELLER

Contemporary and classic jeweller well known to the market for its quality and welcoming service, offering beautiful and meaningful jewellery.

DUESOUTH BE AN OUTSIDER

Offers the modern, hi-tech outdoor enthusiast a wide range of products that correspond to their lifestyle.

donna-claire FASHION IN SIZES 16-28

Offering stylish fashion for larger-sized women of all ages in the LSM 6 to 10 categories.

AMERICANSWISS YOU DESERVE IT

Leading jeweller that appeals to fashion-forward and image-conscious customers with appropriate products and brands that allow the growing middle market to express their status.

sportscene

Chain offering a blend of sports and fashion products directed mainly at youthful and fashion-conscious customers in a fast-paced, urban street-smart energised shopping venue.

fashionexpress

A value fashion chain catering for women in the LSM 5 to 9 categories.

MATRIX Sunglasses • Cell phones

Chain offering sunglasses and cellphones to the brand-savvy and image-conscious consumer who aspires to designer labels.

TotalSPORTS

South Africa's premier chain for sportswear and basic items of sports equipment with leading international brands of products to meet the everyday needs of sportsmen and sportswomen, together with complementary fashion products.

Luella

Chain devoted to women's footwear and handbags, offering moderately priced products in a modern international store format.

Markham

Largest men's fashion retail chain in southern Africa providing up-to-date internationally inspired menswear of good quality and value, suitable for all occasions.

@home THE HOMEWARE STORE

Sells a wide range of homewares to the LSM 8 to 10 groups.

exact!

Offers stylish and economical clothing, footwear and accessories for modern South African families in the LSM 5 to 8 categories, with particular appeal to women and men aged 30 and upwards, as well as clothing and footwear for children aged between 3 and 12 years.

@homelivingspace

Offers a comprehensive range of contemporary furniture and décor items in addition to the homewares range.

RCS

Provides personal loans and other financial services to customers of the group and others, as well as credit facilities to a number of retailers external to the Foschini Group.

financialservices fg

Provides credit and related services to customers of the group.

TFG APPAREL SUPPLY CO

Manages the supply of locally made apparel and co-ordinates the group's activities in the fields of merchandise sourcing, shipping and quality assurance.



FINANCIAL HIGHLIGHTS AND SHARE PERFORMANCE

FINANCIAL STATISTICS AND TARGETS

	Medium-term target	2009	2008
Operating margin (%)	25,0	**25,0**	24,8
Net bad debt write-off as a % of debtors' book – retail		**8,7**	8,3
ROE (%)	35,0	**26,9**	29,6
Current ratio (times)		**3,4**	2,5
Debt equity ratio (%)	40,0	**33,5**	36,2
Recourse debt equity ratio (%)		**17,4**	24,3
Total liabilities to total equity (%)		**78,4**	73,6
Net borrowings to EBITDA (times)		**0,7**	0,7
Finance charge cover (times)		**8,1**	15,9
EBITDA finance charge cover (times)		**9,0**	17,6
Dividend cover (times)		**1,9**	1,9
Number of stores		**1 539**	1 393
Square metres		**467 420**	410 378
Stock turn (12 month average)			
– jewellery		**1,7**	1,7
– @home		**1,8**	2,0
– other		**3,2**	3,1

FINANCIAL HIGHLIGHTS AND SALIENT FEATURES

	% change	2009	2008
Retail turnover (Rm)	5,5	**8 089,6**	7 668,7
Operating profit before finance charges (Rm)	6,3	**2 025,5**	1 905,5
EBITDA (Rm)	6,9	**2 256,6**	2 110,2
Profit before tax (Rm)	(0,6)	**1 775,7**	1 786,3
Headline earnings (Rm)	1,5	**1 145,8**	1 128,4
Profit attributable to equity holders of Foschini Limited (Rm)	1,5	**1 145,8**	1 128,4
Total shareholders' interest (Rm)	16,9	**4 496,3**	3 845,2
Total equity	17,4	**4 855,5**	4 136,1
Total liabilities	25,1	**3 808,5**	3 044,4
Net borrowings	8,5	**1 626,9**	1 498,9
Earnings per ordinary share* (cents)	2,3	**559,5**	547,0
Headline earnings per ordinary share* (cents)	2,3	**559,5**	547,0
Tangible net asset value per ordinary share** (cents)	15,3	**2 148,1**	1 862,7
Dividend per share (cents) – interim	–	**118,0**	118,0
Dividend per share (cents) – final	–	**170,0**	170,0
Dividend per share (cents) – total	–	**288,0**	288,0
Gross number of shares in issue (millions)		**240,5**	240,5
Net number of shares in issue (millions)		**207,3**	204,6
Closing US$ conversion rate		**9,33**	8,14
Average US$ conversion rate		**8,89**	7,15

* based on the weighted average number of shares in issue
** based on the net actual number of shares in issue

SHARE PERFORMANCE

	2009	2008
Market price per share (cents)		
– at year-end	**4 394**	3 851
– highest	**5 200**	7 795
– lowest	**2 689**	3 590
– average	**3 952**	5 481
Number of beneficial shareholdings	**3 731**	3 781
Price/earnings ratio at year-end	**7,85**	6,88
Dividend yield	**6,6**	7,5
Number of shares traded during the year (millions)	**253,0**	254,6
Volume traded/number of shares in issue (%)	**105,2**	105,9
Market capitalisation (Rm)	**10 567,5**	9 261,6



CORPORATE STRUCTURE

FOSCHINI
FOSCHINI LIMITED

Directorate
Foschini Limited

Chief executive officer

Operating board
Foschini Group of Companies

Operations

Foschini
Foschini • donna-claire
fashionexpress • Luella

Markham

exact!

Sports Division
sportscene • Totalsports
DueSouth

Jewellery Division
American Swiss
Sterns • Matrix

@home
@home
@homelivingspace

TFG Apparel Supply Company

FG Financial Services

RCS Group*

Transactional Finance
RCS Private Label Cards
RCS Cards

Fixed Term Finance
RCS Personal Loans
RCS Home Loans

Services

Group Finance and Administration

Group Audit Services

Foschinidata

Group Logistics

Human Resources

Group Services

Group Property

* All divisions are wholly owned, with the exception of the RCS Group, in which The Standard Bank of South Africa Limited (SBSA) has a minority share.

TURNOVER

TURNOVER BY GEOGRAPHIC REGION

	2009		2008	
	Number of stores	**Turnover Rm**	Number of stores	Turnover Rm
Botswana	**4**	**43,8**	4	33,6
Eastern Cape	**115**	**587,9**	102	561,9
Free State	**112**	**489,1**	104	455,6
Gauteng	**406**	**2 545,5**	364	2 403,4
KwaZulu-Natal	**174**	**983,4**	153	945,2
Limpopo	**93**	**464,4**	89	420,5
Mpumulanga	**96**	**434,2**	92	410,4
Namibia	**54**	**252,0**	48	196,2
North West	**86**	**391,5**	75	215,9
Northern Cape	**58**	**226,9**	48	354,8
Swaziland	**4**	**11,8**	4	10,3
Western Cape	**337**	**1 659,1**	310	1 660,9
	1 539	**8 089,6**	1 393	7 668,7


BOTSWANA
NAMIBIA
Limpopo
Mpumulanga
Gauteng
North West
SWAZILAND
Free State
KwaZulu-Natal
Northern Cape
Eastern Cape
Western Cape

TURNOVER BY DIVISION


@home
Jewellery division
Sports division
exact!
2009
Foschini
Markham


@home
Jewellery division
Sports division
exact!
2008
Foschini
Markham

Turnover	2009 Rm	% change	2008 Rm
Foschini	**3 103,5**	1,1	3 070,5
Markham	**1 311,7**	10,1	1 190,9
exact!	**743,5**	5,1	707,2
Sports division	**1 296,8**	12,6	1 151,4
Jewellery division	**1 126,0**	3,2	1 090,7
@home	**508,1**	10,9	458,0
	8 089,6	5,5	7 668,7

Contribution	2009	2008
Foschini	**39%**	40%
Markham	**16%**	16%
exact!	**9%**	9%
Sports division	**16%**	15%
Jewellery division	**14%**	14%
@home	**6%**	6%

FIVE YEARLY REVIEW 1988 – 2009

Equity attributable to equity holders of Foschini Limited (Rm)



5 000
4 000
3 000
2 000
1 000
0
139,2
575,2
1 544,3
2 291,4
4 496,3
1988
1994
1999
2004
2009

Turnover (Rm)



9 000
8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
528,5
1 442,4
2 514,3
4 410,0
8 089,6
1988
1994
1999
2004
2009

Number of Stores



1 800
1 600
1 400
1 200
1 000
800
600
400
200
0
617
825
1 069
1 197
1 539
1988
1994
1999
2004
2009

Attributable earnings (Rm)



1 400
1 200
1 000
800
600
400
200
0
47,3
143,7
211,2
516,9
1 145,8
1988
1994
1999
2004
2009

Earnings per ordinary share (cents)*



600
500
400
300
200
100
0
21,5
62,1
91,2
237,1
559,5
1988
1994
1999
2004
2009

Cash dividends declared per ordinary share (cents)#



350
300
250
200
150
100
50
0
206,0
17,0
94,0
288,0
1988
1994
1999
2004
2009

Closing share price (cents)



5 000
4 000
3 000
2 000
1 000
0
156
1 735
1 260
1 995
4 394
1988
1994
1999
2004
2009

* Comparative figures have been restated in terms of the increased number of shares in issue resulting from sub-divisions and capitalisation issues.

Where applicable, earnings are shown before extraordinary/exceptional items.

From 2000 earnings are based on the weighted average number of shares in issue.

\# In 1994 a scrip dividend was declared.

GROUP STATISTICS

Foschini Limited and its subsidiaries

YEARS ENDED	**2009**	2008	2007	2006	2005	2004	2003	2002	2001	2000
Profitability										
Retail turnover (Rm)	**8 089,6**	7 668,7	7 230,0	6 432,1	5 279,3	4 410,0	3 880,6	3 289,9	2 980,5	2 646,5
Operating profit before finance charges (Rm)	**2 025,5**	1 905,5	1 887,0	1 567,3	1 204,8	814,6	582,0	348,5	202,7	333,7
Profit attributable to equity holders of Foschini Limited (Rm)	**1 145,8**	1 128,4	1 119,2	986,9	767,0	516,9	359,5	199,9	116,0	233,3
Headline earnings (Rm)	**1 145,8**	1 128,4	1 119,2	986,9	767,0	523,4	364,8	203,0	119,1	233,3
Balance sheet										
Non-current assets (Rm)	**2 793,7**	2 171,8	2 160,4	1 536,5	1 497,9	1 096,6	754,7	965,5	1 107,7	805,6
Current assets (Rm)	**5 870,3**	5 008,7	4 623,3	4 311,8	3 422,1	2 794,1	2 630,6	2 120,6	1 781,3	1 797,2
Total assets (Rm)	**8 664,0**	7 180,5	6 783,7	5 848,3	4 920,0	3 890,7	3 385,3	3 086,1	2 889,0	2 602,8
Total shareholders' interest (Rm)	**4 496,3**	3 845,2	3 823,6	3 267,9	2 496,8	2 291,4	2 077,0	1 830,1	1 775,1	1 755,7
Minority interest (Rm)	**359,2**	290,9	181,3	88,9	16,0	10,1	5,1	8,6	–	–
Non-current liabilities (Rm)	**2 082,9**	1 036,7	1 282,4	1 064,2	1 038,6	554,5	514,7	625,2	599,3	376,2
Current liabilities (Rm)	**1 725,6**	2 007,7	1 496,4	1 427,3	1 368,6	1 034,7	788,5	622,2	514,6	470,9
Total equity and liabilities (Rm)	**8 664,0**	7 180,5	6 783,7	5 848,3	4 920,0	3 890,7	3 385,3	3 086,1	2 889,0	2 602,8
Cash flow statement										
Cash flows from operating activities (Rm)	**319,9**	(44,4)	99,3	(97,3)	86,7	289,9	288,3	121,4	66,1	159,0
Cash flows from investing activities (Rm)	**(536,2)**	(52,2)	(112,7)	51,5	(165,7)	(187,3)	(155,1)	(166,6)	(370,2)	43,6
Cash flows from financing activities (Rm)	**343,0**	63,8	20,0	72,1	86,0	(100,6)	(132,8)	46,7	352,2	(83,8)
Net increase (decrease) in cash (Rm)	**126,7**	(32,8)	6,6	26,3	7,0	2,0	0,4	1,5	48,1	118,8
Cash at the beginning of the year (Rm)#	**169,5**	202,3*	62,5	36,2	29,2	27,2	26,8	175,3	127,2	8,4
Cash at the end of the year (Rm)#	**296,2**	169,5	69,1	62,5	36,2	29,2	27,2	176,8	175,3	127,2

The figures from 2000 to 2002 comprise cash and cash equivalents, whereas those from 2003 onwards comprise cash only.

* In 2008 cash balances were restated to include an amount previously off-set against interest-bearing debt.

YEARS ENDED	**2009**	2008	2007	2006	2005	2004	2003	2002	2001	2000
Performance measures/ratios										
Turnover growth (%)	**5,5**	6,1	12,4	21,8	19,7	13,6	18,0	10,4	12,6	5,3
Operating margin (%)	**25,0**	24,8	26,1	24,3	22,8	18,5	15,0	10,6	6,8	12,6
Debt equity ratio (%)	**33,5**	36,2	18,8	16,2	12,7	4,0	8,6	17,1	15,1	3,0
Total liabilities to shareholders' interest (times)	**0,85**	0,79	0,73	0,76	0,96	0,69	0,63	0,68	0,63	0,48
Current ratio (times)	**3,4**	2,5	3,1	3,0	2,5	2,7	3,3	3,4	3,5	3,8
Headline earnings per ordinary share (HEPS) (cents)	**559,5**	547,0	534,2	463,0	359,6	237,1	162,2	87,9	50,1	100,1
Change in HEPS (%)	**2,3**	2,4	15,4	28,8	51,7	46,2	84,5	75,4	(50,0)	9,8
Dividends declared per ordinary share (DPS) (cents)	**288,0**	288,0	270,0	220,0	164,0	94,0	56,0	31,0	18,0	35,0
Tangible net asset value per ordinary share (cents)	**2 148,1**	1 862,7	1 789,4	1 523,4	1 165,0	1 039,1	917,8	803,4	731,6	752,9
Market capitalisation (Rm)	**10 567,5**	9 261,6	16 618,4	14 011,4	8 549,7	4 797,9	2 573,3	1 681,1	1 190,5	3 196,1
Statistics										
Number of ordinary shares in issue (millions)	**240,5**	240,5	240,5	240,5	240,5	240,5	240,5	240,5	240,5	235,0
Number of ordinary shares on which headline earnings per share is calculated (millions)	**204,8**	206,3	209,5	213,1	213,3	220,7	224,9	231,0	237,9	233,2
Net number of ordinary shares on which net asset value per shares is calculated (millions)	**207,3**	204,6	212,0	212,6	211,9	218,4	223,6	226,3	240,5	233,2
Number of stores	**1 539**	1 393	1 332	1 273	1 233	1 197	1 188	1 185	1 207	1 088
Floor area (gross square metres)	**467 420**	410 378	380 615	354 747	334 662	323 459	317 381	310 166	309 188	272 152

Notes

When an accounting policy has been changed, comparative figures have been restated in accordance with the new policy.

DEFINITIONS

Credit transactions: RCS Group	Comprises all loan advances and card purchases for the year under review
Credit transactions: retail	VAT inclusive credit retail turnover and income from sundry credit services
Current ratio	Current assets divided by current liabilities
Debt equity ratio	Net borrowings expressed as a percentage of total equity
Dividend cover	Basic earnings per share divided by dividend declared in respect of the relevant period
Doubtful debt provision as a % of debtors' book	Provision for doubtful debts expressed as a percentage of gross receivables
EBITDA	Earnings before interest paid, tax, depreciation and amortisation
EBITDA finance charge cover	EBITDA divided by interest paid
Finance charge cover	Operating profit before finance charges divided by interest paid
Gross square metres	Comprises the total leased store area including stockrooms
Headline earnings	Net income attributable to ordinary shareholders adjusted for the effect, after tax, of exceptional items
Headline earnings per ordinary share	Headline earnings divided by the weighted average number of shares in issue for the year
LSM	Refers to the SAARF Universal Living Standards Measure which is a unique means of segmenting the South African market by dividing the population into 10 LSM groups, 1 (lowest) to 10 (highest). Refer table alongside
Market capitalisation	The market price per share at the year-end multiplied by the number of ordinary shares in issue at the year-end
Net borrowings	Interest-bearing debt and minority interest loans reduced by preference share investment and cash
Net bad debt and provision movement	VAT exclusive bad debts including provision movement, net of recoveries
Net bad debt write-off: retail	VAT inclusive bad debts, net of recoveries and excluding movement in provision in respect of the group's retail receivables
Net bad debt write-off: RCS Group	VAT exclusive bad debts, net of recoveries and excluding movement in provision in respect of the receivables in the RCS Group
Net bad debt write-off as a % of credit transactions	Net bad debt write-off expressed as a percentage of credit transactions
Net bad debt write-off as a % of debtors' book	Net bad debt write-off expressed as a percentage of gross receivables
Recourse debt equity ratio	Recourse debt reduced by preference share investment and cash, expressed as a percentage of total equity
Same store	Stores which have traded for the full current and previous financial years out of the same trading area
Tangible net asset value per ordinary share	Total net asset value, after minorities, excluding goodwill and intangible assets, divided by the net number of ordinary shares in issue at the year end
Operating margin	Operating profit before finance charges expressed as a percentage of retail turnover

SAARF Living Standards Measure (LSM)*	Population 2008	% Population 2005	% Population 2006	% Population 2007	% Population 2008	**Average monthly household income (R) 2008**
LSM 1	1 062 000	7,6	6,1	4,1	3,4	**1 077**
LSM 2	2 729 000	12,2	12,2	9,8	8,7	**1 393**
LSM 3	2 878 000	13,0	12,6	10,8	9,2	**1 830**
LSM 4	4 525 000	14,9	14,9	13,8	14,5	**2 572**
LSM 5	4 855 000	13,5	13,5	14,5	15,5	**3 191**
LSM 6	5 682 000	14,5	14,4	17,3	18,2	**5 503**
LSM 7	2 932 000	7,1	7,8	9,3	9,4	**9 237**
LSM 8	2 175 000	5,2	5,7	6,7	6,9	**12 796**
LSM 9	2 561 000	6,4	6,7	7,6	8,2	**16 998**
LSM 10	1 905 000	5,5	6,0	6,1	6,1	**23 591**

* Source: SAARF AMPS 2004 – 2008



DIRECTORATE


1


4


2


3


5

COMMITTEES

Audit Committee

S E Abrahams (Chairman) • W V Cuba • D M Polak

Remuneration Committee

D M Nurek (Chairman) • Prof. F Abrahams
C J Ginsburg (Consultant)

Risk Committee

D M Nurek (Chairman) • D M Polak • A D Murray • R Stein

Nominations Committee

D M Nurek (Chairman) • S E Abrahams • A D Murray

Transformation Committee

Prof. F Abrahams (Chairperson) • D M Nurek
A D Murray • R Stein

EXECUTIVES

1 **A D Murray (52)** # o ^
BA, CA
Appointed in 2007
Joined the group in 1985

2 **R Stein (59)** # ^
B Comm, CA(SA)
Appointed in 1999
Joined the group in 1996

3 **P S Meiring (53)**
Appointed in 2009
Joined the group in 1983

* Member of the Audit Committee
+ Member of the Remuneration Committee
# Member of the Risk Committee
o Member of the Nominations Committee
^ Member of the Transformation Committee


6
8
10
7
9
11

NON-EXECUTIVES

4 D M Nurek (59) + # o ^
Chairman (appointed 2009)
Appointed in 1990
Also a director of Aspen Pharmacare Holdings Limited, Distell Group Ltd, Lewis Group Limited, New Clicks Holdings Limited, Sun International Limited and Trencor Limited.

5 S E Abrahams (70) * o
FCA, CA(SA)
Appointed in 1998
Also a director of Investec PLC, Investec Limited and Super Group Limited.

6 Prof. F Abrahams (46) + ^
B Econ (Hons), M Comm, D Comm
Appointed in 2003
Also a director of Lewis Group Limited and New Clicks Holdings Limited.

7 W V Cuba (54) *
BSc (Survey), BSc (Info. Systems), MBA
Appointed in 1998
Also a director of Mustek Limited.

8 M Lewis (50)
BA (Econ) (Hons)
Appointed in 1989

9 D M Polak (60) * #
Appointed in 1996

10 K N Dhlomo (36)
BA (Comm, Indus Psych), MBA
Appointed in 2009

11 N V Simamane (49)
BSc (Biochem) (Hons)
Appointed in 2009
Also a director of Cashbuild Limited.

OPERATING BOARD & EXECUTIVE MANAGEMENT



Back row L to R: H B Godfrey, B J Curry, P S Meiring, R Stein and M Mendelsohn
Front row L to R: D B Gedye, G S Naidoo, A D Murray and A R Bisogno

OPERATING BOARD

A D Murray (52)
BA, CA
CEO
Joined the group in 1985

A R Bisogno (51)
Managing Director – Foschini division
Joined the group in 1978

B J Curry (47)
Managing Director – Foschinidata
Joined the group in 1988

D B Gedye (50)
Managing Director – Sports division
Joined the group in 1979

H B Godfrey (54)
Managing Director – @home
Joined the group in 1994

P S Meiring (53)
Managing Director – FG Financial Services
Joined the group in 1983

M Mendelsohn (50)
Retail director
Joined the group in 1982

G S Naidoo (41)
BSoc.Sc (Hons), MA (Ind. Psych.)
Group Human Resources Director
Joined the group in 2005

R Stein (59)
B Comm, CA(SA)
Group Financial Director
Joined the group in 1996

EXECUTIVE MANAGEMENT

S A Annenberg (48)
General Manager – exact!
Joined the group in 1985

S E Eagle (50)
Managing Director – TFG Apparel Supply Company
Joined the group in 1998

A Kleinman (50)
BSc, MBA
Managing Director – Jewellery division
Joined the group in 1984

M Maritz (41)
General Manager – Markham
Joined the group in 2001

S vd Merwe (44)
B Comm (Hons)
Managing Director – RCS Group
Joined the group in 2006



CHAIRMAN'S REPORT


SUUNTO

HAVING TAKEN OFFICE ON 1 APRIL 2009, IT GIVES ME PLEASURE TO PRESENT MY FIRST CHAIRMAN'S REPORT TO THE STAKEHOLDERS OF THE FOSCHINI GROUP.

OVERVIEW

In the context of one of the most challenging trading environments experienced for many years, our group delivered a satisfactory performance.

The deterioration in the retail sector in South Africa which began in the latter half of 2007 continued into 2008. The downturn was particularly apparent amongst credit-based retailers – including apparel retailers – as our customers were impacted, inter alia, by steep increases in food and transport costs and relatively high levels of household debt.

Against this background, the group was able to grow headline earnings per share by 2,3% and diluted headline earnings per share by 2,8%. Whilst these results may appear modest when compared to prior years, this outcome is nevertheless well ahead of the market's expectations.

Our performance may be attributed to a number of factors including the resilience and adaptability of our management team and our strong balance sheet. Moreover, the satisfactory level of ongoing cash flow has enabled us to maintain our final dividend at 170,0 cents per share resulting in the total dividend for the year also being maintained at 288,0 cents per share.

ECONOMY AND OPERATING ENVIRONMENT

In this financial year, the global financial and economic environment experienced its greatest turmoil in most people's living memory. A number of the world's leading financial institutions encountered severe challenges and many had to be rescued by government intervention. Some even have failed. These challenges were not confined to the financial world. The economies of many countries and regions began to slow dramatically and several have slipped into recession. Retrenchments have taken place on a large scale in many countries, affecting many industries. The retail sector has not escaped these events and a number of retailers in many parts of the world have reported significantly lower results.

Whilst the South African economy may not have been as badly affected by these global trends, we have not escaped unscathed. Current indications are that our economy has slipped into recession in the current year. Our consumer fundamentals are fragile. Food prices remain stubbornly high and consumer sentiment is negative.

In response to these circumstances, South Africa started reducing interest rates in December 2008, with rates having fallen 4,5% since then. Nevertheless, our interest rates remain relatively high and our expectation is that rates will continue to decline during the remainder of this year. Household debt as a percentage of total disposable income has started to reduce and is expected to moderate to 70% by the end of this calendar year, from its peak last year of 77%. The ratio of household debt servicing costs to disposable income has become more manageable at around 9,5%.

In addition, inflation is on the decline and is expected to dip below 6% by the end of this calendar year.

All of this may indicate that our economy is poised for a recovery towards the end of the current financial year or during the course of next year. Economic activity is likely to be sustained by a number of substantial public



DAVID NUREK

infrastructural projects, the 2010 World Cup as well as a number of other major sporting events.

The major threat to this positive scenario remains the risk of job losses in a number of industries which could impact upon our customer base.

STAFF AND DIRECTORS

Our group's greatest asset continues to be its excellent management team. In this respect, we pay considerable attention to retention and succession planning in all facets of our business.

Doug Murray, who was appointed as Group CEO on 1 January 2008, has now completed his first full financial year in that position. Doug was appointed during an extremely difficult cycle in our business and I am impressed by the way he has developed and guided the group through the challenging times.

We are also very pleased to welcome Khanyi Dhlomo and Nomahlubi Simamane as independent non-executive directors. In addition to the special skills and experience that these appointments bring, the board believes that these changes reflect the Group's commitment to transformation and gender diversity. We also welcome Peter Meiring as an executive director. Given the increasing importance of financial services to our overall business, Peter, as head of this division, will bring enormous value to our deliberations at board level.

Neville Goodwin, who had been a director of the group for many years, decided not to stand for re-election at the last Annual General Meeting. Neville played an invaluable role in the growth of the company and served as its Chief Executive for five years. Since retiring from his executive role in 1998, Neville has served as a non-executive director and his understanding of and insight into the group has been an invaluable contribution. We wish him well in his retirement.

ELIOT OSRIN

Eliot has been a non-executive director of the group since 1978 and has served as its Chairman since 1998. Eliot stepped down as Chairman and non-executive director on 31 March 2009, having been involved with the group for some 37 years. He has played an inspiring role in the growth of the group. Through his leadership he has given management the opportunity to grow and develop their skills, to exploit and build new brands and allow the business to become the great thriving future-orientated enterprise it is today.

Eliot is handing over a company, energised by his example, with clear direction for its future and its people who will continue to build great opportunities for the future.

So we say thank you to Eliot, meant with much admiration and respect for his unstinting efforts in the pursuit of Foschini's success. We wish him all the best for his retirement, which he can do with the great satisfaction of a job exceedingly well done.





COMMUNITY RESPONSIBILITY

We remain committed to achieving a balance between economic performance and the part we play for our society and the communities in which we operate. We are mindful of the critical role that business has to play and for this reason we continue to invest in the development of society. We make charitable donations to more than 100 national and local non-governmental organisations, with our primary focus areas being education; skills development; arts, culture and the environment; special projects and combating HIV/AIDS, with specific emphasis on women and children. Full details of our CSI endeavours are covered in the sustainability report in this Annual Report.

TRANSFORMATION

Our Transformation Committee has the task of driving the group's broad-based black economic empowerment (BBBEE) strategy into the future. Our various internal transformation sub-committees tackle, on a daily basis, the various issues underlying BBBEE in order to ensure that our group plays its rightful role in the advancement of historically disadvantaged communities. I am pleased to note that in the Financial Mail's Top Empowerment Companies Report of 2009, our group has once again fared well.

GOVERNANCE

The directors consider responsible corporate governance to be integral to the success of the group, and our commitment to it is outlined in our corporate governance report, which appears elsewhere in this Annual Report.

Assessment starts at the top with a comprehensive annual peer review of the performance of all directors. The board's various sub-committees, which cover the fields of audit, remuneration, risk, nominations and transformation, maintain diligent oversight of all significant factors within their purview. The group has formulated and abides by a code of ethics which includes a set of clear goals to achieve in its relationships with customers, suppliers, staff, the general public and the communities among which we operate. The increasingly complex field of compliance with the laws and regulations governing our businesses is another among the many issues on the governance agenda. Shareholders will be aware that the King III Code of Corporate Governance has recently been published for comment, and this, together with the promulgation of the new Companies Act, will necessitate a review of our current corporate governance practices.

LOOKING AHEAD

Despite the difficult environment, retail sales growth is expected to improve gradually this year due to a combination of additional interest rate cuts, declining inflation, an increase in real wage growth, as well as some tax relief. The build-up to the 2010 Soccer World Cup should assist in boosting retail sales. The hosting of one of the world's most prestigious and popular events should provide a direct boost to economic activity in South Africa, especially bearing in mind the magnitude of the event in relation to the size of the domestic economy. Furthermore, the infrastructural investment programmes associated with the hosting of this event have been underway for some time. Unlike the case in advanced economies where stimulus packages are being planned to help provide a boost to economic activity at some stage in the future, South Africa's infrastructural investment programmes are already well underway and are providing a significant counterfoil to falling growth in consumer spending.

The group's long-term strategies in order to grow to its market share and profitability are continuously being pursued and include:

- A more aggressive approach to the opening of new stores in selected formats which are under-represented;
- The re-positioning and turnaround of our Foschini division which is already showing positive results;
- The continuation of our supply chain initiative, designed to significantly improve lead times and cut distribution costs; and
- The continued roll-out of 12-month accounts to new customers, as an alternative to the existing 6-month option.

The 2010 financial year is expected to continue to be difficult, particularly in the first half. However, our group remains in good shape and is well placed to maximise the benefits of any upturn in our economy.

THANKS

On behalf of the board I wish to extend deep appreciation and thanks to:

- all employees for their excellent performance during an extremely challenging year;
- our customers for their continued loyal support;
- our shareholders for their support and confidence in the future of the group;
- our suppliers, advisors and business associates for their co-operation and contribution to the growth of the business; and
- my fellow directors for their insight, guidance and valuable input.

David Nurek
Chairman
17 June 2009





CHIEF EXECUTIVE OFFICER'S REPORT

GROUP OVERVIEW

In our last annual report we anticipated that this year would undoubtedly be difficult as consumers had to contend with high interest rates, high inflation and high levels of consumer debt. This proved to be correct.

In the context of the economic climate which prevailed during the year both locally and in global markets we believe our result is satisfactory, particularly the second half performance. Our previous financial year was a tale of two halves, and this year has been no different. The first half of the year produced turnover growth of 2,9% and a reduction in headline earnings of 2,7%, whilst the second half saw a significant improvement with turnover growth of 7,8% and an increase in headline earnings of 6,1%. Christmas trade was better than expected. For the year as a whole retail turnover increased by 5,5%, whilst headline earnings per share increased by 2,3%. Diluted headline earnings per share were up 2,8%. Our final dividend has been maintained at 170,0 cents per share with the full year dividend also maintained at 288,0 cents per share.

There were two major challenges for our group during this year. Firstly, Foschini stores, which represents 30% of our group retail turnover, had significantly underperformed our other trading divisions and the market place for a number of years. The repositioning and turnaround strategy which was put in place is proving successful, resulting in far better merchandise selection and store layout. This is evidenced by a significantly improved second half financial performance. Secondly, our financial services division, RCS Group, mainly as a result of the worldwide banking crisis, had to restructure its activities to the level of its funding as well as secure new sources of funding other than from its shareholders. The business has been restructured and will be able to trade profitably for the whole of the next financial year without any source of new funding, should this not be forthcoming. At the same time the business has embarked on a process to launch a medium-term note programme in the market place in order to raise additional funding. We are confident that this will be successful which will enable



DOUG MURRAY

RCS Group to continue on its growth path.

We are now almost two years into the downturn and it is clear that the slowdown still has some way to go before the economy starts to recover. Our group is well positioned with all our divisions in good shape, which will enable us to maximise our returns when the economy recovers. Our retail debtors' book continues to perform well in the current difficult climate and we see no reason why this should not continue. The emphasis this year was on cost containment to levels appropriate to our expected trading activity and our group fared well in this regard and will continue to focus on this area going forward.

TRADING ENVIRONMENT

We approached this year knowing full well that it was going to be difficult, particularly the first half of the year, which proved to be the case. The second half of the year, however, was significantly better. The interest rate cycle hit its peak in June 2008 with the prime overdraft rate moving to 15,5%. Since then, we have seen the prime interest rate reducing five times to 11% which augurs well for our future performance. Our economy should start recovering in the second half of the next financial year and should be much improved by the 2010 calendar year.

Looking ahead, a particular area of concern for us is the level of unemployment which is already prevalent in the mining and motoring sectors. It is of course possible that the infrastructural investment by the government, the impact of the reduction in interest rates and the improvement in social grants could ensure that the level of unemployment will not reduce the total consumer wallet.

FINANCIAL PERFORMANCE

Whilst the group's detailed financial performance for the year is described in the Financial Director's report, I would like to draw attention to the following:

- operating margin improved to 25,0% from 24,8% last year;
- operating profit before finance charges and tax in excess of R2 billion;
- the total dividend being maintained at 288,0 cents per share;
- good performance from our retail debtors' book; and
- the group's return on equity of 26,9%.

TRADING PERFORMANCE

Trading in the first half was challenging with turnover growth of 2,9%, but the second half has shown an improvement with turnover growth of 7,8%, resulting in growth of 5,5% for the year as a whole. Retail turnover and growth in the various divisions were as follows:

	Number of stores	Retail turnover Rm	% Change
@home	72	508,1	10,9
exact!	198	743,5	5,1
Foschini	432	3 103,5	1,1
Jewellery division	350	1 126,0	3,2
Markham	223	1 311,7	10,1
Sports division	264	1 296,8	12,6
Total	1 539	8 089,6	5,5

Whilst total same store turnover for the first half reduced by 2,5%, the second half produced positive growth of 3,0% resulting in same store turnover for the year being flat.

Product inflation averaged approximately 8% for the year.

Cash sales as a percentage of total sales increased from 36,4% to 38,2%.

Our **@home division** continued with its expansion, opening 11 stores and now has 72 stores, 7 of which are the larger @homelivingspace stores. Whilst turnover growth in the first half was 6,1%, the second half saw an improvement to 15%, aggregating to 10,9% for the year as a whole which is satisfactory in this competitive sector. Same store turnover for the year reduced by 1,3%, with the second half growing by 1,9%. What is particularly pleasing is that same store turnover in the last quarter grew by 3%.

exact! which offers stylish and affordable fashion for the modern South African family, grew its store base during the year from 182 to 198, growing turnover for the year by 5,1% and achieving same store turnover growth of 1,9%.

The **Foschini division** comprising Foschini, donna-claire, fashionexpress and Luella performed much better in the second half of the year with turnover growth of 6,3% and same store turnover growth of 2,5% compared with -4,2% and -8,8% respectively for the first half. The repositioning and turnaround of the Foschini brand is now well underway and we expect the performance of this business to continue improving. This division increased its store base by 32 stores to 432 stores.

The **Jewellery division** comprising American Swiss, Sterns and Matrix performed above expectation in the current climate with turnover growth of 3,2% with a reduction in same store turnover of 1,4%. This division remains the dominant player in the mass middle market jewellery sector and continued to grow its market share this year. This division increased its store base by 22 stores to 350 stores.

The **Markham division** traded well with turnover growth of 10,1% and same store turnover growth of 4,0%. This division continues to benefit from the brand repositioning towards a younger and more fashionable customer that was undertaken in the past few years. Its store base increased by 22 stores to 223 stores.

The **Sports division**, trading as Totalsports, sportscene and DueSouth, continues to trade well with turnover growth of 12,6% and same store turnover growth of 5,3%, maintaining its position as a market leader. This division is actively focused on leveraging World Cup 2010, where we are the partner of choice for several of the major brands. This division increased its store base by 43 stores to 264 stores.

FG Financial Services – our retail debtors' book, which amounts to R2,7 billion, increased by 12,3% during the year. Because of our conservative approach to new account openings prior to the National Credit Act (NCA), the performance of our debtors' book continues to be satisfactory with net bad debts as a percentage of closing debtors' book increasing marginally to 8,7% from 8,3%. During this year we commenced with our offer to customers of a 12-month account as an alternative to the existing 6-month option. This has achieved positive results and since its introduction, approximately 90% of new customers have opted for the 12-month account which should positively impact our interest revenue as well as ongoing retail revenue.

RCS GROUP

The RCS Group provides a range of broader financial services to both customers of the group, as well as to customers of retailers outside the group. This group consists of two business units namely Transactional Finance and Fixed Term Finance. The Transactional Finance business comprises the RCS general-purpose card and other private label card programmes. The Fixed-term Finance business comprises RCS Personal loans. The RCS Group, which experienced a challenging first half with net bad debt costs and provisions increasing significantly in line with current market trends, had a far better performance in the second half of the year, resulting in profitability for the full year being down 24,9% as opposed to 43,5% in the first half. Profit before tax for the full year reduced from R269,6 million to R202,5 million. The quality of new business written in the second half has improved and better results are expected next year. Whilst the RCS Group has significant growth potential for the future, this growth is dependent upon the availability of funding and this is currently being addressed.

Our group's shareholding in the RCS Group is 55%, with the balance being held by the Standard Bank of South Africa Limited.

INVESTING FOR LONG-TERM GROWTH

Notwithstanding the difficult trading environment currently being experienced, we have continued to invest in new store expansion in order to position ourselves favourably for the future as the economy improves.

During the current year we grew our trading space by 13,9%, having added 154 new stores across all our brands. An amount of R244,7 million in capital expenditure was spent on these new stores.

In line with our strategy of investing for the longer term, we anticipate opening in excess of 120 new stores in the year ahead.

STRATEGY

The continuing strategic focus across our divisions is to improve our customers' experience through targeted expansion and upgrading of our store base and by constantly developing our merchandise offering to meet our customers' needs.

A key element of the group's strategy is the continuation of our supply chain initiative in order to ensure that lead times in ordering, acquiring and distributing stock are reduced to the minimum. Over a period of time, this will result in improved lead times and increased stock turns, ensuring our ability to be first to market with key products and ultimately ensuring a more consistent delivery of our merchandise promise to our customers.

Being a credit retailer we plan to maximise turnover from our credit book by actively pursuing new credit account drives and maximising low usage of available credit. This should be achieved with the assistance of our newly formed Customer Relationship Management (CRM) department which is referred to in the Foschini Group financial services divisional review section.

Strategies of the individual divisions are referred to in the divisional review section of this report.

PROSPECTS

In line with our strategy of investing for long-term growth, we will continue to open new stores in certain of our formats that are under-represented and we anticipate increasing trading space by approximately 11%.

Retail turnover for the first ten weeks of the new financial year has been encouraging as the improving trend demonstrated in the second half of last year has continued. The trading environment remains challenging however, and the South African economy faces a number of risks which could impact negatively upon our business. Accordingly, costs and inventory management will remain significant focus areas.

As interest rates and inflation continue to drop, we expect the economy to start improving, but we expect to only benefit from this in the second half of the new year.

Despite the current difficult trading climate, all our trading divisions remain in good shape and are well placed to maximise any upturn in our economy.

THANKS

Eliot Osrin, our previous chairman, retired at the end of March 2009 and I would personally like to thank him for the assistance and guidance which he has given me since my appointment as CEO. He has guided the group to much success over many years and I wish him well in his retirement.

Thanks are extended to the group's 15 000 staff members for their contributions to its development and success. I extend my sincere appreciation to each and every one of them.

Thanks are also due to all the members of the board for their wisdom, guidance and direction.

To our shareholders, I extend thanks for their support of the group. I trust that their loyalty will continue to be rewarded.

Finally, I would like to express the group's appreciation to our suppliers, advisers, corporate stakeholders and customers for their contributions to the group's activities and its successes.

Doug Murray
CEO
17 June 2009

FINANCIAL DIRECTOR'S REPORT



OVERVIEW

This was one of the most challenging trading periods experienced by our group for many years. The first half of the year was difficult with operating profit of R836,5 million, a reduction of 3,1% on the prior period and a reduction in headline earnings per share of 2,7% at 229,5 cents per share. Turnover growth was mediocre growing by 2,9%. The second half of the year saw a significant improvement with turnover growing 7,8% and operating profit of R1 189,0 million growing by 14,1%. Headline earnings per share grew by 6,1%. For the year as a whole retail turnover grew by 5,5% to R8,1 billion. Headline earnings per share increased by 2,3% to 559,5 cents, whilst diluted headline earnings per share increased by 2,8% to 553,0 cents per share. In the context of the current economic climate, our group delivered a satisfactory performance for the year.

Historical financial performance	2002	2003	2004	2005	2006	2007	2008	**2009**
Retail turnover (Rm)	3 289,9	3 880,6	4 410,0	5 279,3	6 432,1	7 230,0	7 668,7	**8 089,6**
Retail turnover growth %	10,4	18,0	13,6	19,7	21,8	12,4	6,1	**5,5**
Compound retail turnover growth %						15,9	14,5	**13,7**
Operating profit before finance charges (Rm)	348,5	582,0	814,6	1 204,8	1 567,3	1 887,0	1 905,5	**2 025,5**
Headline earnings per share (HEPS) (cents)	87,9	162,2	237,1	359,6	463,0	534,2	547,0	**559,5**
HEPS % increase	75,4	84,5	46,2	51,7	28,8	15,4	2,4	**2,3**
Compound HEPS growth %						48,4	40,7	**30,3**
Dividends per share	31,0	56,0	94,0	164,0	220,0	270,0	288,0	**288,0**



RONNIE STEIN

Looking back at the financial performance of our group for the last eight years, we experienced an unprecedented boom between 2002 and 2007 where our operating profit before finance charges increased from R348,5 million to R1 887,0 million. The growth in consumer spending started to decline sharply from 2008, signalling an end to the consumer-led boom referred to above. The factors impacting on consumer spending included the very high food prices, the implementation of the National Credit Act in June 2007 and the sharp decline in consumer confidence. The current year under review has been a continuation of this downturn and notwithstanding that the second half of 2009 was far better than the first half, it is too soon to predict whether this represents a turn in the consumer spending cycle. Looking forward, consumer spending will be influenced on the positive side by further declines in interest rates and inflation, but on the negative side by further declines in employment this year.

The key financial indicators for the year are as follows and are discussed in more detail elsewhere in this report.

Key performance indicators	2009	Medium term target	2008
Turnover (Rm)	**8 089,6**		7 668,7
Turnover growth	**5,5%**		6,1%
Gross margin	**42,0%**		41,6%
Operating margin	**25,0%**	25%	24,8%
Profit before tax (Rm)	**1 775,7**		1 786,3
Profit after tax (Rm)	**1 211,3**		1 206,1
Headline Earnings per share (HEPS) (cents)	**559,5**		547,0
HEPS growth	**2,3%**		2,4%
Diluted HEPS (cents)	**553,0**		538,0
Diluted HEPS growth	**2,8%**		4,5%
Dividend per ordinary share (cents)	**288,0**		288,0
Dividend per ordinary share growth	**–**		6,7%
Return on average equity	**26,9%**	35%	29,6%
Total gearing	**33,5%**	40%	36,2%
Recourse gearing	**17,4%**		24,3%
Tangible net asset value per share (cents)	**2 148,1**		1 862,7
Tangible net asset value per share growth	**15,3%**		4,1%
Stock turn (12 month average)			
– jewellery	**1,7**		1,7
– @home	**1,8**		2,0
– other	**3,2**		3,1

ACCOUNTING POLICIES AND STANDARDS

The annual financial statements have been prepared in accordance with the group's accounting policies which comply with International Financial Reporting Standards (IFRS) and the requirements of the South African Companies Act. The principal accounting policies are consistent with those applied in the previous year.

In order to provide increased disclosure the group reclassified certain balance sheet items.

Further information regarding restatements can be found in note 37.



INCOME STATEMENT

Retail turnover

Retail turnover of R8,1 billion increased by 5,5% on the previous year. Same store turnover for the year remained flat. As is usual in more difficult times, our cash turnover growth of 10,7% outpaced credit turnover growth of only 2,5%.

Retail turnover by merchandise category	2009 Rm	2008 Rm	1st half growth %	2nd half growth %	Total growth %	1st half same store growth %	2nd half same store growth %	Total same store growth %
Clothing	**5 227,1**	4 989,1	0,9	9,7	4,8	(4,0)	3,4	(0,4)
Jewellery	**1 038,6**	1 010,0	3,1	2,7	2,8	(1,4)	0,9	(1,7)
Cellphones	**762,6**	721,6	7,3	4,7	5,7	3,5	1,3	2,0
Cosmetics	**552,2**	488,3	12,3	14,1	13,1	6,0	7,4	6,8
Homeware and furniture	**509,1**	459,7	6,1	15,0	10,7	(4,9)	1,7	(1,4)
Total	**8 089,6**	7 668,7	2,9	7,8	5,5	(2,5)	3,0	–

Clothing growth at 4,8% was much improved in the second half with growth of 9,7% versus 0,9% in the first half. This was influenced by the much better performance from the Foschini division where its repositioning and turnaround of the Foschini brand is well under way.

Cellphone growth of 5,7% was disappointing, but was affected particularly in the second half of the year by supply issues from our exclusive supplier, MTN. This is not the first time that supply issues have occurred and we do know from experience that as soon as the stock situation is corrected, turnover picks up very quickly.

Surprising on the upside was the level of jewellery turnover which held up well during the year. Historically, when the economy gets tough luxury goods tend to suffer more than other products.

Cosmetics performed well with growth of 13,1% and remains a consistent performer growing its market share year by year.

Homeware and furniture had a much improved second half with 15,0% turnover growth compared to 6,1% in the first half. In this very competitive sector, homewares achieved a positive same store growth in the second half of the year, the first time this has happened in a number of years.

Overall product inflation for the year was approximately 8%, with the exception of jewellery which approximated 15%.

Retail turnover by division	2009 Turnover Rm	1st half growth %	2nd half growth %	Total growth %	1st half same store growth %	2nd half same store growth %	Total same store growth %	Number of stores
Foschini	**3 103,5**	(4,2)	6,3	1,1	(8,8)	2,5	(3,3)	432
Markham	**1 311,7**	12,6	7,9	10,1	6,1	3,5	4,0	223
exact!	**743,5**	4,8	5,4	5,1	1,8	1,9	1,9	198
Sports division	**1 296,8**	9,8	15,1	12,6	3,5	6,1	5,3	264
Jewellery division	**1 126,0**	3,9	2,7	3,2	(1,7)	(1,1)	(1,4)	350
@home	**508,1**	6,1	15,0	10,9	(4,9)	1,9	(1,3)	72
Total	**8 089,6**	2,9	7,8	5,5	(2,5)	3,0	–	1 539
Cash sales	**3 089,3**	8,2	12,8	10,7				
Credit sales	**5 000,3**	0,1	4,8	2,5				
Total	**8 089,6**	2,9	7,8	5,5				

Same store turnover for the first half reduced by 2,5%, whilst the second half produced positive growth of 3,0%, resulting in same store turnover for the year being flat.

In line with our strategy of investing for long-term growth, the group added 154 new stores across all our brands representing a total increase in trading space of 13,9%.

During the year, cash sales as a percentage of total sales increased to 38,2% from 36,4%.

Our gross margin increased by 0,4% from 41,6% to 42,0%. Our budgeted input margins remained constant, but as Christmas trade was above expectation, markdowns for the group were lower at 11,9% compared to 13,9% in the previous year.

The table below reflects the historic gross margin trend analysis:


Gross margin trend analysis
50
40
30
%
20
10
0
2002
2003
2004
2005
2006
2007
2008
2009

Interest received

Interest received from our trade receivables book increased by 36,5% to R526,1 million. This was driven by a growth in the average book size as well as a higher yield resulting from increased interest rates. The take-up of 12-month accounts by new customers has been positively received with over 90% of all new customers opting for the 12-month account. Currently 68% of accounts are now attracting interest, up from 62% last year.

Interest received on the RCS Group receivables book increased by 14,2%, somewhat less than the growth in retail trade receivables interest as the average RCS Group receivables book did not grow substantially on the previous year.





Expenses

Expenses before bad debts were well controlled at 12,2%, which includes a non-comparable operating cost of R40 million relating to the RCS Group's acquisition of the Massdiscounters credit business. Like-for-like expense growth was extremely well controlled at around 3%, the balance relating to the opening of new stores.

Depreciation and amortisation grew by 12,9% reflecting the costs associated with new stores as well as enhanced IT systems.

Employment costs of R1 222,0 million are our group's biggest operating cost and increased by 9,1% over the previous year. The increase in these costs is due to normal staff salary increases which this year averaged 7%, as well as the appointment of new staff to service new store openings. Included in these costs are restraint payments amounting to R2,4 million which are paid to ensure the retention of key staff. Incentive bonuses of R13,6 million were paid to staff where performance targets were achieved for the year. The IFRS 2 share option charge this year amounted to R25,7 million, whilst an amount of R30,7 million was recognised as an expense last year.

Store occupancy costs, the group's second largest operating cost, increased by 15,8% to R675,8 million, and as a percentage of sales increased to 8,4% from 7,6% last year. Whilst lease escalations average 8%, the balance of this cost is due to the opening of new stores. During the year 154 new stores were opened whilst 8 stores were closed.

Net bad debt and movement in provisions in our retail debtors' book increased by 20,4% on a 12,3% book growth to R261,5 million which is within our expectation. This reflects the pressure under which consumers find themselves. The performance of our debtors' book continues to be satisfactory with net bad debts as a percentage of closing debtors' book increasing marginally to 8,7% from 8,3%.



The net bad debt and movement in provisions in the RCS Group, grew by 25,0% to R317,1 million. Write-offs stabilised in the second half of the year with the health of the debtors' book improving significantly due to a focus on quality and increased action on the collections side. More detail on the group's bad debt and provisions is dealt with in the Financial Services review elsewhere in this report.

Interest paid increased to R249,8 million from R120,1 million. Taking into account the R35,6 million reversal of interest in 2008 referred to in the previous year's report, interest paid effectively increased to R249,8 million from R155,7 million. This increase in interest is due to the increase in the average interest rates during the year as well as the increased capital requirements of our group relating to receivables and new stores.

It is significant to note that interest paid of R188,5 million relates to funding of the RCS Group whilst R61,3 million relates to the funding of our retail business.

Operating margin

Notwithstanding the difficult environment, the group's operating margin increased from 24,8% to 25,0% which is our group's medium term target.

Taxation

The group's effective tax rate reduced from 32,5% to 31,8%. Further details are contained in the notes to the Financial Statements.

Earnings

Headline earnings increased by 1,5% to R1 145,8 million from R1 128,4 million, whilst headline earnings per ordinary share increased from 547,0 cents per share to 559,5 cents per share, an increase of 2,3%. Headline earnings per share has been calculated on the weighted average number of ordinary shares in issue of 204,8 million down from 206,3 million in the prior year.

Diluted headline earnings per share increased from 538,0 cents to 553,0 cents, an increase of 2,8%.

The group's return on equity (ROE) of 26,9% remains at a satisfactory level, but is down on last year's ROE of 29,6%. Our medium term target remains at 35%.

Dividends

Having regard to our strong balance sheet and cash flow, we have maintained our final dividend at 170,0 cents per share and together with the interim dividend of 118,0 cents per share, the total dividend for the year of 288,0 cents per share is the same as the previous year.

BALANCE SHEET

The tangible net asset value per share grew by 15,3% to 2 148,1 cents per share (2008: 1 862,7 cents). Total assets now amount to R8 664,0 million and grew by 20,7%.

Property, plant and equipment

Property, plant and equipment increased by 15,8% to R981,3 million from last year's R847,4 million primarily due to:

- the opening of new stores, store enlargements and refurbishments in line with our strategy to increase our total trading area; and
- the introduction of new IT systems

Trade receivables – retail

The group's net retail trade receivables increased by 12,3% to R2 746,3 million on credit turnover growth of 2,5%. As mentioned previously the take-up of 12-month accounts by new customers has been positively received with over 90% of all new accounts opting for the 12-month option and this is the main reason for the growth in the book. Net bad debt as a percentage of credit transactions increased from 3,5% to 4,0%, which is a good performance in the current economic climate. The key debtors' statistics are detailed in the FG Financial Services section of this report.

Inventory

Total inventory on hand increased by 18,2% to R1 524,9 million from R1 290,0 million. Inventory of merchandise for resale increased by 16,7% to R1 433,0 million from R1 227,5 million. Taking into account the new stores opened during the year as well as the very tight stock position at the beginning of the year, stock is now at appropriate levels for expected turnover and new store openings in the next financial year. Stock turns in our business remain a focus and are being addressed through our supply chain initiative. Our stock turn in respect of jewellery merchandise at 1,7 is satisfactory in terms of world benchmarks, whilst the group's stock turns on other merchandise categories fall well below world standards. Adequate provision has been made for markdowns, shrinkage and inventory obsolescence.

RCS Group

This division provides a range of broader financial services to both customers of the group, as well as to customers of retailers outside the group. This division experienced a difficult year, with the liquidity crisis placing pressure on both the availability and cost of funds. The increase in bad debt in the RCS Group mirrors that of the market place. Bad debt write-offs have stabilised in the second half with the health of the debtors' book improving significantly due to a focus on quality and increased action on the collections side. At the year-end RCS Group's receivables increased by 38,6% to R2 472,6 million from R1 784,5 million. The key debtors' statistics are detailed in the RCS Group section of this report.

Profit before tax reduced from R269,6 million to R202,5 million for the year, with net bad debt costs and provisions increasing in line with current market trends. RCS had a far better performance in the second half of the year resulting in profitability for the full year being down 24,9% as opposed to 43,5% in the first half. The quality of new business written in the second half has improved and better results are expected in the new year.

RCS Group currently represents 11,4% of our group's profit before tax, reducing from last year's 15,1%. It is not core to our business and it still remains our intention at some future date to reduce our group's holding in RCS to below 50%, which will obviate the need to consolidate this group. When markets change it is possible that this group could be separately listed.

Whilst the RCS Group has significant growth potential for the future, this growth is dependent on the availability of funding. It requires funding other than from shareholders and the business is currently being rated with the intention of launching a domestic medium term note programme by September 2009.

Equity

The group's attributable equity increased to R4 496,3 million from R3 845,2 million translating into tangible net asset value of 2 148,1 cents per share. At the financial year-end treasury shares held by subsidiaries, including the share trust, amounted to 33,1 million shares, representing 13,8% of the total issued shares.

Minority interest

The minority interest of R359,2 million relates to the minority shareholding in the RCS Group. At the financial year-end the group's shareholding in this division was 55% with the balance being held by the Standard Bank of South Africa Limited (SBSA).

Debt profile

Our group's operations are financed primarily by means of its own cash flow as well as banking facilities. This debt, offset by the group's cash and its "near cash" preference share investment of R200 million, represents net gearing of 33,5%, which is below the group's revised medium-term objective of 40%.

Included in this debt are minority interest loans advanced by SBSA to the RCS Group amounting to R783,2 million. This debt has no recourse to Foschini Limited. Accordingly, our net recourse borrowings amount to R843,7 million which represents net recourse gearing of 17,4%. R825 million of this debt has been advanced by Foschini to the RCS Group resulting in debt relating to our retail business of only R18,7 million.

As reported last year because of the current instability in financial markets, the group secured three-year term funding in order to ensure that our group would not be impacted should financial markets deteriorate further. At the year-end R800 million of our group's borrowings remain fixed for a further two years, with a further R100 million fixed for a further one year.

Trade and other payables

Trade and other payables increased from R741,8 million to R1 252,5 million. In the previous financial year, March month-end trade creditors amounting to R289,7 million were paid prior to the year-end, whilst those in respect of the current year amounting to R310,9 million were paid after the year-end. Our group's policy of paying all suppliers 30 days from statement date remains consistent with prior years.

Capital expenditure

Total capital expenditure for the year amounted to R370,6 million, most of which relates to the opening of new stores and refurbishments, as well as investment in IT systems. Nearly 70% of our capital expenditure amounting to R244,7 million relates to new stores.

Due to our strategy of investing for the longer term, budgeted capital expenditure for 2010 is approximately R320 million, but will depend on eventual store openings which at this stage are estimated to increase floor space by approximately 11%.

CASH FLOW

Cash flows from operating activities before working capital changes amounted to R945,7 million, marginally down on the previous year's R1 074,2 million. Cash generated by operations amounted to R911,5 million compared to R505,9 million in the previous year. There were larger working capital requirements during the year primarily as a result of an increased investment in RCS Group receivables of R520,5 million.

The net cash outflow from investing activities amounted to R536,2 million, of which R370,6 million capital expenditure relates primarily to new stores, as well as RCS' acquisition of the Massdiscounters credit business amounting to R175 million.

Due to these outflows, net gearing increased by R128 million.

Financial targets

Our group's financial targets have been included in the Financial Highlights section of this annual report.



Ronnie Stein
Financial Director
17 June 2009





REVIEW OF OPERATIONS AND SERVICES

OPERATIONS

SERVICES



THE FOSCHINI DIVISION REMAINS THE PRIMARY WOMENSWEAR FASHION DIVISION IN THE GROUP.

FOSCHINI

POSITIONING

The Foschini division remains the primary womenswear fashion division in the group. It comprises the following four chains:

Foschini

The stores in this chain offer contemporary clothing, footwear and cosmetics.

The Foschini brand has undergone a repositioning process over the past two years to raise levels of fashionability and quality. This allows the ranges of products offered to be more desirable to the target market and to be consistent with the modern and fashionable image which the Foschini name and reputation is intended to project.

The positioning of the sub-brands Oasis, News, Instinct and WWW, which are house brands applied to ranges of clothing and accessories located within their own areas in the stores, has been clarified and redefined in the division's overall branding strategy. The product ranges in these brands have been relaunched with a greater lifestyle identity and ownership within buying and displayed with greater clarity on the shop floor.

The target market of the Foschini chain remains 18 to 35 year olds in the LSM 6 – 10 categories. The stores are located in prime shopping centres and CBDs.

donna-claire

donna-claire was launched in 1994 and has met with great success. The stores offer products at a fashionable level for larger-sized women of all ages. The target market is the LSM 6 – 10 categories.

The stores are located in prime shopping centres.

fashíonexpress

This is a price-centric chain catering for customers in the LSM 5 – 9 categories. Its stores are located in smaller towns and in secondary positions in shopping centres. The stores offer clothing and footwear.

Luella

This is a relatively new chain devoted to footwear and handbags, offering moderately priced products in a modern international store format. The current 18 Luella stores are all in key shopping centres.

Recent indications from the market, in response to new product ranges featuring genuine leather shoes, boots and bags, reinforce the view that this chain is finding appeal among customers seeking high-quality fashion items.

FOSCHINI donna-claire FASHION IN SIZES 16-28 fashíonexpress Luella



ABIGAIL BISOGNO

		2009	% change	2008*
Turnover (R million)	Foschini	**2 402,5**	1,2	2 375,1
	fashíonexpress	**347,2**	5,4	329,5
	donna-claire	**325,5**	(1,6)	330,7
	Luella	**28,3**	(19,6)	35,2
	Total	**3 103,5**	1,1	3 070,5
Number of stores	Foschini	**217**	2,8	211
	fashíonexpress	**115**	15,0	100
	donna-claire	**82**	17,1	70
	Luella	**18**	(5,3)	19
	Total	**432**	8,0	400
Floor area (gross m^2)	Foschini	**151 728**	8,2	140 201
	fashíonexpress	**34 221**	14,9	29 782
	donna-claire	**22 106**	16,1	19 045
	Luella	**2 604**	(5,6)	2 759
	Total	**210 659**	9,8	191 787
Number of employees	Foschini	**4 133**	(1,6)	4 199
	fashíonexpress	**599**	(0,5)	602
	donna-claire	**494**	4,9	471
	Luella	**95**	(18,8)	117
	Total	**5 321**	(1,3)	5 389

* Note: The comparative figures between brands have been adjusted due to store conversions from Foschini to fashíonexpress.

REVIEW OF THE YEAR

In total, 34 new stores were added during the 2009 year across the division's four chains. This is the highest number of new stores ever opened in a year. In addition, 16 stores were enlarged or relocated. During the year two underperforming stores were closed.

In total more than 18 000 square metres of retail space were added during the year, representing growth of 9,8%.

The largest developments were in the following shopping centres:

Zevenwacht Mall	– new centre in Kuilsriver, Cape Town
Mountain Mill	– new Foschini store in existing centre in Worcester
Richards Bay	– enlargement of already successful centre
Westwood	– new centre in Durban/Westville
Wonderboom	– new centre in Pretoria North
Highveld Mall	– new Foschini store in existing centre in Witbank
Mooiriver Mall	– new centre in Potchefstroom
Oshakati	– new centre in Oshakati, northern Namibia
West Coast Mall	– new centre outside Vredenburg, Western Cape
Melrose Arch	– new centre in Johannesburg

The weak trading conditions encountered towards the end of the previous year, as outlined in last year's report, continued into the start of the 2009 year. In retrospect it is clear that the winter range fell short of customers' fashion expectations and that the demand for some key items outstripped the available supply. Sales in the first half were down 4,2%.

The summer range, in contrast, received customers' approval as a result of the division adopting a more strategic approach to the buying process and consistently raising the fashion level of the products entering the stores. Despite the financial pressures experienced by customers the division managed to grow the second half sales by 6,3%.

For the full year, sales were up 1,1%.

Cosmetics

The cosmetics business has continued to perform well and revenue grew by 13,3%, with growth in comparable stores of 6,8%. Turnover in cosmetics now exceeds R550 million.

The Foschini cosmetics range brings together a number of major international brands including Clinique, Elizabeth Arden, L'Oreal, Revlon and Yardley. In most of the new-format stores in shopping centres the cosmetics departments have their own entrance, creating a stand-alone ambience. It has once again been shown that this layout increases footfall and benefits the other departments of the Foschini stores.

We have recently launched the international Clarins brand into the Foschini cosmetics departments. We believe this brand will have great success and in conjunction with Clarins hope to expand to approximately 50 stores in the near future.

Cellular

Cell phones had another successful year with sales growth of 8,7%. In comparable stores sales grew by 6,8%. Annual sales of cellular products now exceed R250 million. Although the gross margins in this business are low, there are only minor incremental costs as the MTN 'kiosks' are located within existing Foschini stores. The division's strategy to date has been to be an exclusive MTN retailer carrying the major product brands.

While airtime is sold within stores, 95% of turnover is in handsets.

The second half of the year was adversely affected by shortages of key types of stock, particularly Nokia products.

The roll-out of cellular products to selected fashionexpress stores has been successful but will be limited to key locations.

Local manufacturing and supply chain initiative

The Foschini division is one of the main beneficiaries of the group's supply chain initiative, which is intended to increase efficiency at all stages in the processes between the ordering of stock and its arrival in the stores. Reduced turn-around times enable the division to react more promptly and effectively to customers' buying trends, for instance by early purchases of strategic fabric to be allocated to local manufacturers who would not readily have access to it, or by restyling items if it appears that they are not generating adequate volumes of sales.

One of the gains resulting from an optimally functioning supply chain is the ability to operate successfully with low volumes of stock on hand, since it is possible to obtain additional stock at short notice. Conversely, poorly selling items can be quickly identified and action can be taken to ensure that the stores do not receive further supplies of those items. These factors translate directly into lower volumes of marked-down stock and smaller product clearances.

With improved stock turn the division aims to bring newness into its stores so that customers always enter the stores with a sense of anticipation and a readiness to purchase.

The supply chain initiative has already had concrete benefits for the division.

Fashion trends in the economic downturn

The division is seeing a trend toward greater and earlier fashion adoption in the sense that merchandise which shoppers find new, exciting and innovative appears to have increasing appeal, and customers are prepared to pay higher prices than previously to secure this type of product. This does not represent faddish buying but rather a considered move towards merchandise that is fashionable, easy to wear on diverse occasions, and which delivers excellent value for money. This is exactly where the division has set out to position itself with a view to enhancing profitability and growth of the business despite the current difficult economic climate.


FOSCHINI

Foschini

Total sales in the Foschini chain grew by 1,2%. Negative growth of 5,4% in the first half of the year was attributable to winter ranges which lacked appeal. The second half was much improved, showing growth of 8,1%.

Nine new Foschini stores were opened during the year, including the prominent Melrose Arch centre in Johannesburg which was opened at the end of March 2009. It includes an escalator joining the Foschini store to the @homelivingspace store to create a group store concept. This is an innovative approach to a new store and the results so far have been promising.

In addition, 15 stores were enlarged, relocated or refurbished, taking the total number of new-concept stores at the year-end to 127.

The Global Art range (see below under corporate social investment) was launched during 2009 and is showing great potential.

Top to Toe dressing

The Foschini chain introduced the 'top to toe' theme into its stores during the past year. The objective of this concept is to encourage customers to see the Foschini stores as the source of compatible or matching sets of clothing, footwear, accessories and fashion incidentals (like cosmetics, haircare products and handbags). This enhances the brand footprint in stores and increases the chain's standing among the public as a source of fashion products. Ultimately the Foschini name and trade mark should become synonymous with fashion, and will differentiate the Foschini chain from retailers who are only providing individual parts of the overall fashion 'package'.

'Top to toe' is also about having eye-catching window displays that draw shoppers into a Foschini store, fashion ramps on which models show how to wear the new products, and in-store displays of matching items that make it easier for customers to buy the combinations they desire. This approach is foreseen as generating multiple purchases and, importantly, making the customer feel special.

The underlying thought is therefore: "Why go somewhere else if you can buy the total look at Foschini?"

New-concept performance

The new-concept Foschini stores continue to perform at above-average levels in terms of turnover growth and trading density, and now account for 75% of the chain's total turnover.

Performance by store concept	New concept	Old format
Number of stores	127	90
Sales growth (%)	2,8	(3,0)
Sales contribution (%)	75	25
Trading density/m² (incl. VAT)	R19 500	R14 700
Total number of stores	217	




fashionexpress

fashíonexpress

This value chain, created initially out of ailing Foschini stores, had another good year and has become well established in the marketplace. Built around the concept of 'express yourself for less,' this chain offers fashionable garments in a pleasant shopping environment at prices that rival those of traditional cash retailers.

Total sales for the year grew by 5,4% with comparable store sales up by 1,4%. Particularly pleasing was the sales in the second half, with growth of 10,0% and comparable store sales up by 4,0%.

The new store format has been widely accepted and will continue to be rolled out both in newly opened stores and in the course of conversion of existing older stores. Once completed, this programme will make the fashíonexpress image consistent across all locations.

During the past year five new stores were opened. A further four are planned for the next year. The division is confident that this chain will continue to increase its profit contribution and that it can easily expand to 150 stores.


donna-claire
STEP OUT


Luella

donna-claire

The total turnover of this chain declined by 1,6%. The process of shifting the merchandise offering from a traditional upmarket customer to a mass retailer has taken longer than anticipated. In the dynamic and fast-paced environment in which the division trades, it is necessary to ensure that donna-claire remains the preferred fashion brand for women with fuller figures. The task which the division has set itself is to continuously review the ranges stocked in order to ensure that existing and new customers are offered fashionable, tasteful and flattering clothes.

With a commitment of six new stores for the next year, this niche chain should have 100 stores within three years.

Having high trading densities and low markdowns, donna-claire stores are the most profitable stores in the division.

Luella

This fledgling chain has not yet reached its full potential. A change in the management structure was made during the year, and new ranges embodying a new strategy based on genuine leather were delivered to the stores in the period from January 2009 onwards. Sales in February and March grew by 17% and 24% respectively, indicating that there is acceptance of the genuine leather products.

During the year one unprofitable store was closed. This leaves 18 stores, all of which are in key shopping centres.

The division considers that the Luella chain could, by improving the fashion level of its products, become a greater contributor to profit within three years. It has the potential to be a 50-store chain.

Stock levels and markdowns

As a result of tighter stock control and improved ranges of merchandise in the summer, the value of markdowns reduced by 15,5% to R380,8 million. However, because sales were lower than had been hoped, the markdown ratio did not drop to the level of 12% which had been set as the upper target for this indicator.

Stock levels at the year-end were within an acceptable range. Current and projected stock levels are considered to be appropriate. The medium-term goal remains to reduce clothing and footwear markdowns to between 10% and 12% of sales, and to increase stock turn significantly.

	2005	2006	2007	2008	**2009**
Markdown value (Rm)	266,7	349,3	371,0	450,6	**380,8**
% of sales	13,3	15,1	15,1	17,4	**15,1**

The Foschini group has a tight but flexible stock management system that administers deliveries of merchandise into its warehouse. It reacts to current performance in determining what future orders need to be restyled or cancelled and replaced with items which have proved to be popular with customers. These principles are entrenched in the thinking of all buying teams, which now have key controls in place on an ongoing basis.



CORPORATE SOCIAL INVESTMENT AND OTHER LOCAL INITIATIVES

Foschini Annual Fashion Design Awards

The Foschini Annual Fashion Design Awards event was first launched in 2002 and is the only design competition in southern Africa that offers entrants the opportunity to design reality fashion.

The Fashion Design Awards programme is one of the division's biggest social investment projects. Its aim is to develop design talent at the level of tertiary education, and is only open to fashion students at recognised southern African design schools. It creates an opportunity for unleashing talent at different stages of the students' careers.

In the demanding and highly competitive fashion design industry, this project provides its finalists with a platform to become recognised and an opportunity to experience the reality of fashion during a week's internship at the Foschini head office.

Global Art and SafeSpace

In May 2008 the division introduced into the top 50 stores a new home-grown eclectic range of locally inspired merchandise called Global Art. This range combines local design and inspiration with an international eclectic flair. Drawing from ethnic influences around the world, Global Art expresses an individual identity offering the customer a point of difference.

A percentage of the proceeds of Global Art are donated to SafeSpace, a non-profit organisation led by Rape Crisis, which aims to promote the creation of safe spaces for all South Africans in their environments. The Foschini Group has committed itself to a three-year plan, which was kicked off by donating R500 000 to SafeSpace.

Miss South Africa sponsorship

In 2008 the Foschini division embarked on a long-term partnership with the Miss South Africa pageant, taking the role of the official clothing sponsor. This sponsorship not only allows the division to feature Foschini clothing ranges during the stages of the competition, but also to dress the title-winner and the two runners-up.

The Miss South Africa title comes with various responsibilities to the communities, including working with the Tapologo Aids Hospice which focuses specifically on Aids orphans. The Foschini division is proud to be associated with this pageant that continues to reach out to and provide help to communities in need.

STRATEGY AND PROSPECTS

There is general awareness that the South African consumer is under pressure and that levels of disposable income have declined. Despite this, the Foschini division considers that it is well positioned in terms of the number and quality of existing and planned stores and its flexible buying processes to withstand a continuation of the current economic downturn. Its objective is to emerge strongly, in order to capitalise on the upswing which will follow.

The division's continuing investment of capital in its programme of new store openings and the refurbishment of existing stores, even during a period of economic decline, is part of a long-term strategy to capitalise on South Africa's proven pattern of economic growth despite periodic downturns in the business cycle.

In the next year the division will open more than 20 new stores and upgrade approximately 12 stores. The stores to be upgraded include some of the division's premier CBD stores in cities such as Johannesburg and Pretoria. These measures will add substantial turnover and improve the visibility of the division to the consumer.

Among the developments in which the division will have stores are the following regional shopping centres:

Reds	–	Centurion Pretoria
Lynnwood Grove	–	Pretoria
Hemingways	–	East London
Galleria Centre	–	Amanzimtoti
Gugulethu	–	Cape Town

The division's strength in the markets it serves and its growth over the years are reflected in the table below, setting out details of the numbers of stores in its four chains.

Store statistics

						Projection	
	2005	2006	2007	2008	**2009**	2010	2011
Foschini	196	201	207	211	**217**	225	233
fashionexpress	86	90	97	100	**115**	125	135
donna-claire	53	59	64	70	**82**	90	100
Luella	–	6	18	19	**18**	20	25
Total no. of stores	335	356	386	400	**432**	460	493
Closures	15	6	3	5	**2**	2	2
Floor area (m^2)	154 025	163 703	178 206	191 787	**210 659**	225 000	240 000



INTERNATIONALLY INSPIRED MENSWEAR OF GOOD QUALITY AND VALUE, SUITABLE FOR ALL OCCASIONS AND DAILY EXPERIENCES.

MARKHAM

POSITIONING

Markham is the largest men's fashion retail chain in southern Africa. Markham stores are located in most major shopping centres and towns in this territory. In its endeavour to make its customers 'feel great, look good, and share our passion for style', Markham provides up-to-date, internationally-inspired menswear of good quality and value, suitable for all occasions and daily experiences. This is done from conveniently accessible stores, most of which offer a full range of menswear, while others, like the smaller-format Markham Relay stores, offer fashion casualwear only.

The Markham Relay format stores are used in locations that do not warrant a fully-fledged Markham offering. These are generally new malls on the outskirts of large towns, in second or third stores in city CBDs, and second stores in large malls where it is not possible to expand an existing Markham store.

While the division targets the LSM 6 – 10 range, the LSM 3 – 5 categories are also buyers of its stylish apparel. Increasingly, shoppers tend to be younger men, often in the age group 19 – 25.

REVIEW OF THE YEAR

Despite the weakness which prevailed in the economy for most of the year, total sales in the Markham stores improved by 10,1% for the year, with same store sales growth of 4,0%. Winter garments enjoyed exceptionally good sales but there was also strong demand for fashionable casual summerwear. Although prices effectively remained constant, changes in the product mix resulted in 7% product inflation. Performance in cell phones was disappointing because of supply issues from MTN which caused a shortage of key types of stock. Sales growth was 2,7%, representing 15,8% of turnover.

Markham™



	2009	% change	2008
Turnover (R million)	**1 311,7**	10,1	1 190,9
Number of stores	**223**	10,9	201
Floor area (gross m²)	**67 889**	10,8	61 298
Number of employees	**1 467**	7,6	1 364

MANIE MARITZ

Continued close control of markdowns and of expenses resulted in a further increase in profitability.

Markdowns made up 7,5% of sales. From trends known at this stage this level of markdowns is unlikely to be sustainable into the future, but should nonetheless remain at very good levels. The table below sets out the apparel markdown history.

	2005	2006	2007	2008	2009
Markdown value (Rm)	95,0	106,6	99,2	97,1	**94,3**
% of sales	12,4	11,7	10,5	9,8	**7,5**

The fruits of the division's brand repositioning, which commenced in the second half of 2005, have again exceeded expectations. The fashion and quality expectations of customers visiting the division's stores have been raised and turnover levels and profitably have improved significantly. A marked increase in cash sales has indicated that Markham is attracting new customers.



During the year 22 new stores were added and a further nine were relocated or enlarged. Of the new stores, four are in the Markham Relay format, which now has a total of 12.

The performance of all new stores was better than had been expected.

STRATEGY

The major repositioning of the Markham brand mentioned above has the objective of ensuring that Markham remains a relevant, aspirational brand, recognised for delivering fashion and style in a sophisticated shopping environment. This is a continuing exercise since it involves an extensive refurbishment of stores and this process must be spread over a number of years.

Formalwear is also now well positioned in the division and continuing growth in this area is being targeted.

Space availability is one of the factors that set a ceiling on the growth of the division in the past. A full-line Markham store requires a substantial floor area and this has been unavailable in some malls in which the division would have liked to have stores. The current slower economic conditions should provide opportunities to open full-line Markham stores where there are prospects of good sales, as well as to take opportunities to right-size and open smaller stores where this is justified. More than 14 stores will be opened in the next year.

Alongside the roll-out of new stores in both the Markham and Markham Relay formats there will be strong emphasis on cost controls in a drive to enhance profitability. Training programmes for all staff members will be continued in order to ensure that customers receive insightful and efficient service and that the Markham reputation is enhanced.

MARKHAM CONTINUED

Store statistics

	2005	2006	2007	2008	**2009**	Projection 2010	2011
Markham	177	180	191	201	**223**	237	247
RJL	38	28	–	–	**–**	–	–
Total no. of stores	215	208	191	201	**223**	237	247
Closures	3	13	29	–	**–**	–	–
Floor area (m^2)	58 538	58 764	58 230	61 298	**67 889**	71 503	74 503



In addition to the activities described above, the division will implement the next phase of the group's supply chain initiatives to reduce lead times for merchandise procurement and improve stock turns with the objective of enhancing the division's ability to react quickly to changing trends. There will also be emphasis on better fulfilment of customers' size requirements, utilising for the second year the group's size-management software which is designed to ensure that the size ranges of stock arriving at a store will correspond to historical sales.

The men's fashion arena has limited local manufacturing capability but there are fortunately a few sizeable companies in the Western Cape with whom good relationships exist and from whom good volumes of the division's supplies can be obtained.

Replenishment stock, replacing items recently sold, accounts for 17% of the division's turnover.

The division's efforts to develop closer relationships with domestic suppliers in order to increase the level of local production will continue. Greater reliance on local manufacture implies reduced vulnerability to adverse changes in the exchange rate of the Rand, and this is a longer-term goal.




Markham
HOOD
APPEAL


BOOT LEG

PROSPECTS

Menswear is by no means immune to the current poor economic conditions, and stores in smaller towns where there has been much retrenchment, such as some mining towns, cannot but fail to feel the pinch. However, the continuing roll-out of new Markham and Markham Relay stores, combined with better fulfilment of customers' size requirements and the upgrading of the fashion levels of stock, is expected to ensure that the division will again perform well in the next year.

The first Markham store at an airport, namely the OR Tambo airport in Gauteng, was opened in the past year and it, and others which may follow elsewhere, should assist the division in broadening the range of customers it attracts.

The Markham division will be one of the beneficiaries of the group's supply chain initiative, aimed at reducing lead times and in-warehouse times. Benefits are already flowing from this initiative, which will continue throughout the next year and which should assist in improving the financial performance of the division.



exact!

POSITIONING

The exact! division provides stylish and economical clothing, footwear and accessories for modern South African families in the LSM 5 – 8 categories, with categories 5 – 7 being the core target market. The division sets out to provide carefully selected ranges with particular appeal to women and men aged 30 and upwards, as well as clothing and footwear for children aged between three and 12 years.

Cell phones and accessories complete the product range.

The concept of value for money remains a cornerstone of the division.

The division's stores are located in shopping malls, high streets and rural areas, and customers are offered a consistent shopping experience wherever they choose to shop.

Store location	% of turnover	% of m²
Shopping malls	45,4	46,7
High streets	29,2	25,0
Rural areas	25,4	28,3

A breakdown of sales by product category in the exact! stores in the 2009 year is set out in the following table.

Womenswear	25%
Menswear	20%
Footwear (for men, women and children)	20%
Childrenswear	11%
Accessories	3%
Smalls	3%
Cellular	18%

PROVIDES STYLISH AND ECONOMICAL CLOTHING, FOOTWEAR AND ACCESSORIES FOR MODERN SOUTH AFRICAN FAMILIES.

exact!



SUZANNE ANNENBERG

	2009	% change	2008
Turnover (R million)	**743,5**	5,1	707,2
Number of stores	**198**	8,8	182
Floor area (gross m²)	**58 789**	11,3	52 831
Number of employees	**1 030**	(3,1)	1 063

REVIEW OF THE YEAR

As was foreseen last year, the retail sector continued to experience tough trading conditions during the 2009 financial year. Revenue at the exact! stores was negatively impacted by several interest rate hikes, while high inflation in food and transport also had a dampening effect on spending. There is evidence that adult shoppers cut back on their own shopping, deferring instead to that of their children.

The Christmas period provided the revenue highlight of the year and surpassed expectations across all categories of the business. However, this was insufficient to counteract a subdued performance during the rest of the year. The result was that turnover for the year grew by 5,1% with same store sales up by 1,9%.

A research project undertaken last year showed that consumers' tastes in womenswear were moving towards more fashionable products. This prompted the division to introduce a revised product range which arrived in the second half of the year. The initial results were promising and customers expressed satisfaction with the new range, but problems in the supply line hindered a full exploitation of its potential, with the result that overall performance was not as strong as had been hoped.

The footwear division performed reasonably well.

Boyswear boasted another year of outstanding performance, growing sales by more than 21% off an extremely strong base. This illustrates that a significant opportunity exists for expanding this area into girlswear.

The performance in childrenswear is attributed to offering differentiated ranges and the fact that, despite tough economic times, consumers continue to invest in their children's clothing.

The performance in menswear was below expectation and strategies are being implemented to reverse this trend.

exact! continued to support local clothing manufacturing through a strong collaborative effort between its buying teams and the group's in-house design and manufacturing arm, TFGA.

The devaluation of the Rand, together with high inflation in China and changes in the product mix, resulted in overall product inflation of 14,9%.

Stock levels were kept in line with demand, and markdown percentages showed a slight improvement on the previous year.

	2005	2006	2007	2008	2009
Markdown value (Rm)	66,2	84,6	91,0	104,3	**105,3**
% of sales	13,7	14,6	14,3	15,8	**15,2**

Cell phone sales increased by 8,3%, underscoring the strong demand which continues to exist for this product category in the exact! target market, notwithstanding supply issues in the second half of the year. Cell phone products made up 18,3% of divisional turnover.

The volume of sales in shopping malls and high streets relative to rural areas remained at the same level as in the past year.





During the course of the year, the division opened 16 new stores, relocated six and enlarged two.

The division retains its goal of improving the supply chain of products into its stores, in line with the group's overall initiative in this regard, and top priority was given to projects initiated last year to optimise lead times and improve stock turn. Some progress has been made and more is expected during the next year.

The division's personnel development activities continued to focus on training programmes for store managers and middle management. In addition, store staff benefitted from 'early morning training' modules which proved to be particularly successful for imparting and sharing information.

Workshops were held to interpret and transmit the exact! values, which are a species of the Foschini Group Values discussed in the report of the Human Resources division, using a discussion forum known as 'world café conversations'. Steps to implement these values in everyday operations were then taken through a collaborative effort between the human resource, operations and marketing departments.

Performance measurement, succession planning and talent retention are now firmly embedded in the culture of the exact! division.

A corporate social responsibility project launched in conjunction with the Gauteng Department of Education for learners in Grades 11 and 12 proved successful, and exact! continued its support of the Attie van Wyk School.

STRATEGY

exact!'s strategy rests on the six pillars of its business, being people, fashion, value, stores, service and profit. Over a number of years these concepts have become entrenched and been reinforced in the division's thinking and planning. For the year ahead, an action plan and success criteria built upon them have been developed in order to drive turnover.

In terms of fashion and value, strategies have been designed to ensure a consistent and smooth implementation of the goal of keeping the stores stocked at all times with optimally selected and stylish 'fashion solutions' (combinations of clothing, footwear and accessories) selling at moderate prices. The objective is to enable customers to appreciate these qualities when seeking easy-to-combine and comfortable apparel, and so make exact! the preferred destination for the target market.

In support of local initiatives the division aims in the next year to increase its local procurement of apparel.

To ensure that suitable employees are recruited and are enabled to expand their careers while rendering good service to the group, exact! will continue to implement a series of processes which have by now proven their utility. They involve:

- dialogue over various issues affecting the division and, more broadly, the group;
- implementing steps to recognise and up-skill talented individuals;
- conducting constructive performance development discussions at regular intervals; and
- systematically ensuring that training and development needs are met.

It remains an objective to provide rewarding careers to people from previously disadvantaged communities while ensuring that the supply of talent and skills matches business requirements.

Particularly in difficult economic times, it is vital that scarce resources are used as effectively as possible. To this end, exact! will in the next year examine every aspect of the business in order to ensure that financial resources, people, systems and processes are deployed to best effect in order to generate acceptable profits.

Service to shoppers is seen as paramount, and with this in mind particular emphasis will be placed on training store managers, who play a key role in the relationship between exact! and its customers.


exact!
exact!

Further progress with the group's initiatives to increase speed-to-market and improve supply chain flexibility should allow exact! to provide more of the right merchandise where and when it is most needed, with the ultimate goal of maximising customer service.

exact! intends to open in excess of eight new stores and enlarge or relocate five stores, focusing on sites where mass shopping takes place. To increase brand awareness, shop window branding and in-store branding will continue to be developed.

While the difficult economic conditions prevailing at the start of the new financial year are acknowledged, emphasis will once again be placed on steps to boost turnover, balanced by a disciplined approach to stock control.

The division's current corporate responsibility initiatives will again be supported in the next year.

PROSPECTS

Difficult retail conditions are expected to prevail during the first part of the next year but there is an expectation of an upturn towards the end of the year.

With this in mind, the exact! division has aligned its budgets with expected consumer spending patterns and is positioning itself to take advantage of the upturn as soon as it occurs. Relentless attention to customers' needs will be its first operational goal in striving to meet these budgets.

The concept of well-matched 'fashion solutions' designed to appeal to customers aged 30 and upwards, plus their children, remains an excellent exploitable opportunity for the exact! division.

Store statistics

						Projection	
	2005	2006	2007	2008	**2009**	2010	2011
No. of stores	170	170	180	182	**198**	203	209
Closures	4	–	1	1	**–**	3	1
Floor area (m^2)	46 862	47 855	51 386	52 831	**58 789**	60 256	62 056



CONTINUES TO BE RECOGNISED BY LEADING INTERNATIONAL SUPPLIERS OF SPORTSWEAR AND SPORTS EQUIPMENT AS A KEY RETAIL DISTRIBUTION CHANNEL IN SOUTH AFRICA.

SPORTS DIVISION

POSITIONING

The Sports division, comprising the Totalsports, sportscene and DueSouth chains, occupies a leading position in its space in the retail sector. It is well represented in shopping centres, CBDs, high streets and rural towns throughout southern Africa, and has built up a high reputation with the sporting fraternities and other interest groups which make up its target markets. It maintains a policy of clear differentiation between the chains in products, presentation and branding, generating this differentiation by active product innovation and selection and continuous updating of layout and display in the stores.

Totalsports retains its position as South Africa's premier chain for sportswear and basic items of sports equipment. It stocks leading international brands of products to meet the everyday needs of sportsmen and sportswomen, together with complementary fashion products. The chain has well-trained and knowledgeable staff who provide customers with premium-level service in stores where there is a vibrant atmosphere.

The main sports and activities for which the chain caters are football, running, fitness and rugby, and customers have a wide choice of contemporary sportswear (including footwear) and essential items of equipment.

The sportscene chain stocks a blend of sports and fashion products directed mainly at youthful and fashion-conscious customers. Initiatives are undertaken outside the stores to keep the chain in touch with its target market. The image it cultivates is that of a fast-paced, urban, street-smart, energised shopping venue.

DueSouth caters for modern, hi-tech, outdoor enthusiasts who enjoy shopping in an environment which stocks a wide range of products that correspond to their lifestyle. The target market comprises the middle to upper income groups. As this is only the fifth year of trading the chain constantly updates its product range in order to cater fully for the market's perceived tastes and to strengthen its market position.

The Sports division continues to be recognised by leading international suppliers of sportswear and sports equipment as a key retail distribution channel in South Africa. While the success of these international products is crucial to its continued growth, the division also supports a number of local manufacturers. In-house brands are furthermore used to provide margin flexibility and to enhance growth.

With three major football competitions in the offing in southern Africa, the division has spared no effort to prepare

TotalSPORTS sportscene DUESOUTH BE AN OUTSIDER



DONALD GEDYE

		2009	% change	2008
Turnover (R million)	sportscene	**470,2**	13,3	414,9
	Totalsports	**727,5**	12,7	645,4
	DueSouth	**99,1**	8,8	91,1
	Total	**1 296,8**	12,6	1 151,4
Number of stores	sportscene	**105**	16,7	90
	Totalsports	**134**	19,6	112
	DueSouth	**25**	31,6	19
	Total	**264**	19,5	221
Floor area (gross m²)	sportscene	**23 474**	21,1	19 379
	Totalsports	**35 645**	26,6	28 149
	DueSouth	**8 206**	20,5	6 810
	Total	**67 325**	23,9	54 338
Number of employees		**2 132**	26,8	1 681

itself for the public interest which the competitions will awaken and the consequent demand for products stocked by the division's chains. This activity will persist until well after the 2010 World Cup football competition comes to an end.

The three largest organisations active internationally in sportswear, Nike, Adidas and Puma, have officially recognised the Sports division as a preferred football partner for the 2010 World Cup, a status which will position the division to reap excellent benefits from that competition.



REVIEW OF THE YEAR

Trading conditions in the past year continued to be subdued. Consumer confidence has taken a severe knock since the implementation of the National Credit Act in 2007, and the high interest rates and inflationary pressures which prevailed until the year-end have not favoured retailers.

Despite this unfavourable climate the division achieved total turnover growth of 12,6% and same store growth of 5,3%, ensuring that the division maintained its position as a market leader. What is particularly pleasing is that turnover growth in the second half was 15,1% compared to the first half growth of 9,8%. Same store growth in the second half was 6,1% compared to the first half growth of 3,5%. A total of 45 new stores were opened.

The division's markdown levels have remained well controlled and at acceptable levels.

	2005	2006	2007	2008	2009
Markdown value (Rm)	92,7	132,0	133,8	160,8	**152,0**
% of sales	11,5	12,8	11,1	12,3	**10,3**




Totalsports

The imminence of the Confederations Cup 2009, AFCON Cup 2010 and the 2010 World Cup is already creating intense interest among football followers and this is beginning to be reflected in the mix of goods passing through the division's stores. There will be further opportunities as international teams with many local followers visit the region and generate demand for products bearing the teams' logos and other identifying features.

Emphasis continues to be placed on training programmes for staff members in order to ensure that customers entering the stores will receive technically competent and superior all-round service.

Co-operation with suppliers of major ranges of products continues to be good and the division has again participated in launches of new products in a strategic process to attain first-to-market status and reputation.

Progress has again been made in the group's supply chain initiative, with tangible benefits in terms of the time spent by merchandise in the division's distribution centre and elsewhere in the supply chain.

Totalsports

Totalsports achieved turnover growth of 12,7% for the year, with same store growth of 5,0%. Its expansion policy continued with the opening of 24 new stores. Seven stores were refurbished.

While football is the predominant sport followed by customers of the division, rugby continues to gain momentum and fitness and running remain key sports in the strategy of this chain.

Streamlining was again undertaken to remove overlapping and substitutable product lines and add others in order to remain relevant to key sports categories. The objective has been to ensure a clearly defined offering by sport and gender.

Another innovation was the broadening of the range of Fusion own-brand products by the introduction of new core products in apparel, accessories and equipment.

The Totalsports chain also increased its participation in co-operative events with manufacturers and distributors of internationally-branded products in order to reinforce relationships both with these suppliers and with the public, and to raise awareness of the availability of these products in the stores. These relationships and the resulting consumer awareness will be important in the build-up to


sportscene

2010 World Cup and to the business climate confronting Totalsports in later years.

Because of the growing public enthusiasm for the 2010 World Cup, the chain has expanded yet further its involvement in grassroots football events, interacting with more than 100 football clubs at various levels. These initiatives with the target market are supplemented by sports clinics for the staff of the chain, so building up the knowledge base and increasing commitment and energy at store level.

sportscene

Competition was again intense in South Africa in the past year, particularly as a result of the further advance of international market participants.

The youth fashion market is recognised internationally as presenting opportunities for suppliers of major brands of sports products. This has led to the arrival of waves of new products. The suppliers have globally intensified their marketing activities and they compete aggressively with each other for retail presence, whether in the increasingly common own-brand stores or in the stores of traditional retailers. They take global initiatives in strategic direction, the ranges of products offered, and promotional activities.

The result in South Africa for retailers such as the sportscene chain has been increased competition but also the prospect of a growing market, the outlines of which can now be discerned and tapped into.

The sportscene chain has again played a part in this drive of the big international players by participating in the introduction of new products through launch campaigns and other promotional activities, so ensuring that it would be first-to-market and would gain publicity in its own right.

The relentless pace of change in the youth market requires ongoing review of the chain's marketing strategy. This brings about continuing change in the 'look and feel' of marketing communication in order to keep it in step with fashion and hence deal effectively with competition.

A more intensive focus on sneakers and other footwear, aimed at enhancing the division's leading position in this product category, has paid dividends. The own-label brand of Redbat continues to expand.

sportscene opened 15 new stores during the year and refurbished six stores.

In another year of volatile trading conditions the chain's turnover grew by 13,3%, with same store growth of 6,5%.


DUESOUTH
SOUTH
CAMELBAK

DueSouth

DueSouth is the newest of the division's chains. Much effort was expended on gaining increased public awareness for it and strengthening its reputation in the outdoor lifestyle market. The chain has two exclusive international ranges, The North Face and Columbia, and this exclusivity has helped to enhance the chain's market position, although pricing of this product poses a challenge for the future.

The chain also provides products under the in-house DueSouth trademark, which play an accessible alternative and complementary role.

The product range continues to evolve, and in the past year additional well-recognised and internationally-known ranges of apparel and footwear, both for women and men, were introduced, together with an enhanced range of accessories and equipment.

Following a review of the chain's stores in the 2008 year a programme was started last year to enhance store presentation through increased lighting and the re-configuration of shopfronts. A visual merchandising initiative has also demarcated clearly the lifestyle and performance areas within the stores, and has helped to identify the trail-running, mountain-biking, outdoor and exploration categories. It is clear that these changes, which are continuing, have been welcomed by customers and that they serve to enhance the character and individuality of the DueSouth stores.

DueSouth continues to expand and six new stores were opened in the past year.

Sales growth was disappointing at 8,8%, with same store growth of 0,1%. This chain can do much better, but it needs to have a broader appeal.



STRATEGY

All of the chains in the division are given equal opportunities to achieve their best possible performance.

In the Totalsports chain there will be emphasis in the coming year on maximising the public's growing awareness and enthusiasm for the major football competitions referred to above, and providing an optimal selection of products for players and supporters.

There will be continued interaction with the customer base through targeted local events, promotional initiatives around the introduction of new products, and the division's own national event sponsorships. These are all tools to gain awareness in the marketplace.

In the sportscene chain, following from the strategy review undertaken previously, there will be ongoing action to keep the chain aligned with its fast-moving target youth market. Emphasis will again be placed on building strength in the footwear category and in strengthening the chain's position in popular internationally-branded products.

DueSouth will retain its existing objectives and its product ranges will be supplemented by new products and new categories of products. Sponsorship of the DueSouth Xterra Multisport event will continue.

The division will again participate actively in the group's supply chain initiative with the objective of bringing products into the stores even faster and thus improving efficiency and stock turn.

Good expansion opportunities have been identified in several geographical regions and the division has committed to ten new Totalsports, nine sportscene and three DueSouth stores, and further opportunities are being pursued.

PROSPECTS

Trading conditions are expected to be difficult in the new financial year, particularly the first half, with an expectation of an upturn towards the end of the year. In spite of these conditions the division expects to produce acceptable growth.



Store statistics

	2005	2006	2007	2008	**2009**	Projection 2010	Projection 2011
Totalsports	94	97	106	112	**134**	146	160
sportscene	74	79	86	90	**105**	115	125
DueSouth	9	14	16	19	**25**	28	34
Total no. of stores	177	190	208	221	**264**	289	319
Franchise stores	1	1	1	2	**2**	2	2
Closures	2	2	–	3	**2**	–	–
Floor area (m^2)	40 643	44 221	48 858	54 338	**67 325**	71 903	80 323



LEADING PLAYER IN THE MASS MIDDLE MARKET FOR JEWELLERY AND BRANDED ACCESSORIES.

JEWELLERY DIVISION

POSITIONING

The Foschini Group Jewellery division is the leading player in the mass middle market for jewellery and branded accessories. It has attained this position by offering attractive and inviting retail environments, extensive product ranges, desirable brands and outstanding service. Measured by number of stores, American Swiss Jewellers is the largest jewellery chain in southern Africa, followed by Sterns. American Swiss and Sterns have each traded successfully for more than 100 years and as a result have built up large and loyal followings in the marketplace. The AMPS survey of 2008 highlights that more than 40% of jewellery consumers bought jewellery from American Swiss or Sterns during the past year, and confirms American Swiss and Sterns as the number 1 and number 2 jewellery brands respectively in southern Africa. In-house credit accounts for 60% of total sales.

The division strives continually to differentiate the products it stocks in order to offer real choice to customers. Merchandise is obtained from all parts of the world, including products designed and manufactured locally for the southern African market, thus ensuring that there is ongoing innovation and trend-setting.

The American Swiss brand is positioned to appeal to the fashion-forward and image-conscious customer, and offers consumers in the growing middle market appropriate products and brands to express their status. The American Swiss brand is highly visible in shopping centres and in the media, making its fashion statements with confidence and flair.

Sterns is a contemporary and classic jeweller well-known to the market for its quality and welcoming service, offering beautiful and meaningful jewellery. The Sterns brand has now been repositioned so that all elements from advertising and store design through to offerings of merchandise, convey a consistent contemporary image.

Matrix, the division's sunglasses and cell phones chain, caters for the brand-savvy and image-conscious consumer who aspires to designer labels.

STERNS — THE JEWELLER — AMERICANSWISS YOU DESERVE IT MATRIX Sunglasses • Cell phones



ADRIENNE KLEINMAN

		2009	% change	2008
Turnover (R million)	American Swiss	**675,3**	1,8	663,4
	Matrix	**40,4**	4,1	38,8
	Sterns	**410,3**	5,6	388,5
	Total	**1 126,0**	3,2	1 090,7
Number of stores	American Swiss	**199**	6,4	187
	Matrix	**19**	–	19
	Sterns	**132**	8,2	122
	Total	**350**	6,7	328
Floor area (gross m²)	American Swiss	**14 244**	7,3	13 274
	Matrix	**594**	(5,0)	625
	Sterns	**9 154**	6,2	8 620
	Total	**23 992**	6,5	22 519
Number of employees	American Swiss	**807**	5,9	762
	Matrix	**56**	(5,1)	59
	Sterns	**508**	9,7	463
	Total	**1 371**	6,8	1 284

REVIEW OF THE YEAR

The division's sales grew by 3,2% for the year. While this is lower than the 6,7% growth achieved in the previous year, it is nevertheless an acceptable result if account is taken of the substantially higher gold price which prevailed for much of the year, higher interest rates, higher inflation, a severe down-turn in the economy and the global credit crisis. Despite these factors, the division kept expenses and markdowns at acceptable levels, ensuring positive profit growth for the year.

The percentage of markdowns to sales for the year was at 9,2%, largely in line with corresponding levels in past years.


FOREVER

	2005	2006	2007	2008	2009
Markdown value (Rm)	83,8	89,0	96,5	119,4	**113,6**
% of sales	10,1	9,1	8,6	8,8	**9,2**

The division's merchants faced the challenge of contending with the increasing gold price as well as the other economic factors mentioned above. The Rand price of gold jumped by more than 40% during the year on top of last year's growth of more than 30%, but innovative merchandising and access to the group's positive cash flow allowed stock levels at the stores to be maintained at desirable levels. These strategies, together with a focus on marketing, allowed the division to achieve positive turnover growth for the year while positioning the brands well to take advantage of an upswing in the economy when it arrives.

Stock turn was maintained at last year's average level of 1,7, which is an acceptable result if the factors mentioned above are taken into account.



The division opened 26 new stores in the year under review (American Swiss 12, Sterns 12, Matrix 2), compared to 19 in the previous year, and four under-performing stores were closed (Sterns 2, Matrix 2).

As is evident from the number of stores that were opened during the year, the division is confident about the future and about its prospects for continued expansion, although the new stores have put average trading densities under pressure for the next year. The division traded at an average density of R47 000 per square metre compared with R48 000 per square metre in the previous year.


AMERICAN SWISS

STRATEGY

The division expects that trading conditions in the new financial year will continue to be tough and it will continue to rely on the strength of each of the American Swiss, Sterns and Matrix brands.

As the market leader, American Swiss has identified the need to continuously evolve. This will be achieved by reviewing all elements of the brand, including communication, design and service. Each element will then be aligned to ensure that there is consistency in communications to staff members and customers.

As a result of this initiative, a new-format American Swiss concept store is already being tested.

Sterns launched a new concept store at the beginning of the 2009 year and while there are aspects that need to be refined, the results are pleasing and the refined format will serve as a model to be used in all new stores. Existing stores will receive corresponding treatment over a period.

The Jewellery division considers that customer service is a key differentiator. Accordingly, the division is continuing to improve the training programmes used in stores and at the group's head office in order to ensure that all staff members are aligned with the brand's customer focus and its core values.

Supply chain management is a key focus within the group and the division has launched several initiatives that will, over the next few years, build a supplier pipeline that has greater


STERNS


MATRIX

flexibility and shorter lead times than have prevailed in the past. This should result in improved decision-making and operational efficiency.

The division's store location strategy includes the continuous monitoring of performance trends, and where economic factors so dictate, closures or consolidation will proceed. Locations in new and existing shopping centres where the division's stores are under-represented have been identified, and new stores will be opened in prime positions. Great care is taken in ensuring that new stores are appropriately sized. A measured view of expansion is taken, in line with the core strategy of seeking long-term growth in sales and profit. Several good sites for Matrix have been identified in major shopping centres that will allow for growth over the next years.

PROSPECTS

As was indicated above, the division expects the next year to be tough, but it is confident that the strength of the brands, the positive cash flow of the group and the expertise of staff members will ensure that the division is able to trade through the downturn and emerge strongly.



Store statistics

	2005	2006	2007	2008	**2009**	Projection 2010	Projection 2011
American Swiss	175	179	181	187	**199**	205	209
Sterns	115	115	121	122	**132**	140	148
Matrix	12	14	14	19	**19**	21	22
Total no. of stores	302	308	316	328	**350**	366	379
Closures	6	3	4	7	**4**	3	3
Floor area (m^2)	21 189	21 580	22 029	22 519	**23 992**	24 967	25 712



OFFERS DESIGN CONSCIOUS CONSUMERS A WIDE RANGE OF HOMEWARES AS WELL AS A COMPREHENSIVE RANGE OF CONTEMPORARY FURNITURE AND DÉCOR ITEMS

@home

POSITIONING

The @home division is made up of stores of two formats. The first, @home, sells a wide range of homewares to the LSM 8 – 10 groups. The second, @homelivingspace, offers a comprehensive range of contemporary furniture and décor items in addition to the full @home offering, targeted at the same LSM groups.

The number of @home stores currently stands at 65, while there are seven @homelivingspace stores, bringing the total in the division to 72 stores.

The division opened @home stores in 2001 in leading retail malls in the major centres of South Africa, while the @homelivingspace concept dates back to 2006.

A franchise arrangement operates in the United Arab Emirates with the Al Tayer Group LLC, and there are now six franchised @home stores in that region.

REVIEW OF THE YEAR

Despite the effects of the global recession on consumer spending the division has held up reasonably well, particularly if expenditure on homeware and gifts is regarded as non-essential. Turnover for the year rose by 10,9%, with same store growth dropping by 1,3% primarily due to the highly competitive sector as well as turnover cannibalisation as a result of opening some new stores in close proximity to existing stores. What is pleasing is that turnover growth in the second half of the year was 15% compared to 6,1% in the first half. Similarly, same store growth in the second half was 1,9% compared to -4,9% in the first half of the year.

The last quarter of the year saw reasonable same store growth of 3%, which was encouraging in the difficult trading conditions which prevailed.

During the year five of the first @home stores opened were refurbished. These are located at Canal Walk, Cavendish, Sandton, Eastgate, Menlyn and the V&A Waterfront. Customers are reacting favourably to the new presentation.



@home
THE HOMEWARE STORE

@homelivingspace
THE HOMEWARE STORE

	2009	% change	2008
Turnover (R million)	**508,1**	10,9	458,0
Number of stores	**72**	18,0	61
Floor area (gross m²)	**38 766**	40,4	27 605
Number of employees	**740**	(2,1)	756



HOWARD GODFREY

In the year under review the division opened 11 stores, of which seven were in the @home format of approximately 200 to 400 square metres in floor area, while four were @homelivingspace stores, which have a floor space of approximately 2 000 square metres. The latter stores are located in Port Elizabeth, the West Rand, the East Rand, and the division's three-storey flagship store in Melrose Arch. The last mentioned store is linked to the Foschini store in the recently opened upmarket centre where it is located.

The franchised chain in the United Arab Emirates and Bahrain, which has six stores, has traded satisfactorily, and six more of these stores are planned in the foreseeable future. It appears that the @home concept has been well accepted in that region.

	2005	2006	2007	2008	2009
Markdown value (Rm)	16,0	27,1	39,3	47,3	**46,5**
% of sales	5,6	7,5	8,3	9,0	**8,0**

Markdown sales were at an acceptable level for the difficult economic conditions which prevailed.

Trading density for the past year (including the @homelivingspace stores) was R19 600 per square metre.

Store statistics

	2005	2006	2007	2008	2009	Projection 2010	Projection 2011
@home	34	39	49	58	**65**	70	78
@homelivingspace	–	2	2	3	**7**	12	12
Total no. of stores	34	41	51	61	**72**	82	90
Franchise stores	–	–	–	2	**6**	9	12
Closures	–	–	–	–	**–**	–	–
Floor area (m²)	13 405	18 624	21 906	27 605	**38 766**	41 000	45 000




@home livingspace
THE HOMEWARE STORE
@home livingspace



STRATEGY

The division will continue its roll-out programme for both the @home and @homelivingspace chains. In the next year ten further stores will be opened, of which five will be the larger @homelivingspace format. Two will open in Pretoria and one of each in southern Johannesburg, Cape Town and Durban.

The difficult economy presents the division with a challenge to provide exceptional products and service to customers. These goals will be the key focus for the division's teams in the current testing times, together with a keen focus on the retention of margins and the control of costs.


@home



PROSPECTS

Continued efforts are being made to find suitable sites to meet growth requirements for both @home and @homelivingspace stores, and revenue from newly opened stores will help to sustain the division's consistent pattern of growth.

Trading conditions are uncertain and difficult, particularly as the division imports the greater part of its merchandise and fluctuations in the value of the Rand currency must be balanced against price adjustments made by suppliers. Fortunately the trend in these prices has recently been downward, reflecting the recessionary conditions prevailing globally.

Inventory control will be a paramount factor in maintaining trading margins, and improvements in the efficiency of the supply chain for the division's merchandise, stemming from the group's overall initiative in this field, will help to offset some of the negative factors in the current trading environment.

While trading conditions in the Middle East are no easier than those prevailing locally, our franchise partners are still in an expansionary phase and the roll-out of their new stores will also provide a boost to the division's revenues and profit.





THE PROCESSES OF BUILDING PARTNERSHIPS WITH LOCAL MANUFACTURERS WILL BE TAKEN FURTHER WITH A STRONG FOCUS IN THE NEXT YEAR ON IMPROVING CO-ORDINATION AND EFFICIENCY IN ALL STEPS WHERE TFGA'S ACTIONS OVERLAP WITH THOSE OF EXTERNAL SUPPLIERS.

TFG APPAREL SUPPLY COMPANY

POSITIONING

TFG Apparel Supply Company (TFGA) performs a number of essential services for the trading divisions. They can be summarised as:

- facilitating and managing the processes by which apparel and certain other types of merchandise are, to the extent possible, manufactured locally;
- sourcing imported merchandise and managing relationships between the group and its offshore suppliers;
- managing the shipping of all imported and exported merchandise;
- operating a fashion design studio for apparel to be sold in the group's stores, together with an in-house sample room and pre-production and production units; and
- operating a quality assurance unit which monitors the merchandise purchased by the group.

As matters stand, the weak state of the textile and clothing industries in South Africa imposes severe limitations on building up local manufacturers. However, TFGA has a solid foundation with the clothing industry which will be strengthened over a number of years.

The foundation has been built by cultivating strong relationships over a long period with a number of local clothing cut, make and trim manufacturers (CMTs) who are now closely aligned to the group in their understanding of its needs and of their own capabilities and limitations, and who have demonstrated their capacities and their interest in being long-term partners in the supply process. In several ways these relationships go far beyond those which apply to simple contract supply arrangements, as is demonstrated by the fact that TFGA procures all of the textiles and trims to be used by the CMT manufacturers and by the intensive co-ordination that exists between TFGA and these manufacturers to ensure the delivery of products on time and in good order.

The group quality assurance unit continues to serve the needs of the group's trading companies by introducing quality requirements at the onset to ensure high standards in all merchandise supplied to the group's stores.

REVIEW OF THE YEAR

The effects of the quota system applied by the Department of Trade and Industry for imports of textiles and clothing in the calendar years 2007 and 2008 were negative for the industry as a whole. While the quota system was intended to provide a period of grace for the local textile and clothing industries to undergo reconstruction, the overall result was that certain required fabric became unavailable, limiting the scope of the work which could be passed on to local clothing manufacturers.

The outcome was greater weakness of the local industries. The local textile industry has now dwindled, and there are fewer clothing manufacturers of significance, even in the limited field of CMT.

TFGA's pro-active approach to these problems has, however, contributed to the survival of some local clothing manufacturers, and among the survivors there are efficient and adequately resourced companies which are fully capable of providing the group with products which meet its standards in all respects. In the past year some of these relationships have been further cemented and advanced, to the point where the supply line is working satisfactorily.

The volatility in currency exchange rates experienced in the past year again demonstrated the wisdom of retaining a large local base for the supply of merchandise. Building a shield against this volatility has been one of the governing considerations in TFGA's long-term policy.

TFGA's prediction that China would no longer be able to retain its position as the overwhelmingly dominant source of high-quality but low-cost imports was largely realised in the past year. As a consequence, it has been necessary to extend the range of suppliers to other countries. TFGA now has a more diversified base of suppliers and the process of building long-term relationships with them is underway.

Notable steps were taken in the 2009 year to advance the group's supply chain initiative and positive results are now being felt in terms of the speed with which orders can be supplied and the consistency with which merchandise arrives at the group's stores. Processes to measure all significant features of the supply process have been put in place, removing all subjective elements and all guess-work and so enhancing efficiency.

TFGA's shipping department maintained a highly effective performance in the past year and its participation in the supply chain initiative has played a useful part in shortening the supply pipeline. With the assistance of TFGA's clearing and forwarding agencies the reliability of supplies reaching the group's distribution centres was further improved and in recent times has improved considerably.

The group's quality assurance unit has kept in line with advances in the overall supply chain initiative and is playing an important role in building in quality checks and audits of processes before goods reach our distribution centre. This results in faster throughput when merchandise arrives in the group's distribution centres and faster dispatches to the stores.

The unit is now implementing practices which were devised and developed by intensive work over a period of some years.



SELWYN EAGLE



STRATEGY

The steps envisaged for the 2010 year in the implementation of the group's supply chain initiative include the introduction in TFGA of improved processes and controls throughout the division and the bedding down of the measurement tools mentioned above.

The processes of building partnerships with local manufacturers will be taken further with a strong focus in the next year on improving co-ordination and efficiency in all steps where TFGA's actions overlap with those of external suppliers.

TFGA will again be active in identifying training needs for its staff members and implementing effective succession plans throughout the division to ensure continuity of operations.

There will again be initiatives to drive and support broad-based black economic empowerment (BBBEE) through processes of continuous supplier evaluation and communication.

PROSPECTS

The momentum achieved with the group's supply chain initiative will be maintained in the next year by further steps to improve efficiencies and to ensure that relationships with local and offshore suppliers are built and cemented to the point where a sustainable world-class chain management model is in place.

In addition, the quality assurance unit has mapped out further work for the year in order to be fully aligned with all the processes underway in the group to achieve supply efficiencies.



FG FINANCIAL SERVICES MANAGES THE GROUP'S IN-STORE CREDIT CARD PROGRAMME, WHILST RCS GROUP PROVIDES CREDIT FACILITIES TO EXTERNAL RETAILERS, AS WELL AS PERSONAL LOANS AND FINANCIAL SERVICES TO CUSTOMERS OF THE GROUP AND OTHERS.

FINANCIAL SERVICES

The Foschini group's interest in financial services is vested in two areas:

- a wholly-owned division named **FG Financial Services Division** which provides credit and related services to customers of the group; and
- a controlling interest in a company which focuses primarily on providing personal loans and some other financial services to customers of the group and others, as well as credit facilities to a number of retailers external to the Foschini Group. This company is named the **RCS Group**.

FOSCHINI GROUP

100% holding — FG Financial Services
- Store Cards
- Insurance
- Club
- Cellular
- CRM

55% holding — RCS Group



FG FINANCIAL SERVICES

financialservices



PETER MEIRING

FG Financial Services division manages the group's in-store credit card programme, which consists of 14 different card formats. This includes managing the acquisition of new accounts, customer services, debt collection and recoveries as well as all the support services such as forensics and risk analysis.

This division also looks after the group's interests in the Club and its associated magazines and insurance products. These insurance products include policies related to card loss, cell phone loss, personal protection and jewellery loss. In addition, certain group responsibilities relating to the procurement and management of cell phones as well as the direct sales of air time are included in this division.

The Customer Relationship Management (CRM) department which was established late last year has developed significantly. It too reports into this division.

REVIEW OF THE YEAR

Local and global economic conditions prevailing during the year were enormously challenging. Despite interest rate relief during the latter part of the year, interest rates remained high. Fuel and energy costs which rose substantially in the previous year reduced last year but this coincided with devaluation in the local currency. All of this created an inflationary environment, with food at the forefront. As a result, consumers experienced pressure on their discretionary disposable income, leading to higher levels of indebtedness. Many consumer lenders reported the outcome of this in terms of higher write-offs.

These conditions manifested themselves in several ways in the group's retail portfolios. Those credit customers in a position to pay down their outstanding balances did so at a faster pace and some reverted to buying for cash. Other customers who were in some degree of difficulty looked to restructuring their debt obligations either directly with their credit providers or resorted to the Debt Review process as introduced under the National Credit Act (NCA).

Attracting new customers became difficult and encouraging those with available credit and good payment patterns to use this available credit also proved challenging.

In anticipation of these changing consumer patterns certain strategic initiatives were adopted early in the year to address impending issues. The initiatives included:

1. The establishment of the CRM department whose primary aims are:
   - to look at innovative methods of attracting new customers to the group;
   - to build loyalty and the likelihood of repeat shopping with existing customers using the group's diverse range of products as an incentive to cross-shop from their existing store card; and
   - to establish regular communication with those customers who prefer to buy for cash.
2. Introducing a 12-month payment plan as an option for new customers and customers who require lower instalments and in some instances more credit.
3. Further expansion of the division's collections capability in order to meet the increased levels of delinquency being manifest.

The net result of these initiatives has been a positive growth in the number of active customers on the book, a 49,8% growth in profit contribution and a healthy debtors' book.

	2009 Rm	% change	2008 Rm
Interest income	**526,1**	36,5	385,5
Other income	**164,7**	14,4	144,0
	690,8	30,5	529,5
Net bad debt	**(261,5)**	20,4	(217,2)
Credit costs	**(209,0)**	26,5	(165,2)
Profit before tax	**220,3**	49,8	147,1

INTEREST INCOME

When the NCA became effective the group converted its entire account base to operate under the framework and regulations of the NCA. Comment to this effect was made in last year's annual report. This process was adopted to give the division a uniform method of dealing with both new and existing customers. As a result of this strategy all our customers are governed by a single published Foschini interest rate. This rate has been well below the NCA rate for the year and is currently marginally above the rate under the old Usury Act.

The weighted average interest rate for the year applied to customer accounts was 26,7%. 68% of accounts are now attracting interest (2008: 62%) resulting in a 36,5% growth in interest income.

Two factors influenced the increase in interest income. The first is the higher interest rates and the second a move to extended credit. In order to accommodate the growing number of customers preferring extended repayment periods, the 12-month plan was introduced as the default option for all new accounts. While the 6-month facility continues to be available to all customers, the 12-month product was well received and enjoyed a 90% take-up. The lower instalment requirements on the 12-month plan also supported the allocation of higher credit lines in many instances and as a result increased the account holder's capacity to purchase.

On average there was an 8% shift between purchases on 6-month plans to purchases on 12-month plans.


SPORTS
CLUB
CLUB
ENRICH YOUR LIFE
BUSTED!
KIDS
SUPERCLUB

OTHER INCOME

Insurance

Profit in this area grew by 45,3%. Much effort has gone into the telemarketing of insurance products across a spectrum covering jewellery, cell phone and card protection insurance. This product range was augmented by the launch of two new insurance products focusing on life and health benefits. These products were well received.

Club and Sports

The Club grants a range of benefits for subscribers who are holders of the group's credit cards or those of the RCS Group.

These benefits include:

- automatic death insurance;
- account balances protection;
- medical and legal helpline;
- qualification in the monthly R300 000 draw;
- discounts at several retailers;
- promotional item discounts;
- bursaries to the value of R2 million per annum; and
- a monthly magazine with topics of interest.

Currently there are more than 880 000 paying subscribers of the Club and 95 000 of the Kids SuperClub.

Club profit grew by a modest 1,7%. Club billings are heavily influenced by delinquency levels and in the prevailing economic circumstances billings have come under pressure.

A new niche Sports Club, together with an associated magazine, was launched in June 2008. The offering was well received and by the end of the year membership had reached 79 000 paying members.

Based on the success of the Sports Club, other niche offerings are being considered.

One2One

One2one is a discounted airtime offer sold through telemarketing and provides the convenience of an airtime contract linked to a group credit card. After rapid initial growth the profit from this source contracted by 9,7% during the year. This was attributable to the grant of increased product subsidies to deepen the market share and increase the attractiveness of the offering to consumers. Capacity was added to the telemarketing call centre during the year and performance improved significantly during the second half. Customer services resources are being augmented and a solid platform has been laid for a strong recovery during the next year.

NET BAD DEBT

In the collection process the division has remained focused on rehabilitating early-stage arrear accounts and returning them to a buying position. This has been a successful strategy which has yielded very positive results. Arrears improved from 25,1% to 24,2%. Although net bad debt grew by 20,4% compared to the net receivable growth of 12,3%, the contractual arrears state of the book looks to be on a positive trend.

Applicants for new accounts are evaluated against a combination of internal risk scorecards and credit bureau scorecards. Over the past period new account acceptance rates have dropped off from 60,0% in the previous year to 56,8%. The factors influencing this decline are largely related to the deteriorating consumer bureau scores which, in turn, are reflective of the reality of the current economic situation.

Write-off policy on bad debt remained consistent with the previous year. Non-performing accounts, defined as accounts whose payment profile scores and recency fall below fixed criteria, are written off monthly.

Fraud

Incidences of application fraud continued to increase over the past year. New fraud detection scorecards were introduced to allow us to isolate these fraudulent applications. The Foschini group processes many new customers who have no previous credit history on the bureau. Currently 43% of applications fall into this category. This high incidence of new customers to credit requires special management and we have long been at the forefront of customer education in this regard. This factor also necessitates specialised management of credit limits to avoid over-exposure to new accounts. We have developed sound and tried practices to manage the credit limits of these customers, limiting the incidence of application fraud to below three in 100 applications.

Debt Review

The Debt Review process is a mechanism created under the NCA to provide suitably qualified but over-committed debtors with a means to make application for debt relief.

The number of Debt Review matters being presented as new claims has escalated to an average of R2 million monthly. These claims are outsourced to a specialist credit review agency that evaluates each claim and follows up on objections and also negotiates terms on our behalf.

Often these debtors are not in arrears with the group but are in arrears with their mortgage, car or personal loan repayments. Despite legislation stipulating a resolution period of 30 business days, in practice these matters are taking much longer to resolve and also for payment to be received from the debtor.

An industry solution is being sought that should assist in resolving these matters more expediently.

All accounts in the Debt Review process are fully provided for in the net bad debt figures.

Provisions

The division continues to use the Markov model to identify inherent risk within its customer base. Markov relies on 12-month default roll-rates and predicts which accounts are likely to proceed to write-off. This information is used to create a provision for doubtful debts. In the past year the Markov model required a R31,7 million charge to the income statement as against R25,9 million last year. The doubtful debt provision now stands at R252,5 million, which represents 8,5% of the closing book compared to 8,3%** of the closing book in the previous year.

Net bad debt to credit transactions increased to 4,0% from the previous year's 3,5%. Net bad debt write-off increased to 8,7% from the previous year's 8,2%**.

** Restated to exclude credit balances in trade debtors.

CUSTOMER RELATIONSHIP MANAGEMENT (CRM)

The Foschini Group has until recently treated customer relationship management (CRM) as an activity to be undertaken by the trading divisions individually. During the 2009 year a departure from the past was made and a new department was created to consolidate the CRM function into a central one providing services to all the retail trading divisions.

The new CRM department is headed by Kathryn Sakalis, who headed up the Foschini trading division's marketing department for several years. She is assisted by staff members whose collective skills and backgrounds encompass the fields of marketing, design, brand management, communications, project management, research, database marketing, media planning, training and analytics.

The purpose of the CRM function is to attract, retain, nurture and grow the customer base with which the group does business, and so to increase sales opportunities, market share and loyalty, all with a view to generating additional profit for the group.

The new department has already undertaken various activities to extract benefits from the group's possession of a large customer base. Local and international best practices have been thoroughly researched and a substantial three-year plan has been developed with the appropriate budget support. Care has been taken to avoid over-capitalising in complicated systems support for this area, a mistake which could easily be made.



One of the many benefits of centralised CRM is the ability to quantify the results of every CRM-initiated campaign undertaken anywhere in the group. A stringent process of analysis has been put into place to calculate return on investment from all campaigns undertaken, and then fine-tune the planning and execution of future campaigns in the light of experience. Since starting operations, the department has ensured that for every campaign planned, several options were tested, each time refining and enhancing the proposal in order to gain the best possible results.

As with any start-up activity, the department has had greater success with some campaigns than with others, but it has been able to measure and learn from each result.

Having available multiple vehicles to reach the customer base, the department uses different forms of communication according to the message and offer to be conveyed and to customers' known preferences. The use of electronic media in various formats has proved exceptionally successful, particularly when used in multiple layers.

Emphasis has fallen in the first year of operations on customer acquisition and retention. The department has made successful invitational mailings and national drives for new accounts, resulting in a discernible growth in the customer base despite the difficult economic climate.

One can never know too much about one's customers, and in line with the group's customer-centric approach, analysis at depth has been done in a number of areas to enhance understanding of customer trends and needs in order to be in a position to provide customers with better service.

In addition, the department has heightened awareness of an important benefit that the group offers in its ability for customers to cross-shop across all 14 retail chains using any of the chains' account cards.

It is expected that the focused, holistic approach which the new department brings to the group's CRM, will accelerate the acquisition of new customers as well as leveraging off the existing base.

CREDIT COSTS AND CUSTOMER RELATIONSHIP MANAGEMENT

Credit costs rose by 26,5% as a result of the introduction of the CRM programme and the use of invitational mailings. The expanded collections and telemarketing capacity also contributed to the increase. Much of this cost was focused on CRM initiatives, particularly on new account acquisition. Although the growth of net active accounts was moderate at 3,8%, our analysis shows that in the absence of these initiatives growth would have been strongly negative, and the group would now have been trading with far fewer customers.

The positive results achieved in expanding our base of customers and adding new financial products to our offering has led us to believe that further investment in our telemarketing and CRM capability will position us well to deal with an upturn in the economy.

PROFIT

The year's profit contribution increased by 49,8%, driven by greater interest income over bad debt and by a 14,4% growth in other income.

	2009	2008
Number of active accounts ('000s)	**2 247**	2 165
Credit sales as a percentage of total retail sales	**61,8**	63,6
Net debtors' book (Rm)	**2 746,3**	2 445,6**
Arrear debtors as a percentage of debtors' book	**24,2**	25,1
Net bad debt write-off* as a percentage of credit transactions	**4,0**	3,5
Net bad debt write-off* as a percentage of debtors' book	**8,7**	8,2**
Doubtful debt provision as a percentage of debtors' book	**8,5**	8,3**
Percentage able to purchase	**81,5**	82,0

* Including VAT, excluding movement in provision.

** Restated to exclude credit balances in trade debtors.



STRATEGY

The group will continue to focus on the acquisition of new accounts as well as exploring innovative insurance products and Club offerings. In addition, we believe that there are great opportunities associated with the division's mobile telephony offering. During the next financial year the division will consider the possibilities of restructuring this area to recognise the growth in the mobile base as well as the capabilities that this medium offers in terms of staying in touch with customers.

PROSPECTS

The present economic situation continues to present challenges and as a result we believe that bad debt will continue to deteriorate at similar rates to those of the past year. We are anticipating a degree of retrenchment in certain segments of the economy and are presently modelling various scenarios and stress-testing our portfolios against these scenarios to determine where corrective measures in the form of adjusted credit criteria may be warranted. Our interest management strategy has been formulated to allow us to cover the anticipated growth in bad debt whilst still providing a reasonable return on the investment represented by the debtors' book.

We do believe, however, that we shall see some easing off in consumer credit pressure towards the early part of the 2010 calendar year as the reductions in interest rates and government's heightened infrastructural expenditure start to exert influence on the economy. Once these effects gain momentum we believe that the quality of our debtors' book together with the growth initiatives launched this year should position us to take advantage of the better economic times.

RCS GROUP

The RCS Group is an operationally independent consumer finance business that provides a broad range of financial services under its own brand and in association with a number of retail entities in South Africa, Namibia and Botswana. The RCS Group is majority owned by The Foschini Group (55%) with Standard Bank holding the balance of the shares (45%).

The RCS Group is structured into two operating business units named Transactional Finance and Fixed Term Finance. The operating units are supported by a number of shared services. In addition, the RCS Group has an investment interest (60%) in an independent data management company named Effective Intelligence.



RCS GROUP
Transactional Finance
Fixed Term Finance
Investments
General Purpose RCS Card
Personal Loans
Effective Intelligence (60%)
Private Label Queenspark
Home Loans JV
Private Label Game & Dion Wired
Insurance
Private Label Mass-discounters
Shared Services (HR, ICT, Risk, Analytics, Collections, Finance, Compliance and Marketing)

The Transactional Finance business unit is focused on facilitating credit sales for retailers at point of sale. Retail credit sales are supported in one of two ways:

- through an own-branded general-purpose private label card known as the RCS Card that is accepted at 12 000 retail outlets countrywide
- by managing private label retail credit programmes for retailers under their own brands on an outsourced basis.

Currently the private label portfolio consists of the Queenspark Card as well as in store credit offerings in Game and Dion Wired stores.

The Fixed Term Finance business unit provides personal loans, home loans and insurance products under the RCS brand to existing RCS Group, Foschini group and external customers through direct marketing methods.

The RCS Group is functionally separate from the FG Financial Services division and it has its own governance structure, field of operation, management team, budgets and profit models. The decision to differentiate the businesses was taken at the establishment of the RCS business in 1999 in order to ensure that the Foschini group's focus on its traditional trading activities was not lost, and that all profits and costs associated with the RCS business would be clearly ring-fenced.

REVIEW OF THE YEAR

The RCS Group was not shielded from the weak economic conditions which prevailed in the past year and the outcome was a decline of 24,9% in profit before tax. While the result is disappointing it must be seen against the backdrop of very difficult trading conditions and the poor performance of the financial services industry overall. The profit before tax contribution of each division is as follows:

Profit contribution	**2009 Rm**	% change	2008 Rm
Transactional finance	**48,4**	(51,8)	100,4
Fixed term finance	**148,7**	(12,1)	169,2
Other investments	**5,4**		–
Profit before tax	**202,5**	(24,9)	269,6

Factors leading to this decline were:

- a significant pullback in credit purchases during the second half of the year coupled with generally unfavorable market conditions
- the continued effect of rising inflation and high interest rates on consumers' budgets
- the liquidity crisis and in its wake rising cost of funds and reducing product margins
- a worsening in the pattern of payment by arrear customers
- increased costs of customer acquisition and of trading operations.

Despite the disappointing results, the RCS Group continued to make significant investments in moving towards its goal of becoming a fully-fledged consumer finance business by expanding its product range, improving its solid business platform, enhancing its infrastructure and adding to the skills base.

There was a change in the leadership of the RCS business during the last year with the founder and CEO, Karl Westvig, stepping down from his role as group CEO to serve as a non-executive director on the RCS Group board. He was succeeded by Schalk van der Merwe, who has had a long-standing association with the Foschini group, having worked at an executive level in the Foschini retail credit division in the period 1995–1998. After leaving the group he spent seven years at an executive level building the Woolworths financial services business. He rejoined the RCS Group in 2006.



SCHALK VAN DER MERWE

TRANSACTIONAL FINANCE

The RCS Cards portfolio experienced continued growth although at a more moderate rate compared to previous years. The general-purpose RCS Card is now accepted in the businesses of more than 8 000 merchants representing 12 000 outlets nationally across a variety of industries. A number of national retailers were added to the merchant network during the year, giving RCS cardholders broader utility than before.

Growth of the Private Label portfolio continues to be a strategic goal of the RCS business. The purchase of the credit operations of Massdiscounters (MDD), with effect from July 2008, has had a significant impact on the scale of the Transactional Finance business. The purchase added 150 000 new customers to its base with a book value of R175 million. RCS also gained 400 staff members and 85 points of presence in MDD stores throughout South Africa, Botswana and Namibia. Since July RCS has been active in integrating the MDD operations into the Transactional Finance business with the minimum of disruption to existing operations in both MDD and RCS. There has been modest growth in the portfolio since the acquisition of the book.

The Queenspark portfolio continues to perform well, with positive growth on all fronts.

Transactional Finance	**2009 Rm**	% change	2008 Rm
Interest income	**452,2**	29,6	348,8
Interest expense	**(147,0)**	85,1	(79,4)
Other income	**169,2**	20,4	140,5
Total income	**474,4**	15,7	409,9
Net bad debt	**(220,7)**	30,3	(169,4)
Credit costs	**(212,6)**	51,7	(140,1)
Program fee	**7,3**		–
Profit before tax and minorities	**48,4**	(51,8)	100,4

Transactional Finance – Key debtor statistics	**2009**	2008
Number of active accounts ('000)	**568**	435
Net debtors' book (Rm)	**1 484,4**	1 068,3
Arrear debtors % to debtors	**20,0**	29,1
Net bad debt write-off as a % of credit transactions	**12,8**	9,3
Net bad debt write-off as a % of debtors book	**16,7**	11,2
Doubtful debt provision as a % of debtors book	**8,7**	10,7
Applicants granted credit % (Excl MDD)	**36,8**	44,5

Review of the year

Merchant turnover on the RCS Card product in the past year was R1,33 billion (2008: R1,36 billion). The first half of the year was characterised by positive turnover growth while the second half reflected the difficult retail trading conditions. Sales growth in the private label portfolios has however offset the slight downturn in the RCS Card turnover, yielding total turnover of R1,65 billion across the business unit.

The overall account base has increased to 568 000 (2008: 435 000). The primary driver for this growth was the incorporation of the MDD credit portfolio.

Revenue growth was positive for the year but more moderate than in previous years. This was the result of slower turnover growth on the RCS Card portfolio and some interest margin reduction caused by the growth in the private label portfolio, which generally operates at a lower interest rate. The maximum cap formula for private label card products under the National Credit Act (NCA) also lowered gross interest earnings because of the accelerated effect on rates chargeable during downward interest rate cycles. Increased interest expense charges also eroded the net interest margin for the year.

Arrear debtors improved to 20,0% of the portfolio (2008: 29,1%). The improved debtors' currency is a result of the significant investment that was made over the past 18 months in building RCS' collections capability, and the implementation of stricter credit qualification criteria.

The improved risk trend of the book is also reflected in an improvement in the provision levels.

Growth in credit costs exceeded revenue growth for the year primarily as a result of the take-on of the MDD credit operations.

The staff complement of the Transactional Finance business has increased from 265 before the take-on to more than 600 staff members in 90 different locations.

This growth in capacity and infrastructure is a necessary investment to position the Transactional Finance business for significant growth in the future.

As a result of the increased operating costs, the cost to income ratio increased to 44,8% (2008: 34,2%).

Prospects

Credit turnover is expected to increase modestly despite the tough trading conditions now prevailing and foreseen. Turnover growth will come mainly from the private label portfolio. The turnover increase should lead to growth in the overall book for the year and to subsequent revenue growth. There will be renewed focus on margin management through an active treasury management strategy and appropriate pricing for risk.

It is anticipated that bad debt will moderate during the year with continued efforts to maintain the improved level of collections. Operating cost ratios should also improve as current capacity is leveraged to support future growth of the book.

The Transactional Finance business is well positioned to grow the merchant base and to add to the existing private label programmes. The business model fundamentals are therefore in place to provide growing profits over the medium term.

FIXED TERM FINANCE

The Fixed Term Finance business (FTF) provides personal loans, home loans and complementary insurance products to existing RCS customers, to the Foschini Group customer base and to external customers. It operates on a direct marketing basis. Customers are attracted by the convenience and simplicity of the RCS offer, with a large part of the process being handled telephonically. The high level of cross-selling and repeat business attests to the efficacy of the business model.

The home loans business is an origination model in partnership with SA Home Loans and is an extremely small component of the overall business.

The insurance business primarily consists of credit life insurance products that are sold in conjunction with the various credit products offered by RCS.

The selection criteria for customers remain strict, while response modelling is continually refined to ensure operating efficiency.

Fixed Term Finance	2009 Rm	% change	2008 Rm
Interest income	**309,8**	(2,1)	316,6
Interest expense	**(46,7)**	21,9	(38,3)
Other income	**124,7**	34,8	92,5
Total income	**387,8**	4,6	370,8
Net bad debt	**(96,4)**	14,3	(84,3)
Credit costs	**(142,7)**	21,7	(117,3)
Profit before tax and minorities	**148,7**	(12,1)	169,2

Fixed Term Finance – Key debtor statistics	2009	2008
Number of active accounts ('000)	**110**	155
Net debtors' book (Rm)	**988,2**	716,2
Arrear debtors % to debtors	**12,8**	14,3
Net bad debt write-off as a % of debtors book	**10,3**	14,3
Doubtful debt provision as a % of debtors book	**9,1**	10,9

Review of the year

FTF's profit before tax declined by 12,1% on the previous year. The decline can be attributed to a combination of increases in the cost of funds, in bad debt and in customer acquisition costs as well as a decrease in gross interest margin.

On the positive side, the net debtors book grew significantly (38%) on the previous year as the roll-out of the new personal loan product was concluded. At year-end more than 80% of the book consisted of the new product offering which attracts a lower risk customer and provides longer terms on a risk-based pricing basis. The drop in the number of active accounts is in part due to the roll-out of the new loans product which offers larger loans than in prior years, resulting in a decrease in second loans to the same customers.

Revenue grew, reversing a trend from the previous year. Interest revenue showed a slight decrease despite the larger book. The decrease is attributable to the fact that the risk-based pricing model provides a lower weighted average interest charge. The pricing models are continuously refined to ensure that margins are optimised.

There has been improvement in the collections processes with the result that arrear debtors diminished to 12,8% of the portfolio (2008: 14,3%). The improvement also translated into decreased growth in bad debt costs and to a lower doubtful debt provision.

Credit costs increased by 21,7% because of higher costs of acquisition and continued investment in key analytical systems and skills. As a result, the cost-to-income ratio remains acceptable at 36,8% although being higher than the 31,6% of the previous year.

Prospects

FTF remains a highly profitable business with continued growth potential. The full roll-out of the new personal loans offering provides a unique platform from which to provide a variety of target markets with very competitive offerings. It is anticipated that the book will continue to grow during the next year by the application of more sophisticated analytical techniques which should lead to improved acquisition costs and operating margins.

The home loans business is not anticipated to grow significantly in the current market, but the origination model continues to be refined. There will be a more significant investment in the insurance business in the coming year which should result in a positive profit contribution.

FUNDING

Currently the greater part of funding for RCS is provided by the shareholders. Sufficient funding lines have been secured from the shareholders to ensure the modest growth of the business in the short to medium term. It is however prudent to diversify the sources of funding for the business given the growing size of the asset base. With this in view, RCS has embarked on a process to launch a medium-term note programme (MTNP) in order to raise an appropriate mix of funding for the business. It is expected that the MTNP will be launched during the latter part of the new financial year.

NEW VENTURES

On acquiring the Massdiscounters financial services business RCS established a presence in Namibia and Botswana. The required operating structures were set up in these territories during the past year and possibilities of further expansion of the RCS footprint in these markets will be explored in the coming year.

A number of private label opportunities also exist within the current market and are currently being explored by the Transactional Finance team.


WIRED
game



PROVIDE CENTRALISED SUPPORT FUNCTIONS IN THE AREAS OF FINANCE, INTERNAL AUDIT, INFORMATION TECHNOLOGY, LOGISTICS, HUMAN RESOURCES, FACILITIES MANAGEMENT AND PROPERTY ADMINISTRATION.

SERVICE DIVISIONS

GROUP FINANCE AND ADMINISTRATION

The Group Finance and Administration division is a centralised service division that provides support to the other divisions in the group. It is made up of several departments, mentioned below, which attend to specialised functions. Overall, the division's functions cover the following areas of responsibility:

FINANCIAL ACCOUNTING AND CORPORATE REPORTING

This department is responsible for:

- collating data and producing the group's interim and annual financial statements;
- undertaking corporate communications and shareholder reporting;
- ensuring compliance with all applicable accounting standards and statutory requirements; and
- undertaking liaison with external auditors.

MANAGEMENT ACCOUNTING

Management accounting undertaken by the division comprises:

- controlling the group's financial accounting systems and internal checking procedures;
- co-ordinating and consolidating all the group's financial planning, including annual budgets and quarterly re-projections;
- carrying out divisional financial reporting to enable accurate management decision-making; and
- carrying out all operational financial reporting at store, area, regional and divisional level.

GENERAL FINANCE AND ADMINISTRATION

The division's functions under this heading comprise:

- processing and paying all merchandise costs, expenses and rental charges;
- ensuring that all stores deposit the correct amounts daily; and
- administering store and head office inventory and claims.

The maintenance and development of the SAP financial system is also included in the division's responsibilities. The division intends to continue to investigate the use of other modules within SAP in order to obtain the full benefits of the integration capabilities of the system.

TREASURY

This department is responsible for managing the group's foreign exchange and funding policies. It ensures that the group's funding needs are provided for with adequate credit lines and appropriate financial instruments at the lowest cost, and that daily cash management is optimised. Investments and interest-rate risk are managed in consultation with the Financial Director within the parameters laid down by the board. The department, acting in conjunction with the taxation department, assists with various commercial initiatives that affect the group.

TAXATION

This department is responsible for all aspects of the group's taxation compliance. By its nature, it is staffed by highly skilled experts who constantly remain abreast of current and pending legislation.

SECRETARIAL AND ADMINISTRATION

This department is responsible for:

- maintaining the group's statutory records;
- administering the Foschini Group Retirement Fund;
- administering the group's trade marks;
- administering certain processes relating to the preparation and signing of the group's store leases;
- exercising the group's compliance function; and
- providing legal assistance and advice to other divisions of the group.

RISK MANAGEMENT

The risk management department is responsible for the following functions:

- managing and controlling the risk management process, as defined by the group's risk committee and as required by the Code of Corporate Practices and Conduct;
- obtaining and maintaining appropriate insurance for the group;
- administering all group insurance claims and compiling comprehensive loss statistics;
- exercising control over the group business continuity planning process; and
- facilitating inter-divisional store security meetings to allow cross-pollination of loss prevention information and strategies.

A detailed risk analysis is contained in the corporate governance report.

PROCUREMENT OF SERVICES

The group procurement process ensures that best practice is followed in all areas of the purchasing process throughout the group. Quarterly procurement reports are made to the procurement committee, comprising four members of the operating board and two senior managers. In addition, the procurement manager ensures that the BBBEE procurement strategy as defined by the transformation committee is implemented. Further details of initiatives in this regard are contained in the sustainability report.



GROUP AUDIT SERVICES

The Group Audit Services (GAS) division's primary responsibility is to support the group's commitment to strong corporate governance and sound internal control. While management at group level is responsible for the development, implementation and monitoring of effective control systems, the internal audit division assists management in fulfilling this commitment. This is done by evaluating the adequacy and effectiveness of controls to support management in its pursuit of sustainable achievement of business objectives. The division's function includes the appraisal of performance measures, the reliability of management information, operational controls and the safeguarding of assets.

The 18 staff members of GAS are responsible for the audits of all group operations.

An internal audit charter, approved by the audit committee of the board, determines the scope and mission of GAS' activities. The charter conforms to the International Standards for the Professional Practice of Internal Auditing as defined by the Institute of Internal Auditors (IIA). Although GAS is responsible to the Financial Director for administrative matters, GAS reports to the audit committee.

HEAD OFFICE AND INFORMATION SYSTEM

The head office and information system (IS) audit teams co-operate closely to provide internal audit services for the group's head office operations. This includes financial areas, such as accounts payable and the credit operations, as well as non-financial areas, including shopfitting, risk management and distribution centres.

In addition, the IS audit team conducts technical reviews covering Foschinidata areas such as database administration and networks. The audit teams make extensive use of technology such as automated scanning and data interrogation tools to improve assurance reporting to management. A stand-alone facility has been established to support the testing of sophisticated audit tools in a controlled environment. Auditors also often become involved when new computer systems are developed in order to ensure that cost-effective controls are considered at both the system design stage, prior to implementation, and during system implementation. In this way the risk of business interruption is reduced.

STORE AUDITS

Store audit coverage for the past year was 19% of group stores (approximately 34% of all stores' turnover). As usual, leverage was maximised by ensuring that at least 85% of all the areas experienced a minimum of one audit during the year.

The store audit team has developed a scoring system that enables management to evaluate the administrative health of stores both within and across trading divisions, i.e. the audited store's administrative performance can be benchmarked against that of other stores. Given the geographic spread of stores, as far afield as Namibia and Botswana, the planning of visits is crucial in ensuring that the planned coverage is met. The experience and professionalism of the store auditors has contributed significantly to the success of the store audit team.

GOALS

GAS is committed to providing high-quality internal audit services at a competitive cost. This is done by measuring and monitoring audit productivity and other performance factors, and keeping abreast of international trends. Specific action plans are developed for key strategic objectives.

Divisional projects to increase the automation of audit processes by implementing an electronic working papers (EWP) system and to provide internal auditors with a mobile work environment are well advanced. As was noted in last year's report, the implementation of the EWP software for the head office audit teams has been completed. As planned, EWP software for store audits was successfully tested during a recent store audit. Minor modifications are in progress and an extended pilot project will have commenced by mid-2009.

Key areas will be reviewed to assess the feasibility of implementing continuous monitoring and auditing tools. The objective is also to provide independent assurance on selected key controls throughout the year.

The head office audit team has been restructured to ensure that the internal audit coverage of the RCS Group financial services division is appropriately focused and adequately resourced. Specific development targets have been set to enhance internal audit capacity in this area.

FOSCHINIDATA

POSITIONING

Foschinidata is the group's in-house information and communication technology (ICT) division. It uses a combination of fully integrated third party solutions and software developed in-house to provide a modern and efficient base for all the group's ITC needs. Its goal is to achieve full alignment of the group's ITC systems and operations with the group's strategic business objectives.

The Foschinidata division employed 189 permanent and 17 contract staff members at the year-end, deployed in the management and operation of ICT infrastructure and software with a book value of approximately R150 million, representing an initial capital investment for these items of R420 million.

DEVELOPMENTS IN THE PAST YEAR

In the past year significant progress was made in delivering new functionality to the group's divisions and in bringing about cost efficiencies. Both achievements came about through the introduction of leading-edge technologies and enhancements to the architecture of current systems and infrastructure.

The long-standing shortage of specialised ICT personnel within South Africa has eased somewhat, chiefly as a consequence of the global economic recession and the laying off of personnel by many businesses abroad and to some extent locally. This has allowed Foschinidata to recruit and engage key personnel locally and abroad and hence to strengthen its capabilities. An example is the successful recruitment of five senior staff members as the result of a visit to the UK by a Foschinidata and Human Resources division recruiting team.

In a drive to reduce costs, the division has renegotiated several existing long-term contracts with ICT service providers and consultants. As a result, some future costs have been successfully forestalled.

The group's capital investment in ICT during the past year amounted to R81 million. Operating expenses totalled R192,9 million, representing 2,4% of sales. These expenditures reflect the importance of the ICT function within a modern and dynamic retail company, with the figure of 2,4% of sales being well within international norms.



BRENT CURRY

The breakdown of the operating cost is illustrated in the pie chart below:



3rd Party Mng
Other
Outsourced Services
Maintenance
Depreciation
Salaries

Depreciation	23%
Salaries	32%
Maintenance	9%
Outsourced Services	20%
Other	3%
3rd Party Mng	13%

Key initiatives undertaken during the past year included the following:

- successful implementation of an upgrade of the merchandise and planning systems in the @home division;
- good progress in the delivery and roll-out of a new electronic time and attendance system for the group's stores;

FOSCHINIDATA CONTINUED

- implementation of an electronic funds transfer (EFT) system which is integrated at store level with the group's point of sale (POS) system and is fully EMV-compliant;
- implementation on the group's networks of an advanced security and intrusion prevention system;
- commencement of a business user data mining and business intelligence (BI) initiative which will provide a central archive of business data for analysis and interrogation at different levels by the use of open-source tools; and
- research, development and show-casing of various store technologies in the group's 'store of the near future,' a concept store located in the group's head office.



INITIATIVES FOR 2010

The point has been reached where a clear and comprehensive ICT strategy for the group is in place, aligned with the group's vision and its business requirements. Adopting the themes of consolidation, optimisation and standardisation, the key initiatives for the division in the 2010 year include:

- completion of the roll-out of the EFT system in the group's stores,
- completion of the group's electronic time and attendance system in the stores and at the call centre located at the head office;
- implementation of a standard warehouse management system, known as Manhattan Associates WMS, at the group's distribution centres, commencing with the Markham and exact! distribution centres;
- upgrading of the group's data storage and data back-up technologies;
- continuation of the business intelligence (BI) initiative with a focus on the delivery requirements arising from the group's supply chain project;
- continuation of a server consolidation and virtualisation program designed to improve operational efficiencies, reduce infrastructure costs, and reduce the carbon footprint of the ICT infrastructure so that it is aligned with the group's 'green environment' initiative;
- developing and enhancing various credit systems to cater for new financial products and customer relationship management (CRM) initiatives;
- roll-out of a fully mobile IT solution for the group's field management; and
- implementation of a new gift card solution across all trading divisions.

Foschinidata continues to place high priority on IT governance, and in this connection conducts regular disaster recovery exercises. The division endorses the IT infrastructure library (ITIL) framework for best practices for ICT service delivery as well as the Cobit model for ICT governance.

GROUP LOGISTICS

STRUCTURE AND FUNCTIONS

The Group Logistics division is responsible for managing stock received from suppliers and for distributing it to the group's stores efficiently and on time.

The group has eight distribution centres (DCs) based near the head office in Cape Town. The group's entire stock distribution function, including receiving, storage, picking, packing and despatch, takes place from these DCs.

The DCs together with the divisions or operations they serve are as follows:

- Tygerberg DC: Foschini, donna-claire and fashionexpress footwear; @home and returned goods;
- @homelivingspace DC: @home furniture;
- Ndabeni DC: exact!, Markham and style accumulation (comprising certain partly completed orders);
- Sports DC: Totalsports, sportscene and DueSouth;
- Foschini DC: Foschini, donna-claire and fashionexpress apparel;
- Jewellery DC: American Swiss, Sterns, Matrix and Foschini division jewellery;
- Cloth Store DC: Fabric for local production of apparel; and
- Shopfitting DC: Shopfitting stock for the group.

OBJECTIVES

The 2009 year had been planned as a year of intense activity for the division and this expectation was not misplaced. Foundation work done in the previous eighteen months by the group's supply chain project teams was expected to allow the group to reach a stage where the ultimate goal of having a world-class model of supply chain management would come into sight. This progress was largely achieved, as the next section of this report will make clear.

The stepping-stones in this process were seen at the outset of the year as bringing about improved agility, reducing stockholding in the DCs, and reducing lead times from the stage of placing orders for products to the point of delivery of the finished merchandise to the stores.

The beneficial results which are to be brought about in the longer term include a more efficiently co-ordinated order management cycle and the ability to react with speed and precision to changes in buying patterns, which are in effect dictated by changes in fashion. The final result is intended to be increased stock turn and correspondingly increased levels of profit.

GROUP SUPPLY CHAIN INITIATIVE

This project is a fundamental, comprehensive and fully co-ordinated effort to redesign the cycle which underlies ordering, acquiring and distributing merchandise, taking into account the unique structure of the group and exploiting modern information technology and modern approaches to old and troublesome issues in the retail industry. The initiative will necessarily stretch over a multi-year period into the future and will be continuously updated in the foreseeable future.

Targets in stock turn have been set through to 2012, with the final target being substantially higher than the figure for 2009.

The supply chain initiative is best seen as being composed of four essential components in respect of which the past year's developments are briefly overviewed below.

Supplier relationship management

The group has many suppliers located in South Africa, Asia and elsewhere. If lead times and wastage within the pipeline are to be reduced, highly efficient procedures and reliable supplies of merchandise are needed.

In its efforts to enhance the group's sourcing capabilities, the supplier relationship management project has reviewed the group's contract allocation process and sourcing criteria and has developed a 'group supplier scorecard'. This will measure each supplier in respect of five criteria, being:

- on time and in full delivery;
- DC delivery conformance;
- quality;
- product performance; and
- relationship.

A score will be allocated to each criterion, resulting in an overall rating of the supplier. The goal is to improve supplier reliability and performance and to create a clear, concise and objective measurement process. The division intends to work with suppliers and the group's own trading and service divisions to bring about improved ratings. The steps necessary to achieve current goals are currently being debated with key suppliers and one of the objectives for the 2010 year and later years is to extend this process to all suppliers of merchandise to the group



GROUP LOGISTICS CONTINUED

Pipeline

The group is strategically well positioned to take advantage of local sourcing, the existence of the TFGA division and its capabilities being among the key factors in approaching this process. The pipeline project has focused on establishing sustainable, fast-response connections between the Foschini and exact! trading divisions and the TFGA division. The benefits of this improvement, when it has reached maturity, will be transferred to the pipeline with other suppliers.

Notable achievements in the past year were the sourcing of certain test items on a 60-day lead time from styling to store delivery. This gives the group an ability to repeat consignments of best-selling merchandise within the confines of a single season. After the design process had been analysed, thorough internal and external measurement systems were put in place, resulting in lead time for a full cycle being reduced from 180 to 150 days.

An objective for the next year is to further enhance the fabric sourcing process and to continue reducing the time expended on the full cycle.

Lead time

This project focuses on all the logistical processes between supply and delivery to store. An average time saving of 29 days was achieved over the course of the year. The objective for the next year is to ensure that the trading divisions' sourcing processes and calendars are optimised to take full advantage of these time savings.

Replenishment

While the group is a fashion retailer with a fast turnover in styles, it is recognised that there are substantial opportunities for increasing replenishment, which is the process of obtaining replacement stock of items which have been sold out in the stores. In the past year the replenishment project has aligned the group's replenishment methodologies and identified further product opportunities. In the next year the division will collaborate with the trading divisions in implementing the changes which have so far been identified.

Overall, substantial progress has therefore been achieved during a period of unhelpful economic conditions. Fresh and more ambitious targets and stock turn objectives have been set for each division for the next year. By achieving them the group will position itself favourably not only for the following year, but also enable it to take greater advantage of stronger trading conditions when the business cycle turns upwards.

ADDITIONAL FEATURES OF THE PAST YEAR

In the past year the DCs handled 42 million units (i.e. individual items of stock), which represents a drop of 4,5% in unit volumes from the previous year.

The drop in unit volumes placed pressure on cost per unit efficiency. At the same time volatility in the oil price had the effect of pushing transportation costs upwards. The combination of these factors caused the cost of logistics as a percentage of group turnover to rise to 1,68%, compared with 1,55% in the previous year. These figures take account of depreciation and the costs of industrial engineering, staffing, packaging and outbound transport. Rising transport costs were, however, the main contributor to the increased logistics statistic, with increases in the fuel price causing the average fuel price paid by the group to rise by 35% over the previous year. All other costs remained at the previous year's level of 0,63% of turnover, reflecting a gain in efficiency despite the reduced unit volumes during a downturn phase in the business cycle.

Salient features of the past year's activity of the division included the following:

- Improved throughput speed: Stock flows were critically analysed, enabling 69% of stock to flow through the DCs within 4,8 days compared with 17,0 days on average for all stock of the previous year. This was achieved through enhanced order management, causing stock to be delivered closer to the time when it was needed. The group continues to fine-pick the bulk of its stock (i.e. break down a consignment of newly acquired stock into store allocations), and this requires processing time. This topic will again be evaluated in the next year in order to achieve further reductions in time. The @home division achieved a much improved cross dock figure of 30% as against 10% in the previous year. (Cross docking in the Foschini group is the process of processing full cartons through the DC without fine-picking.)
- DC accuracy: The accuracy of fine-picked stock leaving the DCs improved from 98,5% to 99,6% at the level of individual items of stock. This creates reliability in the supply chain to stores and is benchmarked against best-in-class retailers around the world.
- Shipping time: The Group Shipping department carefully reviewed shipping times and reduced them from 42 days to 30 days on average. This comprises time from the foreign port through the Cape Town port to the relevant DC. To achieve this, careful measurement of actual shipping times helped remove unwanted buffer times while retaining reliability. This has a positive effect on stockholding within the DCs.
- Transport billing: The billing mechanism for the group's outbound road transport was changed from 'per carton' to volumetric, allowing greater flexibility in the sizes of shipped cartons. The group had previously been charged a set amount per carton and consequently lost out when stock was shipped in relatively small cartons. The volumetric basis allows the group to ship cartons of various sizes without losing cost-effectiveness.
- Supplier delivery conformance: This factor, measured as the extent to which deliveries conform to the group's criteria, makes up 20% of the points in the supplier scorecard mentioned above. Suppliers receive clear and comprehensive information concerning the criteria and the measurement procedures. The division expects to see large improvements during the next year which should reduce re-work and improve throughput times and eliminate unnecessary costs.
- Flat packing: All suppliers were moved on to a basis of delivering flat-packed merchandise. In the previous year 14% of stocks of apparel delivered was mounted on hangers. By reducing this figure to zero stock handling was reduced, rendering a contribution to improved throughput speed.

GROUP LOGISTICS CONTINUED

INFORMATION TECHNOLOGY AND OPERATIONAL SYSTEMS

On the systems front, the group acquired the Manhattan Associates Warehouse Management System (WMS) to support its requirement for an agile supply chain, and a start was made on preparations for it to go live in the divisions. The software currently used, Nautilus (known in the marketplace as an early version of Oracle WMS), is self-managed by a team of developers within the Foschinidata division. It will eventually be phased out.

Changes in logistics processes result in a need to change the coding of software, which is time-consuming and relatively expensive. Moving to a best-of-breed WMS with coding support from its supplier will result in much improved responsiveness to adjustments to parameter settings for logistics processes. Optimisation of this function is needed for the group's transformation of the supply chain.

The supplier of Manhattan WMS has its head office in Atlanta, USA, and uses a company named Supply Chain Junction as its South African agent.

Manhattan WMS is accepted as the leading WMS for the retail industry. After its installation quick responses to supply chain changes can be expected.

The first Manhattan WMS implementation will take place in the Markham division and this is scheduled to take place in July 2009. The system will be implemented throughout the DCs over the next three years.



In the process of improving productivity continuously within the DCs, a project named Best Operating Practices (BOP) was designed and initiated. It is intended to provide a sound world-class foundation for the division's associates. It covers four major areas, being visual performance management (VPM), teamwork, 6S (health, safety and shop-floor organisation) and problem-solving. By the year-end 70% of the action required to implement the project had been taken, with the remainder scheduled for completion before August 2009.

The major risk associated with the DCs is fire. The risk of fire or at least of extensive fire damage can be mitigated if prudent preventative action is taken. This covers the steps inter alia of training staff members at the warehouses in fire-fighting, undertaking maintenance of fire-fighting equipment, implementing atmospheric detection systems, and installing inter-rack sprinkler systems. Close attention was again given to these issues. Historically the group has been free of fires, but there is no place for complacency.

Generators have been provided at all the DCs in order to avoid or minimise the ill-effects of electricity interruptions.

Security is an important element of the distribution operation, particularly at and near the time of transportation. The group's DCs are equipped with CCTV cameras and are guarded 24 hours a day. As part of the security procedures, access control systems are in place. The group's security procedures are extended to its transport partners, who have comprehensive security through a combination of secured premises and satellite-tracked vehicles. Security measures again received close attention in the past year in view of the high incidence of crime in South Africa.

Business continuity plans are in place and they were again regularly tested and reviewed by the group's risk committee.

OUTLOOK FOR 2010

If oil prices remain at the levels prevailing in the last quarter of the financial year and if the Rand stabilises and retains strength, the group's efficiency in terms of costs per unit should be better by a meaningful margin than in 2009. The momentum built up in the past should continue to bring about reductions in lead times and stockholding, reflecting a more agile and responsive supply chain. This will result in improved stock turn. Implementation of the Manhattan WMS will provide enhanced agility, as will the adoption of the BOP procedures.

HUMAN RESOURCES

The role of the Group Human Resources (HR) division is to set and implement strategies for human interaction within the group, working in collaboration with the group's trading and service divisions. The HR division also provides a common platform to group companies for the provision of best-practice HR.

The services listed below are provided by the division and are directed at the group's employees and at HR practitioners working within the group's trading and service divisions:

- management of the group's payroll for its more than 15 000 employees;
- management of policies regarding benefits and the practices associated with all these policies;
- performance management;
- reward;
- talent development;
- organisational structure management;
- resourcing;
- employment equity and transformation;
- training and development;
- industrial relations and dispute resolution;
- corporate social investment (CSI); and
- organisational development (OD).

In providing these services the division makes use of specialised information technology aimed at providing data where and when it can be used most effectively.

The group recognises that its success is dependent on the full commitment of its employees within an occupational framework that is moral, fair, has social conscience and can readily be managed. The HR division carries out the value management process as one of its functions. As a result all HR policies and processes rest on a foundation supplied by a code of values which has become known as the Foschini Group Values.

GROUP VALUES

The Foschini Group Values are as follows:

- we maintain our integrity by being honest, open and ethical in all our dealings;
- we are committed to providing 'exceeding service' to customers, and giving them value for money;
- we treat people with dignity and respect and ensure a supportive, encouraging environment;
- we believe in equal opportunity and development for all, and reward people fairly according to responsibility, effort and performance; and
- we are committed to self-critical professionalism, with visible and consistent standards and a constant search for performance improvement.



SHANI NAIDOO

TALENT MANAGEMENT

The management of talent, which encompasses recruitment, performance management, development, succession planning and reward, remains a priority function in the division. This is a critical function in view of the prevailing shortage of skills in South Africa and the intense competition which takes place to attract and retain talented employees, particularly in view of the requirements of the Employment Equity Act (EEA). Talent audits are conducted twice a year and on the basis of their results retention and development plans are formulated and carried out. Trends in the departures of employees from the group are monitored to enable the group to react to any risks that might endanger adequate employee or talent retention.

Current activities

Details follow of some of the division's ongoing activities and action taken in the past year.

Performance management: Employees are reviewed against measurable goals set in March of each year and progress reviews are conducted twice a year. The reviews are supported by training and development plans in a constant drive to raise levels of employee competence. The process of review, traditionally less than systematic and open to subjective influences, has been moved on to a far more satisfactory plane by the use of a device known as the competency wheel (illustrated in the 2008 annual report).

HUMAN RESOURCES CONTINUED

It displays the success factors required from the group's employees and allocates weightings to them. All the factors which are taken into account during recruitment, development and promotion of staff are to be found on it. It provides a single simple tool for use throughout the group, enabling objective measurement and comparison to be made in all circumstances.

Talent development: There has again been intense focus on improving the training of employees. For this purpose a centralised training structure is used. The objective of this training is to build both generic business competence and leadership competence.

The facilities which impart this training are:

- a retail academy for store managers;
- a field academy for field managers;
- a buyer and merchandise planner trainee development programme aimed at newly employed talent; and
- a buyer and merchandise planner academy for honing the skills of existing merchants.

The creation of all of these facilities was an in-house development specifically designed to cater for identified skills requirements within the group.

The retail academy for store managers touches every store manager and potential store manager both nationally and in Namibia.

The curriculum is aimed primarily at advancing the following goals and objectives:

- development of business skills and improved retail knowledge;
- management of employee relations and performance; and
- equipping store managers as coaches to develop their staff.

The buyer and merchandise planner trainee development programme is available to new and young talent in the group. The programme runs over a period of 18 to 36 months and combines technical and generic interventions to build the capacity of the trainees. The programme includes a coaching component by which each trainee is trained on a personal basis by a technical coach as well as a senior mentor.

Training statistics	**2009**	2008
Total number of interventions attended by staff members (including details of staff members trained in-store on specific interventions)	**73 526**	11 004
Total number of interventions attended by black staff members	**60 699**	9 520
Total number of interventions attended by black female staff members	**41 477**	6 657
Total expenditure on training and development (including salaries of in-store training providers)	**R 62,2m**	R42,3m

Reward: Best practice in the area of reward is critical in an environment where there is intense competition for skilled people. A number of projects have been completed in this connection to ensure that the division's approaches are up to date and relevant and that they provide the group with the best opportunity to employ and retain suitable people. With these objectives in mind the division has implemented a new job evaluation system designed to achieve more effective measurement and comparison of jobs internally and externally.



LEADERSHIP



Passage 6: Enterprise/Group Leader
Passage 5: Business Leader
Passage 4: Functional Leader
Passage 3: Leads Managers
Passage 2: Manages Other
Passage 1: Manages Self

A 'pipeline' leadership model similar to the one illustrated above is intended to provide a framework to grow leaders to meet an organisation's future leadership requirements. The development and refinement of the model has been a matter of high priority in the past two years. It highlights key milestones that make up the developmental process for future leaders. Each milestone requires that the subject gain proficiency in a variety of competencies that are associated with a critical career stage. Career progression is based on mastery of these concepts, given sufficient time to achieve competence. The process is supplemented by assessments, specialised training, coaching and the undertaking of various projects and assignments. The capability of every developing leader is carefully monitored and reviewed. Individuals advance on this journey according to their level of performance and capability.

RESOURCES

During the past year 510 head office and field placements were made. Of those hired externally, 69% were equity candidates. An increase in direct applications and placements was seen, with less dependency on recruitment agencies. The group's website has attracted candidates, and the mining of more than 20 000 CVs on the division's database has proven to be successful.

Recruitment in the field of IT was particularly challenging, as in the past. However, attendance at a recruitment exhibition in London provided an opportunity to expand awareness of Foschinidata and to source candidates with international experience. This event was successful and essentially cost-neutral, resulting in the placement of five candidates at management level.

Sizeable numbers of call centre agents have for some time been recruited weekly for the financial services sector as there has been continuing growth in headcount in this area, combined with high labour turnover. Over the past year the number recruited reached 775.

Graduate recruitment for a variety of positions across the group's business was successful and 36 placements were made. Graduate recruitment is a key driver of employment equity and 70% of the candidates hired fulfilled the equity requirements. Of the graduates placed, 30% were recruited from within the group, thus providing career development opportunities to candidates already integrated into the culture of the organisation and who bring valuable store experience to the head office. Selection criteria for the trainee programme remain stringent in order to ensure that the group is selecting the best candidates to feed its talent pipeline and provide future management.

An extensive induction programme that covers all areas and levels of the business was developed to ensure that new employees are integrated quickly into the organisation to facilitate job performance over the longer term. The success of the programme will be seen in the new financial year.

A consistent exit interview process was initiated that feeds into recruitment and culture management. This process is in its infancy, and the success of monitoring trends and addressing problem areas will be evident in the next year.

EMPLOYMENT EQUITY (EE)

The group continues to be committed to the goals of properly representing the economically active population of South Africa and ensuring that competent individuals are given equal opportunities across all levels and on all occasions. The group operates within the framework of the national employment equity policy in South Africa and its plans are within the guidelines of the affirmative action legislation in Namibia.

Compliance with the employment equity legislation remains a matter of priority.

The group was subjected during the past year to an audit by the Department of Labour for employment equity compliance. This audit included analyses of the group's strategic plans, its HIV/Aids policy, and all minutes from employment equity forums. An action plan based on the Director-General's recommendations has been implemented.

HUMAN RESOURCES CONTINUED

A strong emphasis is placed on ensuring that the group attracts top African talent and to this end the group has activated its corporate membership of the Black Management Forum. A further initiative, through the group's involvement with the Retailers Association, involves participation in the Business Unity SA research into the question why Cape Town-based companies are having difficulty in attracting and retaining Black talent at the senior levels.



The bar chart below depicts the workforce profile against the 2010 plan for the group.

Workforce Profile


%
100
80
60
40
20
0
African
Coloured
Indian
Total Black
White
2007 Actual
2008 Actual
2009 Actual
2010 Planned

SKILLS LEVY

During the past year the group paid skills levies of R9,8 million. The maximum available rebate from the Wholesale and Retail SETA was recovered. Further details on this topic are set out in the sustainability report.

HIV/AIDS AND EMPLOYEE WELLNESS

A voluntary counselling and testing (VCT) programme has been available to all South African-based employees since September 2006. This programme is well established and to date 767 employees have been tested. Free treatment is provided to all permanent employees who are HIV-positive, and 40 employees are currently registered on this programme. Treatment includes anti-retroviral therapy as well as post-exposure prophylaxis (PEP) where accidental exposure to possible infection has occurred.

In November 2008 a similar benefit was made available to the group's Namibian employees.

Enhancing the extent of participation by employees in both programmes is an ongoing challenge.

In May 2008 an employee wellness programme was introduced with the launch of an employee helpline. The aim of the helpline is to provide psycho-social support to employees. By the year-end, 600 cases had been managed.

GROUP SERVICES

The function of the Group Services division is to add value to the operations of other divisions by providing expert and streamlined facilities management services on a cost-effective basis, so enabling the other divisions to achieve optimal efficiency in their operations and the optimal well-being of staff members in the workplace.

The division comprised 68 staff members at the year-end, of whom 64 were based in Parow, Cape Town and four in Isando, Johannesburg.

The properties owned or leased by the group, other than leased stores, are managed by the division, including the Stanley Lewis building and nearby buildings in Parow where the group has it headquarters, and the three 'legacy' buildings in Cape Town, Johannesburg and Durban which have been owned by the group for many decades. The total area of the built space managed by the division is approximately 100 000 square metres. Outsourced suppliers are used for the management of other properties occupied by the group and where the division has responsibilities.

Benefits are extracted for the group by implementing strict service level agreements with all external service providers and by utilising only a limited number of suppliers well known to the group who have appropriate retail experience. Service level agreements incorporate provisions recognising the uniqueness of the group and addressing its special needs and methodologies.

The division supplies all stores in the group with office equipment and stationery. Warehouses and offices are supplied with fittings and equipment.

Another function of the division is to ensure that ongoing maintenance of all buildings, plant and equipment takes place in 19 properties owned or rented by the group.

In properties for which it has responsibility the division manages the installation and maintenance of all security, fire detection and access control systems, and implements and manages the occupational health and safety programme.

From a governance perspective all security and fire evacuation systems in properties managed by the division are tested on a regular basis. All offices, with the exception of the non-critical Isando property, have back-up power generators. Isando has extended uninterrupted power supply (UPS) battery life.

The Group Services division also attends to the procurement of standardised office automation equipment (printers, copiers, audiovisual), vehicles and capital equipment other than computers.

The fleet department operates within the mandated capital budget, monitors expenditure levels, and negotiates volume discounts through approved suppliers.

Monitoring of mailrooms, reception areas, switchboards and store alarms are among the services provided.

Outsourced contractors managed by the division include those providing catering, physical guarding, gardening, architectural, mechanical, electronic and electrical and travel services.

In the current stringent economic climate there is particularly close monitoring of all expenditure, the chief items of which in the division's budget are rentals, electricity and refurbishment costs.



GROUP PROPERTY

The Group Property division is responsible for administering the group's leases of space for all its stores, which numbered 1 539 at the year-end (as against 1 393 in 2008) and for administering three properties which the group has historically owned and from which it still trades. The division's tasks include assessing space requirements and matching them with suitable properties, negotiating leases and extensions of leases with landlords, and maintaining relationships with landlords over the periods of leases that sometimes extend for as long as ten years.

Property rental payments make up the second-largest item of expenditure for the group, and it is accordingly vital to optimise the benefits to be gained from rentals.

The group's policy is to rent rather than to own since, for a retailer, the role of a tenant as against that of an owner provides greater flexibility and makes it possible for impartial decisions to be taken about all matters affecting properties.

The group's three owned properties are located in the central business districts of Cape Town, Johannesburg and Durban respectively, and have been in its possession for several decades.

STORE OPENINGS AND SPACE ACQUISITION

The ambitious programme of space acquisition foreshadowed in the 2008 annual report has been successfully carried out, taking the group further towards its goal of being well represented wherever it is necessary and feasible to serve its customers adequately.

In total, 154 new stores were opened across the group's 14 trading units. The net trading area grew by approximately 57 000 square metres, an increase of 13,9% on the previous year. At the year-end the group's 1 539 stores occupied a total of 467 420 square metres of space.

The Sports division opened the greatest number of new stores. For its individual chains the figures were 25 Totalsports, 15 sportscene and six Due South stores, or 46 in total.

The Foschini division opened the greatest area of new space with an increase of slightly more than 18 000 square metres allocated between the Foschini, donna-claire, fashionexpress and Luella chains. Of this area, approximately 14 000 square metres related to 34 new stores and the remaining 4 000 square metres represented enlargements within existing locations, or relocations of existing stores.

The @home division opened 11 new stores, three of which were in the @homelivingspace format, which includes furniture. The larger footprint of the @homelivingspace stores translated into approximately 11 000 square metres of additional space.

The Markham division opened 18 new full-line stores and four Relay stores (selling casualwear only), representing a total of 6 591 square metres of new space.

The Jewellery division opened 26 new stores across the American Swiss, Sterns and Matrix chains.

The exact! division traded in 16 new stores with a combined additional area of almost 6 000 square metres.

Across the group, 20 stores were enlarged in key locations to relieve the pressure of excessive trading densities, while the trading area in two over-sized stores was reduced.

A further 36 stores were relocated to superior trading positions and 'right-sized' in the process. Six under-performing stores were closed.

NEW CENTRES

New centres that opened during the course of the year and in which the group is represented were:

- Zevenwacht (Kuilsriver)
- Mooiriver Mall (Potchefstroom)
- Mdantsane (East London)
- Richards Bay
- Setsing
- Westwood (Westville)
- Heidedal (Bloemfontein)
- City Mall (Klerksdorp)
- Wonderboom (Pretoria)
- Fountains Mall (Jeffreys Bay)
- Bloed Street (Pretoria)
- Hartebeespoort
- Kathu
- Tsakane Mall (Germiston)
- Robertson
- Oshikati (Namibia)
- Rosehill Mall (Port Alfred)
- West Coast Mall (Vredenburg)
- Melrose Arch (Johannesburg)

In addition, the division was able to secure space in certain shopping malls where the group had either not been present at all or was under-represented. Notable amongst these were:

- Highveld Mall (Witbank)
- Mountain Mill (Worcester)
- Sunny Park (Pretoria)

It is pleasing to report that no significant power failures were experienced in the group's stores. This is a great improvement on the position which prevailed in the 2008 year, and Eskom is to be congratulated on managing its affairs to avoid systematic power failures. Reduced national demand for mains power during the year no doubt aided Eskom in this process.

PROGRAMME FOR 2010

There will again be a substantial space acquisition drive, although on a somewhat lesser scale than in the past year (approximately 11% as against the 13,9% mentioned above). The demand for new space is widely felt among the group's trading divisions and particularly in the Sports, Markham and fashionexpress chains.

A significant development is that space for new stores is being acquired in Zambia, a country where the group has not traded before. A total area of approximately 4 000 to 5 000 square metres is envisaged in two malls in the Lusaka area and one in Kitwe. The space will be allocated among several of the group's main chains. Their stores are expected to open in the 2011 year.

Advantage will be taken of the fact that retail space is more readily available in southern Africa than in the past few years, this being one of the consequences of the current economic slowdown and the declining pace of property development which has set in. Developers have become very cautious about taking on new projects, although those on which a start had been made by late 2008 are still largely being built. They alone will ensure that a sizeable part of the group's needs for space can be satisfied.

Landlords are proving to be more amenable to negotiation than in the past and this will allow the group to secure additional benefits in some of the leases it concludes or renews.

The Group has made firm commitments to opening stores in the 2010 year in the following new malls (among others):

- Amanzimtoti
- Nelspruit
- Gugulethu
- Hemmingways (East London)
- Bridge City (KwaZulu-Natal)
- Mafikeng Mall
- The Grove (Pretoria)
- Pan Africa Junction (Alexandria)

SIGNIFICANT TRENDS IN PROPERTY DEVELOPMENT FOR RETAILERS

It was mentioned in the 2008 annual report that low-rise 'open' shopping centres with sizeable ground-level parking areas were becoming more common. While this design concept may in some circumstances be successful, it has been shown in the past year that it is not the optimum model for the trading units of the Foschini group, except perhaps for isolated stores, and generally the viability of the concept locally is questionable.

While in its infancy in South Africa, there is a move internationally towards the design and construction of shopping centres that place greater emphasis on sustainable use of natural resources. Locally, landlords are beginning to assess the impact of 'greening' their new and existing buildings. The revised design model will rely on features such as eco-friendly building materials, natural lighting, solar power and heating, and rain water capture. At the same time landlords are considering the introduction of 'green' leases for tenants.

External verification of the adopted eco-friendly measures may result in graded buildings achieving 'green star' certification. In the current economic climate, the concern of incremental costs to landlords and tenants may well result in the delayed implementation of this initiative.





GOVERNANCE PROFILE

The board of directors of Foschini Limited (referred to in this report as Foschini) remains fully committed to business integrity, fairness, transparency and accountability in all its activities. In support of this commitment, the board subscribes to the highest standards of corporate governance in all aspects of the business and to the ongoing development and implementation of best practices.

Foschini fully endorses the principles incorporated in the code of corporate practices and conduct outlined in the second King report (King II), and in the listings requirements of the JSE Limited.

Foschini has, in all material respects, complied with King II and is currently reviewing the King III draft to ensure conformance by the time of its implementation in March 2010. The application of King II continues to serve as a valuable guide to the entrenchment of strong governance principles throughout the group.

THE MAIN BOARD OF DIRECTORS OF FOSCHINI LIMITED

Role and composition

Foschini has a unitary board structure which, as at the date of this report, comprises three executive and eight non-executive directors. Seven of the non-executive directors are independent according to the King II definition.

Changes in directorships during the reporting period are noted in the section headed "succession" below.

Detailed information on the directors and their credentials appear on pages 10 and 11.

As at the date of this report, the board and its committees were constituted as follows:

MAIN BOARD OF DIRECTORS

Independent non-executive directors

- D M Nurek (Chairman)•••
- E Osrin*
- Prof F Abrahams
- S E Abrahams
- L F Bergman •
- W V Cuba
- N H Goodwin••
- M Lewis
- K N Dhlomo**
- N V Simamane**

Non-executive director

- D M Polak

Executive directors

- A D Murray (CEO)
- R Stein (Financial Director)
- P S Meiring***

REMUNERATION COMMITTEE

D M Nurek (Chairman)•••
Prof F Abrahams
E Osrin*
C J Ginsburg (consultant)

RISK COMMITTEE

D M Nurek (Chairman)
E Osrin*
D M Polak***
R Stein
A D Murray

AUDIT COMMITTEE

S E Abrahams (Chairman)
E Osrin*
D M Nurek••••
N H Goodwin••
W V Cuba
D M Polak***

NOMINATIONS COMMITTEE

D M Nurek (Chairman)•••
E Osrin*
S E Abrahams
A D Murray

TRANSFORMATION COMMITTEE

Prof F Abrahams (chairperson)•••
D M Nurek***
A D Murray
R Stein
E Osrin*

• resigned with effect from 14 April 2008
•• retired with effect from 3 September 2008
••• appointed as chairperson with effect from 1 April 2009
•••• resigned 1 April 2009
* retired with effect from 31 March 2009
** appointed with effect from 23 February 2009
*** appointed with effect from 1 April 2009

The non-executive directors come from diverse backgrounds in commerce and industry. Their collective experience enables them to provide sound, independent and objective judgement in decision-making that is in the best interests of the group. They are ultimately responsible for the performance of the group, its long-term sustainable growth, and the enhancement of shareholder value. They review and ratify the group's strategy in addition to monitoring and measuring its performance and executive management against key performance indicators. They provide opinion and advice regarding the group's financial, audit, governance and risk management controls. In order to ensure sustainable leadership they review group transformation and succession planning at senior levels, and provide input to the remuneration process.

E Osrin retired as Chairman with effect from 31 March 2009 and D M Nurek, previously Deputy Chairman, was appointed as chairman. He is an independent non-executive director. The roles of the Chairman, D M Nurek, and the Chief Executive Officer, A D Murray, are separate, with a clear division of responsibilities. Both provide leadership and guidance to the company's board, encourage deliberation on all matters requiring the board's attention, and obtain optimum input from the other directors. All directors exercise unfettered discretion in the fulfilment of their duties, resulting in constructive debate at meetings that continues to yield well-considered decisions.

Newly appointed non-executive directors hold office only until the next annual general meeting, at which time they retire and become eligible for re-election as directors. Each year, one-third of the existing board members are subject to retirement by rotation and are eligible for re-election as directors by the shareholders. Non-executive directors have no fixed term of employment, and the performance of all directors is subject to annual peer review.

A formal induction programme for new directors is in place with the objective of maximising their understanding of the group and enabling them immediately to provide input and make well-informed decisions.

Board meetings

The board typically meets quarterly in Cape Town, and further meetings are held at short notice when necessary.

The board and its committees are timeously supplied with comprehensive information to enable them to undertake meaningful discussion and effectively discharge their duties. All directors have unrestricted access to the company secretary and all company records as well as to independent professional advice at the company's expense in appropriate circumstances.

Board evaluations

An annual evaluation of the board is undertaken by the Chairman by means of a questionnaire sent to all board members. The results are collated by the Chairman and feedback is provided to the full board. These are minuted and available for scrutiny by the external auditors.

This annual evaluation is comprehensive, encompassing all aspects of the board's responsibilities. It covers both individual member contributions and the effectiveness of the board as a whole. The results of the executive and non-executive directors are separately tabulated, in order to gauge any areas of difference in perception.

The areas identified for improvement in last year's report have been addressed.

The nominations committee is responsible for assessing the composition and effectiveness of all of the board committees. Where shortfalls are identified, appropriate action is taken to rectify them.



Directors' shareholdings

The direct and indirect holdings, share options, and transactions of the directors of Foschini at 31 March 2009 are set out in note 13.5.

Non-executive directors do not participate in the share incentive schemes, with the exception of Mr D M Polak who obtained options whilst still an executive of the company.

Personal share dealings

The board complies with the requirements of the JSE Limited in relation to restrictions on the trading of Foschini's shares by directors and employees during the defined closed periods. Restrictions may also be placed on share dealings at other times if the group is involved in corporate activity or sensitive negotiations. The company secretary notifies all directors and employees prior to the commencement of the closed trading periods of the prohibitions contained in the Insider Trading Act relating to share dealings whilst in possession of price-sensitive information.

Details of directors' share dealings are disclosed to the listings division of the JSE Limited and communicated through its electronic news service, SENS. These dealings are also disclosed at board meetings. There is a process in place in terms of the requirements of the JSE Limited for directors to obtain prior clearance before dealing in the company's shares. All transactions are conducted at the ruling market price on the JSE Limited.

Succession

As is required by its charter, the nominations committee recommended the following changes to directorships during the reporting period. These changes, which were approved by the main board, are aligned to the group's succession planning, which is designed to ensure sustainable leadership.

Main Board:

K N Dhlomo and N V Simamane were appointed as independent non-executive directors with effect from 23 February 2009.

P S Meiring was appointed as an executive director with effect from 1 April 2009.

During the year the following directors retired/resigned:

L F Bergman resigned as an independent non-executive director with effect from 14 April 2008.

N H Goodwin retired as an independent non-executive director with effect from 3 September 2008.

E Osrin retired as Chairman and independent non-executive director with effect from 31 March 2009.

Directors' interests

The directors had no interest in contracts as contemplated in section 234 of the Companies Act.



Board attendance

The attendance of the directors at board meetings and board committee meetings for the financial year was as follows:

	Board	Audit Committee	Remuneration Committee	Risk Committee	Nominations Committee	Transformation Committee
Number of meetings	4	3	5	4	2	3
Directors' Attendance						
E Osrin	4•••	3•••	4•••	3•••	2•••	2•••
D M Nurek	4	3	5	4	2	
F Abrahams	4		4			3
S E Abrahams	4	3			1	
L F Bergman	1•					
W V Cuba	4	3***				
N H Goodwin	2••	1••				
M Lewis	4					
D M Polak	4					
R Stein	4	3*		3		3
A D Murray	4	3*	5*	4	2	2**

* by invitation ** appointed 1 January 2008 *** appointed 26 May 2008
• resigned with effect from 14 April 2008 •• retired with effect from 3 September 2008 ••• retired with effect from 31 March 2009

MAIN BOARD COMMITTEES

The main board of directors has delegated specific responsibilities to board committees, each with its own terms of reference that define its powers and duties. The board committees meet independently and report back to the board through their chairpersons. All committees are chaired by an independent non-executive director. The composition of these committees is reflected earlier in this report.

Audit committee report

The committee is governed by a formal audit committee charter that complies with the requirements of King II. This charter guides the committee in terms of its objectives, authority and responsibilities.

The role of the audit committee is, inter alia:

- to review the effectiveness of the group's systems of internal control, including internal financial control and risk management, and to ensure that effective internal control systems are maintained;
- to ensure that written representations on internal control are submitted to the board annually by all divisional managing directors and general managers (these being representations that provide assurance on the adequacy and effectiveness of the group's systems of internal control);
- to monitor and supervise the effective functioning and performance of the internal auditors;
- to ensure that the scope of the internal audit function has no limitations imposed by management and that there is no impairment of its independence;
- to evaluate the independence, effectiveness and performance of the external auditors and obtain assurance from the auditors that adequate accounting records are being maintained;
- the appointment of the external auditors on an annual basis;
- to ensure that the respective roles and functions of external audit and internal audit are sufficiently clarified and co-ordinated; and
- to review financial statements for proper and complete disclosure of timely, reliable and consistent information and to confirm that the accounting policies used are appropriate.

As at the financial year-end, the committee consisted of four independent non-executive directors. It typically meets twice annually. This year, a third meeting was held specifically to review the control risks and the risk management process itself. Executive directors, members of executive management, internal audit, and the external audit partners and staff attend meetings at the invitation of the committee. Independently of management, members of this committee meet separately with the external auditors.

The audit committee confirms that it has carried out its functions in terms of the Corporate Laws Amendment Act 24 of 2006 by:

- Confirming the nomination of KPMG Inc. as the group's registered auditor and being satisfied that they are independent of the company;
- Approving the terms of engagement and fees to be paid to KPMG Inc. and
- Determining the nature and extent of any non-audit services which the external auditors may provide to the company.

In accordance with the JSE listings requirements, the committee must consider the appropriateness of the expertise and experience of the Financial Director of the company on an annual basis.

In respect of the above requirement, the committee believes that Ronnie Stein, the group financial director, possesses the appropriate expertise and experience to meet his responsibilities in that position.

Remuneration committee

This committee is governed by a formal charter to ensure that there is a transparent procedure for developing policies on executive remuneration and determining remuneration packages of individual directors and senior executives, within agreed terms of reference and within the framework of good corporate governance.

The key mandate of the committee is to compile emolument proposals in accordance with the group's remuneration strategy, which are then considered by the board. This is designed and tailored to:

- continue to attract, retain and motivate executives of the highest calibre;
- enable the group to remain an employer of choice; and
- ensure a blend of skills that consistently achieves predetermined business objectives and targets.

The committee's powers regarding non-executive remuneration are limited to making recommendations to the board.

This committee has access to independent surveys and consultants for best-practice advice and information concerning current and job-specific remuneration levels.

Its responsibilities include the making of recommendations to the board on remuneration structures, performance bonuses, conditions of appointment of the Chief Executive Officer and his remuneration, executive and non-executive directors' remuneration and fees, service contracts, restraints, the remuneration of senior executive management, employee share incentive schemes and general salary guidelines across the group.

The committee, which met five times during the year, comprised three independent non-executive directors and an external consultant as at the financial year-end. The Chief Executive Officer attended by invitation, but recused himself during deliberation of his own remuneration.

The chairman of this committee attends the annual general meeting.

Risk committee

The board is responsible for risk management, while divisional and operational management are accountable to the board for this process.

The group has adopted an ongoing, systematic and documented risk management process that ensures that all material risks are identified, evaluated, effectively managed, and where this is practical, quantified. This process is undertaken within each division as well as by the operating board. It has served to ingrain a sustainable risk awareness and culture at all levels. The assessments are aligned to the immediate, medium- and long-term strategic and business objectives within each division as well as those of the group as a whole.

All significant projects undertaken by the group are subject to formal risk assessments. Ongoing business sustainability is addressed as part of this process.

The risk committee is responsible for ensuring that:

- appropriate risk and control policies are in place and are communicated throughout the group;
- the process of risk management and the system of internal control are regularly reviewed for effectiveness;
- there is an ongoing process of identifying, evaluating and managing the significant risks faced by the group, and that this is in place throughout the year;

- a formal risk assessment is undertaken annually;
- there is an adequate and effective system of internal control in place to manage the more significant risks faced by the group to an acceptable level;
- there is a documented and tested process in place that will allow the group to continue its critical business processes in the event of a disaster, inter alia the destruction of a distribution centre, head office, or computer facility, that affects its activities;
- a risk register is maintained and kept up to date; and
- appropriate insurance cover is placed and regularly reviewed, and that all uninsured risks are reviewed and managed.

The risk committee comprised two independent non-executive directors and two executive directors as at the financial year-end. Meetings are held four times a year.

Nominations committee

This committee is governed by a formal charter to ensure that there is a process in place to identify and assess new executive and non-executive directors fairly and thoroughly. The committee's responsibilities include:

- reviewing the board structure, size and composition;
- succession planning;
- reviewing the balance between non-executive and executive directors;
- ensuring that the directors have the required blend of experience, skills and knowledge to guarantee the continued success of the group; and
- compliance with the principles of good governance and the code of best practice.

This committee met twice during the year. As at the financial year-end, it comprised three independent non-executive directors and the Chief Executive Officer.

Transformation committee

The scope of authority of this committee is clearly defined in a formal charter.

The committee has established a broad-based BEE strategy aligned to the Broad-based Black Economic Empowerment Act of 2003 and the associated codes of good practice, including a BBBEE-level contributor target with timelines. Clear guidelines have been defined for each of the seven elements of BBBEE, being equity ownership, management control, employment equity, skills development, preferential procurement, enterprise development and socio-economic development.

The committee has an ongoing responsibility to monitor and review all aspects of the group's BBBEE strategies and to ensure the achievement of its targets. In order to attain these targets, sub-committees for each of the seven elements have been established, with meetings taking place at least quarterly.

The transformation committee, which, as at the financial year-end, comprised three non-executive directors and two executive directors, meets twice annually.

THE OPERATING BOARD OF DIRECTORS OF THE GROUP

The operating board is responsible for the group's strategy formulation, as well as the day-to-day management of all aspects of the operations of the trading and service divisions.

Currently the operating board is responsible for all operational matters in relation to the group's fashion retailing and financial services businesses and support functions, including but not limited to:

- merchandise sourcing, buying, planning, warehousing and distribution;
- store location, leasing, operations, design and architecture;
- human resource recruitment, training, development and remuneration;
- information systems acquisition, development and maintenance;
- credit management and customer relationship management and systems;
- financial management and administration;
- strategic plan formulation, development, execution and refinement;
- development, review and achievement of budgets in relation to sales, operating expenses and capital expenditure;
- identification, assessment, mitigation and management of risk;
- development and refinement of business philosophy and the value system;
- development, monitoring and audit of internal controls;
- development, review and implementation of the employment equity plan;

- development and monitoring of operational policies and procedures;
- development, implementation and monitoring of transformation strategy;
- approving transactions regarding investment, disinvestment, refinancing and restructuring, in accordance with parameters set by the main board; and
- adopting and implementing corporate governance practices and meeting standards set out in King II.

This board typically meets monthly, and further meetings take place at short notice when necessary.

Operating board of directors of the group

A D Murray	Chief Executive Officer
R Stein	Financial Director
M Mendelsohn	Retail Director
H B Godfrey	Managing Director – @ Home
P S Meiring	Managing Director – Foschini Group Financial Services
B J Curry	Managing Director – Foschinidata
G S Naidoo	Managing Director – Group Human Resources
A R Bisogno	Managing Director – Foschini division
D B Gedye	Managing Director – Sports division

Detailed information of the operating board and their credentials appear on pages 12 and 13.

RISK MANAGEMENT

Risk review

The primary identified risks to the group are listed below, with their management strategies to contend with them being stated.

Customer base retention

Risk

Retaining our existing customers and attracting new customers.

How we manage this risk

- the establishment of a customer relationship management department with the specific objective of maximising customer value and duration of relationship by creating an unbeatable customer experience over all legs of the relationship life cycle.

Supply chain

Risk

The inability to provide our customers with the desired merchandise at the right price and time as a result of deficiencies in the management process of the supply chain.

How we manage this risk

- considering all possible occurring events and factors that can cause a disruption in our supply chain;
- examining possible scenarios from past experience and analysing changing market forces;
- creating solutions culminating in improved stock turn and customer satisfaction;
- implementing changes in the supply chain methodically within appropriate and achievable time frames; and
- continuing significant support for our local apparel supplier base in order to ensure sustained merchandise manufacture and supply.

Further detail is provided in the Group Logistics section of this report.

Fashion trends

Risk

The misreading of fashion trends by the merchandise teams.

How we manage this risk

- development and retention of talented merchandise teams who keep abreast of global fashion trends;
- extensive input from international fashion fairs, consultants, the internet as well as local fashion research;
- based in the southern hemisphere, benefiting from the knowledge of the forthcoming season's successful trends in the northern hemisphere; and
- utilising advanced systems to ensure that purchasing volumes are correct.

Information technology (IT)

Risk

Ever-increasing reliance upon computer systems necessitates a stable, secure and uninterrupted computer infrastructure.

How we manage this risk

- constant senior management review and updating of the IT strategic plan;
- maintaining a comprehensive, regularly-tested disaster recovery plan that should provide seamless computing capacity in the event of a disaster, involving the establishment of secure computer suites in separate locations with adequate capacity to provide backup access to critical systems;
- strict change control procedures for all system enhancements;
- conducting risk assessments for all significant projects;
- ensuring that access controls are implemented and enforced;
- ongoing consolidation and standardisation of applications and infrastructure technology;
- an ongoing upgrade and technology "refresh" programme to ensure that our applications and infrastructure are current and supported;
- instilling employee awareness of the need for responsible use of computer facilities (all employees being required to abide by a formal computer code of conduct);
- ongoing emphasis at all levels on enhancing IT security from all potential threats, both internal and external; and
- adopting strong IT governance policies and best practice IT service delivery models.

Crime

Risk

Crime, particularly armed and violent crime, which continues unabated, creating losses and, in particular, trauma to our staff.

How we manage this risk

- continually reviewing security at stores;
- providing staff training on how to deal with armed robberies;
- maintaining a strong focus on syndicated identity fraud via a dedicated forensics department;
- maintaining regular communication with anti-crime fora to ensure that we minimise the impact of crime in all of its forms; and
- utilising an anonymous toll-free whistle-blowing facility for the reporting of criminal acts (details of which are contained later in this report).

Shortage of skills and expertise

Risk

Without insightful, specialised and talented staff at all levels, our continued success and growth through innovation would be endangered.

How we manage this risk

- maintaining an effective nominations committee for succession planning and appointment of senior executives and board appointments;
- ensuring that processes are in place to attract, retain and develop high-quality staff within an environment that can satisfy ambition; and
- having access to a pool of skills in all key areas via our divisionalised structure, which lends itself to seamless resource transference.

Bad debts

Risk

Within the context of the current financial environment and the threat of escalating unemployment, there is a risk of increasing bad debt.

How we manage this risk

Account origination

- Credit applications are reviewed for fraud indicators, and assessed against NCA-compliant internal scorecards, credit bureau scores, and verification of employment where necessary.

Account management

- Analytic decision systems determine appropriate collection strategies, approved credit line adjustments and authorisations by utilising internal behavioural and credit bureau scores.

Systems and strategies are subject to ongoing management review within both of the above risk areas.

Business continuity

Risk

The loss of a major head office facility or distribution centre could impact upon critical business functions.

How we manage this risk

- maintaining separate head office buildings and distribution facilities, and providing backup facilities for critical functions;
- splitting the computing capacity over four server rooms in separate locations;
- maintaining current business continuity plans for all trading and service divisions;
- maintaining comprehensive physical protection measures; and
- maintaining appropriate insurance cover.

Internal control

The board of directors is responsible for the group's systems of internal control. Effective internal control systems have been implemented and are continuously evaluated:

- to provide reasonable assurance as to the integrity and reliability of the financial statements;
- to safeguard, verify and maintain accountability of its assets;
- to detect and minimise fraud, potential liability, loss and material misstatement; and
- to review compliance with applicable legislation and regulations.

The internal control systems are governed by a comprehensive internal control standards manual that is available to all staff via our intranet. Compliance with these standards rests within each division and is monitored by internal and external audit checks.

The board is not aware of any material breakdown during the past year in the functioning of these controls.

Internal audit

The internal audit department carries out an independent appraisal and assurance function. Although it is responsible to the group's Financial Director for administrative matters, it reports to the audit committee and the risk committee of the board. This structure does not impair the function's independence or objectivity. An internal audit charter, approved by the audit committee and conforming to the International Standards for the Professional Practice of Internal Auditing, determines the mission and scope of the function.

Further information on the internal audit function is contained in the divisional reports section of this annual report.

Code of ethics

The board has adopted a code aimed at creating a culture of the highest standards of ethics and uncompromising honesty among all employees throughout the group. The code is founded on the principles of integrity, good faith, impartiality, openness and accountability. The code of ethics forms an integral part of the induction programme and all new employees agree to subscribe to the code. It is available to all staff members on our intranet.

It is comprehensive in nature, clearly outlining the full obligations of every member of staff in their dealings with fellow employees, customers, suppliers, competitors, shareholders and society at large. It requires inter alia:

- conformance with all laws and regulations;
- disclosure of any gifts offered or received and which must be within prescribed financial parameters;
- disclosure of any direct or indirect conflict of interest;
- that no bribes be accepted or proffered;
- reporting of any unethical or harmful behaviour; and
- compliance with all of the group's standards and procedures, including the computer usage policy.

Sound processes are in place to manage any deviations from this code.

Whistle-blowing

A whistle-blowing facility has been in place since February 1998 for the reporting of suspected fraud and unethical behaviour. Use is made of an outsourced, anonymous, toll-free hotline. All reports are submitted to the centralised risk management department, which ensures that all incidents are logged and resolved. A minimum reward of R5 000 is paid when follow-up confirms evidence of fraud or unethical behaviour. There is a strong focus on staff awareness of this facility through regular distribution of informational cards and posters.

An additional reward of R10 000 is paid twice annually to a randomly-selected staff member who has already been awarded the R5 000 reward.

During the year 113 reports were received, resulting in 27 dismissals.

LEGAL COMPLIANCE

The compliance function's purpose is to provide assurance to the board that the group is compliant with applicable legislation.

Within the group, the compliance function is split into three areas: one area focuses on general compliance and on the co-ordination of group compliance, another on retail credit compliance, with the third focusing on compliance within the RCS Group.

The past few years have seen a flurry of legislative activity with new laws, amendments to existing laws and draft laws.

New pieces of legislation that will affect the group include the following:

- Consumer Protection Bill;
- Companies Act;
- Protection of Personal Information Bill; and
- Regulation of Interception of Communications Amendment Bill.

The group has working groups in place to ensure that once these laws are effective, we will be in a position to comply with their provisions.

Ongoing changes to fiscal legislation are monitored and implemented by the group's tax department.

The draft of King III is also being closely monitored to ensure that the group will be compliant once it is in its final form.

The group compliance officer gives report-backs at each audit committee meeting.



The responsibilities of the three areas of the compliance function include:

- identifying and advising the group on existing and new legislation that is applicable to the group's business;
- facilitating compliance with relevant legislation and assigning responsibility for areas of compliance;
- facilitating compliance with internal policies, rules, guidelines and procedures; and
- monitoring of compliance.

The internal audit department and the compliance function work closely together, with the former assisting at times with monitoring compliance. Where significant compliance issues are identified they are referred for independent review to outsourced experts.

REMUNERATION

The group's policy is to align the remuneration structure of the executive directors and staff with the interests of shareholders, and consequently a portion of their packages is performance-related. Share options and incentives are based on the performance of the individual as well as the performance of the group as a whole, aligned to specific business objectives and bottom-line absolute profits. The principle adhered to is that bonuses are self-funded out of profits in excess of targets.

In addition, the group provides competitive market-related and benchmarked base salaries.

The executive directors have standard employment contracts with the group, their duration not exceeding two years.

Remuneration for executive staff members comprises:

Base salaries

- These are determined after a thorough benchmarking exercise within the retail and related sectors. They are subject to annual review and are linked to performance. All divisions have established performance management systems in order that individual contribution can be measured and rewarded accordingly. External remuneration consultants assist with market surveys and benchmarks and internal parity is monitored by the Human Resources division.

Short-term incentives

- These take the form of an annual bonus. Targets are set for each division at levels exceeding predetermined budgets in order that payments made are effectively self-funding. The level of the bonus is dependent on the performance of the individual, the trading division and the group as a whole. Service division bonuses are related to the group's performance. The levels of bonuses are capped.

Long-term incentives

- The previously prevailing share option scheme was replaced during the year with a share appreciation rights scheme. This aligns reward with the long-term interests of shareholders. Allocations are considered annually and are based on the recipient's level of responsibility, package and individual performance. Participants are allocated rights based on the appreciation in value of Foschini's shares over a three-year period. Exercise of the rights is subject to the achievement of financial performance criteria by the group.

Other benefits

- The remuneration committee reviews additional benefits annually against market benchmarks and makes proposals to the board. These benefits include pension and medical aid fund contributions, car allowances and other health services.

Service contracts

- Certain key executives have formal service contracts to ensure stability and continuity in management teams. These contracts include restraint of trade stipulations.

Remuneration of non-executive directors and the Chairman are reviewed annually by the remuneration committee for proposal to the board. Non-executive directors are paid a basic fee, with additional fees payable for their level of responsibility and committee membership. They do not participate in any of the group incentive plans or share schemes. They are paid for their expenditure in attending meetings in Cape Town.

External consultants assist in providing market information relating to remuneration for non-executive directors.

Payments made to directors for services during the year are set out in note 34.

STAKEHOLDER RELATIONS

Foschini acknowledges the importance of proactive engagement with all of its stakeholders and in this connection strives to foster sound relationships between the company and the investment community. Invitations are extended to members of the Investment Analyst Society to attend results presentations to provide them with timeous and relevant information regarding financial performance and prospects. Executive directors and senior management are accessible to investors, and regular meetings are held with local and international shareholders, both current and prospective. Price-sensitive information is distributed via the JSE Limited's SENS and made available simultaneously via the Foschini group website.

A wide variety of information is made available to staff members through the group's intranet, including the group's code of ethics, mission and values, HIV/AIDS policy, medical aid information, internal recruitment opportunities, environmental policy and initiatives, reporting of fraud and theft, sexual harassment policy and staff announcements.

Ongoing communication with suppliers is vital to the group's sustained access to the merchandise and services they provide. Within this framework it is necessary to convey to suppliers the group's standards regarding ethical conduct and legal compliance. Of increasing importance is the group's requirement to know the suppliers' BBBEE-level contributor status in order to ensure that the group's BBBEE-supplier database is kept up to date.

The group's primary means of communication with its stakeholders is noted in the following table.

Stakeholder	Main means of communication
Institutional shareholders and investment analysts	Presentations arranged through the Investment Analyst Society. Regular local and international investor relations meetings with executive directors and senior management.
Shareholders	Annual reports, SENS announcements, profit announcements, annual general meetings, general meetings, advertisements, group website and e-mail.
Customers	Store and head office staff, customer care call centre, website, e-mail, SMS, monthly statements, advertising, sponsorships, store promotions and competitions.
Suppliers	Store and head office staff, regular site visits, audits and meetings, video-conferencing, requests for general and compliance information, and supplier fora.
Community	Community social investment initiatives undertaken by the group and by staff members, meetings with social investment representatives, sponsorships, advertisements, website and media releases.
Employees	Regular dialogue and communication sessions, breakaways, team-building exercises, notice-boards, newsletters, union meetings, training, intranet, e-mail, store visits by senior managers, staff meetings and a quarterly internal magazine.
Government & regulatory authorities	Ad-hoc formal meetings and written and oral submissions regarding relevant draft legislation.

DONATIONS TO POLITICAL PARTIES

No donations are made to political parties.

SUSTAINABILITY REPORT

The King II report and the draft King III report on corporate governance have firmly entrenched the compilation of financial statements on the 'triple bottom-line' basis, encompassing economic, social and environmental sustainability. This approach provides shareholders and other stakeholders with a broad perspective of all spheres of sustainability within the reporting company.

This mode of reporting continues to mature, and Foschini Limited (referred to below as Foschini or 'the group') recognises that on-going attention will need to be given to the formalised monitoring and measuring of non-financial indicators.

Our view of sustainability is to ensure continued shareholder value whilst managing the risks arising from economic, environmental and social developments. It is important to us that we do not impair the ability of future generations to meet their own needs. Consideration must be given to the needs of all our stakeholders.

Foschini's primary stakeholders, being its shareholders, employees, suppliers, customers, government, local communities and society at large, are all mutually dependent partners in the sustainability process.



CORPORATE SOCIAL INVESTMENT (CSI)

As an established fashion retailer, we have a long track record of living up to the responsibility of ensuring that our customers look and feel at their best. In doing so we are aware that we bear the further responsibility of ensuring that sustainable economic development and social upliftment take place in the communities among which we operate.

One of the ways in which the group approaches this latter goal is through the medium of targeted donations.

Social investment spending with which the group is associated makes use of funds derived from the Foschini Foundation, from group resources and from direct donations provided by staff members.

The Foschini Foundation was registered as an independent charitable organisation in August 2006. Its trustees as at its financial year-end were two independent non-executive directors of Foschini, E Osrin and D M Nurek. Its initial capital base was created by a donation from the group. The value of investments under its control at the year-end reduced to R62 million from R83 million last year as a result of the current market weakness. Its objective is to use its investment income to provide donations to selected charitable causes.

Donations made by the Foundation during the past year totalled R4,3 million. Merchandise donations for the benefit of public service organisations totalled R20 million at retail value. Additional donations to a value of R1,3 million were made by various divisions of the group in cash, sundry equipment, merchandise and services. Of their own volition and from their own resources staff members and business partners of the group contributed an additional R33 000.

It is well known that women and children are the most marginalised and vulnerable members of society. Women make up the majority of our employees as well as our customers. It is for these reasons that the beneficiaries of our CSI contributions will in the main be women and children. Consideration is also given to the disabled.

Our CSI strategy

Our aim regarding CSI expenditure is, where practical, to become involved in the conceptualisation, development and execution of our own CSI projects.

Our CSI expenditure remains channelled into the following key areas of concern:

- Education
- Skills Development
- HIV/AIDS
- Arts, Culture and the Environment
- Special Projects

The allocations of the combined cash donations from the group's CSI funds and the Foschini Foundation for the past year are indicated below.

CSI Spend



Arts, Culture and Environment
Special Projects including bursaries
Education
HIV/AIDS
Skills Development

Arts, Culture and Environment	11%
Education	20%
HIV/AIDS	12%
Skills Development	18%
Special Projects including bursaries	39%

Having a national presence in South Africa, the group will continue to focus on identifying suitable registered non-governmental organisations (NGOs) and non-profit organisations (NPOs) that operate on a national basis and are worthy recipients of these donations. The Nelson Mandela Children's Trust is an example of such a nationally-based organisation that we support.

Education

We believe that one of the keys to unlocking the potential of our country lies in the provision of and access to quality education for all citizens. We invest in projects that focus on improving the quality of literacy, numeracy, and mathematics and science education at the stage of early childhood as well as at primary and secondary levels.

Amongst the organisations that benefitted from this position are the Rural Education Project (through the University of Cape Town's Schools Development Unit), the Western Cape Primary Science Programme, LEAP Science and Maths School, ORT-Tech South Africa, and READ Educational Trust.

We also continued to donate class-leading jungle gyms to impoverished rural schools in the Western Cape. All are primary schools participating in the Rural Education Project, chosen on the basis of most improved results in numeracy and literacy. To date we have donated 30 jungle gyms, and plan to provide more this year.

Funding of the EQUIP programme, which is run by the National Business Initiative, has been continued, support being given during the year to a high school in Gauteng.

Many of the institutions of higher learning provide educational programmes in nearby disadvantaged communities. Amongst those that we support are:

- Durban University of Technology – equipment, resources & stimulation for the children of Okubu Nezibini Educare Centre as well as sustaining student involvement;
- Rhodes University – mathematics education in rural schools in the Eastern Cape;
- University of Cape Town – the Rural Education Project;
- University of Pretoria – the Boipelo community building project; and
- University of the Western Cape – the UWC Science Academy Winter School.

Programmes that give support to disadvantaged students also receive funding.

Some of the other organisations working within the educational sphere which we supported are SMILE and the Carel Du Toit Trust.

Skills Development

For the economic development of the country it is essential that members of previously disadvantaged groups receive not only school education of good quality but also training to equip them with entrepreneurial skills to enter the world of work or to start their own businesses. With this in view, the group supports projects that provide skills for employment, job creation and entrepreneurship at post-school level.

Some of the organisations in this category that received financial support are The Big Issue, Etafeni Day Care Centre Trust, Grassroots Educare Trust, Learn to Earn, Lifeline Childline, Media & Training Centre for Health, Oasis Association, South African Council for the Blind, Tsiba Education, WHEAT Trust, Wozobona, Wilderness Foundation South Africa and Zenzele Training and Development.

HIV/AIDS

The group recognises that HIV/AIDS affects our staff, their families, our customers and the nation as a whole. There is an undeniable obligation to contribute to under-resourced programmes to contain this pandemic. Support was accordingly directed to organisations that assist orphan-headed households and to others that provide training and assistance for home-based care initiatives. These organisations included Cotlands, Kidzpositive, Ma Africa Tikkun Johannesburg, St Lukes Hospice and the University of Pretoria.

Through their activities and combined skills, these organisations educate the community about HIV/AIDS and train volunteers to counsel people infected and affected by HIV/AIDS.

Arts, Culture and the Environment

The group firmly believes in the need to support organisations that run projects to educate children about the Arts, Culture and the Environment in order for these to be sustained. Examples of organisations which received funding during the past year include the Zama Dance School, Friends of the National Gallery, Ikapa, The National Sea Rescue Institute and World Wide Fund.

Special Projects

For the fourth year, the group again proudly supported the "16 days of activism against abuse of women and children" during which the public is encouraged to 'Act Against Abuse'. The campaign focuses on increasing the awareness of the negative effects of violence against women and children and raising the profile of some of the organisations who work in this field.

To ensure that the impact of the campaign was widely distributed, the decision was made to expand the number of beneficiaries from one to 20. Of the 20 organisations selected, sixteen received an award of R20 000 each and a sponsored interview on SAfm's Nancy Richard's Show, providing them with national exposure. The remaining four organisations received R5 000 each.

During 2008 the group received an award for "Exceptional Support" from the Deputy Minister of Provincial and Local government, having donated a total of R1,7 million to this initiative.

Other special projects for the year included a 'casual day' in aid of the Bel Porto School for the disabled, a Christmas cheer gift drive to benefit children's organisations affiliated to the Child Welfare organisations in South Africa, and a blanket and canned food drive in aid of the Disaster Management organisation. In addition, donations were made to Red Cross Children's Hospital, Tygerberg Children's Hospital and the SPCA.

Working together on corporate social investment

The group's CSI initiative is very much a team effort. We actively encourage a culture of philanthropy and community involvement amongst our employees and business partners. In pursuit of this, the group's CSI department works with the employees of the trading and service divisions on their individual projects to maximise effectiveness.

These projects are incentivised. To recognise employees who volunteer for community work in their spare time, the group provides Rand-for-Rand grants to staff members through their "staff community builder" programme, which commenced in 2004.

Individual trading and service division projects are also provided with Rand-for-Rand support.

Beneficiaries selected by staff members of our divisions include:

Nazareth House

Nceduluntu Trust

Solomon's Haven

Ubuhle Babatwana

RCS Group undertook various projects during the year in the areas of education, HIV/AIDS, poverty alleviation and welfare and public services at a total cost of R921 860. This division's flagship project is a partnership with TSIBA, a free tertiary educational institution. Together they developed a financial literacy curriculum aimed at empowering students with skills to manage their finances in a responsible way.

EMPLOYMENT EQUITY

The group remains compliant with all aspects of the Employment Equity Act, No. 55 of 1998. This requires timeous submission of an annual employment equity report and plan to the Department of Labour, consultation with employees, communication of the report and plan to employees, and regular policy and facility audits to ensure that no barriers to employment equity exist.

An employment equity audit was undertaken by the Department of Labour, comprising a detailed analysis of all employment equity reports and plans, the group's HIV/AIDS policy and minutes of employment equity forum meetings. An action plan arising from their findings has been implemented.

At store level, regular inspections by the Department of Labour's inspectorate have confirmed compliance.

There is currently an industry-wide initiative in the Western Cape headed by Business Unity South Africa to fully explore the reasons for the difficulty in attracting and retaining black talent at senior management levels within the region. The group is a participant in this initiative via the Retailers Association. The research should be completed by the end of this year, which will provide us with valuable insight and guidance in achieving our targets at this level.

Our areas of strategic focus

Recruitment

The group continues to strive to improve sourcing and recruitment techniques in order to attract top talent, and more specifically top black African talent. In this regard, the group has become a corporate member of the Black Management Forum.

All vacancies are placed on our internet and intranet sites, simplifying the advertising and application process. A computerised recruitment tool for the storage and data mining of employment applications has simplified the process of matching applicants to available positions. There are currently 22 826 active applications on record.

The annual graduate recruitment campaign continues to be a priority area and of the 35 trainees who commenced employment in January 2009, 80% were from previously disadvantaged groups.

The majority of our head office and field management appointments last year were aimed at previously disadvantaged groups.

The percentage of employees recruited from previously disadvantaged groups is as follows:

October 2003:	75%
October 2004:	80%
October 2005:	81%
October 2006:	83%
October 2007:	87%
October 2008:	89%

A breakdown of recruitment by ethnic group as given in our most recent employment equity progress report is depicted below:

Recruitment



Indian
White
Coloured
African

Indian	6%
White	11%
African	51%
Coloured	32%

Consultation and communication

The Employment Equity Consultative fora, bringing together employee representatives from all occupational levels, genders and race groups, and which incorporate the Skills Fora, have met on a quarterly basis. Their role is to assist management in ensuring that no barriers exist in terms of skills development and employment equity policy. These fora are actively involved in the formulation of the employment equity plans at departmental, divisional and group levels.

Physically disabled

A number of agencies and NGOs were consulted during the course of the year in order to gain access to potential employees from this sector. Although our head office facilities are suitable for and accessible to disabled employees, this remains an area of challenge for our employment strategies.

Workforce profile

In our employment equity submission of October 2008, previously disadvantaged employees comprised 85% of our workforce compared to 83,7% in October 2007 and 80,7% in October 2006. The current target of 90% for October 2010 appears to be achievable if current progress is maintained.

The table below depicts a summary of our employment equity report as at the end of February 2009, as required by Section 22 of the Employment Equity Act.



	Male				Female				Foreign Nationals		Total
Occupational Levels	A	C	I	W	A	C	I	W	Male	Female	
Top Management	–	–	–	8	–	–	1	1	–	–	10
Senior Management	1	5	1	59	–	2	–	53	4	2	127
Prof. Middle Management	17	58	12	140	23	76	17	284	8	5	640
Skilled, Jnr Mgt, Sup.	156	168	34	90	424	648	158	567	6	14	2 265
Semi-skilled	1 155	622	99	98	3 894	2 479	486	528	9	21	9 391
Unskilled	40	66	–	–	20	83	–	–	1	–	210
Total Permanent	**1 369**	**919**	**146**	**395**	**4 361**	**3 288**	**662**	**1 433**	**28**	**42**	**12 643**

Evidence of our overall progress in remedying imbalances in the ethnic composition of the group's workforce over the past eight years is depicted below.


Workforce Profile Changes
%
50
40
30
20
10
0
African
Coloured
Indian
White
October
2001
2002
2003
2004
2005
2006
2007
2008

This chart excludes employees of RCS Group as the target date of that division's plan differs by three years from that of the rest of the group, and is thus not comparable. Those employees total 6,7% of headcount and thus do not significantly affect the statistics.

The chart below depicts our current employee status compared to our 2010 target.


Actual Employee Status vs October 2010 Target
%
60
50
40
30
20
10
0
African
Coloured
Indian
White
Actual October 2008
October 2010 target

A table indicating the change in representation of previously disadvantaged groups amongst permanent employees is provided below.

	October 2008 %	October 2007 %	October 2006 %	October 2005 %
Senior management	**7,1**	5,3	6,3	4,6
Specialists and middle management	**31,7**	29,2	29,8	30,0
Skilled technical and junior management	**70,1**	66,9	63,0	59,3
Semi-and unskilled employees	**93,0**	91,1	88,6	86,6



A table indicating the change in representation of women amongst permanent employees is provided below.

	October 2008 %	October 2007 %	October 2006 %	October 2005 %
Senior management	**44,9**	38,2	38,4	39,9
Specialists and middle management	**63,3**	63,3	63,7	63,4
Skilled technical and junior management	**80,0**	79,5	79,3	80,1
Semi- and unskilled employees	**78,9**	79,0	79,4	79,1

Namibian employees: The Affirmative Action (Employment) Act of 1998 required that as from 2001 an annual report and plan be submitted to the Employment Equity Commissioner. We have complied with this requirement each year.

The group's workplace profile in Namibia continues to be well representative of the demographics of the country, with 92,3% of employees from the previously disadvantaged groups. A continued effort is being made to obtain full gender representation.

Training and development remain a matter of priority in ensuring that progress is made to obtain sustainability of our operations and balanced growth in our staff complement. Of the training delivered, 98% was to people of previously disadvantaged groups.



TALENT DEVELOPMENT

Talent development principles

Skills development is seen as one of the key components of the group's process of talent management. This is a critical function in view of the prevailing shortage of skills in South Africa and the intense competition that takes place to attract and retain talented employees.

Our performance management philosophy underpins our talent development approach. Targets and objectives are discussed and set for each employee in March of every year and progress reviewed six months later. It is in these discussions that developmental needs are identified and individual training plans put into place. These plans are then consolidated into the annual Workplace Skills Plan for the group.

Our curricula aim to encourage collaboration across the group's divisions.

Training and development are largely centralised to ensure consistency and best practice and are benchmarked locally and internationally. The group places high value on the competence of those undertaking the training, and there is consistent input and evaluation to ensure that high standards are achieved.

Talent development focuses on the following scarce and critical skills areas:

- management and leadership development;
- merchant development (buyers, planners and designers);
- field manager and store manager development; and
- financial awareness.

Skills legislation

The group is registered with the Wholesale and Retail Seta (W&R Seta) as well as the Services Seta and was awarded a national skills development award by the Minister of Labour. This award recognises not only the group's compliance with all skills legislation but also the quality of training and development provided for all staff members.

The group continues to be represented on the Wholesale and Retail Seta Standards Generating Body and various other fora and has received all grant payments to which it was entitled.

Management and leadership development

The group's leadership strategy aims to develop capability and competence at every leadership level in the organisation.

Our leadership development framework is embedded in a leadership pipeline model that governs career management and succession planning as well as targeted development interventions. This pipeline and its alignment to our competency model aim to ensure that leaders at various levels are measured, assessed and developed in accordance with an appropriate model of behaviour and competencies for their career progression.

An assessment centre approach, where each leadership level is assessed and measured against appropriate patterns of behaviour and competence, is currently under development. Progression to the next leadership level is based on mastery of these factors and leaders are given sufficient time to achieve proficiency.



Merchant development

Our merchant trainee development programme is a structured programme available to new and young talent in the group. It is run over a period of 18 to 36 months and combines technical and generic programmes to build the capacity of the trainee buyers and planners. They are given the opportunity to spend time in various areas of the group's businesses, gaining valuable hands-on experience and knowledge. The programme is supported by a coaching initiative by which each trainee receives training from a technical coach as well as a senior mentor. The trainees enjoy a high level of exposure to and interaction with senior management throughout this programme.

Our merchant academy for existing merchants has a curriculum that offers various technical programmes designed to support the building of their technical competencies. The curriculum is based on an integrated approach, yet having flexibility for customisation across the divisions. The programme harnesses the existing talent within the group by using skilled staff members as in-house facilitators, so encouraging multi-skilling and the use of best practices by all merchants.

Our supply chain programme is a training and development programme designed to support the group's supply chain initiative. It aims to give:

- exposure to the generic principles of supply chain management;
- exposure to the technical aspects of new supply chain processes being put into place; and
- basic awareness training on the crucial communication required to support collaborative relationships internally and externally.

Field manager and store manager development

Our retail managers development programme is a tailored programme aimed at our high-potential senior black field managers. This programme focuses on the leadership competencies required to assist trainees to make a smooth transition to the next leadership level in the organisation. It combines generic leadership development, facilitated discussions on topical issues, exposure to black business leaders and technical development.

Our field academy is a structured programme available to all area managers. Its purpose is to improve the competencies of area managers in the fields of technical issues, leadership, management and coaching.

A comprehensive store managers' curriculum has been designed to enhance and develop the technical and management competencies of store managers. The curriculum comprises formal face-to-face workshops as well as self-teach distance learning workbooks. The workbooks are based on the unit standards found in the curriculum of national certificate candidates, with operations qualifications at levels 2, 3 and 4. They have all been registered as skills programmes with the W&R SETA.

The outputs in the sales associate and store manager performance review documents have each been linked to one or more of these training interventions, thus making it easier for line management to identify the appropriate developmental option to recommend when competence is not at the required level.

Developing manager's programme

The need for career progression opportunities for store staff members other than store managers is catered for by a developing manager's programme based on the registered skills programmes. Candidates are identified on the basis of their potential, which is evaluated before they are accepted on the programme. Each learner is assigned a coach/mentor who has been through appropriate training. Registered assessors are also allocated to each learner. The advantage to the business of the programme should be the availability of a pool of competent staff ready to fill managerial vacancies in any of the divisions throughout the group.

Additions to the curriculum are the cell phone and cosmetic academies which will focus on the technical skills required for these specialised products.

Financial awareness

The group is mindful of the importance of providing all levels of staff with an understanding of money management from a personal perspective as well as in terms of business financial management. With this in mind the group has introduced a money management intervention in partnership with Old Mutual that raises awareness of basic money management tools. Finance for non-financial managers is based on the unit standards found in the National Certificate: Operations qualifications as level 2, 3 and 4. These programmes make up one of the generic training interventions offered.

Research & development function

A new research and development function has been integrated into the group Human Resources division which straddles the dual themes of organisational development and talent development and planning. This key role serves to ensure that these critical HR functions are kept abreast of industry trends and practices – both nationally and globally. Key aspects include ongoing benchmarking, surveys and dialogue with key personnel within the group and externally to source new products and services as well as adapting existing models. A major part of this function is innovation and constructive change in order to develop, engage and retain our staff in all facets of the business.

Training statistics	**2009**	2008
Total number of interventions attended by all staff (This includes details of store staff trained in-store on specific interventions. These figures have not been included in previous reports)	**73 526**	11 004
Total number of interventions attended by black staff members	**60 699**	9 520
Total number of interventions attended by black female staff members	**41 477**	6 657
Total spend on training and development (Including cost of salaries for in-store training interventions)	**R62,2 m**	R42,3 m

BROAD-BASED BLACK ECONOMIC EMPOWERMENT (BBBEE)

The group fully supports BBBEE and has adopted a strategy that will ensure compliance with the BBBEE codes of good practice.

The transformation committee formulates, monitors and reviews all aspects of the group's BBBEE policies and strategies. This committee has also adopted a transformation charter that is reviewed each year.

There are sub-committees for each of the seven elements of the BBBEE generic scorecard and scorecard targets have been set. The sub-committees meet quarterly and report directly to the transformation committee.

In the Financial Mail / EmpowerDEX survey of top empowerment listed companies the group ranked 2nd, 4th, 2nd and 3rd in 2009, 2008, 2007 and 2006 respectively within the retail sector. The group is currently an accredited BBBEE level-6 contributor.

The transformation committee has set an overall target of being a BBBEE level-4 contributor by 2011, together with goals for each of the seven elements of BBBEE.

The group is rated every year by an independent BBBEE verification agency. The verification agency used is now a SANAS-accredited verification agency. Group suppliers will be required to obtain annual ratings through such accredited verification agencies.

The group has been proactive in educating suppliers about BBBEE and this will continue.



EMPLOYEES AND EMPLOYEE BENEFITS

Staff complement

The staff complement at the group's head offices and stores at the year-end comprised the following:

Employee statistics:	**2009**	2008	2007	2006	2005
Permanent full-time employees	**10 075**	9 311	8 781	8 155	7 469
Permanent part-time employees	**313**	289	113	323	257
Flexitime employees	**3 103**	2 600	2 776	2 337	2 658
Contract employees	**947**	568	724	327	329
Casual employees	**1 029**	2 221	2 801	2 989	2 867



The gender composition of the workforce, heavily weighted towards female employees, remained relatively static, with women making up 76,6% of the total compared to 78,2% in the previous year and 77,6% in the year before.

The group has a relatively young age profile, the average age being 30 years. Of this total, 91,2% are under the age of 40 years. A breakdown of the group's employees by age over a two-year period is set out in the following chart.


Age Distribution
%
6 000
5 000
4 000
3 000
2 000
1 000
0
< 25
25 - 30
31 - 35
36 - 40
41 - 45
46 - 50
51 - 55
56 - 60
61 - 65
> 65
Age
2008
2009

Retirement funding

All permanent staff of wholly-owned subsidiaries are required to join the Foschini Group Retirement Fund, which is a defined contribution fund registered in terms of the Pensions Fund Act, No. 24 of 1956. The administration of the fund is undertaken by the group in accordance with an agreement approved by the Financial Services Board.

The fund is managed by a board of trustees that meets quarterly. The trustees receive no remuneration for their services. Particular attention is paid to trustee training in order to ensure that trustees remain abreast of legislative changes and other developments within this specialist area. The assets of the fund are under the control of the trustees, who are advised by external consultants.

Sub-committees for strategy and investments meet quarterly and the benefits sub-committee meets monthly.

Despite the volatility of financial markets the fund achieved an overall performance return of –2,6% during its financial year, which was substantially better than most other funds in South Africa and far better than the All Share Index of the JSE securities exchange which returned –23,2% over the same period. Total market value of the assets of the fund at 31 March 2009 amounted to R2,2 billion, which is R0,4 billion lower than the previous year.

Pensioners were awarded an increase of 9% effective from 1 January 2009, which is in line with the pensioner increase policy of the fund to award at least inflationary increases, subject to affordability.

As required by the Pension Funds Act, 50% of the trustees are member-elected. The term of office for all trustees representing either the employer or members is three years, after which the trustees are eligible for re-election. Trustee elections were held during the financial year. Induction training is provided to new trustees, who also participate in the regular ongoing training noted above.

Apart from retirement benefits, the following are provided by the fund:

- a funeral benefit of R7 500 for the principal member and spouse and a lesser benefit for their dependent children;
- a death benefit of three times annual salary as well as the member's gross equishare is available to provide benefits to dependants and beneficiaries, payable in the event of death in service; and where the death is accidental, a further benefit of twice annual salary is payable; and
- in cases of disablement, an insured disability benefit is provided to qualifying staff members, equating to 75% of pensionable salary earned at the time of becoming disabled, payable until attainment of normal retirement age (subject to continued disablement), after which the normal retirement benefit becomes effective.

Employees of RCS Group are not members of the Foschini Group Retirement Fund but receive comparable benefits from either Liberty Life Provident Fund, Liberty Life Pension Fund or the SACCAWU Provident Fund.

Where required, employees of subsidiaries trading outside South Africa belong to umbrella funds that comply with the legislation of the relevant country.

A formal risk assessment of the retirement fund is undertaken at least annually. Taking into account mitigating factors, HIV/AIDS remains the highest potential risk to the fund. Risk is minimised by undertaking regular actuarial valuations, external expert prevalence projections, and ongoing programmes on HIV/AIDS education and awareness. The fund is moreover able to amend its benefit levels.

The Foschini Group Medical Aid Scheme

The Foschini Group Medical Aid Scheme is an in-house, subsidised medical scheme that is designed to best suit the needs of most employees. Membership is voluntary except for senior employees. The average number of principal members at 31 December 2008 (the financial year-end of the scheme) was 2 355, covering approximately 4 889 lives in total.

The scheme is administered by the Metropolitan Health Group and is fully compliant with the Medical Schemes Act.

The board of trustees of the scheme is responsible for all aspects of its operations, which are reviewed by both the Foschini group medical aid audit committee and the external auditors. The board of trustees makes use of a medical schemes consultant and an actuary who provide specialised advice and participate in monthly operational and quarterly board meetings. The trustees and audit committee receive no remuneration for their services.

The accumulated funds ratio of the scheme at 31 December 2008 was 85%, which is well in excess of the required minimum of 25%, but not excessive for a small in-house scheme that will be subject to greater volatility than the norm as a result of sporadic large claims.

The financial health of the scheme favoured contribution increases which took effect in January 2009, the increases being 5% and 7,5% respectively for the two benefit plans available, compared to 4,5% and 7,5% for the previous year. In both years the increases were significantly below medical inflation. In addition, general benefit improvements were applied to match or exceed inflation in the various medical categories.

A risk assessment of the scheme is undertaken at least annually, both by the trustees and the administrators. The highest risk identified by the trustees is the volume of legislation affecting medical schemes. Keeping abreast of all current and pending legislation and adapting the scheme's rules accordingly assists in managing this risk.

Other health plans

An external medical scheme, Ingwe Health Plan, is also available to group employees, and is subsidised by the group in the same way as the in-house scheme. The plans offered cater for lower-income earners and provide basic healthcare through capitation agreements with large hospital groups. Ingwe forms part of the black-empowered African Life group. Currently a total of 247 group employees are members, together with their dependants.

Employees outside South Africa may elect to join medical schemes that are similarly funded by the group.

All permanent staff of RCS Group are required to become members of a medical plan of their choice offered by Discovery Health.



Bursary scheme

The group operates a bursary scheme for children of employees, funded by the Foschini Foundation. This scheme is in the process of being phased out and a new scheme is to be introduced during the next financial year. The aim will be to bring new talent into the group.

Educational assistance

Low-interest loans are available to employees to assist with the costs of tertiary education for their children. These loans are available on an annual basis for each child and are repayable over two years to improve affordability.

Home assistance

Similarly, low-interest loans are available to employees to assist with the purchase or improvement of property. These loans are weighted towards providing greater assistance in the purchase or improvement of property within the lower price brackets. During this period, 46 qualifying staff members took advantage of this facility, 89% of whom were previously disadvantaged.

Employees may access further financial assistance for home purchases or improvements from an outsourced facility, utilising their share in the Foschini Group Retirement Fund as security. This is subject to the rules of the fund. The total of these loans at the year-end was R7,3 million.

Sponsorship

Employees are encouraged to undertake studies that will assist them in their current or future careers with the group. Sponsorship varies according to the level of study and requires greater financial commitment from employees at higher educational levels. Support for matriculation study fees is 100%. Coupled to this, the group offers sponsorship for the UNISA Retail Certificate, an intensive one-year retail-specific diploma.

Of employees receiving general sponsorship at the end of the current financial year, 78% were from previously disadvantaged groups, a percentage similar to that of previous years.

Healthcare

The group has delegated the management of occupational health to an external service provider. Curative and preventative care is provided from a centrally-located occupational health clinic permanently staffed by two nursing sisters with qualifications in occupational health. A medical doctor is on site twice a week to assist with cases requiring specialised attention.

The clinic provides a service to all employees working at the head office campuses as well as those at the distribution centres.

Services offered include family planning, HIV testing, primary health care, counselling for psycho-social stress, health education and health screening.

In addition, a confidential, outsourced employee wellness help-line facility has been introduced, which is manned by a qualified social worker. It has been well promoted to all staff members by posters, payslip attachments and the intranet. This facility extends beyond issues of health, and includes financial matters, trauma, interpersonal relationships, legal issues, substance abuse, HIV/AIDS and general enquiries. The issues unrelated to health are referred to selected service providers at no cost to the employee.

The service provider is also responsible for the management of ill-health within our stores through the WAKE programme, as well as any injuries on duty in terms of the Commission for Occupational Injuries and Diseases Act (COIDA). It also facilitates the group's disability benefit processes, which provide an income replacement benefit to employees who are unable to work as a result of ill-health or injury for an indefinite or fixed period of time.

Employee relations

The group has a documented disciplinary and grievance policy and procedure, which is based upon the principles of fairness and correction rather than punitive action. This is available to all staff members on the group's intranet.



STAFF SAFETY

The group is committed to ensuring a safe and healthy working environment for its entire staff. Like most other retailers, it operates within a low risk environment.

The group complies with all relevant legislation, in particular the Occupational Health and Safety Act of 1993.

The statistics for reported incidents involving staff members of the group are set out below:

	2009	2008
Number of working days lost	**1 510**	1 399
Number of incidents	**445**	340
Average cost per incident	**R346**	R339
Total cost of incidents	**R153 877**	R115 389

Note: The total costs reflected above are recorded as at the financial year-end, and may differ once all claims are finalised.

The majority of incidents reported were minor, and there were no fatalities. In 349 instances, not more than three working days per incident were lost, compared to 232 last year.

THE FOSCHINI GROUP
for you

HIV/AIDS

The group has a formal HIV/AIDS policy in place, aimed at combating the spread and minimising the impact of HIV/AIDS on our employees as well as promoting non-discriminatory practices. This policy has been communicated to all existing employees, is available on our intranet and is included in the sign-on pack for all new employees.

In an effort to minimise the impact of HIV on our staff as well as attendant costs to the group, access to free and confidential HIV testing and counselling are provided to all employees through an external network of pharmacies managed by Occupational Care South Africa (OCSA). Employees are encouraged to ascertain their HIV status in order to enable them to take responsibility for their health. Those employees whose status is negative are encouraged to adopt safe behaviour to retain this status, whilst those who test HIV-positive are encouraged to enrol on a world-class disease management programme offered by QUALSA. All treatment is confidential and provided free of charge to permanent employees so that they can remain healthy and can work productively for as long as possible.

This benefit has been available to all members of the Foschini Group Medical Aid Scheme since 2005 and was launched to uninsured staff in September 2006. To date, 767 staff members have had an HIV test through this programme. Of these, 62 are HIV-positive and treatment is being provided to 40 through this disease management programme. Some of our employees are registered with other programmes funded by their own medical aid schemes while others receive treatment from the state.



According to a risk assessment commissioned by the group and conducted by the Health Monitor Company in 2005, it was estimated that 7,0% of the company's employees would be HIV-positive in the calendar year 2008 (for 2007 their estimate was 6,99% and for 2006 it was 6,86%). The estimated average cost to the group for 2008 associated with HIV infection without any intervention was R11 685 per HIV-positive permanent, permanent part-time and flexitime employee, equating to a total group cost for that year of R11,03 million. This cost was based on all potential incremental costs, including paid sick leave, funeral costs, lost productivity, increased group life and disability expenses, cost of training and lost expertise, additional cost of incapacity as well as generally increased medical costs.

To date the direct measurable cost to the group has been substantially less. For the past year, it amounted to R325 900 before taking into account recoveries from medical schemes.

Ongoing free and confidential on-site HIV counselling and testing continues to be available through the clinic at the head office in Cape Town and features prominently during the group's annual Wellness Days at the head office in Parow as well as at the regional office in Isando.

Following on from the success of a pilot voluntary counselling and testing campaign launched in the 2007 calendar year, three further campaigns were undertaken in 2008. Under the banner of "Retailers United Against HIV/AIDS", 295 employees from the group and three other concerned retailers provided free voluntary counselling and testing. Plans are well under way to expand this successful initiative to additional shopping centres and bringing on board more retailers.

In November 2008, the group launched an HIV benefit for all its Namibian employees through a series of information sessions hosted in Windhoek, Swakopmund and Walvis Bay. Representatives from New Start, a non-governmental organisation that offers free and confidential HIV testing, as well as the risk equalisation fund, Health is Vital, attended these sessions. The group has contracted Health is Vital to provide free and confidential treatment for HIV-positive employees through its Vitality programme. The projected annual cost to the group of providing this benefit is N$91 800.



SUPPLIERS

It is important that our manufacturing and merchandise suppliers share the same ethics and values as ourselves. Our suppliers have been issued with supplier agreements for signature which require their compliance with, inter alia, labour and customs and excise legislation.

Regular audits are undertaken at their premises. We require any recorded deviations from agreed standards to be remedied if the suppliers are to retain a business relationship with the group.

ENVIRONMENT

In line with the group's objective of minimising its environmental impact, an environmental committee has been established. The committee comprises senior managers from all areas of the business, and meets monthly. Its scope is all-encompassing and its mandate is to minimise the environmental impact and carbon footprint made by the group and its stakeholders in all identified spheres. It reports quarterly to the chief executive officer and three members of the operating board. In order to ensure that the process is fully inclusive, the committee issues regular e-mails to all staff encompassing all aspects of environmental awareness.

Whilst retail businesses supplying clothing and related products have a low impact on the environment, we are well aware that responsible use of limited resources is imperative. There have been no environmental incidents of any significance within the group and no penalties or fines have been imposed by any environmental regulatory authority.

During the course of the year, a carbon footprint analysis was commissioned and completed. This has provided us with a benchmark for the measurement and reduction of our carbon emissions in the future.

In addition, the following measures are in force:

- a member of the operating board has responsibility for setting environmental policy, objectives, targets and reporting processes;
- an environmental policy has been compiled;
- an environmental risk assessment is undertaken annually;
- all of the group's known direct and indirect environmental impacts have been identified and tabled;
- an ongoing interactive awareness campaign is undertaken involving all staff members in regard to environmental issues; and
- an undertaking by the group exists to reduce and control each identified negative impact and to make optimal use of diminishing natural resources.

Our environmental policy is available to the staff through the group's intranet.

Our direct impacts

Cardboard, paper, plastics and cans

The amount of cardboard and waste paper generated by the group's distribution centres and head office approximates 102 000 kilograms per month. The vast majority of this is sent to recyclers. A portion of the waste cardboard is shredded and utilised as protective packaging. We anticipate a reduction of 15 000 kilograms per month in our cardboard waste in the next reporting period because of intended reuse of undamaged cartons.

Plastic waste from these sites is minimal as a result of the elimination of shrink-wrapping of cartons. Residual plastic waste is sold to the recycling industry.

Document imaging is currently being implemented in selected areas within the group that have a high volume of paper usage and storage. It is intended to extend this technology to other parts of the group. The saving in paper is uncertain at this stage.

Cardboard and other waste at stores continues to be controlled by means of shopping centre disposal processes and transmission into the informal sector.

Plastic hangers were recycled during the year, the cleaning and sorting processes being performed by The Workshop and House Horizon in Stellenbosch and Chris Steytler Industries in Bellville. In future all merchandise will be flat-packed and hangers will be retained within the stores. This will result in reduced packaging, transport and plastic production, favourably impacting upon our carbon footprint.

All plastic bags used by the stores are durable and reusable, being made of sheeting that is at least 30 microns thick. In certain divisions use is also made of recyclable paper packets.

Special bins for the disposal of tins have been placed in the head offices and distribution centres. Staff are encouraged to place all of their cooldrink and other tins in these containers, as the waste is then sent for recycling.

Electricity and water

With the ongoing energy crisis, there is a concentration of effort surrounding power-saving initiatives.

An independent electrical and lighting design consultant has been appointed to advise the group on optimal energy efficiency at its stores, and also to investigate stores where the electricity cost per square metre is out of line with comparable stores.

Head office buildings utilise energy management systems and energy-efficient lighting to minimise the use of electricity. Signage has been placed in head office buildings to ensure that staff members do not make use of unnecessary lighting where it is not required. This includes unused conference rooms and display areas.

The air-conditioning plant in the main head office complex houses ice tanks that generate ice during off-peak hours, which is used for day-time cooling. Last year, the operating time of the air-conditioning plant was reduced by two hours per day, and further seasonal reductions are being considered.

Where possible, computers at head office locations are switched off at night, and computer procurement now includes a requirement for energy efficiency.

All new and refurbished stores are as a matter of course fitted with energy-saving lighting and control-gear. In existing stores, energy-efficient lighting is being installed when replacement is required.

Where it is practical and safe to do so, stores are now switching off all or most lights outside trading hours.

Water is primarily consumed for personal and hygiene purposes. Regular maintenance ensures that there is minimal wastage.

Electricity and water expenditure is monitored by the trading and service divisions each month against budgets and records of the previous year, and variances are followed up.



Printers, faxes, copiers and laser cartridges

All printers and fax machines make use of recycled laser cartridges. Double-sided printing is being introduced in head office facilities. In addition, multi-purpose copiers have been replaced with energy-efficient units.

Vehicles

Company vehicles are checked and serviced in accordance with the manufacturers' prescribed intervals. Merchandise transport is managed by outsourced professionals who, by the nature of their operations, ensure that their vehicles perform at optimal efficiency. As this is one of the group's larger areas of environmental impact, we intend to engage with the service providers in order to ascertain how best carbon emissions can be minimised.



Air-conditioning systems

All air-conditioning systems are maintained by outsourced technicians in terms of a regular maintenance programme. Refrigerants are not discharged into the atmosphere but recovered and recycled. Only refrigerants that comply with the requirements of the Montreal Protocol are used.

Electronic waste

Fluorescent tube and general lamp disposal at head offices and distribution centres is controlled by an environmental waste management company. In the main, stores currently rely on the disposal processes of their local municipalities or of the shopping centres in which they are located.

Redundant computers are sent to an established electronic recycling company. They are stripped of recyclable materials and the unusable components are disposed of in a manner that is not harmful to the environment.

Used watch batteries from both our jewellery stores and head office watch repair workshop are similarly disposed of in an environmentally-friendly manner.

Via our intranet, staff members are encouraged to make use of the environmental disposal service for old cell phone components offered by all MTN franchise dealerships.

Our indirect impacts

Property development

The group will not enter into leases where developers have not conducted the required environmental impact assessments.

As is noted in the Group Property division's report, there is a growing trend towards the design and construction of eco-friendly shopping malls. While certain initiatives can be adapted to existing buildings, the key benefits will be generated from new, eco-friendly design concepts.

Whilst very much in its infancy in South Africa, we will engage with our landlords in this initiative.

VALUE ADDED STATEMENT
for the years ended 31 March

	Note	2009 Rm	%	2008 Rm	%
Retail turnover		**8 089,6**		7 668,7	
Dividends received		**19,1**		17,2	
Paid to suppliers for goods and services		**(4 626,5)**		(4 381,1)	
Value added		**3 482,2**	**100,0**	3 304,8	100,0
Applied as follows:					
Employees					
Remuneration to employees		**1 222,0**	**35,1**	1 132,7	34,3
Providers of capital					
To lenders as finance charges		**249,8**	**7,2**	120,1	3,6
To shareholders as dividends		**692,6**	**19,9**	692,6	21,0
Taxation					
Taxation		**557,0**	**16,0**	565,3	17,1
Reinvested					
Reinvested in the group to finance future expansion and growth	1	**760,8**	**21,8**	794,1	24,0
Employment of value added		**3 482,2**	**100,0**	3 304,8	100,0
Notes to the Value Added Statement					
1. **Reinvested in the group to finance future expansion and growth**					
Depreciation and amortisation		**231,1**	**6,6**	204,7	6,2
Deferred taxation		**(7,4)**	**(0,2)**	(50,9)	(1,5)
Retained income		**537,1**	**15,4**	640,3	19,3
		760,8	**21,8**	794,1	24,0
2. **State taxes**					
Direct taxation as above		**557,0**		565,3	
Net value added taxation		**251,2**		310,4	
Employees taxation		**109,1**		122,6	
Channelled through the group		**917,3**		998,3	

	2009	2008
Employees	**35,1%**	34,3%
Reinvested	**21,8%**	24,0%
Taxation	**16,0%**	17,1%
Providers of capital	**27,1%**	24,6%


2009


2008

GRI INDEX

This table is a summary of the group's reporting against the Global Reporting Initiative's Sustainability Reporting Guidelines.

GRI reference		Section in this report
1. Vision and Strategy		
1.1	Vision and strategy	Corporate Profile
1.2	CEO's Statement	Chief Executive Officer's Report
2. Profile		
2.1	Name of organisation	Administration
2.2	Major products and services	Corporate Profile
2.3	Operational structure	Corporate Structure
2.4	Organisational structure	Review of Operations; Subsidiary Companies
2.5	Geographic locations	Corporate Profile
2.6	Nature of ownership/legal form	Shareholdings; Corporate Profile
2.7	Nature of markets served	Corporate Profile
2.8	Scale of reporting organisations	Sustainability Report; Annual Financial Statements
2.9	List of stakeholders	Sustainability Report; Shareholdings
2.10	Contact person	Administration
2.11	Reporting period	Annual Financial Statements
2.12	Date of previous report	Annual Financial Statements
2.13	Boundaries of report	Not reported on
2.14	Significant changes	Chief Executive Officer's Report
2.15	Basis for reporting	Not applicable
2.16	Restatements of information	Not applicable
2.17	Decisions not to apply GRI principles	Not reported on
2.18	Criteria/definitions	Group Statistics; Sustainability Report; Annual Financial Statements
2.19	Significant changes in measurement	Not applicable
2.20	Assurance	Corporate Governance Report
2.21	Independent assurance	Not reported on
2.22	Additional information	Not reported on
3. Governance structure and management systems		
3.1	Governance structure	Corporate Governance Report
3.2	Independence, non-executive directors	Directorate; Corporate Governance Report
3.3	Board member expertise	Not reported on
3.4	Board level processes	Corporate Governance Report; Sustainability Report
3.5	Executive compensation	Corporate Governance Report
3.6	Organisational structure	Not reported on
3.7	Mission and value statements	Corporate Profile; Sustainability Report
3.8	Shareowner communication	Corporate Governance Report
3.9	Identification of major stakeholders	Shareholdings
3.10	Stakeholder engagement	Not reported on
3.11	Stakeholder engagement	Not reported on
3.12	Stakeholder engagement	Not reported on
3.13	Precautionary approach	Corporate Governance Report
3.14	Externally developed charters, principles, initiatives	Not reported on
3.15	Principal memberships	Not reported on
3.16	Managing upstream and downstream impacts	Sustainability Report
3.17	Managing indirect impacts	Sustainability Report
3.18	Decisions regarding location and changes in operation	Chief Executive Officer's Report
3.19	Sustainability programmes and procedures	Corporate Governance Report; Sustainability Report
3.20	Certification status	Corporate Governance Report; Sustainability Report

4. Economic

EC1	Net sales	Annual Financial Statements
EC2	Geographic breakdown of markets	Not reported on
EC3	Cost of goods, materials and services	Value Added Statement
EC4	Contracts paid in accordance with agreed terms	Not reported on
EC5	Payroll and benefits	Value Added Statement
EC6	Distributions to providers of capital	Value Added Statement
EC7	Retained earnings	Value Added Statement
EC8	Taxes paid	Value Added Statement
EC9	Subsidies received	Not applicable
EC10	Donations	Sustainability Report

5. Environment

EN1	Materials used	Not reported on
EN2	Waste from external sources	Not reported on
EN3	Direct energy use	Not reported on
EN4	Indirect energy use	Not reported on
EN5	Total water use	Not reported on
EN6	Land in biodiversity-rich habitats	Not reported on
EN7	Major impacts on biodiversity	Not applicable
EN8	Greenhouse gas emissions	Not reported on
EN9	Ozone-depleting substances	Not reported on
EN10	Significant air emissions	Not applicable
EN11	Total amount of waste	Not reported on
EN12	Significant discharges to water	Not applicable
EN13	Significant spills	Not applicable
EN14	Significant impact of products and services	Not applicable
EN15	Reclaimable product	Not reported on
EN16	Fines	Not applicable

6. Social

LA1	Breakdown of workforce	Sustainability Report
LA2	Employment creation	Sustainability Report
LA3	Trade union representation	Not reported on
LA4	Labour relations	Not reported on
LA5	Recording of occupational accidents and diseases	Sustainability Report
LA6	Health and safety committees	Not reported on
LA7	Injury and absentee rates	Sustainability Report
LA8	HIV/AIDS	Sustainability Report
LA9	Training	Sustainability Report
LA10	Equal opportunity	Sustainability Report
LA11	Diversity	Sustainability Report
HR1	Human rights policies	Not reported on
HR2	Human rights and investment/procurement	Sustainability Report
HR3	Human rights and supply chain	Not reported on
HR4	Non-discrimination	Sustainability Report; Corporate Governance Report
HR5	Freedom of association	Not reported on
HR6	Child labour	Not reported on
HR7	Forced labour	Not reported on
SO1	Community	Sustainability Report
SO2	Bribery and corruption	Sustainability Report
SO3	Political contributions	Corporate Governance Report
PR1	Customer health and safety	Not reported on
PR2	Products and services	Not reported on
PR3	Respect for privacy	Not reported on





ANNUAL FINANCIAL STATEMENTS

APPROVALS

GROUP AFS

COMPANY AFS

DIRECTORS' APPROVAL AND COMPANY SECRETARY'S CERTIFICATE

for the years ended 31 March

DIRECTORS' RESPONSIBILITY FOR AND APPROVAL OF THE GROUP ANNUAL FINANCIAL STATEMENTS

The board of directors (the board) is responsible for the content and integrity of the group annual financial statements and related information included in this report. It is their responsibility to ensure that the annual financial statements fairly present the state of affairs of the company and the group as at the end of the financial year and the results of their operations and cash flows for the financial year, in conformity with International Financial Reporting Standards. The group's external auditors are engaged to express an independent opinion on the group annual financial statements.

The group annual financial statements are prepared in accordance with International Financial Reporting Standards. The accounting policies, unless otherwise stated, are consistently applied and supported by reasonable and prudent judgements and estimates.

The directors acknowledge that they are ultimately responsible for the system of internal control and review its operation primarily through the audit and risk committees and various other management systems.

A strong control environment is maintained by applying a risk-based system of internal accounting and administrative controls and by ensuring adequate segregation of duties. In addition, Group Audit Services (internal audit) conduct specific risk-based audits and co-ordinate audit coverage with the external auditors.

The directors are of the opinion, based on the information and explanations given by management, the internal auditors and the external auditors, that the system of internal control provides reasonable assurance that the financial records may be relied on for the preparation of the group annual financial statements. However, any system of internal control can provide only reasonable, and not absolute, assurance against material misstatement or loss.

The directors have every reason to believe that the group will continue as a going concern for the foreseeable future, and the annual financial statements have been prepared on the basis of this assumption.

The annual financial statements and group annual financial statements set out on pages 130 to 179 were approved by the board on 17 June 2009 and are signed on its behalf by:

D M Nurek
Chairman

A D Murray
Chief Executive Officer

COMPANY SECRETARY'S CERTIFICATE

I certify that Foschini Limited has lodged with the Registrar of Companies all returns as required by a public company in terms of section 268G(d) of the Companies Act, No 61 of 1973, as amended, and that all such returns are, to the best of my knowledge and belief, true, correct and up to date.

D Sheard
Secretary
17 June 2009



INDEPENDENT AUDITOR'S REPORT

for the years ended 31 March

TO THE MEMBERS OF FOSCHINI LIMITED

We have audited the annual financial statements and the group annual financial statements of Foschini Limited, which comprise the balance sheets at 31 March 2009, and the income statements, the statements of changes in equity and cash flow statements for the year then ended, and the notes to the financial statements, which include a summary of significant accounting policies and other explanatory notes and the directors' report as set out on pages 130 to 179.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards and in the manner required by the Companies Act of South Africa. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements present fairly, in all material respects, the consolidated and separate financial position of Foschini Limited at 31 March 2009, and its consolidated and separate financial performance and consolidated and separate cash flows for the year then ended in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa.

KPMG Inc.
Registered Auditor

Per Henry du Plessis
Chartered Accountant (SA)
Registered Auditor
Director
8th Floor MSC House
1 Mediterranean Street
Cape Town 8001
17 June 2009

DIRECTORS' REPORT

for the years ended 31 March

NATURE OF BUSINESS

Foschini Limited is an investment holding company whose subsidiaries, through their retail operating divisions – Foschini, branded as Foschini, donna-claire, fashionexpress and Luella; Markham; exact!; TFG Apparel Supply Company; the Sports division, branded as sportscene, Totalsports and DueSouth; the Jewellery division, branded as American Swiss, Matrix and Sterns; @home, branded as @home and @homelivingspace; and FG Financial Services – retail clothing, jewellery, accessories, cosmetics, sporting and outdoor apparel and equipment and homeware to the broad, middle-income group throughout southern Africa.

The RCS Group provides a range of broader financial services to customers of the group and to customers of unrelated retailers.

The group operates in the retail and financial services segments, almost entirely within the South African Common Monetary Area.

Retail turnover emanating from Swaziland and Botswana accounts for 0,7% of the group's turnover.

GENERAL REVIEW

The financial results are reflected in the annual financial statements on pages 130 to 179.

SHARE CAPITAL

The group's share buy-back programme commenced at the end of May 2001. At 31 March 2009, 24,0 million shares are held by a subsidiary, and a further 9,1 million by the group's share incentive trust. These shares, representing 13,8% of the company's issued share capital, are treated as treasury shares and have been eliminated on consolidation. Further details of the authorised and issued share capital are reflected in note 13.



DIVIDENDS

Interim Ordinary

The directors declared an interim ordinary dividend of 118 cents per ordinary share, which was paid on 5 January 2009 to ordinary shareholders recorded in the books of the company at the close of business on Friday, 2 January 2009.

Final Ordinary

The directors declared a final ordinary dividend of 170 cents per ordinary share, payable on Monday, 13 July 2009 to ordinary shareholders recorded in the books of the company at the close of business on Friday, 10 July 2009.

Preference

The company paid the following dividends to holders of 6,5% cumulative preference shares:

29 September 2008 – R13 000

(1 October 2007 – R13 000)

30 March 2009 – R13 000

(31 March 2008 – R13 000).

DIRECTORS

The names of the company's directors appear on pages 10 and 11 of this report.

The following changes took place during the current year:

L F Bergman (resigned 14 April 2008)

N H Goodwin (retired 3 September 2008)

K N Dhlomo (appointed 23 February 2009)

N V Simamane (appointed 23 February 2009)

E Osrin (retired 31 March 2009)

D M Nurek (appointed chairman 1 April 2009)

P S Meiring (appointed 1 April 2009)

The following directors retire by rotation in terms of the articles of association but, being eligible, offer themselves for re-election as directors:

F Abrahams (independent non-executive)

D M Nurek (independent non-executive)

D M Polak (non-executive)

K N Dhlomo (independent non-executive)

N V Simamane (independent non-executive)

P S Meiring (executive)

For details of directors' interests in the company's issued shares, refer to note 13.5. Details of directors' remuneration are set out in note 34.

SECRETARY

The company secretary of Foschini Limited is Ms D Sheard. Her business and postal address appear on the inside back cover of this report.

SUBSIDIARIES

The names of, and certain financial information relating to the company's key subsidiaries appear on page 178.

EARNINGS OF SUBSIDIARIES

The total profits (losses) of consolidated subsidiaries are as follows:

	2009 **Rm**	2008 Rm
Profits	**1 037,3**	976,2
Losses	**–**	–
Net consolidated profit after taxation	**1 037,3**	976,2

SPECIAL RESOLUTIONS

On 3 September 2008 shareholders renewed the approval, as a general authority, of the acquisition by the company or any of its subsidiaries of the issued ordinary shares of the company, valid until the next annual general meeting. At the next annual general meeting to be held on 9 September 2009 shareholders will be asked to renew this general authority, as set out in the notice to members.

No other special resolutions were passed during the year under review.

SPECIAL RESOLUTIONS PASSED BY SUBSIDIARY COMPANIES

No special resolutions of any significance were passed during the year under review.

STAFF SHARE INCENTIVE AND OPTION SCHEMES

Details are reflected in note 33.1.

POST-BALANCE SHEET EVENT

Details are reflected in note 23.



GROUP BALANCE SHEET
as at 31 March

Foschini Limited and its subsidiaries

	Note	2009 Rm	2008 Rm
ASSETS			
Non-current assets			
Property, plant and equipment	2	**981,3**	847,4
Goodwill and intangible assets	3	**43,2**	30,8
Preference share investment	4	**200,0**	200,0
Investment in associates		**–**	5,0
Staff housing loans	5	**1,2**	1,3
Private label card receivables	6	**433,3**	253,0
Loan receivables	7	**886,4**	567,3
Participation in export partnerships	8	**87,8**	92,5
Deferred taxation asset	9	**160,5**	174,5
		2 793,7	2 171,8
Current assets			
Inventory	10	**1 524,9**	1 290,0
Trade receivables – retail	11	**2 746,3**	2 445,6
Private label card receivables	6	**1 051,1**	815,3
Other receivables and prepayments		**143,1**	131,4
Loan receivables	7	**101,8**	148,9
Participation in export partnerships	8	**6,9**	8,0
Cash	12	**296,2**	169,5
		5 870,3	5 008,7
Total assets		**8 664,0**	7 180,5
EQUITY AND LIABILITIES			
Equity attributable to equity holders of Foschini Limited			
Share capital	13	**3,0**	3,0
Share premium		**498,7**	498,7
Treasury shares	14	**(1 088,6)**	(1 230,2)
Dividend reserve	15.1	**408,8**	408,8
Hedging (deficit) reserve	15.2	**(7,4)**	12,1
Share-based payments reserve	15.3	**117,3**	91,6
Insurance cell reserves	15.4	**1,5**	1,5
Retained earnings		**4 563,0**	4 059,7
		4 496,3	3 845,2
Minority interest	16	**359,2**	290,9
Total equity		**4 855,5**	4 136,1
Non-current liabilities			
Interest-bearing debt	17	**937,4**	172,2
Minority interest loans	18	**783,2**	495,2
Operating lease liability		**128,3**	128,7
Deferred taxation liability	9	**149,9**	156,5
Post-retirement defined benefit plan	19	**84,1**	84,1
		2 082,9	1 036,7
Current liabilities			
Interest-bearing debt	17	**402,5**	1 201,0
Trade and other payables	20	**1 252,5**	741,8
Taxation payable		**70,6**	64,9
		1 725,6	2 007,7
Total liabilities		**3 808,5**	3 044,4
Total equity and liabilities		**8 664,0**	7 180,5

GROUP INCOME STATEMENT

for the years ended 31 March

Foschini Limited and its subsidiaries

	Note	**2009 Rm**	2008 Rm
Revenue	25	**9 988,9**	9 253,6
Retail turnover		**8 089,6**	7 668,7
Cost of turnover		**(4 694,4)**	(4 479,2)
Gross profit		**3 395,2**	3 189,5
Interest received	26	**1 300,7**	1 056,4
Dividends received		**19,1**	17,2
Other revenue	27	**579,5**	511,3
Trading expenses	28	**(3 269,0)**	(2 868,9)
Operating profit before finance charges	28	**2 025,5**	1 905,5
Interest paid	29	**(249,8)**	(120,1)
Income from associate		**–**	0,9
Profit before tax		**1 775,7**	1 786,3
Income tax expense	30	**(564,4)**	(580,2)
Profit for the year		**1 211,3**	1 206,1
Attributable to:			
Equity holders of Foschini Limited		**1 145,8**	1 128,4
Minority interest		**65,5**	77,7
Profit for the year		**1 211,3**	1 206,1
Earnings per ordinary share (cents)			
Basic	31.1	**559,5**	547,0
Diluted	31.2	**553,0**	538,0
Dividend per ordinary share (cents)			
Interim		**118,0**	118,0
Final	15.1	**170,0**	170,0
Total		**288,0**	288,0

GROUP STATEMENT OF CHANGES IN EQUITY

for the years ended 31 March

Foschini Limited and its subsidiaries

	Share capital Rm	Share premium Rm	Treasury shares Rm	Other reserves Rm	Retained earnings Rm	Attributable to equity holders of Foschini Limited Rm	Minority interest Rm	Total equity Rm
Equity at 31 March 2007	3,1	498,7	(685,0)	469,4	3 537,4	**3 823,6**	181,3	**4 004,9**
Total recognised income and expenses for the year	–	–	–	12,4	1 128,4	**1 140,8**	77,7	**1 218,5**
Effective portion of changes in fair value of cash flow hedges*				12,4		**12,4**		**12,4**
Profit for the year					1 128,4	**1 128,4**	77,7	**1 206,1**
Change in degree of control						**–**	119,4	**119,4**
Investment in associate						**–**	(2,7)	**(2,7)**
Profit on dilution of interest in subsidiary					92,1	**92,1**		**92,1**
Share-based payments reserve movements				30,7		**30,7**		**30,7**
Insurance cell reserves movements				1,5		**1,5**		**1,5**
Transfer from dividend reserve				(408,8)	408,8	**–**		**–**
Dividends paid					(592,6)	**(592,6)**	(84,8)	**(677,4)**
Transfer to dividend reserve				408,8	(408,8)	**–**		**–**
Proceeds on delivery of shares by share trust					109,5	**109,5**		**109,5**
Delivery of shares by share trust			215,1		(215,1)	**–**		**–**
Shares purchased by share trust and subsidiary	(0,1)		(760,3)			**(760,4)**		**(760,4)**
Equity at 31 March 2008	3,0	498,7	(1 230,2)	514,0	4 059,7	**3 845,2**	290,9	**4 136,1**
Total recognised income and expenses for the year	–	–	–	(19,5)	1 145,8	**1 126,3**	65,5	**1 191,8**
Effective portion of changes in fair value of cash flow hedges*				(19,5)		**(19,5)**		**(19,5)**
Profit for the year					1 145,8	**1 145,8**	65,5	**1 211,3**
Change in degree of control						**–**	3,4	**3,4**
Share-based payments reserve movements				25,7		**25,7**		**25,7**
Transfer from dividend reserve				(408,8)	408,8	**–**		**–**
Dividends paid					(589,2)	**(589,2)**	(0,6)	**(589,8)**
Transfer to dividend reserve				408,8	(408,8)	**–**		**–**
Proceeds on delivery of shares by share trust					88,3	**88,3**		**88,3**
Delivery of shares by share trust			141,6		(141,6)	**–**		**–**
Equity at 31 March 2009	**3,0**	**498,7**	**(1 088,6)**	**520,2**	**4 563,0**	**4 496,3**	**359,2**	**4 855,5**

* Denotes items recognised directly in equity

GROUP CASH FLOW STATEMENT

for the years ended 31 March

Foschini Limited and its subsidiaries

	Note	**2009 Rm**	2008 Rm
Cash flows from operating activities			
Operating profit before working capital changes	36.1	**945,7**	1 074,2
Increase in working capital	36.2	**(34,2)**	(568,3)
Cash generated by operations		**911,5**	505,9
Increase in private label card receivables		**(248,5)**	(241,6)
(Increase) decrease in loan receivables		**(272,0)**	150,3
Interest received		**1 300,7**	1 056,4
Interest paid		**(249,8)**	(120,1)
Taxation paid	36.3	**(551,3)**	(735,1)
Dividends received		**19,1**	17,2
Dividends paid	36.4	**(589,8)**	(677,4)
Net cash inflows (outflows) from operating activities		**319,9**	(44,4)
Cash flows from investing activities			
Purchase of property, plant and equipment		**(370,6)**	(274,4)
Proceeds from sale of property, plant and equipment		**3,7**	6,4
Acquisition of client list		**(0,2)**	(1,8)
Investment in associate		**–**	(6,1)
Acquisition of Massdiscounters credit business	36.5	**(175,0)**	–
Decrease in participation in export partnerships		**5,8**	10,6
Decrease in staff housing loans		**0,1**	1,6
Proceeds on dilution of interest in subsidiary		**–**	211,5
Net cash outflows from investing activities		**(536,2)**	(52,2)
Cash flows from financing activities			
Shares purchased by share trust and subsidiary		**–**	(760,4)
Proceeds on delivery of shares by share trust		**88,3**	109,5
Increase in minority interest loans		**288,0**	105,5
(Decrease) increase in interest-bearing debt		**(33,3)**	609,2
Net cash inflows from financing activities		**343,0**	63,8
Net increase (decrease) in cash during the year		**126,7**	(32,8)
Cash at the beginning of the year		**169,5**	202,3
Cash at the end of the year		**296,2**	169,5

GROUP SEGMENTAL ANALYSIS

for the years ended 31 March

Foschini Limited and its subsidiaries

	RCS Group		Retail		Consolidated	
	2009 Rm	2008 Rm	**2009 Rm**	2008 Rm	**2009 Rm**	2008 Rm
REVENUE*						
External	**1 020,1**	874,2	**8 968,8**	8 379,4	**9 988,9**	9 253,6
Inter-segment	**–**	–	**–**	–	**–**	–
Total revenue	**1 020,1**	874,2	**8 968,8**	8 379,4	**9 988,9**	9 253,6
SEGMENT RESULT						
Operating profit before finance charges	**397,3**	386,7	**1 628,2**	1 518,8	**2 025,5**	1 905,5
External interest	**(91,3)**	(51,8)	**(158,5)**	(68,3)	**(249,8)**	(120,1)
Inter-segment interest	**(103,5)**	(65,3)	**103,5**	65,3	**–**	–
Interest paid	**(194,8)**	(117,1)	**(55,0)**	(3,0)	**(249,8)**	(120,1)
Profit before tax and income from associate	**202,5**	269,6	**1 573,2**	1 515,8	**1 775,7**	1 785,4
* includes retail turnover, interest received and other income						
SEGMENT ASSETS						
Non-current assets	**2 009,2**	871,0	**1 241,8**	1 126,3	**3 251,0**	1 997,3
Current assets	**623,4**	1 004,6	**4 629,1**	3 898,0	**5 252,5**	4 902,6
Inter-segment assets (liabilities)	**12,9**	12,9	**(12,9)**	(12,9)	**–**	–
Total segment assets	**2 645,5**	1 888,5	**5 858,0**	5 011,4	**8 503,5**	6 899,9
SEGMENT LIABILITIES						
Non-current liabilities	**781,5**	495,7	**1 151,5**	278,4	**1 933,0**	774,1
Current liabilities	**161,8**	120,9	**1 493,2**	1 821,9	**1 655,0**	1 942,8
Inter-segment liabilities (assets)	**918,6**	665,9	**(918,6)**	(665,9)	**–**	–
Total segment liabilities	**1 861,9**	1 282,5	**1 726,1**	1 434,4	**3 588,0**	2 716,9
SEGMENT INFORMATION						
Capital expenditure	**19,1**	27,1	**351,5**	247,3	**370,6**	274,4
Depreciation and amortisation	**13,5**	13,1	**217,6**	191,6	**231,1**	204,7

All retail divisions within the group operate in an established retail market and are therefore considered to be subject to similar risks and rewards.

Segment revenue and expenses

Revenue and expenses that are directly attributable to segments are allocated to those segments.

Those that are not directly attributable to segments are allocated on a reasonable basis.

Segment assets and liabilities

Segment assets include all operating assets used by a segment and consist principally of operating cash, receivables, inventories and property, plant and equipment, net of related allowances and accumulated impairments.

While most such assets can be directly attributable to individual segments, the carrying amount of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities include all operating liabilities, and consist principally of trade payables, salaries and accruals.

Inter-segment transfers

Segment revenue, segment expenses and segment result include transfers between segments.

These transfers occur at market prices and are eliminated on consolidation.

NOTES TO THE FINANCIAL STATEMENTS

for the years ended 31 March

Foschini Limited and its subsidiaries

1 ACCOUNTING POLICIES

Reporting Entity

Foschini Limited (the "company") is a company domiciled in South Africa. The consolidated financial statements of the company as at and for the year ended 31 March 2009 comprise the company and its subsidiaries (together referred to as the "group") and the group's interests in associates.

Basis of Preparation

Statement of Compliance

The consolidated financial statements are prepared in accordance with the group's accounting policies, which comply with International Financial Reporting Standards (IFRS) and have been consistently applied with those adopted in the prior year.

The financial statements were authorised for issue by the directors on 17 June 2009.

Basis of Measurement

The consolidated financial statements are prepared on the going concern and historical cost bases, except where otherwise stated.

Functional and Presentation Currency

The consolidated financial statements are presented in South African Rands, which is the company's functional currency, rounded to the nearest million, unless otherwise stated.

Significant Accounting Policies

The principal accounting policies adopted are set out below:

Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the parent company, its subsidiaries, special-purpose entities (SPE) and associates. The financial statements of subsidiaries are prepared for the consistent reporting period using consistent accounting policies.

Subsidiaries are entities controlled by the group. Control exists when the group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Gains made on dilution of interest in subsidiaries are recognised in equity.

The group has established an SPE in the form of the share incentive trust. The group does not have any direct or indirect shareholding in the share incentive trust. An SPE is consolidated if, based on an evaluation of the substance of its relationship with the group and the SPE's risks and rewards, the group concludes that it controls the SPE. The results of the share incentive trust that in substance is controlled by the group, are consolidated.

Associates are those entities in which the group has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the group holds between 20 and 50 percent of the voting power of another entity. Joint ventures are those entities over whose activities the group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. Associates and jointly controlled entities are accounted for using the equity method (equity accounted investees) and are initially recognised at cost. The group's investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated financial statements include the group's share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of the group, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the group's share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the group has an obligation or has made payments on behalf of the investee.

All intra-group transactions, intra-group balances and any unrealised gains and losses are eliminated on consolidation. Unrealised gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the group's interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

The financial statements of foreign operations are translated in terms of the accounting policy on foreign currencies.

The company's financial statements measure investments in subsidiaries at cost.

Cost of Turnover

Cost of turnover is calculated as the cost of goods sold, including all costs of purchase, costs of conversion, and other costs, including promotional costs incurred in bringing inventories to their present location and condition. Costs of purchase include royalties paid, import duties and other taxes and transport costs. Inventory write-downs are included in cost of sales when recognised.

Foschini Limited and its subsidiaries

1 ACCOUNTING POLICIES CONTINUED

Dividends

Dividends and the related secondary tax on companies are accounted for in the period when the dividend is declared. Dividends declared on equity instruments after the balance sheet date, and the related secondary tax on companies thereon, are accordingly not recognised as liabilities at the balance sheet date. Final dividends declared after the balance sheet date are, however, transferred to a dividend reserve.

Employee Benefits

Short-term employee benefits

The cost of all short-term employee benefits is recognised during the period in which the employee renders the related service. The accruals for employee entitlements to wages, salaries, annual and sick leave represent the amount which the group has a present obligation to pay as a result of employees' services provided to the balance sheet date. The short-term employee benefits have been calculated at undiscounted amounts based on current wage and salary rates.

Other long-term employee benefits

These are employee benefits (other than post-employment benefits and termination benefits) that are not expected to be settled within 12 months after the end of the period in which the employees render the related service.

The group's net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted using market-related rates and the fair value of any related assets is deducted. The calculation is performed using the Projected Unit Credit Method. Any actuarial gains or losses are recognised in profit or loss in the period in which they arise.

Post-employment benefits

The company and its subsidiaries contribute to several defined benefit and defined contribution plans.

Defined contribution plans

Contributions to defined contribution pension, provident and retirement funds are charged against income as incurred.

Defined benefit plans

The Projected Unit Credit Method is used to determine the present value of the defined benefit medical aid obligations and the related current service cost and, where applicable, past service cost. Actuarial gains or losses in respect of defined benefit plans are recognised immediately in income. Past service costs are recognised as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested, past service costs are recognised immediately.

Post-retirement medical aid benefits

Where the company has an obligation to provide post-retirement medical aid benefits to employees, the company recognises the cost of these benefits in the year in which the employees render the services using the same accounting methodology described in respect of defined benefit plans above.

Share-based payment transactions

The group grants share options to certain employees under an employee share plan. The fair value of options granted to employees is recognised as an expense with a corresponding increase in equity. The fair value is measured at the grant date using a binomial option-pricing model and is spread over the option term. Costs incurred in administering the schemes are expensed as incurred.

Expenses

Interest expense

Interest expense comprises interest paid and payable on borrowings calculated using the effective interest rate method. All borrowing costs are recognised as an expense.

Operating lease payments

Leases where the lessor retains the risks and rewards of ownership of the underlying asset are classified as operating leases.

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease.

Contingent rent is expensed as incurred.

Finance Lease Payments

Leases that transfer substantially all the risks and rewards of ownership of the underlying asset to the group are classified as finance leases.

Assets acquired in terms of finance leases are capitalised at the lower of fair value and the present value of the minimum lease payments at inception of the lease, and depreciated over the estimated useful life of the asset. The capital element of future obligations under the leases is included as a liability in the balance sheet.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Financial Instruments

A financial instrument is recognised when the group becomes a party to the contractual provisions of the instrument.

Financial assets are derecognised if the group's contractual rights to the cash flows from the financial assets expire or if the group transfers the financial asset

Foschini Limited and its subsidiaries

to another party without retaining control or substantially all risks and rewards of the asset. Regular way purchases and sales of financial assets are accounted for at trade date, being the date that the group commits itself to purchase or sell the asset. Financial liabilities are derecognised if the group's obligations specified in the contract expire or are discharged or cancelled.

Non-derivative financial instruments

Non-derivative financial instruments recognised on the balance sheet include cash, trade and other receivables, staff housing loans, participation in export partnerships, investments, interest-bearing debt, minority interest loans and trade and other payables.

Measurement

Financial instruments are initially recognised at fair value. For those instruments not measured at fair value through profit and loss, directly attributable transaction costs are included on initial measurement. Subsequent to initial recognition financial instruments are measured as described below.

Cash

Cash is measured at amortised cost, based on the relevant exchange rates at balance sheet date. Outstanding cheques are included in trade and other payables and added back to cash balances included in the balance sheet. Cash comprises cash on hand and amounts held on deposit at financial institutions.

Available-for-sale financial assets

Listed investments classified as available-for-sale financial assets are carried at fair value, which is market value calculated by reference to stock exchange-quoted selling prices at the close of business on the balance sheet date, after taking into account any impairment losses. Unlisted investments are shown at fair value, which is determined by the directors using appropriate valuation bases (after taking into account any impairment losses), unless their fair value cannot be reliably determined, in which case they are shown at cost less accumulated impairment losses. Currently the group does not have any available-for-sale financial assets.

Loans and receivables

The preference share investment, staff housing loans, loan receivables, private label card receivables, trade receivables – retail and participation in export partnerships are classified as loans and receivables and are carried at amortised cost using the effective interest method, less accumulated impairment losses. Amortised cost for the group's participation in export partnerships is the group's cost of original participation less principal subsequent repayments received, plus the cumulative amortisation of the difference between the initial amount and the maturity amount, less any writedown for impairment of uncollectability. The fair value of loans and receivables, determined for disclosure purposes, is estimated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

Financial liabilities measured at amortised cost

Non-derivative financial liabilities, including interest-bearing debt, minority interest loans and trade and other payables, are recognised at amortised cost, comprising original debt less principal payments and plus amortisations.

The fair value of non-derivative financial liabilities, determined for disclosure purposes, is estimated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

Derivative financial instruments

The group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, the group does not hold or issue derivative financial instruments for trading purposes.

Derivative financial instruments are subsequently measured at fair value, with the gain or loss on remeasurement being recognised immediately in profit or loss. However, where derivatives qualify for hedge accounting, recognition of any gain or loss depends on the nature of the hedge (refer hedging accounting policy).

The fair value of interest rate swaps is the estimated amount that the group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties.

The fair value of forward exchange contracts is the present value of their forward price.

Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognised as a deduction from equity, net of any tax effects.

Preference share capital

Preference share capital is classified as equity. Dividends thereon are recognised as distributions within equity.

Gains and losses on subsequent measurement

All fair value gains and losses on subsequent measurement of financial instruments are recognised in profit or loss, except for hedged instruments and available-for-sale assets. Hedged instruments are accounted for as described in the hedging accounting policy. Gains and losses arising from available-for-sale financial assets are recognised directly in equity, except for impairment losses and foreign exchange gains and losses on available-for-sale monetary items which are recognised in the income statement. When an investment classified as available-for-sale is derecognised, the cumulative gain or loss in equity is transferred to profit or loss.

Foschini Limited and its subsidiaries

1 ACCOUNTING POLICIES CONTINUED

Offset

Financial assets and financial liabilities are offset and the net amount reported in the balance sheet when the group has a legally enforceable right to set off the recognised amounts, and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Foreign Currencies

The functional currency of each entity within the group is determined based on the currency of the primary economic environment in which that entity operates.

Foreign currency transactions

Transactions in currencies other than the entity's functional currency are translated at the rates of exchange ruling on the transaction date.

Monetary assets and liabilities denominated in such currencies are translated at the rates ruling at the balance sheet date. Foreign currency gains and losses arising on translation are recognised in profit or loss, except for differences arising on the translation of available-for-sale equity instruments, which are recognised directly in equity.

Non-monetary assets and liabilities denominated in such currencies are translated using the exchange rate at the date of the transaction.

Foreign operations

As at the balance sheet date, the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into the presentation currency of the group at the rate of exchange ruling at the balance sheet date and their income statements are translated at the exchange rates at the dates of the transactions or the average rates if it approximates the actual rates.

Gains and losses arising on translation of the assets, liabilities, income and expenses of foreign operations are recognised directly in equity as a foreign currency translation reserve.

Goodwill

All business combinations are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries, associates and joint ventures and is the difference between the cost of the acquisition and the group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree. When the difference is negative (negative goodwill), it is recognised immediately in profit or loss.

Goodwill is measured at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is not amortised but is tested annually for impairment and whenever there is an indication of impairment.

In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment.

Hedging

Gains and losses from remeasuring the hedging instruments relating to a fair value hedge at fair value are recognised immediately in profit or loss.

To the extent that they are effective, gains and losses from remeasuring the hedging instruments relating to a cash flow hedge to fair value are initially recognised directly in equity. If the hedged firm commitment or forecast transaction results in the recognition of a non-financial asset or a liability, the cumulative amount recognised in equity up to the transaction date is adjusted against the initial measurement of the asset or liability. For other cash flow hedges, the cumulative amount recognised in equity is included in net profit or loss in the period when the commitment or forecast transaction affects profit or loss. The ineffective portion of any gain or loss is recognised immediately in the income statement.

Where the hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative unrealised gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to occur, the cumulative unrealised gain or loss is recognised in the income statement immediately.

Impairment of Assets

Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its current fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining

Foschini Limited and its subsidiaries

financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognised in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognised previously in equity is transferred to profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognised directly in equity.

Non-financial assets

The carrying values of the group's non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset's recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, recoverable amount is estimated at each reporting date.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. A cash-generating unit is the smallest identifiable asset group that generates cash inflows that are largely independent of the cash inflows from other assets or asset groups. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Inventories

Inventories are measured at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less selling expenses.

The cost of inventories is based on the first-in-first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their present location and condition.

Property, Plant and Equipment

Items of property, plant and equipment are measured at cost or deemed cost less accumulated depreciation and accumulated impairment losses. The cost of self-constructed assets includes the cost of materials, direct labour, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located.

Cost includes expenditures that are directly attributable to the acquisition of the asset.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Certain items of property, plant and equipment that had been revalued to fair value on or prior to transition to IFRS, are measured on the basis of deemed cost, being the fair value at the date of transition.

Property, plant and equipment are depreciated on a straight-line basis over the periods of their estimated useful lives, at the following rates per annum:

Shopfittings	20%
Passenger vehicles	20%
Commercial vehicles	25%
Computers and related equipment	20% – 33%
Furniture and fittings	16,67%
Buildings	3,33%

Land is not depreciated.

Depreciation methods, useful lives and residual values are reassessed at each reporting date.

The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the group, and its cost can be measured reliably. The carrying amount of the replaced part is derecognised. The day-to-day servicing costs of property, plant and equipment are recognised in profit or loss as incurred.

Gains or losses on the disposal of property, plant and equipment are credited or charged to income. The profit or loss is the difference between the net disposal proceeds and the carrying amount of the asset.

Foschini Limited and its subsidiaries

1 ACCOUNTING POLICIES CONTINUED

Intangible Assets

Intangible assets that are acquired by the group, which have finite useful lives, are measured at cost less accumulated amortisation and accumulated impairment losses.

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognised in profit or loss as incurred.

Amortisation for intangible assets with finite useful lives is recognised in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The estimated useful lives for the current and comparative periods are as follows:

Client lists	50%

Provisions

A provision is recognised in the balance sheet when the group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Revenue Recognition

Turnover

Turnover represents the invoiced value of retail sales, excluding intra-group sales and Value Added Tax. Sales are recognised when significant risks and rewards of ownership are transferred to the buyer, there is no continuing management involvement with the goods, the amount of revenue can be measured reliably, costs and possible return of goods can be measured reliably and receipt of the future economic benefits is probable.

Revenue is measured at the fair value of the consideration received or receivable, net of returns and allowances, discounts and rebates.

Interest received

Interest is recognised on a time-proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is probable that such income will accrue to the group.

Dividends received

Dividends received on equity instruments are recognised when the right to receive payment is established.

Merchants' commission

Commission income is recognised when the related transaction on which the commission is earned has been concluded.

Club income

Club income is recognised in the income statement when due.

Insurance income

Insurance income is recognised in the income statement when due and no further services are required.

Taxation

Income tax expense comprises current and deferred tax.

Income tax expense is charged to the income statement except to the extent that it relates to a transaction that is recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected taxation payable, calculated on the basis of taxable income for the year, using the tax rates enacted or substantively enacted at the balance sheet date, and any adjustment of taxation payable for previous years.

Deferred taxation is recognised using the balance sheet method, to take into account the effect of temporary differences between the tax base of an asset or liability and its balance sheet carrying amount. Deferred tax is not recognised for the following temporary differences: the initial recognition of goodwill; the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit; and differences relating to investments in subsidiaries and associates to the extent that they probably will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis, or their tax assets and liabilities will be realised simultaneously.

Deferred taxation assets are recognised for all deductible temporary differences and assessed losses to the extent that it is probable that taxable profit will be available against which such deductible temporary differences and assessed losses can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Foschini Limited and its subsidiaries

Secondary taxation on companies is provided in respect of dividend payments or declarations, net of dividends received or receivable, and is recognised as a tax charge in the year in which the related dividend is declared and the liability to pay the related dividend is recognised.

Earnings Per Share

The group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is calculated by dividing the profit or loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding, adjusted for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

Treasury Shares

Foschini Limited shares purchased and held by subsidiaries are classified as treasury shares and are presented as a reduction of equity.

Dividends received on treasury shares are eliminated on consolidation.

Gains or losses on disposal of treasury shares are accounted for directly in equity.

Issued and weighted average numbers of shares are reduced by treasury shares for earnings per share purposes.

Segmental Reporting

The group is primarily a retailer of fashion goods, sports apparel, jewellery, cosmetics, cell phones and homeware with significant business interests in the financial services industry. On a primary basis, the company is organised into two major operating divisions:

- Retail – comprising the group's various trading divisions; and
- RCS Group – comprising RCS Personal Loans, RCS Cards and RCS Private Label Cards.

The group operates solely in the southern African market and accordingly has not identified any secondary segments.

Inter-segment pricing is determined on an arm's length basis.

Segment results include revenue and expenses directly attributable to a segment and the relevant portion of enterprise revenue and expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other group segments. Segment results are determined before any adjustments for minority interest and taxation.

Segment assets and liabilities comprise those operating assets and liabilities, excluding taxation, that are directly attributable to the segment or can be allocated to the segment on a reasonable basis. Segment assets are determined after deducting related allowances that are reported as direct offsets in the group's balance sheet.

Segment capital expenditure represents the total costs incurred during the period to acquire segment assets that are expected to be used during more than one period, namely, property, plant and equipment, and intangible assets other than goodwill.

Significant Judgements

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

Significant areas of estimation, uncertainty and critical judgements made in applying the group's accounting policies, that potentially have a significant effect on the amounts recognised in the financial statements are as follows:

Trade receivables impairment

Trade receivables are disclosed net of any accumulated impairment losses. The calculation of the impairment amount is performed using the internationally-recognised Markov model. The Markov model uses delinquency roll rates on customer balances to determine the inherent bad debt in a debtors' book. The directors believe that the application of the Markov model results in trade receivables balances being measured reliably.

Inventory valuation

Inventory is valued at the lower of cost and net realisable value. Historic information with respect to sales trends is used to quantify the expected markdown between the estimated net realisable value and the original cost.

Other

Further estimates and judgements are made relating to residual values, useful lives and depreciation methods; goodwill impairment tests (refer note 3); estimating the fair value of share options granted (refer note 33.1); and pension fund and employee obligations (refer note 33).

Foschini Limited and its subsidiaries

	2009 Rm	2008 Rm
2. PROPERTY, PLANT AND EQUIPMENT		
Land and buildings		
At deemed cost	**257,1**	257,1
Accumulated depreciation	**(64,2)**	(58,1)
Carrying value at the end of the year	**192,9**	199,0
Shopfittings, vehicles, computers and furniture and fittings		
At cost	**2 112,7**	1 781,5
Accumulated depreciation	**(1 324,3)**	(1 133,1)
Carrying value at the end of the year	**788,4**	648,4
Total		
At cost/deemed cost	**2 369,8**	2 038,6
Accumulated depreciation	**(1 388,5)**	(1 191,2)
Carrying value at the end of the year	**981,3**	847,4

Analysis of movements

	Land and buildings	Shopfittings, vehicles, computers and furniture and fittings	**Total**
Carrying value at the beginning of the year	199,0	648,4	**847,4**
Additions	–	370,6	**370,6**
Disposals	–	(6,8)	**(6,8)**
Depreciation	(6,1)	(223,8)	**(229,9)**
Carrying value at the end of the year	192,9	788,4	**981,3**

None of the group's assets is in any way encumbered.

Registers of the land and buildings are available for inspection at the head office of the company at Parow East.

Foschini Limited and its subsidiaries

	2009 Rm	2008 Rm
3. GOODWILL AND INTANGIBLE ASSETS		
Goodwill		
At cost	**40,6**	27,0
Accumulated impairment losses	**–**	–
Carrying value at the end of the year	**40,6**	27,0
Intangible asset on acquisition of Instinct brand		
At cost	**1,6**	1,6
Accumulated amortisation	**–**	–
Carrying value at the end of the year	**1,6**	1,6
Intangible asset on acquisition of client lists		
At cost	**6,4**	6,2
Accumulated amortisation	**(5,4)**	(4,0)
Carrying value at the end of the year	**1,0**	2,2
Total		
At cost	**48,6**	34,8
Accumulated impairment losses/amortisation	**(5,4)**	(4,0)
Carrying value at the end of the year	**43,2**	30,8

	Goodwill	Intangible asset on acquisition of Instinct brand	Intangible asset on acquisition of client lists	**Total**
Carrying value at the beginning of the year	27,0	1,6	2,2	**30,8**
Additions	13,6	–	0,2	**13,8**
Impairment losses/amortisation	–	–	(1,4)	**(1,4)**
Carrying value at the end of the year	40,6	1,6	1,0	**43,2**

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable assets, liabilities and contingent liabilities acquired through business combinations.

The Instinct brand intangible asset represents registered rights to the exclusive use of certain trademarks and brand names.

The client lists are name lists purchased by the RCS Group which are used to invite individuals to apply for loans.

Indefinite life goodwill is tested annually for impairment and as soon as there is an indication of impairment.

Foschini Limited and its subsidiaries

	2009 Rm	2008 Rm

3. GOODWILL AND INTANGIBLE ASSETS CONTINUED

Impairment testing of indefinite life goodwill

Goodwill acquired through business combinations has been allocated to four individual cash-generating units as follows:

	2009 Rm	2008 Rm
Totalsports	**9,3**	9,3
RCS Personal Finance	**17,7**	17,7
Massdiscounters credit business	**7,5**	–
Effective Intelligence	**6,1**	–
	40,6	27,0

The recoverable amount of all cash-generating units has been determined based on a value-in-use calculation,using cash flow projections which cover a three-year period. The cash flows have been discounted at a rate of 10%.

The following significant assumptions have been applied when reviewing the goodwill impairment:

- asset values were based on the carrying amounts for the financial period;
- future expected profits were estimated using historical information and approved budgets;
- Totalsports' sales growths and gross margins were based on historical performance, while costs were assumed to grow in line with expansion and expectation of inflation;
- RCS Personal Finance projections were based on historical performance as well as anticipated growth in advances and expectations of future interest rates;
- Massdiscounters receivables projections were based on historical performance as well as anticipated book growth and expectations of future interest rates; and
- Effective Intelligence sales growths and gross margins were based on historical performance, while costs were assumed to grow in line with inflation.

4. PREFERENCE SHARE INVESTMENT

Loans and receivables

	2009 Rm	2008 Rm
Cumulative preference shares	**200,0**	200,0

Comprises an investment of R200 million, redeemable from 25 August 2011, with dividends payable biannually on 15 December and 15 June.

This investment earns dividends at a rate of 63% of prime compounded semi-annually.

The group's management of and exposure to credit and market risk is disclosed in notes 21 and 22.

5. STAFF HOUSING LOANS

Loans and receivables

	2009 Rm	2008 Rm
Staff housing loans	**1,4**	2,0
Deduct amount to be repaid within one year, included in other receivables and prepayments	**0,2**	0,7
	1,2	1,3

Housing loans made to employees are secured by mortgage bonds, bear interest at varying rates linked to prime, and are repayable over varying periods, not exceeding 20 years.

The group's management of and exposure to credit and market risk is disclosed in notes 21 and 22.

Foschini Limited and its subsidiaries

	2009 Rm	2008 Rm
6. PRIVATE LABEL CARD RECEIVABLES		
Loans and receivables		
Private label card receivables	**1 484,4**	1 068,3
Deduct amount to be repaid within one year, included in current assets	**1 051,1**	815,3
	433,3	253,0

Private label card receivables comprise a number of individual unsecured revolving card accounts, which attract interest at variable rates as per the National Credit Act. The effective interest rate on these receivables for the year under review is 32,3% (2008: 35,3%). The amounts are repayable over periods not exceeding two years.

There is a cession over these receivables in favour of The Standard Bank of South Africa Limited (SBSA) and Foschini Retail Group (Proprietary) Limited jointly in relation to their respective funding. Refer note 18.

The group's management of and exposure to credit and market risk is disclosed in notes 21 and 22.

7. LOAN RECEIVABLES

	2009 Rm	2008 Rm
Loans and receivables		
Loan receivables	**988,2**	716,2
Deduct amount to be repaid within one year, included in current assets	**101,8**	148,9
	886,4	567,3

Loan receivables comprise a number of individual unsecured loans. The loans bear interest at fixed rates determined on the initial advance of the loan based on the risk profile of the customer. The effective rate of interest earned during the year under review is 33,9% (2008: 36,7%). These loans are repayable over periods not exceeding five years.

There is a cession over these receivables in favour of The Standard Bank of South Africa Limited (SBSA) and Foschini Retail Group (Proprietary) Limited jointly in relation to their respective funding. Refer note 18.

The group's management of and exposure to credit and market risk is disclosed in notes 21 and 22.

8. PARTICIPATION IN EXPORT PARTNERSHIPS

	2009 Rm	2008 Rm
Loans and receivables		
Certain subsidiary companies participated in various export partnerships, whose business was the purchase and export sale of containers. The partnerships bought and sold the containers in terms of long-term suspensive purchase and credit sale agreements respectively, with repayment terms usually over a 10- to 15-year period.	**94,7**	100,5
Deduct amount to be repaid within one year, included in current assets	**6,9**	8,0
	87,8	92,5

The group's management of and exposure to credit and market risk is disclosed in notes 21 and 22.

Foschini Limited and its subsidiaries

	2009 Rm	2008 Rm
9. DEFERRED TAXATION		
Balance at 1 April	**18,0**	32,9
Prior year under (over) provision	**2,2**	(16,1)
Rate change	**–**	(0,8)
Amounts recognised directly in equity		
Consolidation of associate not previously recognised	**1,3**	–
Foreign currency and financial instrument reserve movements	**9,1**	–
Current year movement in temporary differences		
Secondary tax on companies	**–**	(3,3)
Operating leases	**(29,0)**	2,1
Working capital allowances	**(8,5)**	(0,8)
Capital allowances	**(1,7)**	(6,6)
Restraint of trade payments	**(2,8)**	2,8
Export partnerships (refer note 8)	**6,6**	7,8
Assessed loss	**15,4**	–
At 31 March	**10,6**	18,0
Arising as a result of:		
Deferred tax assets		
Foreign currency and financial instrument reserve movements	**9,1**	–
Operating leases	**11,1**	36,0
Working capital allowances	**118,0**	154,1
Capital allowances	**2,6**	(22,7)
Restraint of trade payments	**4,2**	7,0
Trademarks	**0,1**	0,1
Assessed loss	**15,4**	–
Deferred taxation asset	**160,5**	174,5
Deferred tax liability		
Capital allowances	**(47,4)**	(17,1)
Working capital allowances	**(3,1)**	(33,4)
Export partnerships (refer note 8)	**(99,4)**	(106,0)
Deferred taxation liability	**(149,9)**	(156,5)
Total deferred taxation	**10,6**	18,0

In the event that the total available distributable reserves of R5 083,2 (2008: R4 573,7) million were declared as a dividend to shareholders the related secondary tax on companies would amount to R462,1 (2008: R415,8) million.

Foschini Limited and its subsidiaries

	2009 Rm	2008 Rm
10. INVENTORY		
Merchandise	**1 433,0**	1 227,5
Raw materials	**55,2**	32,8
Goods in transit	**12,9**	10,0
Shopfitting stock	**18,1**	15,1
Consumables	**5,7**	4,6
	1 524,9	1 290,0
Inventory writedowns included above	**79,2**	69,9
11. TRADE RECEIVABLES – RETAIL		
Loans and receivables		
6-month revolving credit	**1 136,0**	1 356,2
12-month extended credit	**1 610,3**	1 089,4
	2 746,3	2 445,6

The effective rate of interest earned on the above receivables during the year under review is 18,8% (2008: 15,3%).

The group's management of and exposure to credit and market risk is disclosed in notes 21 and 22.

	2009 Rm	2008 Rm
12. CASH		
Bank balances	**296,2**	169,5



Foschini Limited and its subsidiaries

			2009 Rm	2008 Rm

13. SHARE CAPITAL

13.1 Authorised

			2009 Rm	2008 Rm
200 000 (2008: 200 000) 6,5% cumulative preference shares of R2 each			**0,4**	0,4
600 000 000 (2008: 600 000 000) ordinary shares of 1,25 cents each			**7,5**	7,5
			7,9	7,9

13.2 Issued

	Number of shares 2009	Number of shares 2008	**2009 Rm**	2008 Rm
Ordinary share capital				
Ordinary shares of 1,25 cents each				
Total in issue – company and group	**240 498 241**	240 498 241	**3,0**	3,0
Shares held by subsidiary	**(24 049 824)**	(24 049 824)	**(0,3)**	(0,3)
Shares held by share incentive trust	**(9 092 806)**	(11 883 952)	**(0,1)**	(0,1)
Balance at the end of the year – company	**240 498 241**	240 498 241	**3,0**	3,0
Balance at the end of the year – group	**207 355 611**	204 564 465	**2,6**	2,6
Preference share capital				
200 000 (2008: 200 000) 6,5% cumulative preference shares of R2 each			**0,4**	0,4
Total issued share capital – company			**3,4**	3,4
Total net issued share capital – group			**3,0**	3,0

13.3 Dividends

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. Holders of the cumulative preference shares receive a cumulative dividend of 6,5 cents per share at interim (September) and year-end (March) of each year.

13.4 Unissued

In terms of the provisions of the Companies Act No 61 of 1973, and limited to the issuing of shares in terms of the company's obligations under the staff share incentive schemes, the unissued ordinary shares are under the control of the directors only until the forthcoming annual general meeting.

Foschini Limited and its subsidiaries

13. SHARE CAPITAL CONTINUED

13.5 Directors' interest

At 31 March 2009, the directors had the following interests in the company's issued shares:

	Shares 000's	Options exercised 000's	Share appreciation rights accepted 000's	Price per share R	Year of delivery	**2009 Total 000's**	2008 Total 000's
Non-executive							
E Osrin (beneficial)#	105,0	–	–	–	–	**105,0**	105,0
D M Nurek (non-beneficial)	10,0	–	–	–	–	**10,0**	10,0
F Abrahams	–	–	–	–	–	**–**	–
S E Abrahams	–	–	–	–	–	**–**	–
W V Cuba	–	–	–	–	–	**–**	–
K N Dhlomo	–	–	–	–	–	**–**	–
N H Goodwin (beneficial)**	n/a	–	–	–	–	**–**	27,0
N V Simamane	–	–	–	–	–	**–**	–
	115,0	–	–			**115,0**	142,0
M Lewis (beneficial)	222,1	–	–	–	–	**222,1**	222,1
M Lewis (non-beneficial)	15 904,1	–	–	–	–	**15 904,1**	14 932,6
	16 126,2	–	–			**16 126,2**	15 154,7
D M Polak (beneficial)	2 212,0	–	–	–	–	**2 212,0**	2 273,8
D M Polak (non-beneficial)	212,0	–	–	–	–	**212,0**	212,0
D M Polak	–	–	–	36,00	2009	**–**	200,0
D M Polak	–	–	–	60,95	2009	**–**	150,0
D M Polak	–	200,0	–	36,00	2011	**200,0**	200,0
D M Polak	–	150,0	–	60,95	2011	**150,0**	150,0
D M Polak	–	150,0	–	60,95	2013	**150,0**	150,0
	2 424,0	500,0	–			**2 924,0**	3 335,8
Total non-executive	18 665,2	500,0	–			**19 165,2**	18 632,5

Mr E Osrin retired from his position as chairman and non-executive director on 31 March 2009.

** Mr N H Goodwin retired as a non-executive director on 3 September 2008.

Foschini Limited and its subsidiaries

13. SHARE CAPITAL CONTINUED

13.5 Directors' interest continued

	Shares 000's	Options exercised 000's	Share appreciation rights accepted 000's	Price per share R	Year of delivery	**2009 Total 000's**	2008 Total 000's
Executive							
A D Murray (beneficial)	1 140,7	–	–	–	–	**1 140,7**	1 035,8
A D Murray (non-beneficial)	137,6	–	–	–	–	**137,6**	137,6
A D Murray	–	–	–	9,70	2009	**–**	200,0
A D Murray	–	–	–	60,95	2009	**–**	133,3
A D Murray	–	–	–	36,00	2009	**–**	116,7
A D Murray	–	123,3	–	18,80	2010	**123,3**	123,3
A D Murray	–	166,7	–	16,60	2010	**166,7**	166,7
A D Murray	–	83,3	–	60,55	2010	**83,3**	83,3
A D Murray	–	133,3	–	60,95	2011	**133,3**	133,3
A D Murray	–	116,7	–	36,00	2011	**116,7**	116,7
A D Murray	–	83,3	–	60,55	2012	**83,3**	83,3
A D Murray	–	133,3	–	60,95	2013	**133,3**	133,3
A D Murray	–	83,3	–	60,55	2014	**83,3**	83,3
	1 278,3	923,2	–			**2 201,5**	2 546,6
A D Murray			555,0	41,87	2011	**555,0**	–
A D Murray			250,0	40,00	2012	**250,0**	–
A D Murray			275,0	42,28	2012	**275,0**	–
			1 080,0			**1 080,0**	–

Foschini Limited and its subsidiaries

13. SHARE CAPITAL CONTINUED

13.5 Directors' interest continued

	Shares 000's	Options exercised 000's	Share appreciation rights accepted 000's	Price per share R	Year of delivery	**2009 Total 000's**	2008 Total 000's
R Stein (beneficial)	600,8	–	–	–	–	**600,8**	600,8
R Stein (non-beneficial)	275,7	–	–	–	–	**275,7**	275,7
R Stein	–	–	–	36,00	2009	**–**	90,0
R Stein	–	–	–	9,70	2009	**–**	143,3
R Stein	–	–	–	60,95	2009	**–**	76,7
R Stein	–	93,3	–	18,80	2010	**93,3**	93,3
R Stein	–	116,7	–	16,60	2010	**116,7**	116,7
R Stein	–	90,0	–	36,00	2011	**90,0**	90,0
R Stein	–	76,7	–	60,95	2011	**76,7**	76,7
R Stein	–	76,7	–	60,95	2013	**76,7**	76,7
	876,5	453,4	–			**1 329,9**	1 639,9
R Stein			225,0	41,87	2011	**225,0**	–
R Stein			130,0	40,00	2012	**130,0**	–
R Stein			130,0	42,28	2012	**130,0**	–
			485,0			**485,0**	–
Total executive	2 154,8	1 376,6				**3 531,4**	4 186,5
Total executive share appreciation rights			1 565,0			**1 565,0**	–
Total	20 820,0	1 876,6	–			**22 696,6**	22 819,0
Total share appreciation rights			1 565,0			**1 565,0**	–

\# Mr E Osrin retired from his position as chairman and non-executive director on 31 March 2009.

** Mr N H Goodwin retired as a non-executive director on 3 September 2008.

The following changes have taken place since 31 March 2009:

1 Mr P S Meiring was appointed as an executive director on 1 April 2009.

2 The indirect non-beneficial holding of Mr M Lewis reduced by 888 500 shares due to a sale during June 2009.

Aside from the above, no further changes have been advised since 31 March 2009.

NOTES TO THE FINANCIAL STATEMENTS CONTINUED
for the years ended 31 March

Foschini Limited and its subsidiaries

14. TREASURY SHARES

In terms of a special resolution passed at the annual general meeting of the company on 3 September 2008 shareholders renewed the approval, as a general authority, of the acquisition by the company or any of its subsidiaries, of the issued ordinary shares of the company, not exceeding 20% in aggregate in any one financial year. The general authority is subject to the Listings Requirements of the JSE Limited and the Companies Act No. 61 of 1973 of South Africa as amended, and is valid only until the company's next annual general meeting.

	Number of shares	
	2009	2008
Foschini Stores (Proprietary) Limited	**24 049 824**	16 877 827
The Foschini Share Incentive Trust	**11 883 952**	11 667 877
Balance at the beginning of the year	**35 933 776**	28 545 704
Foschini Stores (Proprietary) Limited	**–**	7 171 997
The Foschini Share Incentive Trust	**–**	5 307 620
Shares purchased during the year	**–**	12 479 617
The Foschini Share Incentive Trust	**(2 791 146)**	(5 091 545)
Shares delivered during the year	**(2 791 146)**	(5 091 545)
Foschini Stores (Proprietary) Limited	**24 049 824**	24 049 824
The Foschini Share Incentive Trust	**9 092 806**	11 883 952
Balance at the end of the year	**33 142 630**	35 933 776

As at 31 March 2009 a subsidiary, Foschini Stores (Proprietary) Limited, held 24 049 824 (2008: 24 049 824) shares, representing 10,0% (2008: 10,0%) of the company's share capital. The Foschini Share Incentive Trust held 9 092 806 (2008: 11 883 952) shares, representing 3,8% (2008: 4,9%) of the company's share capital.



Foschini Limited and its subsidiaries

15. RESERVES

15.1 Dividend reserve

A liability for cash dividends and the related secondary taxation on companies (STC) charge is recognised in the period when the dividend is declared. An amount equal to dividends declared subsequent to the balance sheet date is transferred to the dividend reserve.

A final dividend of 170,0 (2008:170,0) cents per ordinary share was declared on 28 May 2009 payable on 13 July 2009. This will give rise to STC of R30,9 million (2008: R33,7 million) (net of relevant STC credits).

No liability has been raised, as this dividend was declared subsequent to the balance sheet date.

	2009 Rm	2008 Rm
Balance at 1 April	**408,8**	408,8
Transfer from dividend reserve to distributable earnings	**(408,8)**	(408,8)
Transfer to dividend reserve from distributable earnings	**408,8**	408,8
Balance at 31 March	**408,8**	408,8

15.2 Hedging (deficit) reserve

The hedging (deficit) reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

	2009 Rm	2008 Rm
Balance at 1 April	**12,1**	(0,3)
Unrealised (loss) gain on hedging instruments	**(19,5)**	12,4
Balance at 31 March	**(7,4)**	12,1

15.3 Share-based payments reserve

This comprises the cumulative fair value of options granted to employees after 7 November 2002.

	2009 Rm	2008 Rm
Balance at 1 April	**91,6**	60,9
Share-based payment reserve movement	**25,7**	30,7
Balance at 31 March	**117,3**	91,6

15.4 Insurance cell reserves

As the insurance cells are defined as short-term insurers, they are required in terms of the provisions of the Short-Term Insurance Act No. 53 of 1998 to maintain a contingency reserve for adverse claims development. This reserve is calculated at a minimum of 10,0% of net written premium as defined in the legislation.

No distribution of this reserve can be made without the prior approval of the Registrar of Short-Term Insurance.

	2009 Rm	2008 Rm
Balance at 1 April	**1,5**	–
Transfer to reserves	**–**	1,5
Balance at 31 March	**1,5**	1,5

Foschini Limited and its subsidiaries

16. MINORITY INTEREST

The Standard Bank of South Africa Limited (SBSA) has a 45% shareholding in the RCS Group.

Certain other minorities have insignificant shareholdings in two other entities which are majority-owned by the group.

	2009 Rm	2008 Rm
17. INTEREST-BEARING DEBT		
Non-current		
Unsecured fluctuating loans in terms of long-term bank facilities at prevailing interest rates	**937,4**	172,2
Current	**402,5**	1 201,0

Included in interest-bearing debt is an amount of R900,0 (2008: R100,0) million which bears interest at fixed rates.

The group's borrowing powers in terms of the articles of association of the company are unlimited.

The group's management of and exposure to market and cash flow and liquidity risk is disclosed in notes 21 and 22.

18. MINORITY INTEREST LOANS

	2009 Rm	2008 Rm
Non-current		
The Standard Bank of South Africa Limited (SBSA)	**778,9**	495,2
Other minorities	**4,3**	–
	783,2	495,2

The amount advanced by SBSA to RCS Investment Holdings (Proprietary) Limited (RCSIH) and its subsidiaries is in terms of a funding agreement between the parties. This funding agreement is not subject to any guarantee or security from Foschini Limited or any of its subsidiaries except RCSIH and accordingly can only be repaid out of the cash flows of RCSIH and its subsidiaries. Refer notes 6 and 7.

19. POST-RETIREMENT DEFINED BENEFIT PLAN

	2009 Rm	2008 Rm
Post-retirement medical aid		
Balance at 1 April	**84,1**	84,1
Increase in liability	**–**	–
Balance at 31 March	**84,1**	84,1

Further details in respect of post-retirement medical aid benefits are included in note 33.5.

20. TRADE AND OTHER PAYABLES

	2009 Rm	2008 Rm
Financial liabilities		
Trade payables	**881,9**	478,4
Other liabilities		
VAT payable	**–**	12,1
Other payables and accruals	**370,6**	251,3
	1 252,5	741,8

The group's management of and exposure to market and cash flow and liquidity risk is disclosed in notes 21 and 22.

Foschini Limited and its subsidiaries

21. FINANCIAL RISK MANAGEMENT

21.1 Overview

The group has exposure to the following risks from its use of financial instruments:

- credit risk;
- cash flow and liquidity risk; and
- market risk.

This note presents information about the group's exposure to each of the above risks and the group's objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these consolidated financial statements.

The board of directors has overall responsibility for the establishment and oversight of the group's risk management framework. The board has established the risk committee, which is responsible for developing and monitoring the group's risk management policies. The committee reports quarterly to the board of directors on its activities.

The group's risk management policies are established to identify and analyse the risks faced by the group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the group's activities. The group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The group audit committee oversees how management monitors compliance with the group's risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the group. The group audit committee is assisted in its oversight role by internal audit. Internal audit undertakes both regular and ad-hoc reviews of risk management controls and procedures, the results of which are reported to the audit committee.

21.2 Credit risk

Credit risk is the risk of financial loss to the group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises on trade receivables – retail, cash, investments, participation in export partnerships, staff housing loans, loan receivables and private label card receivables.

Trade receivables – retail

The group's exposure to credit risk is influenced mainly by the individual characteristics of each customer. There is no concentration of credit risk.

The risk arising on trade receivables – retail is managed through a stringent group policy on the granting, continual review and monitoring of credit sales. The group has established a credit policy under which each new customer is analysed individually for creditworthiness before payment terms and conditions are offered. A credit facility is established for each customer, which represents the maximum open amount without requiring approval from the risk management committee; these limits are reviewed annually.

The group does not require collateral in respect of trade and other receivables.

The group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. The allowance is calculated using the internationally-recognised Markov model. The Markov model uses delinquency roll rates on customer balances to determine the inherent bad debt in a debtors' book.

The board of directors believe that the application of the Markov model results in trade receivables balances being measured fairly.

Cash and investments

The group limits its exposure to credit risk through dealing with well-established financial institutions with high credit standing, and thus management does not expect any counterparty to fail to meet its obligations. The group does not consider there to be any significant concentration of credit risk in respect of which adequate impairment has not been raised.

Participation in export partnerships

A company listed on the JSE Limited has warranted certain important cash flow aspects of the subsidiary companies' participation in export partnerships. The group does not consider there to be any significant concentration of credit risk in respect of which adequate impairment has not been raised.

Foschini Limited and its subsidiaries

21. FINANCIAL RISK MANAGEMENT CONTINUED

21.2 Credit risk continued

Staff housing loans, loan receivables and private label card receivables

The group limits its exposure to credit risk through a stringent group policy on the granting, continual review and monitoring of loan advances. The group does not consider there to be any significant concentration of credit risk in respect of which adequate impairment has not been raised.

21.3 Cash flow and liquidity risk

Liquidity risk is the risk that the group will not be able to meet its financial obligations as they fall due. The group's approach to managing liquidity is to ensure that it will always have sufficient cash flow to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the group's reputation.

This risk is managed through cash flow forecasts, the optimisation of daily cash management and by ensuring that adequate borrowing facilities are maintained. In terms of the articles of association, the group's borrowing powers are unlimited.

21.4 Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the group's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, whilst optimising the return.

The group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, the group does not hold or issue derivative financial instruments for trading purposes.

Currency risk

The group is exposed to currency risk as operating subsidiaries undertake transactions that are denominated in foreign currencies. These currencies are the euro, US Dollars (USD) and Sterling (GBP).

At any point in time it is the group's intention to hedge all its estimated foreign currency exposure in respect of forecast purchases over the following six months. The group uses forward exchange contracts to hedge its currency risk, most with a maturity of less than one year from the reporting date. When necessary, forward exchange contracts are rolled over at maturity.

Refer to note 22.3 for further details.

Interest rate risk

The group is exposed to interest rate risk as it both borrows and invests funds. This risk is managed by maintaining an appropriate mix of fixed and floating rate instruments with reputable financial institutions.

In addition, interest rate swap contracts are entered into for the purposes of cash flow hedging. The RCS loan receivables largely bear interest at fixed rates whilst borrowings bear interest at variable rates.

21.5 Capital management

The group primarily makes use of equity for capital management purposes.

The board's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence, and to sustain future development of business. The board of directors monitors the return on equity, which the group defines as profit for the year divided by total average equity, including minority interests. The board of directors also monitors the level of dividends to ordinary shareholders.

The board seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position. The group's medium-term target is to achieve a return on equity of 35%, in 2009 the return was 26,9% (2008: 29,6%).

From time to time the group purchases its own shares on the market. The shares are primarily intended to be used to meet the group's obligations in terms of its share option schemes (refer note 33).

There were no changes in the group's approach to capital management during the year.

Neither the company nor any of its subsidiaries are subject to externally imposed capital requirements except for the subsidiaries of RCS Investment Holdings (Proprietary) Limited who in terms of the shareholders' agreement with SBSA cannot lend in excess of 70% of their combined trade receivables value. This requirement has been met for the year under review.

Foschini Limited and its subsidiaries

22. FINANCIAL INSTRUMENTS

22.1 Credit risk

Exposure

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet. The maximum exposure to credit risk at the reporting date was:

	Carrying amount	
	2009	2008
	Rm	Rm
Loans and receivables		
Preference share investment	**200,0**	200,0
Staff housing loans	**1,2**	1,3
Private label card receivables	**1 484,4**	1 068,3
Loan receivables	**988,2**	716,2
Participation in export partnerships	**94,7**	100,5
Trade receivables – retail	**2 746,3**	2 445,6
Other receivables and prepayments	**135,2**	131,0
Cash	**296,2**	169,5
Interest rate swaps used for hedging		
Assets	**–**	1,8
Forward exchange contracts used for hedging		
Assets	**7,9**	10,3
	5 954,1	4 844,5

The group believes that there is no significant concentration of credit risk.

Impairment losses: Trade receivables – retail

The group manages the ageing of its trade receivables – retail book on both a contractual and recency basis, but uses the recency basis to calculate writeoff and impairment losses. Recency refers to the number of payment cycles that have elapsed since the last qualifying payment was received.

Recency categories range from 0 to 5, at which point the account will be written off, unless the payment profile score is above a fixed level.

The ageing of past due unimpaired trade receivables – retail at 31 March was:

Recency 1	**412,8**	379,3
Recency 2	**133,8**	121,9
Recency 3	**66,5**	52,6
Recency 4	**22,7**	18,0
Recency 5	**7,4**	5,1
	643,2	576,9

The movement in the allowance for impairment in respect of trade receivables – retail during the year was as follows:

Balance at 1 April	**220,7**	194,8
Impairment raised	**293,3**	243,1
Impairment loss recognised	**(261,5)**	(217,2)
Balance at 31 March	**252,5**	220,7

Foschini Limited and its subsidiaries

22. FINANCIAL INSTRUMENTS CONTINUED

22.1 Credit risk continued

Impairment losses: Trade receivables – retail continued

During the year the group renegotiated the terms of customers to the value of R43,1 (2008: R131,0) million. No impairment in respect of these customers was recognised (2008: Rnil).

	Carrying amount	
	2009 Rm	2008 Rm
Impairment losses: Loan receivables		
The group manages the ageing of its loan receivables on a contractual basis.		
The ageing of past due unimpaired loan receivables at 31 March was:		
Past due 0 – 30 days	**57,6**	40,6
Past due 31 – 60 days	**17,5**	12,7
Past due 61 – 90 days	**10,3**	7,0
Past due more than 91 days	**14,7**	19,2
	100,1	79,5
The movement in the allowance for impairment in respect of loan receivables during the year was as follows:		
Balance at 1 April	**54,5**	82,3
Impairment raised	**86,7**	56,5
Impairment loss recognised	**(96,4)**	(84,3)
Balance at 31 March	**44,8**	54,5

No loan receivables have been renegotiated during the year (2008: Rnil).

Impairment losses: Private label card receivables

The group manages the ageing of its private label card receivables on a contractual basis.
The ageing of past due unimpaired private label card receivables at 31 March was:

	2009 Rm	2008 Rm
Past due 0 – 30 days	**228,4**	206,7
Past due 31 – 60 days	**85,3**	94,5
Past due 61 – 90 days	**42,2**	53,2
Past due more than 91 days	**61,4**	73,9
	417,3	428,3
The movement in the allowance for impairment in respect of private label card receivables during the year was as follows:		
Balance at 1 April	**106,9**	73,7
Impairment raised	**182,9**	202,6
Impairment loss recognised	**(220,7)**	(169,4)
Balance at 31 March	**69,1**	106,9

Included in the carrying amount of private label card receivables is R17,3 (2008: R73,5) million relating to receivables whose terms have been renegotiated, which would otherwise have been past due.

Customers that are not past due and have a good track record with the group make up 78,6% of the trade receivables – retail book (2008: 74,9%), 84,9% of loan receivables (2008: 84,5%) and 66,1% of the private label card receivables (2008: 57,6%).

Foschini Limited and its subsidiaries

22. FINANCIAL INSTRUMENTS CONTINUED

22.2 Cash flow and liquidity risk

The following are the contractual maturities of financial liabilities, including interest payments:

	Carrying amount	Cash flows	Less than 1 year	1 – 5 years	More than 5 years
31 March 2009					
Non-derivative financial liabilities					
Interest-bearing debt	**1 339,9**	**1 590,3**	**522,3**	**1 068,0**	**–**
Minority interest loans	**783,2**	**1 074,5**	**97,1**	**–**	**977,4**
Trade and other payables	**1 252,5**	**1 252,5**	**1 252,5**	**–**	**–**
Derivative financial liabilities					
Interest rate swaps used for hedging	**24,6**	**16,2**	**9,7**	**6,5**	**–**
	3 400,2	**3 933,5**	**1 881,6**	**1 074,5**	**977,4**
31 March 2008					
Non-derivative financial liabilities					
Interest-bearing debt	1 373,2	1 384,7	1 212,5	172,2	–
Minority interest loans	495,2	682,4	62,4	620,0	–
Trade and other payables	741,8	741,8	741,8	–	–
	2 610,2	2 808,9	2 016,7	792,2	–

The following table indicates the periods in which the cash flows associated with derivatives that are cash flow hedges are expected to occur and impact profit or loss:

	Carrying amount	Cash flows	Less than 1 year	1 – 5 years	More than 5 years
31 March 2009					
Interest rate swaps					
Assets	**–**	**–**	**–**	**–**	**–**
Forward exchange contracts					
Assets	**7,9**	**(334,4)**	**(334,4)**	**–**	**–**
	7,9	**(334,4)**	**(334,4)**	**–**	**–**
31 March 2008					
Interest rate swaps					
Assets	1,8	2,0	1,9	0,1	–
Forward exchange contracts					
Assets	10,3	(134,9)	(134,9)	–	–
	12,1	(132,9)	(133,0)	0,1	–

Foschini Limited and its subsidiaries

22. FINANCIAL INSTRUMENTS CONTINUED

22.3 Currency risk

Exposure to currency risk

Exposure to currency risk is hedged through the use of forward exchange contracts. At 31 March the group had forward exchange contracts in various currencies in respect of future commitments, which do not relate to specific balance sheet items. These amounted to:

	Foreign currency 000's	Rand equivalent (at forward cover rate) R'000
31 March 2009		
USD	**32 597**	**328 613**
euro	**346**	**4 563**
GBP	**82**	**1 209**
		334 385
31 March 2008		
USD	17 528	131 467
euro	214	2 350
GBP	73	1 068
		134 885

The following significant exchange rates applied during the year:

	Average rate		31 March spot rate	
	2009	2008	**2009**	2008
USD	**8,89**	7,15	**9,33**	8,14
euro	**12,50**	10,14	**12,30**	12,43
GBP	**15,01**	14,34	**13,29**	16,04

Sensitivity analysis

The group is primarily exposed to the US Dollar, euro and British Pound currencies. The following analysis indicates the group's sensitivity at year-end to the indicated movements in these currencies on financial instruments, assuming that all other variables, in particular interest rates, remain constant. The rates of sensitivity are the rates used when reporting the currency risk to the board and represents management's assessment of the potential change in foreign currency exchange rates at the reporting date.

A 10% strengthening of the Rand against the following currencies at 31 March would have increased (decreased) equity and profit or loss by the amounts shown below.

	Equity Rm	Profit or loss Rm
31 March 2009		
USD	**27,0**	**-**
euro	**0,4**	**-**
GBP	**0,1**	**-**
31 March 2008		
USD	11,4	–
euro	0,2	–
GBP	0,1	–

A 10% weakening of the Rand against the above currencies at 31 March would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Foschini Limited and its subsidiaries

22. FINANCIAL INSTRUMENTS CONTINUED

22.4 Interest rate risk

Profile

At 31 March the interest rate profile of the group's interest-bearing financial instruments was:

	Interest rate at 31 March		Carrying amount	
	2009	2008	**2009**	2008
	%	%	**Rm**	Rm
Fixed rate instruments				
Loan receivables	**35,0**	36,0	**988,2**	716,2
Interest-bearing debt	**13,3**	12,3	**(900,0)**	(100,0)
			88,2	616,2
Variable rate instruments				
Staff housing loans	**11,4**	13,4	**1,2**	1,3
Private label card receivables	**30,0**	36,6	**1 484,4**	1 068,3
Trade receivables – retail	**0,0**	0,0	**616,5**	727,2
Trade receivables – retail	**27,0**	25,0	**2 129,8**	1 718,4
Cash	**13,0**	15,0	**296,2**	169,5
Financial assets			**4 528,1**	3 684,7
Interest-bearing debt	**11,0**	11,6	**(439,9)**	(1 273,2)
Minority interest loans	**12,4**	12,6	**(783,2)**	(495,2)
Financial liabilities			**(1 223,1)**	(1 768,4)

Fair value sensitivity analysis for fixed rate instruments

The group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss, and the group does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at 31 March would not affect profit or loss.

Interest rate sensitivity analysis for variable rate instruments

An increase of 100 basis points in interest rates at 31 March would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis was performed on the same basis for 2008.

	Profit or loss	Equity
	Rm	Rm
31 March 2009		
Variable rate instruments	**81,8**	**–**
Interest rate swaps	**4,0**	**3,9**
Cash flow sensitivity (net)	**85,8**	**3,9**
31 March 2008		
Variable rate instruments	89,9	–
Interest rate swaps	3,3	1,5
Cash flow sensitivity (net)	93,2	1,5

A decrease of 100 basis points in interest rates at 31 March would have had the equal but opposite effect on equity and profit or loss, on the basis that all other variables remain constant.

Foschini Limited and its subsidiaries

22. FINANCIAL INSTRUMENTS CONTINUED

22.5 Fair values

Fair values versus carrying amounts

The fair values of financial assets and liabilities reasonably approximate their carrying values in the balance sheet.

23. POST-BALANCE SHEET EVENTS

No significant events took place between the end of the financial year under review and the date of signature of these financial statements.

	2009 Rm	2008 Rm
24. COMMITMENTS AND CONTINGENT LIABILITIES		
Authorised capital commitments	**6,8**	–
Contingent liabilities		
There are no known contingent liabilities requiring disclosure.		
Forward exchange commitments		
Refer to note 22.3		
25. REVENUE		
Retail turnover	**8 089,6**	7 668,7
Interest received (refer note 26)	**1 300,7**	1 056,4
Dividends received – retail	**19,1**	17,2
Other revenue (refer note 27)	**579,5**	511,3
	9 988,9	9 253,6
26. INTEREST RECEIVED		
Trade receivables – retail	**526,1**	385,5
Loan receivables	**307,6**	314,7
Private label card receivables	**449,2**	347,9
Sundry – RCS Group	**8,2**	1,1
Sundry – retail	**9,6**	7,2
	1 300,7	1 056,4
27. OTHER REVENUE		
Merchants' commission – RCS Group	**36,7**	39,7
Club income – retail	**169,6**	175,6
Club income – RCS Group	**6,0**	5,5
Customer charges income – retail	**18,9**	16,5
Customer charges income – RCS Group	**136,2**	99,1
Insurance income – retail	**99,5**	80,0
Insurance income – RCS Group	**75,3**	66,0
Cellular income – one2one airtime product	**29,8**	22,6
Sundry income – retail	**7,5**	6,3
	579,5	511,3

Foschini Limited and its subsidiaries

28. OPERATING PROFIT BEFORE FINANCE CHARGES

Operating profit before finance charges has been arrived at after taking account of:

	2009 Rm	2008 Rm
Trading expenses		
Depreciation: land and buildings	**(6,1)**	(6,1)
Depreciation: shopfitting, vehicles, computers and furniture and fittings	**(223,8)**	(196,7)
Amortisation	**(1,2)**	(1,9)
Employee costs: normal	**(1 180,3)**	(1 053,9)
Employee costs: bonuses and restraint payments	**(16,0)**	(35,4)
Employee costs: share-based payments	**(25,7)**	(30,7)
Store occupancy costs: normal	**(676,2)**	(575,8)
Store occupancy costs: operating lease liability adjustment	**0,4**	(7,7)
Net bad debt and provision movement – retail	**(261,5)**	(217,2)
Net bad debt and provision movement – RCS Group	**(317,1)**	(253,7)
Other operating costs	**(561,5)**	(489,8)
	(3 269,0)	(2 868,9)
The following disclosable amounts are included above:		
Auditor's remuneration		
Audit fees	**3,6**	2,9
Fees for other services	**0,1**	0,1
Loss (profit) on sale of property, plant and equipment	**3,1**	(0,8)
Retirement fund expenses	**93,3**	91,0
Staff discount	**11,0**	11,5
Net foreign exchange (profit) loss	**(2,4)**	5,8

29. INTEREST PAID

Interest expense on financial liabilities measured at amortised cost	**249,8**	120,1

Foschini Limited and its subsidiaries

	2009 **Rm**	2008 Rm
30. INCOME TAX EXPENSE		
South African current taxation		
Current year	**469,3**	507,0
Prior year under (over) provision	**2,8**	(22,1)
Secondary tax on companies	**58,8**	71,1
South African deferred taxation		
Current year	**18,6**	(1,3)
Rate change	**–**	0,8
Prior year (over) under provision	**(2,2)**	16,1
Non-South African current taxation		
Current year	**15,8**	9,3
Non-South African deferred taxation		
Current year	**1,4**	(0,7)
Prior year over provision	**(0,1)**	–
	564,4	580,2
	%	%
Reconciliation of tax rate		
Effective tax rate	**31,8**	32,5
Exempt income	**0,3**	1,2
Non-deductible expenditure	**(0,6)**	(0,8)
Non-South African tax rate	**(0,1)**	(0,1)
Prior year under provision	**–**	0,4
Rate change	**–**	(0,1)
Secondary tax on companies and witholding tax on dividends	**(3,4)**	(4,1)
South African statutory rate	**28,0**	29,0

Foschini Limited and its subsidiaries

31. EARNINGS PER SHARE

	2009 Rm	2008 Rm
31.1 Basic and headline earnings per share		
The calculation of basic and headline earnings per share at 31 March 2009 was based on profit for the year attributable to ordinary shareholders of Foschini Limited and headline earnings of R1 145,8 (2008: R1 128,4) million divided by the weighted average number of ordinary shares as follows:		
Profit attributable to equity holders of Foschini Limited	**1 145,8**	1 128,4
Headline earnings	**1 145,8**	1 128,4
Weighted average number of ordinary shares in issue	**204 774 314**	206 282 464
Earnings per ordinary share (cents)	**559,5**	547,0
Headline earnings per ordinary share (cents)	**559,5**	547,0
31.2 Diluted earnings and headline earnings per share		
The calculation of diluted earnings and headline earnings per share at 31 March 2009 was based on profit for the year attributable to ordinary shareholders of Foschini Limited and headline earnings of R1 145,8 (2008: R1 128,4) million divided by the fully diluted weighted average number of ordinary shares as follows:		
Weighted average number of ordinary shares as above	**204 774 314**	206 282 464
Number of shares that would have been issued for no consideration	**2 401 781**	3 451 496
Weighted average number of ordinary shares used for dilution	**207 176 095**	209 733 960
Diluted earnings per ordinary share (cents)	**553,0**	538,0
Diluted headline earnings per ordinary share (cents)	**553,0**	538,0

32. OPERATING LEASE OBLIGATION

The group leases most of its trading premises under operating leases.

Leases on trading premises are contracted for periods of between five and ten years, with renewal options for a further five years, wherever possible. The lease agreements for certain stores provide for a minimum annual rental payment and additional payments determined on the basis of turnover. Turnover rentals, where applicable, average approximately 4,5% of turnover. Rental escalations vary, but average at a rate of approximately 8% per annum.

At 31 March, future non-cancellable minimum lease rentals are as follows:

	2009 Rm	2008 Rm
Less than 1 year	**732,0**	612,5
More than 1 year and less than 5 years	**1 748,8**	1 559,4
More than 5 years	**123,5**	49,4

Foschini Limited and its subsidiaries

33. EMPLOYEE BENEFITS

33.1 Share incentive schemes

Certain employees of the group participate in its share incentive schemes.

The scheme rules of the 1997 scheme provide that delivery and payment for the shares take place in three equal tranches on the second, fourth and sixth anniversary of the date on which the options were exercised.

The scheme rules of the 2007 scheme provide that, upon fulfilment of certain performance conditions, the share appreciation rights (SARs) may upon request, be converted from the third anniversary of the grant date.

The fair value of options and SARs granted and exercised after 7 November 2002 was determined using a binomial option-pricing model. The assumptions used in determining the fair value are as follows:

	2009	2008
Options granted and exercised during the financial year ending 31 March		
Exercise price	**n/a**	R38,30 to R70,63
Expected volatility	**n/a**	26,7% to 31,1%
Expected dividend yield	**n/a**	3,4% to 7,2%
Risk-free interest rate	**n/a**	8,1% to 9,5%
Share appreciation rights granted and exercised during the financial year ending 31 March		
Exercise price	**R40,00 to R42,28**	n/a
Expected volatility	**30,4% to 34,4%**	n/a
Expected dividend yield	**4,1% to 4,7%**	n/a
Risk-free interest rate	**9,5% to 10,4%**	n/a

The group recognised total expenses of R25,7 (2008: R30,7) million related to these equity-settled share-based payment transactions during the year.

Details of the share options and SARs outstanding at the end of the year are set out below.

	Number of share options	
Foschini 1997 Share Option Scheme		
Options exercised, subject to future delivery, at 1 April	**10 554 278**	16 840 174
Options exercised during the year, subject to future delivery	**–**	325 000
Put exercised by option holders	**(1 342 290)**	–
Options forfeited during the year	**(266 339)**	(1 519 351)
Options delivered during the year	**(2 791 146)**	(5 091 545)
Options exercised, subject to future delivery, at 31 March	**6 154 503**	10 554 278

Foschini Limited and its subsidiaries

33. EMPLOYEE BENEFITS CONTINUED

33.1 Share incentive schemes continued

	Number of SARs	
	2009	2008
Foschini 2007 Share Incentive Scheme		
SARs granted, subject to fulfilment of conditions, at 1 April	**4 077 500**	–
SARs granted during the year, subject to fulfilment of conditions	**5 494 000**	4 077 500
SARs forfeited during the year	**(68 500)**	–
SARs granted, subject to fulfilment of conditions, at 31 March	**9 503 000**	4 077 500

Options in terms of the 1997 scheme will be delivered during the following financial years:

Year	Average price	
2010	21,03	**1 670 039**
2011	47,49	**2 831 275**
2012	49,31	**200 001**
2013	60,10	**1 344 855**
2014	58,47	**108 333**
		6 154 503

Upon request, SARs in terms of the 2007 scheme may be converted from the following financial years:

Year	Average price	
2011	41,87	**4 009 000**
2012	41,36	**5 494 000**
		9 503 000

These schemes are administered by The Foschini Share Incentive Trust which holds shares in Foschini Limited as follows:

	2009	2008
Shares held at the beginning of the year	**11 883 952**	11 667 877
Shares delivered during the year	**(2 791 146)**	(5 091 545)
Shares purchased during the year	**–**	5 307 620
Shares held at the end of the year	**9 092 806**	11 883 952

Foschini Limited and its subsidiaries

33. EMPLOYEE BENEFITS CONTINUED

33.2 Staff housing loans

Refer note 5.

33.3 Retirement funds

Foschini Group Retirement Fund: Defined contribution plan
The Foschini Group Retirement Fund, which is governed by the provisions of the Pension Funds Act No. 24 of 1956, is a defined contribution plan. It provides comprehensive retirement and associated benefits for members and their dependants.

All permanent employees of wholly-owned subsidiaries of Foschini Limited, excluding those that are members of the Namflex or Sibaya Funds, are members of the retirement fund.

An actuarial valuation of the fund was performed as at 31 December 2006, in which the valuator reported that the fund was in a sound financial position.

The actuarial valuation as at 31 December 2009 is due to be performed during the 2011 financial year.

Investment Solutions Pension Fund: Defined contribution plan
All employees above an annually determined pensionable salary threshold pay 7,5% of their above-threshold earnings as contributions into this fund, which is an umbrella retirement funding arrangement.

Investment Solutions Provident Fund: Defined contribution plan
All employees above an annually determined pensionable salary threshold are required to be members of this fund. The employer contributes 1,5% of employee's earnings to this fund.

Liberty Life Provident Fund: Defined contribution plan
Employees of RCS Investment Holdings (Proprietary) Ltd, a partially-owned subsidiary, are not members of The Foschini Group Retirement Fund, but receive comparable benefits from the Liberty Life Provident Fund. In addition, existing employees of the Massdiscounters credit business which was acquired during the year, remained as members of either the SACCAWU Provident Fund or the Liberty Life Pension Fund.

Namflex Pension Fund: Defined contribution plan
All permanent employees in Namibia under normal retirement age are required to be members of the Namflex Pension Fund. This fund is a money purchase arrangement whereby the members pay 7,5% of their pensionable salary as contributions towards retirement benefits.

Sibaya Pension Fund: Defined contribution plan
All permanent employees in Swaziland under normal retirement age are required to be members of the Sibaya Pension Fund, whereby members pay 7,5% of their pensionable salary as contributions to this fund.

The employers and the members make equivalent contributions in respect of retirement benefits. In addition, the employers cover death and disability benefits, reinsurance, and administration and management costs.

	Number of members		Contributions	
Summary per fund:	**2009**	2008	**2009 Rm**	2008 Rm
The Foschini Group Retirement Fund	**9 817**	9 492	**79,3**	78,9
Namflex Pension Fund	**214**	208	**1,3**	1,2
Swaziland Pension Fund	**–**	10	**–**	–
Sibaya Pension Fund	**9**	–	**–**	–
Liberty Life Provident Fund	**311**	275	**7,1**	6,3
Liberty Life Pension Fund	**57**	–	**0,4**	–
SACCAWU Provident Fund	**34**	–	**0,2**	–
Investment Solutions Pension Fund	**136**	124	**3,7**	3,4
Investment Solutions Provident Fund	**139**	126	**1,3**	1,2
	10 717	10 235	**93,3**	91,0

Foschini Limited and its subsidiaries

33. EMPLOYEE BENEFITS CONTINUED

33.4 Medical aid

The Foschini Group Medical Aid Scheme: Defined benefit plan

The company and its wholly-owned subsidiaries operate a defined benefit medical aid scheme for the benefit of their permanent employees (excluding those employed in Namibia and Botswana). Membership of the scheme is voluntary, except for senior employees.

Total membership currently stands at 1 975 principal members.

These costs are charged against income as incurred and amounted to R19,2 (2008: R20,1) million, with employees contributing a further R19,2 million to the fund.

In respect of the year ended 31 December 2008, the scheme earned contributions of R42,9 million and reflected a net surplus of Rnil million after the deduction of all expenses. The fund had net assets totalling R38,4 million.

The budgeted projected surplus in respect of the year ending 31 December 2009 is R0,8 million.

Bankmed Medical Aid Scheme: Defined benefit plan

Permanent employees in Namibia are voluntary members of the Bankmed Medical Aid Scheme.

These costs are charged against income as incurred and amounted to R0,5 (2008: R0,5) million, with employees contributing a further R0,5 million to the fund. There are currently 59 members of this fund.

Ingwe Health Plan: Defined benefit plan

An external medical aid scheme, Ingwe Health Plan, is also available to group employees and is subsidised by the group in the same way as the schemes mentioned above.The plans offered cater for lower income earners, and 247 employees are currently members. Costs charged to income total R1,4 million.

Discovery Health: Defined benefit plan

All permanent staff of RCS Investment Holdings (Proprietary) Limited, a partially-owned subsidiary, are required to become members of their choice of the medical plans offered by Discovery Health.

These costs are charged against income as incurred and amounted to R3,0 million. Total membership currently stands at 338 principal members.

33.5 Post-retirement medical aid

Qualifying retired employees are entitled to medical aid benefits, which have been fully provided for (refer note 19). The cost of providing post-retirement medical aid has been determined in accordance with IAS 19 and the charge against income for the year was Rnil (2008: Rnil) million.

The principal assumptions at the last valuation date, being 31 March 2008 were as follows:

Net discount rate	2%
Withdrawal rates	0% – 24%
Normal retirement age	60 – 65 years

33.6 Other

Group employees and pensioners are entitled to a discount on purchases made at stores within the group.

Foschini Limited and its subsidiaries

34. DIRECTORS' REMUNERATION

	Fees R'000	Remuneration R'000	Pension fund R'000	Travel allowance R'000	Other benefits* R'000	**2009 Total R'000**	2008 Total R'000
Non-executive							
E Osrin	780,0	–	–	–	–	**780,0**	
D M Nurek	332,5	–	–	–	–	**332,5**	
F Abrahams	225,0	–	–	–	–	**225,0**	
S E Abrahams	280,0	–	–	–	–	**280,0**	
L F Bergman##	18,5	–	–	–	–	**18,5**	
W V Cuba	160,0	–	–	–	–	**160,0**	
N H Goodwin###	85,6	–	–	–	–	**85,6**	
M Lewis	160,0	–	–	–	–	**160,0**	
D M Polak**	160,0	–	–	–	–	**160,0**	
Total	2 201,6	–	–	–	–	**2 201,6**	
Executive							
A D Murray#	–	3 345,0	315,3	309,4	114,7	**4 084,4**	
R Stein	–	1 960,0	188,0	224,5	70,6	**2 443,1**	
Total	–	5 305,0	503,3	533,9	185,3	**6 527,5**	
Total remuneration 2009	2 201,6	5 305,0	503,3	533,9	185,3	**8 729,1**	
Non-executive							
E Osrin	757,5	–	–	–	–		757,5
D M Nurek	296,9	–	–	–	–		296,9
F Abrahams	210,0	–	–	–	–		210,0
S E Abrahams	246,2	–	–	–	–		246,2
L F Bergman	152,5	–	–	–	–		152,5
W V Cuba	152,5	–	–	–	–		152,5
N H Goodwin	188,8	–	–	–	–		188,8
M Lewis	150,0	–	–	–	–		150,0
D M Polak**	–	–	–	–	–		–
Total	2 154,4	–	–	–	–		2 154,4
Executive							
A D Murray#	–	2 507,5	241,0	217,3	6 156,2		9 122,0
R Stein	–	1 649,3	176,8	217,3	4 076,5		6 119,9
D M Polak**	–	2 527,5	236,2	212,6	83,8		3 060,1
Total	–	6 684,3	654,0	647,2	10 316,5		18 302,0
Total remuneration 2008	2 154,4	6 684,3	654,0	647,2	10 316,5		20 456,4

* Other benefits include medical aid and group life cover. In the 2008 year other benefits also include an amount of R6,0 million paid to A D Murray and R4,0 million to R Stein in respect of restraint agreements covering a four-year term.

** D M Polak retired as an executive director on 31 December 2007 and has served as a non-executive director from this date.

A D Murray was appointed as an executive director on 2 April 2007 and as Group CEO on 1 January 2008.

L F Bergman resigned with effect from 14 April 2008

N H Goodwin retired with effect from 3 September 2008

In accordance with the requirements of IFRS 2, the fair value of share options granted to employees is expensed in the income statement over the term of the option. An amount of R3,1 (2008: R3,7) million, R1,3 (2008: R1,9) million and Rnil (2008: R2,7) million was recognised in respect of options granted to Messrs A D Murray, R Stein and D M Polak respectively. These amounts are not included in the amounts reflected above.

Foschini Limited and its subsidiaries

35. RELATED PARTY TRANSACTIONS

Shareholders

An analysis of the principal shareholders of the company is provided in the Shareholdings section of the annual report.

For details of directors' interests refer to note 13.5.

Subsidiaries

During the year, in the ordinary course of business, certain companies within the group entered into arm's length transactions. These intra-group transactions have been eliminated on consolidation.

Other related parties

The Foschini Group Retirement Fund

The Foschini Group Retirement Fund is administered by Foschini Retail Group (Proprietary) Limited, a subsidiary of Foschini Limited.

	2009 Rm	2008 Rm
Administration fee earned from The Foschini Group Retirement Fund	**1,7**	1,6

An executive director of Foschini Limited (Mr R Stein) is also a trustee of The Foschini Group Retirement Fund.

Directors

Remuneration

Details relating to executive and non-executive directors' remuneration are disclosed in note 34.

Interest of directors in contracts

No directors have any interests in contracts.

Executive directors are bound by service contracts.

Loans to directors

No loans have been made to directors.

Employees

Details relating to the share incentive schemes are disclosed in note 33.1.

Key management personnel

Key management personnel are those having authority and responsibility for planning, directing and controlling activities, directly or indirectly, including any director of that entity. Executive directors and associates of all subsidiary companies and Foschini Limited have been classified as key management personnel.

No key management personnel had a material interest in any contract of significance with any group company during the year under review.

Remuneration paid to key management personnel is as follows:

	2009 Rm	2008 Rm
Remuneration	**59,6**	58,7
Pension fund	**6,1**	6,5
Travel allowance	**7,2**	8,5
Other benefits	**1,6**	1,9
Performance bonus	**0,9**	4,1
Fair value of share options granted*	**20,5**	24,5
Total remuneration	**95,9**	104,2

* The fair value of options granted is the annual expense determined in accordance with IFRS 2 Share-based payments.

Refer to note 34 for further disclosure regarding remuneration paid to executive directors of the company.

Foschini Limited and its subsidiaries

	2009 Rm	2008 Rm
36. CASH FLOW		
36.1 Operating profit before working capital changes		
Profit before tax	**1 775,7**	1 786,3
Adjusted for:		
Interest received	**(1 300,7)**	(1 056,4)
Interest paid	**249,8**	120,1
Dividends received	**(19,1)**	(17,2)
Income from associate	**–**	(0,9)
Non-cash items	**240,0**	242,3
Operating profit before working capital changes	**945,7**	1 074,2
36.2 Working capital changes		
(Increase) decrease in inventory	**(234,9)**	2,9
Increase in trade and other receivables	**(310,0)**	(141,3)
Increase (decrease) in trade and other payables	**510,7**	(429,9)
Increase in working capital	**(34,2)**	(568,3)
36.3 Reconciliation of taxation paid		
Amount unpaid at the beginning of the year	**(64,9)**	(234,7)
Current year provision	**(557,0)**	(565,3)
Amount unpaid at the end of the year	**70,6**	64,9
	(551,3)	(735,1)
36.4 Reconciliation of dividends paid		
Dividends declared during the year	**(589,2)**	(592,6)
Dividends paid by subsidiary to outside shareholders	**(0,6)**	(84,8)
	(589,8)	(677,4)

36.5 Acquisition of Massdiscounters credit business

On 30 June 2008 RCS Cards (Pty) Ltd acquired the consumer credit business of MDD Financial Services, a division of Masstores (Proprietary) Limited for an amount of R7,5 million. The right, title and interest in the receivables' book of MDD Financial Services were ceded to RCS Cards (Pty) Ltd for an amount of R167,5 million.

The cash flow effects of the acquisition are reflected below.

	2009 Rm	2008 Rm
Purchase consideration	**175,0**	–
Fair value of net assets	**167,5**	
Goodwill	**7,5**	
Purchase consideration	**175,0**	–

Foschini Limited and its subsidiaries

37. RECLASSIFICATIONS

In order to provide increased disclosure, certain reclassifications have been made. These changes have no impact on overall equity, net assets or profitability.

	2008 Rm
The effect on the comparative balance sheet is as follows:	
Changes to current assets	
Increase in trade receivables – retail	**30,7**
Decrease in other receivables and prepayments	**(30,7)**
Increase in cash	**106,1**
	106,1
Changes to non-current liabilities	
Increase in minority interest loans	**495,2**
Decrease in interest-bearing debt	**(601,3)**
	(106,1)

The increase in trade receivables is due to certain other receivables now being reclassified as trade.

Cash balances previously set off against interest-bearing debt are now separately disclosed.

The minority interest loans which were previously included in interest-bearing debt are now disclosed separately.

38. ACCOUNTING STANDARDS AND INTERPRETATIONS TO BE ADOPTED IN FUTURE YEARS

There are Standards and Interpretations in issue that are not yet effective. These include the following Standards and Interpretations that are applicable to the group and may have an impact on future financial statements:

IAS 1 Presentation of financial statements
This statement, which will be applicable to the group for the year ending 31 March 2010, requires changes to the titles of financial statements and the presentation of all non-owner changes in equity as a separate statement of comprehensive income. It is not expected to have a material impact on the group.

IFRS 2 Share-based payment
An amendment to the current IFRS 2 has been published which will be applicable to the group for the year ending 31 March 2010. The amendment was made to clarify the terms "vesting conditions" and "cancellations". It is not expected to have a material impact on the group.

IFRS 3 Business Combinations, IAS 27 Consolidated and Separate Financial Statements, IAS 28 Investments in Associates and IAS 31 Interests in Joint Ventures
A revised IFRS 3 Business Combinations has been issued by the International Accounting Standards Board (IASB) with consequential amendments to IAS 27, IAS 28 and IAS 31. The amendments made relate mainly to the application of the acquisition method and will be applicable to the group for the year ending 31 March 2011.

IFRS 7 Financial Instrument Disclosure
This statement which will be applicable to the group for the year ending 31 March 2010, requires additional disclosure on the fair value measurement of financial instruments and the liquidity risk disclosures of financial liabilities.

IFRS 8 Segmental reporting
This statement, which will be applicable to the group for the year ending 31 March 2010, requires additional disclosures as it extends the scope of segmental reporting.

FOSCHINI LIMITED

as at 31 March

BALANCE SHEET

	Note	**2009 Rm**	2008 Rm
Assets			
Non-current assets			
Investment in preference shares	4	**200,0**	200,0
Interest in subsidiaries	Appendix 1	**1 246,5**	1 968,5
		1 446,5	2 168,5
Current assets			
Interest in subsidiaries	Appendix 1	**749,3**	527,7
Other receivables		**5,4**	5,1
Cash		**1,3**	0,3
		756,0	533,1
Total assets		**2 202,5**	2 701,6
Equity and liabilities			
Capital and reserves			
Share capital	13.2	**3,4**	3,4
Share premium		**498,7**	498,7
Dividend reserve	15.1	**408,8**	408,8
Distributable reserve		**1 278,3**	1 726,3
		2 189,2	2 637,2
Current liabilities			
Other payables		**6,2**	5,5
Taxation payable		**7,1**	58,9
		13,3	64,4
Total equity and liabilities		**2 202,5**	2 701,6
Guarantee: The company has guaranteed the overdraft facilities of subsidiary companies. The utilisation amounted to		**1 271,0**	1 376,0

FOSCHINI LIMITED CONTINUED
for the years ended 31 March

INCOME STATEMENT

	2009 Rm	2008 Rm
Profit before taxation*	**359,4**	568,3
Taxation – current year	**(114,8)**	(114,1)
Profit attributable to ordinary shareholders	**244,6**	454,2
* after taking account of:		
Dividends received – subsidiary companies	**136,1**	309,7
– preference shares	**19,1**	17,1

STATEMENT OF CHANGES IN EQUITY

	2009 Rm	2008 Rm
Equity at the beginning of the year	**2 637,2**	2 875,6
Profit for the year	**244,6**	454,2
Dividends paid	**(692,6)**	(692,6)
Equity at the end of the year	**2 189,2**	2 637,2



APPENDIX 1: SUBSIDIARY COMPANIES

Name of Subsidiary	Note	Issued share capital R	2009 Cost Rm	2008 Cost Rm	2009 Indebtedness Rm	2008 Indebtedness Rm
Trading Subsidiaries						
Foschini Retail Group (Pty) Limited	2, 3, 7	2	**102,5**	102,5	**1 142,6**	1 864,6
Retail Credit Solutions (Pty) Limited	2	18 200	**–**	–	**–**	–
What U Want To Wear (Pty) Limited	2	66 200	**0,1**	0,1	**–**	–
Markhams (Pty) Limited	2	1	**–**	–	**–**	–
Fashion Retailers (Pty) Limited	4	250 006	**0,2**	0,2	**–**	–
Foschini Finance (Pty) Limited	2, 6	6	**–**	–	**219,9**	–
Foschini Stores (Pty) Limited	2, 6	1	**–**	–	**528,6**	528,6
Foschini Swaziland (Pty) Limited	5	2	**–**	–	**–**	–
Foschini Investments (Pty) Limited	2	10	**–**	–	**–**	–
Pienaar Sithole and Associates (Pty) Limited	2, 6	100	**–**	–	**1,8**	–
Total trading subsidiaries			**102,8**	102,8	**1 892,9**	2 393,2
Other*			**1,1**	1,1	**(0,9)**	(0,9)
Total			**103,9**	103,9	**1 892,0**	2 392,3

Summary	2009 Rm	2008 Rm
Investment in shares at cost	**103,9**	103,9
Amounts owing by subsidiaries – non-current portion	**1 142,6**	1 864,6
Total non-current portion	**1 246,5**	1 968,5
Amounts owing by subsidiaries – current portion	**749,3**	527,7
Total interest in subsidiaries	**1 995,8**	2 496,2

Notes

1. The company owns, directly or indirectly, all the ordinary shares in the subsidiaries listed above.
2. Incorporated in South Africa
3. Included is an amount of R102,5 (2008: R102,5) million representing the fair value of 102 500 R1 preference shares issued on 28 February 2002. The directors' valuation thereof at 31 March 2009 is R102,5 (2008: R102,5) million.
4. Incorporated in Namibia
5. Incorporated in Swaziland
6. The loan to subsidiary is unsecured, interest-free and no fixed date for repayment has been determined.
7. The loan to subsidiary is unsecured, bears interest at rates determined from time to time and no fixed date for repayment has been determined. By mutual agreement the loan will not be repayable within the next 12 months.

* A schedule of these details is available on request.

APPENDIX 2: RELATED PARTY INFORMATION

	2009 Rm	2008 Rm
Loans to and from related parties are disclosed in appendix 1.		
Interest was received from the following related party:		
Foschini Retail Group (Pty) Limited	**210,5**	235,9
Dividends were received from the following related parties:		
Retail Credit Solutions (Pty) Limited	**2,6**	160,5
Foschini Retail Group (Pty) Limited	**40,5**	45,6
Foschini Finance (Pty) Limited	**13,7**	11,8
Markhams (Pty) Limited	**–**	31,6
What U Want to Wear (Pty) Limited	**10,0**	–
Foschini Stores (Pty) Limited	**69,3**	60,2
	136,1	309,7
Preference dividends were received from the following related party:		
Foschini Retail Group (Pty) Limited	**8,9**	7,7
Dividends were paid to the following related parties:		
Foschini Stores (Pty) Limited	**69,3**	60,2
The Foschini Share Incentive Trust	**34,2**	39,8
	103,5	100,0

Also refer to note 35 for related party disclosure.

SHAREHOLDINGS

Foschini Limited

ANALYSIS OF SHAREHOLDINGS AT 27 MARCH 2009

Spread analysis	Number of shareholdings	% of total	Number of shares held	Percentage of shares in issue
1 – 1 000 shares	1 883	50,4	719 596	0,3
1 001 – 10 000 shares	1 208	32,4	4 123 346	1,7
10 001 – 100 000 shares	399	10,7	14 464 247	6,0
100 001 – 1 000 000 shares	197	5,3	58 386 897	24,3
1 000 001 shares and over	44	1,2	162 804 155	67,7
	3 731	100,0	240 498 241	100,0

Distribution of shareholdings

Category	Number of shareholdings	% of total	Number of shares held	Percentage of shares in issue
Banks	116	3,1	63 249 733	26,3
Companies	206	5,5	37 887 584	15,8
Insurance companies	58	1,6	12 106 565	5,0
Mutual funds	173	4,6	40 638 652	16,9
Nominee companies and trusts	601	16,1	16 620 436	6,9
Pension and provident funds	254	6,8	58 682 521	24,4
Individuals	2 323	62,3	11 312 750	4,7
	3 731	100,0	240 498 241	100,0

Beneficial shareholdings greater than 5%

Beneficial interests – direct and indirect, as per share register and information supplied by nominee companies as at 27 March 2009	Holding	Percentage
Foschini Stores (Pty) Ltd	24 049 824	10,0
Public Investment Corporation	19 815 342	8,2
Lewis family	16 126 237	6,7
	59 991 403	24,9

Fund managers' holdings greater than 5%

According to disclosures made, the following fund managers administered client portfolios which included more than 5% of the company's issued shares	Holding	Percentage
Investec Asset Management (SA)	36 212 347	15,1
Prudential Portfolio Managers	14 319 429	6,0
Franklin Resources Inc	12 806 416	5,3
	63 338 192	26,4

Shareholding spread

Category	Number of beneficial shareholdings	% of total	Number of shares held	Percentage of shares in issue
Public	3 697	99,0	185 075 682	77,0
Directors	31	0,9	22 279 929	9,2
Trustees	2	0,1	9 092 806	3,8
Subsidiary	1	–	24 049 824	10,0
Total	3 731	100,0	240 498 241	100,0

NOTICE OF ANNUAL GENERAL MEETING

Foschini Limited

Notice is hereby given that the seventy-second Annual General Meeting of shareholders of FOSCHINI LIMITED will be held at Stanley Lewis Centre, Voortrekker Road, Parow East, Cape Town on Wednesday, 9 September 2009 at 12h15 for the following purposes:

Ordinary resolution number 1

To receive and adopt the annual financial statements of the company and the group for the year ended 31 March 2009.

Ordinary resolution number 2

To reappoint KPMG Inc. as auditors of the company until the following Annual General Meeting, and to authorise the directors to determine their remuneration for the past year.

Ordinary resolution number 3

To approve the remuneration to be paid to non-executive directors for the year ending 31 March 2010, details of which are as follows:

Chairman	R800 000
Audit committee chairman	R125 000
Director	R175 000
Member of audit committee	R45 000
Member of remuneration committee	R37 500
Member of the risk committee	R37 500
Member of transformation committee	R37 500

Ordinary resolution number 4

To re-elect Prof F Abrahams who is retiring by rotation as an independent non-executive director, in accordance with the provisions of the articles of association of the company; Prof Abrahams being eligible, offers herself for re-election as a non-executive director.

A brief curriculum vitae is included in the annexure to this notice.

Ordinary resolution number 5

To re-elect Mr D M Nurek who is retiring by rotation as an independent non-executive director, in accordance with the provisions of the articles of association of the company; Mr Nurek being eligible, offers himself for re-election as an independent non-executive director.

A brief curriculum vitae is included in the annexure to this notice.

Ordinary resolution number 6

To re-elect Mr D M Polak who is retiring by rotation as a non-executive director, in accordance with the provisions of the articles of association of the company; Mr Polak being eligible, offers himself for re-election as a non-executive director.

A brief curriculum vitae is included in the annexure to this notice.

Ordinary resolution number 7

To re-elect Ms K N Dhlomo who is retiring by rotation as an independent non-executive director, in accordance with the provisions of the articles of association of the company; Ms Dhlomo being eligible, offers herself for re-election as a non-executive director.

A brief curriculum vitae is included in the annexure to this notice.

Ordinary resolution number 8

To re-elect Mr P S Meiring who is retiring by rotation as an executive director, in accordance with the provisions of the articles of association of the company; Mr Meiring being eligible, offers himself for re-election as an executive director.

A brief curriculum vitae is included in the annexure to this notice.

Ordinary resolution number 9

To re-elect Ms N V Simamane who is retiring by rotation as an independent non-executive director, in accordance with the provisions of the articles of association of the company; Ms Simamane being eligible, offers herself for re-election as a non-executive director.

A brief curriculum vitae is included in the annexure to this notice.

Special resolution number 1

"Resolved that, the company hereby approves, as a general approval contemplated in sections 85(2) and 85(3) of the Companies Act, 1973 (Act 61 of 1973), as amended, ("the Act"), the acquisition by the company or any of its subsidiaries from time to time of the issued ordinary shares of the company, upon such terms and conditions and in such amounts as the directors of the company may from time to time determine, but subject to the articles of association of the company, the provisions of the Act and the Listings Requirements of the JSE Limited ("JSE") as presently constituted and which may be amended from time to time, and subject to the following:

1. the repurchase of securities being effected through the order book operated by the JSE trading system and done without any prior understanding or arrangement between the company and the counterparty (reported trades are prohibited);
2. approval by shareholders in terms of a special resolution of the company, in annual general/general meeting, which shall be valid only until the next annual general meeting or for 15 months from the date of the resolution, whichever period is shorter;
3. repurchases may not be made at a price greater than 10% above the weighted average of the market value for the securities for the five business days immediately preceding the date on which the transaction is effected;

Foschini Limited

4. at any point in time, a company may only appoint one agent to effect any repurchase/s on the company's behalf;
5. issuers may only undertake a repurchase of securities, if, after such repurchase, it still complies with paragraphs 3.37 to 3.41 concerning shareholder spread requirements;
6. an issuer or its subsidiary may not repurchase securities during a prohibited period as defined in paragraph 3.67;
7. in terms of this general approval, the acquisition of ordinary shares in any one financial year may not exceed, in aggregate, 20% of the company's issued share capital of that class, at the time that approval is granted, and the acquisition of shares by a subsidiary of the company may not exceed 10% in aggregate, in any one financial year, of the number of issued shares of the company of that class.

Statement by the board of directors of the company
Pursuant to and in terms of the Listings Requirements of the JSE, the board of directors of the company hereby states:

1. the intention of the directors of the company is to utilise the general authority if at some future date the cash resources of the company are in excess of its requirements. In this regard the directors will take account of, inter alia, an appropriate capitalisation structure for the company, the long-term cash needs of the company, and will ensure that any such utilisation is in the interests of shareholders;
2. in determining the method by which the company intends to repurchase its securities, the maximum number of securities to be repurchased and the date on which such repurchase will take place, the directors of the company will ensure that:
   - 2.1 the company and the group will be able to pay their debts as they become due in the ordinary course of business for the next 12 months;
   - 2.2 the assets of the company and the group will be in excess of the liabilities of the company and the group for the next 12 months. For this purpose, the assets and liabilities will be recognised and measured in accordance with the accounting policies used in the latest audited consolidated annual financial statements;
   - 2.3 the issued share capital and reserves of the company and the group will be adequate for the purposes of the business of the company and the group for the next 12 months; and
   - 2.4 the working capital available to the company and the group will be sufficient for the group's requirements for the next 12 months.

The board of directors of the company will notify the shareholders of the terms of the repurchase of the company shares by publishing an announcement in the press in accordance with the Listings Requirements of the JSE should the company or its subsidiaries cumulatively repurchase more than 3% of the company's issued share capital.

The board of directors will ensure that its sponsor provides the necessary sponsor letter on the adequacy of the working capital in terms of section 2.12 of the JSE Limited Listings Requirements, prior to the commencement of any purchases of Foschini Limited shares on the open market after the date of the Annual General Meeting of the company on 9 September 2009.

Reason and effect of special resolution number 1
The reason for special resolution number 1 is to grant the company a general authority in terms of the Act for the acquisition by the company or any of its subsidiaries of shares issued by the company, which authority shall be valid until the earlier of the next annual general meeting of the company or the variation or revocation of such general authority by special resolution by any subsequent general meeting of the company, provided that the general authority shall not extend beyond 15 months from the date of this general meeting. The passing and registration of this special resolution will have the effect of authorising the company or any of its subsidiaries to acquire shares issued by the company.

Ordinary resolution number 10
"Resolved that, any director of the company be and is hereby authorised to do all such things and sign all such documents as may be necessary for or incidental to the implementation of ordinary resolutions 1 to 9 and special resolution number 1 proposed at the meeting convened to consider this resolution."

To transact any other business that may be transacted at an annual general meeting.
Section 11.26(b) of the Listings Requirements requires the following disclosure, some of which is included in the annual report of which this notice forms part:

- directors and management (section 11.26(b)(i) – refer pages 10 to 13;
- major shareholders (section 11.26(b)(ii) – refer page 180;
- material change (section 11.26(b)(iii) – there have been no material changes in the affairs or financial position of Foschini Limited and its subsidiaries since the date of its financial year-end and the date of this notice;
- directors' interests in Foschini Limited shares (section 11.26(b)(iv) – refer note 13.5;
- share capital of Foschini Limited (section 11.26(b)(v) – refer note 13;
- directors' responsibility statement (section 11.26(b)(vi) – the directors, whose names appear on pages 10 and 11 of the annual report of which this notice forms part, collectively and individually accept full responsibility for the accuracy of information pertaining to this notice and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that this notice contains all such information; and
- litigation statement (section 11.26(b)(vii) – there was no material litigation against the company or any of its subsidiaries at the end of the financial year.

General instructions

Members are encouraged to attend, speak and vote at the annual general meeting.

If you hold shares in certificated form (i.e. you have not dematerialised your shares) or are registered as an "own name" dematerialised shareholder, then:

- you may attend and vote at this meeting; alternatively
- you may appoint a proxy to represent you at the meeting by completing the attached form of proxy and lodging it with the transfer secretaries of the company at least 24 hours before the time of the meeting.

If you have dematerialised your shares and are not registered as an "own name dematerialised shareholder" (i.e. specifically instructed your Central Securities Depository Participant ("CSDP") to hold your shares in your own name on the company's sub-register), then, subject to the custody agreement between yourself and your CSDP or broker:

- if you wish to attend the meeting you must contact your CSDP or broker, as the case may be, and obtain the relevant letter of representation from it; alternatively
- if you are unable to attend the meeting but wish to be represented at the meeting, you must contact your CSDP or broker, as the case may be, and furnish it with your voting instructions in respect of the meeting. You must not complete the attached form of proxy. The instructions must be provided in accordance with the custody agreement between yourself and your CSDP or broker, as the case may be, within the time period required by your CSDP or broker, as the case may be.

CSDPs, brokers or their nominees, as the case may be, recorded in the company's sub-register should, when authorised in terms of their mandate or instructed to do so by the owner on behalf of whom they hold dematerialised shares in the company, vote by either appointing a duly authorised representative to attend and vote at the meeting or by completing the attached form of proxy in accordance with the instructions thereon and lodging it with the transfer secretaries of the company at least 24 hours before the time of the meeting.

By order of the Board

D Sheard
Secretary
17 June 2009

ANNEXURE TO NOTICE OF ANNUAL GENERAL MEETING

BRIEF CURRICULUM VITAE OF DIRECTORS STANDING FOR RE-ELECTION

NON-EXECUTIVE

Prof F Abrahams (46)

B Econ Hons (cum laude), M Comm, D Comm

Fatima Abrahams has been an independent non-executive director of Foschini Limited since 2003.

Fatima is a member of the remuneration sub-committee and chairperson of the transformation sub-committee.

She is an academic, experienced company director and a registered industrial psychologist. She is currently a senior professor in Industrial Psychology at the University of the Western Cape (UWC), having lectured in this department since 1986. She has also served as Dean of the Faculty of Economic and Management sciences at UWC and served as Chairperson of the Victoria and Alfred Waterfront Holdings.

She is chairperson of TSIBA Education, a non-profit private higher educational institution.

She is also a non-executive director of Lewis Group Limited and New Clicks Holdings Limited.

Mr D M Nurek (59)

Diploma in Law

David Nurek has been an independent non-executive director of Foschini Limited since 1990. He served as deputy chairman for a number of years before being appointed as chairman of the board on 1 April 2009.

David is chairman of the nomination, remuneration and risk sub-committees. He is also a member of the transformation sub-committee. He attends audit sub-committee meetings by invitation.

He has been employed in an executive capacity by Investec Bank since 2000. He also serves as the regional chairman of Investec's various businesses in the Western Cape and as global head of legal risk. Prior to joining Investec he practised as a commercial attorney at Sonnenberg Hoffmann Galombik for more than 30 years, ultimately serving as chairman.

He holds a Diploma in Law and a Graduate Diploma in Company Law from the University of Cape Town and completed a Program of Instruction for Lawyers at Harvard Law School.

He is an experienced company director, having served on the boards of numerous listed and unlisted companies in a non-executive capacity over many years.

He is a non-executive director of Aspen Pharmacare Holdings Limited, Sun International Limited and Trencor Limited.

He is the non-executive chairman of Distell Group Limited, Lewis Group Limited and New Clicks Holdings Limited.

Mr D M Polak (60)

Dennis Polak joined the group in 1969 and was appointed as an executive director in 1996. Following his retirement at the end of 2007 he now serves on the board as a non-executive director.

Dennis is a member of the audit and risk sub-committees.

Dennis has extensive retail experience. During his 39 years with the group he served in various operational roles within American Swiss and Foschini before being appointed as managing director of Pages (subsequently re-branded exact!) in 1990. He was appointed group retail director in 1996 and served as group CEO for the 10 years prior to his retirement.

Ms K N Dhlomo (36)

BA, MBA

Khanyi Dhlomo was appointed as an independent non-executive director on 23 February 2009.

Khanyi has held various media-related roles, including editor of the women's lifestyle publication, True Love. She also held the position of manager of SA Tourism in France. She is the founding managing director of Ndalo Media (a media company she co-owns with Media24), which publishes print and digital products, as well as being the founding editor of Destiny, a business and lifestyle magazine for women. She also serves on the Advisory Council of the University of Stellenbosch Business School and serves as Patron of Orion, a non-profit therapeutic and training centre for people with mental, physical and intellectual disabilities.

She holds a BA degree in industrial psychology from Unisa and an MBA from Harvard Business School.

Ms N V Simamane (49)

BSc (Hons)

Noma Simamane was appointed as an independent non-executive director on 23 February 2009.

She has extensive marketing and advertising experience, having previously held the positions of marketing manager at Unilever, marketing director of British American Tobacco and managing director of BLGK Bates advertising agency. She is currently managing director of Zanusi Brand Solutions, a branding consultancy she founded in 2001. She has played an active role in the Association of Marketers in South Africa and has served on a regional advisory council of the UN Development Programme. She has worked in the United States and Kenya and she holds a BSc Hons in biology and chemistry from the University of Botswana.

She is also a non-executive director of Cashbuild Limited.

EXECUTIVE

Mr P S Meiring (53)

Peter Meiring joined the group in 1983 and was appointed as an executive director of Foschini Limited on 1 April 2009.

In addition to his extensive experience in consumer credit lending, Peter also has experience in information technology, specifically in financial systems.

Peter is currently the managing director of the group's financial services division, having previously held various roles within the group's IT department, as well as within Pages (subsequently re-branded exact!) before moving to the financial services division in 1992. He was appointed managing director of this division in 1998 and to the operating board in 1999.

Peter also serves as the chairman of the RCS Group.





FORM OF PROXY

FOSCHINI
FOSCHINI LIMITED

Foschini Limited

JSE code : FOS   ISIN : ZAE000031019

Incorporated in the Republic of South Africa (Reg. no. 1937/009504/06)

To be returned to The Transfer Secretaries, Computershare Investor Services (Pty) Limited, 70 Marshall Street, Johannesburg, 2001 (P O Box 61051, Marshalltown, 2107) as soon as possible and not later than 24 hours before the meeting, excluding Saturdays, Sundays and public holidays.

FORM OF PROXY (N.B. FOR USE ONLY BY CERTIFICATED AND "OWN NAME" DEMATERIALISED SHAREHOLDERS)

ANNUAL GENERAL MEETING 9 SEPTEMBER 2009

I/We (full names) ______________________________

of (address) ______________________________

being a member(s) of Foschini Limited and entitled to ______________ votes (ONE PER SHARE HELD)

hereby appoint ______________ or failing him/her ______________

or failing him/her the chairman of the meeting as my/our proxy to act for me/us at the Annual General Meeting of the company to be held at 12h15 on Wednesday, 9 September 2009 at Stanley Lewis Centre, 340 Voortrekker Road, Parow East and at any adjournment thereof as follows:

		Insert X in appropriate block		
		For	Against	Abstain
Ordinary resolution No 1	– approval of annual financial statements			
Ordinary resolution No 2	– reappointment of auditors			
Ordinary resolution No 3	– approval of directors' fees for the year ending 31 March 2010			
Ordinary resolution No 4	– election of Prof F Abrahams as a director			
Ordinary resolution No 5	– election of Mr D M Nurek as a director			
Ordinary resolution No 6	– election of Mr D M Polak as a director			
Ordinary resolution No 7	– election of Ms K N Dhlomo as a director			
Ordinary resolution No 8	– election of Mr P S Meiring as a director			
Ordinary resolution No 9	– election of Ms N V Simamane as a director			
Special resolution No 1	– general authority to repurchase company shares			
Ordinary resolution No 10	– general authority of directors			

Signed this ______________ day of ______________ 2009

Signature ______________ Assisted by (where applicable) ______________

Please read the notes on the reverse side of this proxy form.

FORM OF PROXY CONTINUED

NOTES

1. The person whose name stands first on the proxy form and who is present at the annual general meeting will be entitled to act as a proxy to the exclusion of those whose names follow thereafter. If no proxy is inserted in the spaces provided, the chairman shall be deemed to be appointed as the proxy.
2. Unless otherwise instructed above, a proxy is entitled to vote as he thinks fit.
3. A proxy appointed by a member to attend, speak and vote in his stead need not also be a member of the company.
4. In order to be effective this proxy form, and the power of attorney or other authority (if any) under which it is signed, must be RECEIVED by the transfer secretaries of the company, Computershare Investor Services (Pty) Ltd, not less than twenty-four (24) hours before the time appointed for the holding of the meeting or any adjournment thereof, as the case may be, at which the proxy proposes to vote, excluding Saturdays, Sundays and public holidays.
5. Any alteration or correction made to this proxy form must be initialled by the signatory/ies, but may not be accepted by the chairman.
6. If you hold shares in certificated form (i.e. you have not dematerialised your shares) or are registered as an "own name" dematerialised shareholder, then you may attend and vote at this meeting; alternatively you may appoint a proxy to represent you at the meeting by completing the attached form of proxy and lodging it with the transfer secretaries of the company to be RECEIVED at least 24 hours before the time of the meeting, excluding Saturdays, Sundays and public holidays.
7. If you have dematerialised your shares and are not registered as an "own name dematerialised shareholder" (i.e. specifically instructed your Central Securities Depository Participant ("CSDP") to hold your shares in your own name on the company's sub-register), then, subject to the custody agreement between yourself and your CSDP or broker:
   - if you wish to attend the meeting you must contact your CSDP or broker, as the case may be, and obtain the relevant letter of representation from it; alternatively
   - if you are unable to attend the meeting but wish to be represented at the meeting, you must contact your CSDP or broker, as the case may be, and furnish it with your voting instructions in respect of the meeting. You must NOT complete the attached form of proxy. The instructions must be provided in accordance with the custody agreement between yourself and your CSDP or broker, as the case may be, within the time period required by your CSDP or broker, as the case may be.
8. CSDPs, brokers or their nominees, as the case may be, recorded in the company's sub-register should, when authorised in terms of their mandate or instructed to do so by the owner on behalf of whom they hold dematerialised shares in the company, vote by either appointing a duly authorised representative to attend and vote at the meeting or by completing the attached form of proxy in accordance with the instructions thereon and lodging it with the transfer secretaries of the company at least 24 hours before the time of the meeting, excluding Saturdays, Sundays and public holidays.

motiv

ADMINISTRATION

Foschini Limited
Reg. No. 1937/009504/06
JSE codes: FOS - FOSP
ISIN: ZAE000031019 - ZAE000031027

Attorneys
Edward Nathan Sonnenbergs Inc.

Auditors
KPMG Inc.

Head Office
Stanley Lewis Centre, 340 Voortrekker Road
Parow East 7500
South Africa
Telephone +27 (0) 21 938 1911

Principal Banker
First Rand Bank Limited

Registered Office
Stanley Lewis Centre, 340 Voortrekker Road
Parow East 7500
South Africa

Secretary
D Sheard BComm,CA(SA)
Stanley Lewis Centre, 340 Voortrekker Road
Parow East 7500
South Africa
P O Box 6020, Parow East 7501
South Africa

Sponsor
UBS South Africa (Pty) Ltd
64 Wierda Road East, Wierda Valley, Sandton 2196
South Africa

Transfer Secretaries
Computershare Investor Services (Pty) Limited
9th Floor, 70 Marshall Street, Johannesburg 2001,
South Africa
P O Box 61051, 2107 Marshalltown, South Africa
Telephone +27 (0) 11 370 5000

United States ADR Depositary
The Bank of New York, 620 Ave. of the Americas
New York, NY 10011

Website
http://www.foschinigroup.com/

FINANCIAL CALENDAR

Financial year end		31 March 2009
Annual Report		31 July 2009
Annual general meeting (72nd)		9 September 2009
Interim profit announcement		5 November 2009
Dividend payments		
Ordinary	- final	July 2009
	- interim	January 2010
Preference	- interim	September 2009
	- final	March 2010

Designed by motiv
Printed by Ince

www.foschinigroup.com

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **Starlight International Holdings Limited**, you should at once hand this circular and the accompanying proxy form to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED
升岡國際有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 485)

PROPOSALS INVOLVING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES, RE-ELECTION OF RETIRING DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening an annual general meeting of Starlight International Holdings Limited ("the Company") to be held at Lavender Room, 27th Floor, The Park Lane, 310 Gloucester Road, Hong Kong on Friday, 18th September, 2009 at 3:00 p.m. is set out on pages 11 to 14 of this circular. Whether or not you propose to attend the meeting, you are requested to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the head office and principal place of business of the Company at 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of a proxy form will not preclude shareholders from attending and voting at the annual general meeting if they so wish.

Hong Kong, 31st July, 2009

* *for identification purpose only*

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

升岡國際有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 485)

Proxy form for use at the annual general meeting to be held on Friday, 18th September, 2009 at 3:00 p.m. and at any adjournment thereof

I/We *(Note 1)*____

of____

being the registered holder(s) of *(Note 2)*________________________ shares of HK$0.40 each in the capital of **STARLIGHT INTERNATIONAL HOLDINGS LIMITED** ("the Company"), HEREBY APPOINT *(Note 3)* ____

of____

or failing him, the Chairman of the meeting as my/our proxy to act for me/us at the annual general meeting (or at any adjournment thereof) of the Company to be held at Lavender Room, 27th Floor, The Park Lane, 310 Gloucester Road, Hong Kong on Friday, the 18th day of September, 2009 at 3:00 p.m. and at the said meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) as hereunder indicated or, if no such indication is given, as my/our proxy thinks fit. *(Note 4)*.

			FOR *(Note 4)*	**AGAINST** *(Note 4)*
1.	To receive and consider the financial statements for the year ended 31st March, 2009 and the report of the directors and independent auditor's report.			
2.	(a)	To re-elect Mr. Anthony Lau Sak Kai as director.		
	(b)	To re-elect Mr. Chan Chak Chung as director.		
	(c)	To re-elect Mr. Winston Calptor Chuck as director.		
	(d)	To authorize the board of directors to fix the remuneration of the directors.		
3.	To re-appoint auditors and to authorize the board of directors to fix the remuneration of auditors.			
4.	Ordinary resolution in item 4 of notice of annual general meeting (To grant a general mandate to the directors to repurchase shares not exceeding 10% of the issued share capital.)			
5.	Ordinary resolution in item 5 of notice of annual general meeting (To grant a general mandate to the directors to issue additional shares not exceeding 20% of the issue share capital.)			
6.	Ordinary resolution in item 6 of notice of annual general meeting (To extend the general mandate under item 5.)			

Dated the __________ day of __________, 2009. Shareholder's Signature *(Note 5)* : __________

Notes:–

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares of HK$0.40 each to which this proxy relates registered in your name(s). If no number is inserted, this proxy form will be deemed to relate to all the shares of the Company registered in your name(s).
3. Please insert the name and address of proxy desired in the space provided. **IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL ACT AS YOUR PROXY.**
4. **IMPORTANT : IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK THE BOX MARKED "FOR" BESIDE THE APPROPRIATE RESOLUTION. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK THE BOX MARKED "AGAINST" BESIDE THE APPROPRIATE RESOLUTION.** Failure to complete any or all boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.
5. This proxy form must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he was solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.
7. To be valid, this proxy form, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's head office and principal place of business, 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.
8. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. The proxy need not be a member of the Company but must attend the meeting in person to represent you. Completion and deposit of the proxy form will not preclude you from attending and voting at the meeting if you so wish.
9. Any alteration made in this proxy form must be initialled by the person who signs it.

* *for identification purpose only*

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

升岡國際有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：485)

出席於二零零九年九月十八日(星期五)下午三時正召開之股東週年大會(及其任何續會)適用之代表委任表格

本人／吾等*(註一)*＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

寓＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿，

為**STARLIGHT INTERNATIONAL HOLDINGS LIMITED**(「本公司」)股本中每股面值0.40港元股份共＿＿＿＿＿＿＿＿＿＿股*(註二)*之登記持有人，**茲委任***(註三)*＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

寓＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿，

如其未克出席，則委任大會主席為本人／吾等之代表，代表本人／吾等出席於二零零九年九月十八日(星期五)下午三時正假座香港告士打道310號柏寧酒店二十七樓薰衣草廳舉行之股東週年大會(或其任何續會)，並於該大會(或其任何續會)以本人／吾等之名義按以下所載指示代表本人／吾等投票，若無指示，則本人／吾等之代表可酌情自行投票表決*(註四)*。

		贊成 *(註四)*	**反對** *(註四)*
(一)	省覽截至二零零九年三月三十一日止年度之財務報告與董事局報告及獨立核數師報告。		
(二)	(a) 重選劉錫淇先生連任董事。		
	(b) 重選陳澤仲先生連任董事。		
	(c) 重選卓育賢先生連任董事。		
	(d) 授權董事局釐定董事酬金。		
(三)	續聘核數師及授權董事局釐定核數師酬金。		
(四)	載於股東週年大會通告第四項內普通決議案(授予董事購回不超過本公司已發行股本10%之一般授權)		
(五)	載於股東週年大會通告第五項內普通決議案(授予董事發行不超過本公司已發行股本20%新股份之一般授權)		
(六)	載於股東週年大會通告第六項內普通決議案(擴大根據第五項之一般授權)		

日期：二零零九年＿＿＿＿＿＿月＿＿＿＿＿＿日　　股東簽署*(註五)*＿＿＿＿＿＿＿＿＿＿＿＿＿＿

附註：

一. 請用正楷填上姓名及地址。

二. 請填上登記於　閣下名下之每股面值0.40港元股份之數目。倘未有填上股份數目，則本代表委任表格將被視為與所有登記於　閣下名下之本公司股份有關。

三. 請填上所欲委任代表之姓名及地址，**倘未有填上任何姓名，則大會主席出任　閣下之代表**。

四. **注意：　閣下如欲投票贊成一項決議案，請在有關決議案之「贊成」欄內填上「✓」號，　閣下如欲投票反對一項決議案，請在有關決議案之「反對」欄內填上「✓」號。**如無任何指示，則　閣下之代表可自行就有關決議案酌情投票。　閣下之代表亦有權酌情對召開大會之通告所載以外，並於會上適當提出之任何決議案投票。

五. 本代表委任表格須由　閣下或　閣下之正式書面授權人簽署。如股東為一有限公司，則代表委任表格須蓋上公司印鑑，或由行政人員或獲正式授權之授權人簽署。

六. 倘屬聯名登記股份持有人，則任何一位該等人士均可於任何會議上就該等股份投票(不論親身或委派代表)，猶如彼為唯一有權投票者。惟倘超過一位有關之聯名持有人親身或委派代表出席任何會議，則僅股東名冊內有關聯名持有人中排名首位之出席者方有權就該等股份投票。

七. 本代表委任表格連同授權簽署本表格之授權書或其他授權文件(如有)或經由公證人簽署證明之該等文件副本，最遲須於上述大會或任何續會舉行時間四十八小時前送達本公司總辦事處及主要營業地點，香港香港仔大道二百三十二號城都工業大廈五樓，方為有效。

八. 凡有權出席大會並於會上投票之本公司股東，均可委任一名或多名代表代其出席大會，並於投票表決時代其投票。受委任代表毋須為本公司之股東，但須親自出席大會以代表　閣下。　閣下填妥及交回代表委任表格後仍可出席大會及於會上投票。

九. 代表委任表格之每項更改，均須由簽署人簡簽示可。

* *僅供識別*

In this circular, the following expressions have the following meanings unless the context requires otherwise:–

"Annual General Meeting" or "AGM"	the annual general meeting of the Company to be held at Lavender Room, 27th Floor, The Park Lane, 310 Gloucester Road, Hong Kong on Friday, 18th September, 2009 at 3:00 p.m. and/or any adjournment thereof
"AGM Notice"	the notice dated 31st July, 2009 convening the AGM as set out on pages 11 to 14 of this circular
"Board"	the board of Directors
"Bye-Laws"	the Bye-Laws of the Company for the time being
"Companies Act"	the Companies Act 1981 of Bermuda
"Company"	Starlight International Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	24th July, 2009, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Ordinary Resolutions"	the proposed ordinary resolution(s) as referred to in the AGM Notice
"Repurchase Proposal"	the proposal to give a general mandate to the Directors to exercise the powers of the Company to repurchase during the period as set out in the Repurchase Resolution Shares up to a maximum of 10% of the issued share capital of the Company as at the date of passing of the Repurchase Resolution
"Repurchase Resolution"	the proposed ordinary resolution as referred to in resolution no. 4 of the AGM Notice

"SFO"	Securities and Futures Ordinance (Chapter 571 of Laws of Hong Kong)
"Share(s)"	share(s) of HK$0.40 each in the share capital of the Company
"Shareholders"	holders of the share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong Special Administrative Region

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED
升岡國際有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 485)

Executive Directors:
Lau Sak Hong, Philip *(Chairman)*
Lau Sak Kai, Anthony
Lau Sak Yuk, Andy

Non-Executive Director:
Hon Sheung Tin, Peter

Independent Non-Executive Directors:
Ho Hau Chong, Norman
Chan Chak Chung
Winston Calptor Chuck

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Head Office and Principal Place of Business:
5th Floor
Shing Dao Industrial Building
232 Aberdeen Main Road
Hong Kong

Hong Kong, 31st July, 2009

To the shareholders,

Dear Sir or Madam,

PROPOSALS INVOLVING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES, RE-ELECTION OF RETIRING DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

1. INTRODUCTION

At the annual general meeting of the Company held on 18th September, 2008, general mandates were given by the Company to the Directors to exercise the powers of the Company to repurchase Shares and to allot, issue and deal with Shares. Such general mandates will lapse at the AGM.

The purpose of this circular is to provide you with the information regarding the proposed renewal of the general mandates to allot, issue and deal with Shares, extension of such general mandate and to repurchase Shares and re-election of retiring directors and to seek your approval of the resolutions relating to these matters at the AGM.

* *for identification purpose only*

2. GENERAL MANDATE TO REPURCHASE SHARES

The Directors propose to seek your approval of the Repurchase Resolution to be proposed at the AGM details of which are set out in Ordinary Resolution no. 4 in the AGM Notice. The Shares, which may be repurchased pursuant to the Repurchase Resolution, are Shares representing up to 10% of the aggregate nominal amount of the share capital in issue as at the date of passing the Repurchase Resolution. An explanatory statement as required under the Listing Rules to provide the requisite information of the Repurchase Proposal is set out in the Appendix I hereto.

3. GENERAL MANDATE TO ISSUE SHARES

It will also be proposed at the AGM two ordinary resolutions respectively granting to the Directors a general mandate to allot, issue and deal with Shares not exceeding 20% of the issued share capital of the Company as at the date of passing the resolution and adding to such general mandate so granted to the Directors any Shares representing the aggregate nominal amount of the Shares repurchased by the Company after the granting of the general mandate to repurchase Shares up to 10% of the issued share capital of the Company as at the date of passing the Repurchase Resolution.

Subject to the passing of the ordinary resolution granting the general mandate to issue new Shares and on the basis that no further Shares are issued or repurchased prior to the AGM, the Company would be allowed under such general mandate to issue a maximum of 157,017,765 Shares representing 20% of the issued share capital of the Company as at the Latest Practicable Date.

Details of general mandate to issue Shares and the extension of such general mandate are respectively set out in Ordinary Resolutions nos. 5 and 6 in the AGM Notice.

4. RE-ELECTION OF RETIRING DIRECTORS

The Board of Directors currently consists of seven Directors, namely Messrs. Philip Lau Sak Hong, Anthony Lau Sak Kai, Andy Lau Sak Yuk, Peter Hon Sheung Tin, Norman Ho Hau Chong, Chan Chak Chung and Winston Calptor Chuck.

Pursuant to Bye-Law 82 of the Bye-Laws, Messrs. Anthony Lau Sak Kai, Chan Chak Chung and Winston Calptor Chuck shall retire from office by rotation at the AGM and shall be eligible and offer themselves for re-election.

Details of retiring Directors proposed for re-election at the AGM are set out in the Appendix II of this circular.

5. ANNUAL GENERAL MEETING

On pages 11 to 14 of this circular, you will find the AGM Notice which contains, inter alia, the Ordinary Resolutions to approve the Repurchase Proposal, the grant of general mandate to issue Shares and the extension of such general mandate and the re-election of retiring Directors.

6. VOTING BY WAY OF POLL

Pursuant to Rule 13.39(4) of the Listing Rules, all votes at the AGM will be taken by poll and the Company will announce the results of the poll in the manner prescribed under Rule 13.39(5) of the Listing Rules.

7. ACTION TO BE TAKEN

A proxy form for use at the AGM is enclosed herein. Whether or not you intend to attend the AGM, you are requested to complete the proxy form in accordance with the instructions printed thereon and return it to the head office and principal place of business of the Company, 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong not less than 48 hours before the time appointed for holding the AGM. Completion and return of a proxy form will not preclude Shareholders from attending and voting at the AGM if they so wish.

8. RECOMMENDATION

The Directors believe that the Repurchase Proposal, general mandate to issue new Shares, extension of such general mandate to issue Shares and re-election of the retiring Directors are all in the best interests of the Company and the Shareholders. Accordingly, the Directors recommend that all Shareholders should vote in favour of the resolutions set out in the AGM Notice.

By Order of the Board
Starlight International Holdings Limited
Lau Sak Hong, Philip
Chairman

This appendix serves as an explanatory statement, as required by the Listing Rules, to provide the requisite information to you for your consideration of the proposal to permit the repurchase of Shares up to a maximum of 10% of the issued share capital of the Company as at the date of passing the Repurchase Resolution.

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 785,088,828 Shares.

Subject to the passing of the Repurchase Resolution and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and prior to the AGM, the Company would be allowed under the Repurchase Resolution to repurchase a maximum of 78,508,882 Shares.

2. REASONS FOR REPURCHASE

The Directors believe that the Repurchase Proposal is in the best interests of the Company and the Shareholders. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share of the Company and will only be made when the Directors believe that such a repurchase will benefit the Company and the Shareholders.

3. FUNDING OF REPURCHASE

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum of association and Bye-Laws and the applicable laws of Bermuda. The Companies Act provides that the amount of capital repaid in connection with a share repurchase may only be paid out of either the capital paid up on the relevant shares, or the profits that would otherwise be available for dividend or the proceeds of a fresh issue of shares made for the purpose. The amount of premium payable on repurchase may only be paid out of either the profits that would otherwise be available for dividend or out of the share premium or contributed surplus accounts of the Company.

There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 31st March, 2009 in the event that the power to repurchase Shares pursuant to the Repurchase Proposal was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the power to repurchase Shares pursuant to the Repurchase Proposal to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before the Latest Practicable Date are as follows:–

	Highest	Lowest
	HK$	*HK$*
July 2008	0.620	0.425
August 2008	0.460	0.385
September 2008	0.400	0.285
October 2008	0.315	0.080
November 2008	0.205	0.147
December 2008	0.240	0.180
January 2009	0.235	0.141
February 2009	0.200	0.170
March 2009	0.195	0.110
April 2009	0.248	0.190
May 2009	0.385	0.218
June 2009	0.410	0.285
July 2009 *(up to and including the Latest Practicable Date)*	0.320	0.260

5. UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Proposal and in accordance with the Listing Rules, Bye-Laws and the applicable laws of Bermuda.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates (as defined in the Listing Rules), have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Proposal if the Repurchase Proposal is approved by the Shareholders and exercised by the Board.

No connected person (as defined in the Listing Rules) have notified the Company that he has a present intention to sell Shares to the Company or its subsidiaries, or have undertaken not to do so, in the event that the Repurchase Proposal is approved by the Shareholders and exercised by the Board.

6. TAKEOVERS CODE

If on the exercise of the power to repurchase Shares pursuant to the Repurchase Proposal, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code. As a result, a shareholder or group of Shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

At the Latest Practicable Date, according to the register of substantial shareholders maintained by the Company pursuant to section 336 of the Securities and Futures Ordinance, Mr. Philip Lau Sak Hong and his associates, including companies and trust controlled by him, held on a beneficial basis 354,229,211 Shares representing 45.12% of the issued share capital of the Company. Based on such shareholdings and in the event that the Directors exercised in full the power to repurchase Shares pursuant to the Repurchase Resolution, the shareholdings of Mr. Philip Lau Sak Hong and his associates would be increased to approximately 50.13% of the issued share capital of the Company. Based on such shareholding and in the event the Directors exercised in full the power to repurchase Shares pursuant to the Repurchase Proposal, an obligation to make a general offer by Mr. Philip Lau Sak Hong to shareholders under Rule 26 of the Takeovers Code may arise. The Directors have no present intention to exercise the power to repurchase Shares pursuant to the Repurchase Proposal to such an extent as to result in takeover obligations.

In the event that the Repurchase Proposal is exercised in full, the number of Shares held by the public would not fall below 25%.

7. SHARES REPURCHASE MADE BY THE COMPANY

The Company had not repurchased any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.

The following are the particulars of the retiring directors proposed to be re-elected at the AGM to be held on 18th September, 2009:–

Mr. Anthony Lau Sak Kai, aged 59, was appointed director of the Company since 26th September, 1989. He is an Executive Director of the Company. Mr. Lau has been in the Group for 37 years and is responsible for the Group's overall production management in China and also in charge of the Research & Development of the Group. Mr. Lau did not hold any directorship in other listed public companies during the three years preceding the Latest Practicable Date. Mr. Lau is also a director of in a number of subsidiaries of the Group of the Company. Save as disclosed above, he does not held any position of the Company and other companies within the Group.

He is the brother of Mr. Philip Lau Sak Hong, Mr. Andy Lau Sak Yuk, Ms. Carol Lau Chui Lan, Mr. Eric Lau Shek Hung and Mr. Jacky Lau Sek Hoi. They are executive directors and senior management of the Company. Save as disclosed herein, Mr. Lau did not have any relationships with the Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Lau has personal interests and corporate interests in 38,693,836 shares and 13,265,692 shares respectively within the meaning of Part XV of the SFO.

Mr. Lau is entitled to an annual remuneration package of HK$1,473,110. Such sum was determined by the Board with reference to market terms, his duties and responsibilities in the Group and the Group's remuneration policy. He is also entitled to a year end discretionary bonus determined by the Board at its absolute discretion having regard to the Company's performance and the marketing situation. There is no director's service contract entered into between the Company and Mr. Lau. He is not appointed for a specific term and is subject to retirement by rotation and re-election in accordance with the Company's Bye-Laws. He is entitled to a director fee of not less than HK$50,000 per annum which is subject to the approval of the Board by reference to the prevailing marketing conditions and the shareholders' approval at an annual general meeting.

Save as disclosed above, Mr. Lau has confirmed that there are no other matters that need to be brought to the attention of the Shareholders in connection with his re-election and no other information that should be disclosed pursuant to rule 13.51(2)(h) to (v) of the Listing Rules.

Mr. Chan Chak Chung, aged 51, was appointed director of the Company since 30th September, 2004. He is an Independent Non-executive Director, a member of audit committee and remuneration committee of the Company. He is a qualified accountant with about 28 years in the public accountancy profession. He holds a Master degree in Business Administration. He is an associate member of Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. Save as disclosed above, he did not hold any directorship in other listed public companies during the three years preceding the Latest Practicable Date and does not hold any other position in the Company and other companies within the Group.

As at the Latest Practicable Date, Mr. Chan did not have any relationship with any Directors, senior management, substantial or controlling shareholders of the Company and did not have any interest in Shares, within the meaning of Part XV of SFO.

Mr. Chan is appointed for a term until 30th September, 2009 and subject to retirement and re-election provisions in the Bye-Laws. He is entitled to have a director fee of HK$50,000 per annum which is subject to the approval of the Board by reference to the prevailing market conditions and the Shareholder's approval at an annual general meeting.

Save as disclosed above, Mr. Chan has confirmed that there are no other matters that need to be brought to the attention of the shareholders in connection with his re-election and no other information that should be disclosed pursuant to rule 13.51(2)(h) to (v) of the Listing Rules.

Mr. Winston Calptor Chuck, aged 53, was appointed director of the Company since 30th September, 2004. He is an Independent Non-executive Director, a member of remuneration committee of the Company. He has been practicing as a solicitor in Hong Kong over 27 years. He holds a Bachelor Degree of Arts from University of Ontario, Canada. He is also an independent non-executive director of ITC Corporation Limited, a company listed on the Stock Exchange. Save as disclosed above, he did not hold any directorship in other listed public companies during the three years preceding the Latest Practicable Date and does not hold any other position in the Company and other companies within the Group.

As at the Latest Practicable Date, Mr. Chuck has personal interest of 770,000 shares, representing approximately 0.1% of the issued share capital of the Company, within the meaning of Part XV of the SFO. Mr. Chuck did not have any relationship with any Directors, senior management, substantial or controlling shareholders of the Company.

Mr. Chuck is appointed for a term until 30th September, 2009 and subject to retirement and re-election provisions in the Bye-Laws. He is entitled to have a director fee of HK$50,000 per annum which is subject to the approval of the Board by reference to the prevailing market conditions and the Shareholder's approval at an annual general meeting.

Save as disclosed above, Mr. Chuck has confirmed that there are no other matters that need to be brought to the attention of the shareholders in connection with his re-election and no other information that should be disclosed pursuant to rule 13.51(2)(h) to (v) of the Listing Rules.

In the opinions of the Directors, other than the aforesaid matters, there is no other matters need to be brought to the attention of the Shareholders in relation to the re-election of the above retiring directors.

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

升岡國際有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 485)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Starlight International Holdings Limited will be held at Lavender Room, 27th Floor, The Park Lane, 310 Gloucester Road, Hong Kong on Friday, the 18th September, 2009 at 3:00 p.m. for the following purpose:–

1. To receive and consider the financial statements for the year ended 31st March, 2009 and the report of the directors and independent auditor's report.

2. To re-elect retiring Directors and to authorise the board of Directors to fix the remuneration of Directors.

3. To re-appoint auditors and to authorise the board of Directors to fix their remuneration of auditors.

4. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT**:–

(a) subject to paragraph (b) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.40 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

* *for identification purpose only*

(b) the aggregate nominal amount of shares of the Company which the Directors of the Company is authorised to repurchase pursuant to the approval in paragraph (a) of this resolution shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws of Bermuda or the Bye-Laws of the Company to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

5. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT**:–

(a) subject to paragraph (c) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.40 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this resolution shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) an issue of shares as scrip dividends pursuant to the Bye-Laws of the Company from time to time; (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company; or (iv) an issue of shares upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws of Bermuda or the Bye-Laws of the Company to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares or issue of options, warrants or other securities giving right to subscribe for shares of the Company, open for a period fixed by the Directors of the Company to holders of shares of the Company, or any class of shares of the Company, whose names appear on the register of members of the Company (and, where appropriate, to holders of other securities of the Company entitled to the offer) on a fixed record date in proportion to their holdings of such shares (or, where appropriate such other securities) as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

6. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT** subject to the passing of Resolutions set out in items 4 and 5 of the notice convening this meeting, the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to the Resolution set out in item 5 of the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to Resolution set out in item 4 of the notice convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the said Resolution."

By Order of the Board
Peter Lee Yip Wah
Secretary

Hong Kong, 31st July, 2009.

Notes:–

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the head office and principal place of business of the Company at 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. The retiring directors standing for re-election under item 2 are Messrs. Anthony Lau Sak Kai, Chan Chak Chung and Winston Calptor Chuck.

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下全部**Starlight International Holdings Limited升岡國際有限公司***股份**售出或轉讓**，應立即將本通函及隨附代表委任表格送交買主或承讓人，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

升岡國際有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：485）

有關購回股份及發行股份之一般授權、重選退任董事之建議及股東週年大會通告

Starlight International Holdings Limited升岡國際有限公司*（「本公司」）謹訂於二零零九年九月十八日（星期五）下午三時正假座香港告士打道310號柏寧酒店27樓薰衣草廳舉行股東週年大會，大會通告載於本通函第十一至十四頁。無論　閣下是否有意出席大會，務請盡快按照隨附代表委任表格所印列之指示填妥及交回表格，惟無論如何最遲須於大會或其任何續會指定舉行時間四十八小時前送達本公司之總辦事處及主要營業地點，地址為香港香港仔大道232號城都工業大廈5樓。填妥及交回代表委任表格後，股東屆時仍可依願出席股東週年大會，並於會上投票。

香港，二零零九年七月三十一日

*　*僅供識別*

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「股東週年大會」	指	本公司將於二零零九年九月十八日(星期五)下午三時正假座香港告士打道310號柏寧酒店27樓薰衣草廳舉行之股東週年大會及／或其任何續會
「股東週年大會通告」	指	日期為二零零九年七月三十一日，載列於本通函第十一至十四頁召開股東週年大會之通告
「董事局」	指	董事局
「章程細則」	指	本公司當時之章程細則
「公司法」	指	百慕達一九八一年公司法
「本公司」	指	Starlight International Holdings Limited升岡國際有限公司*，於百慕達註冊成立之有限公司，其股份於聯交所上市
「董事」	指	本公司董事
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零九年七月二十四日，即本通函付印前就確定本通函所載若干資料之最後實際可行日期
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「普通決議案」	指	股東週年大會通告所述擬提呈之普通決議案
「購回建議」	指	授予董事一般授權之建議，以於購回決議案所述期間行使本公司權力，購回最多達於購回決議案獲通過當日本公司已發行股本10%之股份
「購回決議案」	指	股東週年大會通告第4項決議案所述擬提呈之普通決議案

* *僅供識別*

「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	本公司股本中每股面值0.40港元之股份
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「港元」	指	香港特別行政區法定貨幣港元

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED
升岡國際有限公司*

(於百慕達註冊成立之有限公司)

(股份代號:485)

執行董事:
劉錫康*(主席)*
劉錫淇
劉錫澳

非執行董事:
韓相田

獨立非執行董事:
何厚鏘
陳澤仲
卓育賢

註冊辦事處:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

總辦事處及主要營業地點:
香港
香港仔大道232號
城都工業大廈
5樓

敬啟者:

有關購回股份及發行股份之一般授權、重選退任董事之建議及股東週年大會通告

1. 緒言

於二零零八年九月十八日舉行之本公司股東週年大會上,本公司向董事授出一般授權,以行使本公司權力購回股份以及配發、發行及處理股份。該項一般授權將於股東週年大會上失效。

本通函旨在向 閣下提供有關建議更新配發、發行及處理股份之一般授權、擴大該一般授權及購回股份之一般授權以及重選退任董事之資料,並徵求 閣下於股東週年大會上批准有關此等事項之決議案。

* *僅供識別*

2. 購回股份之一般授權

董事擬徵求　閣下批准將於股東週年大會提呈之購回決議案，有關詳情載於股東週年大會通告第4項普通決議案。根據購回決議案可購回股份之總面值，最多達購回決議案獲通過當日已發行股本10%。按照上市規則規定就購回建議提供所需資料之說明函件載於本通函附錄一內。

3. 發行股份之一般授權

本公司將於股東週年大會提呈兩項普通決議案，分別授予董事一般授權，以配發、發行及處理不超過於決議案獲通過當日本公司已發行股本20%之股份，以及擴大董事就此獲授之一般授權，加入相當於本公司於授出購回股份之一般授權後所購回股份之總面值，最多達購回決議案獲通過當日本公司已發行股本10%。

待通過普通決議案授出一般授權以發行新股份及根據於股東週年大會前不再發行或購回股份為基準，本公司根據有關一般授權可發行最多157,017,765股股份，相當於本公司於最後實際可行日期之已發行股本之20%。

發行股份之一般授權及擴大該一般授權之詳情分別載於股東週年大會通告第5及第6項普通決議案。

4. 重選退任董事

董事局現由七名董事組成，分別為劉錫康先生、劉錫淇先生、劉錫澳先生、韓相田先生、何厚鏘先生、陳澤仲先生及卓育賢先生。

根據章程細則第82條之規定，劉錫淇先生、陳澤仲先生及卓育賢先生須於股東週年大會任滿告退，而彼等合資格且願意膺選連任。

有關建議於股東週年大會重選連任之退任董事詳情載於本通函附錄二。

5. 股東週年大會

股東週年大會之通告載於本通函第十一至十四頁，當中載有(其中包括)批准購回建議、授出發行股份之一般授權及擴大該一般授權及重選退任董事之普通決議案。

6. 按股數投票方式表決

根據上市規則第13.39(4)條，於股東週年大會上所有表決將以按股數投票方式進行表決，而本公司將按上市規則第13.39(5)條規定的方式公佈按股數投票方式表決結果。

7. 將予採取之行動

隨函附奉股東週年大會適用之代表委任表格。無論　閣下是否有意出席股東週年大會，務請盡快按照代表委任表格所列印之指示填妥及交回表格，並最遲須於股東週年大會指定舉行時間四十八小時前交回本公司之總辦事處及主要營業地點，地址為香港香港仔大道232號城都工業大廈5樓。填妥及交回代表委任表格後，股東仍可依願出席股東週年大會，並於會上投票。

8. 推薦意見

董事相信，購回建議、發行新股份之一般授權、擴大該一般授權以發行股份及重選退任董事均符合本公司及其股東之最佳利益。因此，董事建議全體股東投票贊成於股東週年大會通告所載之決議案。

此致

列位股東　台照

承董事局命
升岡國際有限公司
主席
劉錫康
謹啟

香港，二零零九年七月三十一日

本附錄旨在提供上市規則規定之說明函件，向　閣下提供所需資料，以供　閣下考慮批准購回最多佔本公司於購回決議案獲通過當日之已發行股本10%之股份之建議。

1. 股本

於最後實際可行日期，本公司已發行股本包括785,088,828股股份。

待購回決議案獲通過後，按於最後實際可行日期後及股東週年大會前並無進一步發行或購回任何股份為基準計算，本公司根據購回決議案將可購回最多達78,508,882股股份。

2. 購回之理由

董事認為，購回建議符合本公司及其股東之最佳利益。視乎當時市況及融資安排而定，購回股份或會提高本公司之資產淨值及／或每股盈利，而董事僅會在彼等認為購回有利於本公司及其股東之情況下，方會進行。

3. 購回之資金

在購回股份時，本公司僅可動用根據其組織章程大綱、章程細則及百慕達適用法例就此可合法動用之資金。公司法規定就購回股份而償還之資金金額，僅可從有關股份之已繳股本或本公司可用作股息分派之溢利或就購回發行新股之所得款項撥付。購回股份之應付溢價僅可從可用作股息分派之溢利或本公司之股份溢價賬或繳入盈餘賬撥付。

倘根據購回建議於建議購回期間任何時間悉數行使購回股份之權力，則可能對本公司之營運資金或資本負債比率(與截至二零零九年三月三十一日止年度之年報所載經審核賬目所披露狀況比較)造成重大不利影響。然而，倘於有關情況下，購回股份對董事不時認為適合本公司之營運資金需要或資本負債比率造成重大不利影響，則董事將不會建議根據購回建議行使權力購回股份。

4. 股份價格

股份在最後實際可行日期前十二個月，在聯交所買賣之每月最高及最低價格如下：

	最高 *港元*	最低 *港元*
二零零八年七月	0.620	0.425
二零零八年八月	0.460	0.385
二零零八年九月	0.400	0.285
二零零八年十月	0.315	0.080
二零零八年十一月	0.205	0.147
二零零八年十二月	0.240	0.180
二零零九年一月	0.235	0.141
二零零九年二月	0.200	0.170
二零零九年三月	0.195	0.110
二零零九年四月	0.248	0.190
二零零九年五月	0.385	0.218
二零零九年六月	0.410	0.285
二零零九年七月*(截至及包括最後實際可行日期)*	0.320	0.260

5. 承諾

董事已向聯交所作出承諾，彼等將遵照一切適用規定，行使本公司權力，根據購回建議及按照上市規則、章程細則及百慕達適用法例購回股份。

董事或彼等在作出一切合理查詢後所深知，彼等之任何聯繫人士(定義見上市規則)，目前均無意在購回建議獲股東批准及獲董事局行使情況下向本公司或其附屬公司出售任何股份。

概無關連人士(定義見上市規則)知會本公司，表示目前有意或已承諾不會於購回建議獲股東批准及獲董事局行使情況下向本公司或其附屬公司出售任何股份，亦無承諾不會出售任何股份。

6. 收購守則

倘根據購回建議行使權力購回股份導致股東於本公司之表決權比例權益有所增加，則該項增加就收購守則規則32而言，將被視為一項收購。因此，一名或一群一致行動之股東可取得或鞏固本公司之控制權，並須根據收購守則規則26提出強制性收購建議。

於最後實際可行日期，按照本公司根據證券及期貨條例第336條存置之主要股東登記冊所載，劉錫康先生及其聯繫人士，包括其所控制之公司及信託實益持有354,229,211股股份，相當於本公司已發行股本45.12%。按有關股權為基準計算，倘董事根據購回決議案全面行使購回股份之權力，則劉錫康先生及其聯繫人士之股權將增至佔本公司已發行股本約50.13%。根據有關股權及倘董事根據購回建議全面行使購回股份之權力，則劉錫康先生或須根據收購守則規則26向股東提出全面收購建議。董事目前無意於根據購回建議行使購回股份之權力將導致產生收購責任情況下行使該等權力。

倘購回建議獲全面行使，則公眾人士持有之股份數目將不會降至低於25%。

7. 本公司購回股份

於最後實際可行日期前六個月，本公司並無於聯交所或其他證券交易所購回任何股份。

以下為建議於二零零九年九月十八日舉行之股東週年大會上重選連任之退任董事詳情：

劉錫淇先生，59歲，於一九八九年九月二十六日獲委任為本公司董事。彼為本公司執行董事。劉先生在本集團服務了37年，負責本集團於中國之整體生產管理，亦負責本集團的研究及開發。劉先生於最後實際可行日期前三年並無出任其他上市公司董事職位。劉先生亦為本公司多家集團附屬公司之董事。除上述所披露者外，彼並無出任本公司及本集團旗下其他公司之職位。

劉錫淇先生為劉錫康先生、劉錫澳先生、劉翠蓮女士、劉錫鴻先生及劉錫海先生之胞兄／弟。彼等為本公司執行董事及高級管理層人員。除本文所披露者外，劉先生與本公司董事、高級管理層或主要或控股股東概無任何關係。

於最後實際可行日期，劉先生分別於38,693,836股及13,265,692股股份中擁有證券及期貨條例第XV部所界定之個人權益及公司權益。

劉先生可獲年度薪酬1,473,110港元，該金額乃董事局經參考市場條款、彼於本集團之職責及本集團之薪酬政策後釐定。彼另可獲經董事局根據其於本公司之表現及市況後全權酌情釐定之年終酌情花紅。本公司與劉先生並無訂立任何董事服務合約。彼亦無按固定任期獲委任，須根據本公司章程細則輪值告退及膺選連任。彼亦可獲每年不少於50,000港元之董事袍金，惟有關袍金須獲董事局經參考現行市況以及獲股東於股東週年大會上批准。

除上述披露者外，劉先生已確認並無就彼重選一事而須知會股東之其他事宜，且亦無其他資料須按上市規則第13.51(2)(h)至(v)條予以披露。

陳澤仲先生，51歲，自二零零四年九月三十日獲委任為本公司董事。陳先生為本公司獨立非執行董事及審核委員會與薪酬委員會成員。彼為合資格會計師，於執業會計專業擁有約28年經驗。彼持有工商管理碩士學位，為香港會計師公會及英國特許公認會計師公會會員。除上述所披露者外，陳先生於最後實際可行日期前三年並無出任其他上市公司董事職位，亦無出任本公司及本集團旗下其他公司之職位。

於最後實際可行日期，陳先生與本公司董事、高級管理層或主要或控股股東概無任何關係，亦無擁有證券及期貨條例第XV部所界定之股份權益。

陳先生之任期直至二零零九年九月三十日為止，惟可根據本公司章程細則輪值告退及膺選連任。彼可獲每年50,000港元之董事袍金，惟有關袍金須獲董事局經參考現行市況以及獲股東於股東週年大會上批准。

除上述披露者外，陳先生已確認並無就彼重選一事而須知會股東之其他事宜，且亦無其他資料須按上市規則第13.51(2)(h)至(v)條予以披露。

卓育賢先生，53歲，自二零零四年九月三十日獲委任為本公司董事。卓先生為本公司獨立非執行董事及薪酬委員會成員。彼為事務律師，於香港執業逾27年。彼獲加拿大University of Ontario頒授文學學士學位。彼亦為於聯交所上市之德祥企業集團有限公司之獨立非執行董事。除上述所披露者外，卓先生於最後實際可行日期前三年並無出任其他上市公司董事職位，亦無出任本公司及本集團旗下其他公司之職位。

於最後實際可行日期，卓先生於770,000股股份中擁有證券及期貨條例第XV部所界定之個人權益，佔本公司已發行股本約0.1%。卓先生與本公司董事、高級管理層或主要或控股股東概無任何關係。

卓先生之任期直至二零零九年九月三十日為止，惟可根據本公司章程細則輪值告退及膺選連任。彼可獲每年50,000港元之董事袍金，惟有關袍金須獲董事局經參考現行市況以及獲股東於股東週年大會上批准。

除上述披露者外，卓先生已確認並無就彼重選一事而須知會股東之其他事宜，且亦無其他資料須按上市規則第13.51(2)(h)至(v)條予以披露。

除上述事宜外，董事認為，並無其他有關上述退任董事重選連任而須知會股東之事宜。

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED
升岡國際有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：485)

股東週年大會通告

茲通告升岡國際有限公司謹訂於二零零九年九月十八日(星期五)下午三時正假座香港告士打道310號柏寧酒店27樓薰衣草廳舉行股東週年大會，以便處理下列事項：－

1. 省覽截至二零零九年三月三十一日止年度之財務報告與董事局報告及獨立核數師報告。

2. 重選退任董事及授權董事局釐定董事酬金。

3. 續聘核數師及授權董事局釐定其酬金。

4. 作為特別事項，考慮並酌情通過下列決議案為本公司普通決議案：

普通決議案

「**動議**：

(a) 在本決議案(b)段之規限下，一般及無條件批准本公司董事於有關期間(定義見下文)行使本公司一切權力，在香港聯合交易所有限公司(「聯交所」)或本公司股份可能上市並獲香港證券及期貨事務監察委員會及聯交所就此認可之任何其他證券交易所購回本公司股本中每股面值0.40港元之股份，惟須根據及遵照所有適用法例及聯交所證券上市規則或任何其他證券交易所不時修訂之規定；

* *僅供識別*

(b) 根據本決議案(a)段之批准，本公司董事獲授權購回之本公司股份面值總額，不得超過本決議案獲通過當日本公司已發行股本面值總額之10%，而上述批准亦須受此限制；及

(c) 就本決議案而言，「有關期間」指本決議案獲通過當日起至下列最早發生時限止期間：

(i) 本公司下屆股東週年大會結束；

(ii) 任何百慕達適用法例或本公司之章程細則規定本公司須舉行下屆股東週年大會期限屆滿；及

(iii) 本公司股東於股東大會通過普通決議案撤銷或修訂本決議案所載授權之日。」

5. 作為特別事項，考慮並酌情通過下列決議案為本公司普通決議案：

普通決議案

「**動議**：

(a) 在本決議案(c)段之規限下，一般及無條件批准本公司董事於有關期間(定義見下文)行使本公司一切權力，以配發、發行及處理本公司股本中每股面值0.40港元之額外股份，以及作出或授出可能需要行使該等權力之售股建議、協議及購股權(包括可轉換為本公司股份之債券、認股權證及債權證)；

(b) 本決議案(a)段之批准將授權本公司董事於有關期間(定義見下文)作出或授出於有關期間結束後將或可能須行使該等權力之售股建議、協議及購股權(包括可轉換為本公司股份之債券、認股權證及債權證)；

(c) 本公司董事根據本決議案(a)段之批准而配發或同意有條件或無條件配發(不論根據購股權或其他方式)配發及發行之股本面值總額，不得超過本決議案獲通過當日本公司已發行股本面值總額之20%，惟根據(i)配售新股(定義見下文)；(ii)根據本公司不時之章程細則發行股份代替股息；(iii)根據不時採納之任何購股權計劃或授出或發行股份或購買本公司股份權利之類似安排時而發行股份；或(iv)根據本公司任何認股權證之條款行使認購或轉換權利而發行股份則除外，而上述批准亦須受此限制；及

(d) 就本決議案而言，

「有關期間」指本決議案獲通過當日起至下列最早發生時限止期間：

(i) 本公司下屆股東週年大會結束；

(ii) 任何百慕達適用法例或本公司章程細則規定本公司須舉行下屆股東週年大會期限屆滿；及

(iii) 本公司股東於股東大會通過普通決議案撤銷或修訂本決議案所載授權之日；及

「配售新股」乃指於本公司董事指定期間內，向於指定記錄日期名列股東名冊之本公司股份持有人或本公司任何類別股份持有人(倘適用，有權獲提呈之本公司其他證券持有人)，按其截至該日當時之持股(或，倘適用，該等其他證券)比例，提呈發售股份，或發行購股權、認股權證或附有權利認購本公司股份之其他證券，惟本公司董事有權就零碎配額或適用於本公司之任何地區法例或該等地區任何認可監管機構或任何證券交易所之規定的任何限制或責任，作出其認為必需或權宜之豁免或其他安排。」

6. 作為特別事項，考慮並酌情通過下列決議案為本公司普通決議案：

普通決議案

「**動議**待召開本大會通告第4及第5項決議案獲通過後，擴大根據召開本大會通告第5項決議案授予本公司董事配發、發行及處理額外股份之一般授權，加入相當於本公司根據召開本大會通告第4項決議案授出之授權所購回本公司股本中股份之面值總額，惟所購回股份之總面值，不得超過所述決議案獲通過當日本公司已發行股本面值總額之10%。」

承董事局命
秘書
李業華

香港，二零零九年七月三十一日

附註： —

1. 凡有權出席大會，並於會上投票之本公司股東，均有權委任一名或以上受委代表出席及代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同簽署表格之授權書或其他授權文件（如有）或經公證人簽署證明之該等文件副本，須於大會或其任何續會指定舉行時間四十八小時前，送達本公司總辦事處及主要營業地點，地址為香港香港仔大道232號城都工業大廈5樓，方為有效。

3. 根據第2項擬重選連任之退任董事為劉錫淇先生、陳澤仲先生及卓育賢先生。